As filed with the Securities and Exchange Commission on June 25, 2021.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Vividion Therapeutics, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2834	46-4373293
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Vividion Therapeutics, Inc.

5820 Nancy Ridge Drive

San Diego, CA 92121

(858) 345-4690

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jeffrey S. Hatfield

Chief Executive Officer

Vividion Therapeutics, Inc.

5820 Nancy Ridge Drive

San Diego, CA 92121

(858) 345-4690

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Karen E. Deschaine, Esq. Phillip S. McGill, Esq. Terren J. O’Connor, Esq. Cooley LLP 4401 Eastgate Mall San Diego, CA 92121	Alan F. Denenberg, Esq. Emily Roberts, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has not elected to use the extended transition period for complying with any new or revised financial accounting standards provided in Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1)	AMOUNT OF REGISTRATION FEE(2)
Common Stock, $0.001 par value per share	$100,000,000	$10,910

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act. Includes the offering price of shares that the underwriters have the option to purchase.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated                     , 2021

Preliminary prospectus

            shares

Common stock

This is the initial public offering of Vividion Therapeutics, Inc. We are offering                shares of our common stock. Prior to this offering, there has been no public market for our common stock. We estimate that the initial public offering price of our common stock will be between $                and $                per share.

We have applied to list our common stock on The Nasdaq Global Market under the symbol “VVID.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. See the section titled “Risk factors” beginning on page 15.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to Vividion Therapeutics, Inc. (before expenses)	$	$

(1)	We have agreed to reimburse the underwriters for certain estimated expenses. See the section titled “Underwriting.”

We have granted the underwriters a 30-day option to purchase up to a total of                additional shares of our common stock from us at the initial public offering price less the underwriting discounts and commissions.

The underwriters expect to deliver the shares of our common stock to purchasers on or about                 , 2021 through the book-entry facilities of The Depository Trust Company.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

J.P. Morgan	BofA Securities	Jefferies

The date of this prospectus is                , 2021

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We also have not independently verified any of the data from third-party sources.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States.

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by, the more detailed information and financial statements included elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should carefully read this entire prospectus, including the information under the sections titled “Risk factors,” “Special note regarding forward-looking statements” and “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless the context requires otherwise, references in this prospectus to “Vividion Therapeutics,” “Vividion,” the “Company,” “we,” “us” and “our” refer to Vividion Therapeutics, Inc.

Overview

We are a biopharmaceutical company utilizing novel discovery technologies to unlock high value, traditionally undruggable targets with precision therapeutics for cancers and immune disorders. Despite advances in genomics, structural biology and high-throughput screening, about 90% of disease-causing proteins cannot be targeted by current therapies due to the lack of a known addressable binding site. Our proprietary chemoproteomic platform technology addresses the key limitations of conventional screening techniques and allows us to discover previously unknown, or cryptic, functional pockets on the surface of proteins and identify small molecules that selectively bind to those targets. To date, we have screened over 75,000 cysteine residues on approximately 12,500 proteins and elucidated over 800 novel pockets across 250 validated targets of interest. From these, we have identified covalent small molecules from our library that bind to over 100 unique pockets across over 80 priority targets. Leveraging our team’s chemistry and drug development expertise, we are advancing a deep and diversified pipeline of highly selective small molecule therapeutics targeting high value disease-causing proteins in oncology and immunology with our lead programs targeting two key transcription factors, NRF2 and STAT3, and a DNA damage response protein, WRN. We own the worldwide rights to our KEAP1-NRF2 axis targeted programs and are developing the STAT3 targeted programs in collaboration with the Bristol-Myers Squibb Company, or BMS, and the WRN targeted program in collaboration with F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., or collectively, Roche. We expect to advance multiple programs through preclinical studies, identify our first product candidate and submit our first Investigational New Drug Application, or IND, to the U.S. Food and Drug Administration, or FDA, in 2022. We believe our novel, industrial scale chemoproteomic platform provides us with an opportunity to remove boundaries of druggability and develop therapies for patients with critical unmet medical needs across multiple therapeutic areas.

For decades, researchers have intensively and meticulously labored to identify druggable pockets on key disease-causing proteins. If a binding site was discovered, a time-intensive process ensued of screening a compound’s binding and target selectivity profile against purified recombinant proteins as opposed to screening proteins in their native state. As a result, most small molecule therapeutics, both approved and in development, target protein classes, such as enzymes, receptors and membrane channels that have structurally well-defined and deep binding pockets. However, many therapeutically relevant targets fall into classes of proteins, such as transcription factors, scaffolding and adaptor proteins and E3 ligases, that generally lack well defined sites for small molecule interactions. Despite the hundreds of human proteins known to cause disease, about 10% of these targets are drugged by current therapies and the remaining targets, inaccessible to conventional chemistry, are perceived as pocketless or undruggable.

Our advanced chemoproteomic platform builds upon the decades-long research efforts of our co-founders, Benjamin F. Cravatt, Ph.D., Phillip Baran, Ph.D. and Jin-Quan Yu, Ph.D., at The Scripps Research Institute, or TSRI. Dr. Cravatt’s lab pioneered the use of mass spectrometry-based proteome profiling to monitor binding of cysteine-reactive small molecules to specific sites on thousands of proteins. Our custom-built library of chemical scaffolds and cysteine-reactive groups, or CRGs, is uniquely enabled by advanced chemistry developed by Drs. Baran and Yu, which allows for thorough exploration of three-dimensional chemical and protein space. We have invested heavily to translate and significantly advance the fundamental discoveries from our founders’ labs into an industrial-scale platform, which allows us to efficiently find and bind small molecules to traditionally cryptic functional proteins. Our platform is comprised of three highly integrated and synergistic components:

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Proprietary covalent chemistry-based library of small molecules designed to selectively bind cryptic pockets. Through iterative cycles of design and proteome-wide testing, we have built and continue to refine a library of cysteine-reactive small molecules specifically designed to enter and form covalent bonds with accessible cysteine residues located in shallow binding pockets in proteins in their native conformations. Our growing covalent chemistry-based library consists of over 15,000 highly diverse CRG-bearing small molecules that thoroughly exploit three-dimensional space. Our ability to monitor covalent interactions across the proteome enables the continuous “proteome education” of our library.

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Novel chemoproteomic screening technology that we designed to detect, sensitively and precisely, small molecule interactions with proteins, at scale and in their native cellular contexts. We have industrialized methods to enable the parallel screening of thousands of surface cysteine residues across the entire human proteome. This technology uses high resolution mass spectrometry and chemical “probes” to detect the interactions between small molecules and any protein regardless of functional class. Our approach allows us to efficiently mine the proteome to find cryptic functional pockets that were previously undiscovered or thought to be undruggable. Our chemoproteomic platform also enables proteome-wide target engagement measurements that provide a global view of each molecule’s reactivity profile. Our proteome-wide approach to detecting both on-target and off-target binding events flags compounds that are promiscuous binders, which are subsequently eliminated from the library.

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Integrated data portal that interprets the volume of data generated by our chemoproteomic platform with a standard output of approximately 100,000 new data points per day. The portal is a cloud-based web interface that is designed to overlay our internally generated data with the latest public resources for human genetics and structural biology. Integrating these data streams allows us to generate unique insights into accessible pockets and focus our discovery efforts on previously undruggable targets. Our data portal currently holds over 75 million compound-target site interaction measurements from which algorithms can be trained and refined to drive proprietary insights into covalent drug discovery.

The figure below shows an excerpt from a typical screening output from our chemoproteomic platform. Selected cysteine sites on target proteins are shown as rows, and individual compounds from our covalent library are shown in columns. Each column represents a different experimental sample and all the targets in that sample are measured in parallel. To illustrate the value of selectivity information, in the example below there are many compounds that potently inhibit target #1. However, compound #25 does so with compelling selectivity, whereas many other compounds display off-target binding. In addition to selectivity information, the parallel nature of our screening approach allows us to simultaneously screen over 100 cysteine sites on proteins of high therapeutic interest with our entire covalent library, allowing for parallel discovery of highly compelling hits. In the example below, compound #29 binds with high selectivity to target #6. In traditional high throughput screening, a single target would be screened at a time, and this knowledge would be lost.

Our chemical library and chemoproteomic screening technology are seamlessly integrated and evolve together. As shown in the figure below, the discovery of druggable pockets on disease-related proteins increases as our covalent chemistry-based library of small molecules expands.

Altogether, our platform has enabled us to identify hundreds of previously unknown or cryptic functional pockets on well-validated protein targets implicated in a wide range of oncologic and immunologic diseases, while simultaneously identifying compounds from our proprietary covalent chemistry library that interact in a highly selective manner with those pockets. We have developed an efficient framework for nominating and prioritizing targets within the oncology and immunology space. Key features, such as human genetic validation, deep and consistent literature supporting a key role in disease, and druggability with conventional approaches are considered. Targets in traditionally undruggable classes such as transcription factors, adapter proteins and

E3 ligases generally receive higher priority. Our approach allows us to diversify our drug development efforts across multiple modalities, including allosteric activators and inhibitors, protein stabilizers, protein-protein interaction, or PPI, inhibitors and protein degraders. To date, we have screened over 75,000 cysteine residues on approximately 12,500 proteins and elucidated over 800 novel pockets across 250 validated targets of interest. From these, we have identified covalent small molecules from our library that bind to over 100 unique pockets across over 80 priority targets. The figure below summarizes our deep and diversified pipeline focused on oncology and immunology.

Our KEAP1-NRF2 axis targeted programs for cancer and immune disorders

NRF2 is a transcription factor that induces a gene transcription program that renders cells resistant to oxidative and other forms of stress. We have generated chemically distinct, orally bioavailable small molecules that we have observed toggle NRF2 activity up (activation or upregulation) or down (inhibition or down regulation) in preclinical studies in cell lines in culture as well as tissues and tumors in vivo. Upregulation of NRF2 activity leverages the anti-inflammatory responses stimulated by NRF2 to exert potential disease-modifying therapeutic effects in patients with inflammatory bowel disease, or IBD, and other inflammatory diseases where oxidative damage, insufficient stress resistance and chronic inflammation contribute to the underlying pathophysiology. We believe NRF2 activators could be beneficial in conditions such as IBD by inducing gene programs that (1) suppress inflammatory processes, (2) reduce leukocyte trafficking and (3) restore epithelial barrier integrity. Preclinical characterization of our NRF2 activators revealed that these agents reduced several disease-relevant markers of inflammation and tissue damage in multiple rodent models of colitis. These findings support an initial clinical entry for our NRF2 activator program in IBD.

Activation of NRF2 in cancer cells due to mutational alterations promotes disease progression and therapeutic resistance. Moreover, even in the absence of NRF2 pathway mutations, activation of the pathway by cancer therapy-induced stress reduces the durability of responses to chemotherapy, radiotherapy and immunotherapy. Progressive tumor growth requires increased nutrient uptake and metabolism to meet the energetic and metabolic demands of continuously proliferating tumor cells. This altered metabolism in cancer cells, together with the stress imposed by oncogenic proteins and ongoing DNA damage can generate persistent oxidative stress that will result in cell death if not managed. NRF2 activation in cancer cells addresses this challenge by increasing expression of detoxification and antioxidant proteins, as well as genes in key metabolic pathways required for cell growth and DNA synthesis. Therefore, in certain established cancers, aberrant NRF2 activation represents a dependency that, if disrupted, could lead to tumor growth suppression. No specific treatments for addressing NRF2 activated tumors currently exist. We leveraged our chemoproteomic platform to discover covalent and selective small molecules that inhibit NRF2 transcriptional output by increasing KEAP1 directed proteasomal degradation of NRF2. We believe that our highly selective NRF2 inhibitors will have the potential to improve treatment outcomes for patients with NRF2 pathway mutations and possibly additional cancer types where NRF2 is activated such as non-small cell lung cancer, or NSCLC, esophageal squamous cell cancer, or ESCC, and head and neck squamous cell cancers, or HNSCC.

Our STAT3 targeted programs for inflammatory diseases and cancer

In collaboration with BMS, we are developing orally bioavailable inhibitors of STAT3 for inflammatory diseases and cancer. STAT3 belongs to a family of seven highly conserved transcription factors that are activated by phosphorylation on a critical tyrosine residue, which triggers the assembly of STAT3 homodimers or heterodimers with other STAT family members. STAT3 functions as a downstream signal transducer from a diverse set of cytokine and growth factor receptors. Although STAT3 itself has long been recognized as an attractive target in inflammatory and malignant diseases, it, like most transcription factors, has historically been notoriously difficult to drug. Drugs targeting the upstream protein tyrosine kinases that phosphorylate STAT3, such as JAK1, JAK2, JAK3 and TYK2, have been approved or are in late-stage clinical development for the treatment of autoimmune diseases and cancer. In addition, antibodies directed against IL-6, the IL-6 receptor and IL-23, which are upstream components of cytokine signaling systems that result in STAT3 activation, have demonstrated clinical activity in various disease settings. However, these agents, which target only subsets of the upstream activating signals that converge on STAT3, fail to capture the full spectrum of activities that could be suppressed by a direct inhibitor of STAT3. Using our chemoproteomic platform, we uncovered a novel pocket on STAT3 and optimized compounds that selectively and potently engaged this target. Our small molecule allosteric inhibitors block STAT3 binding to DNA by interacting with a pocket in the protein that is distinct from the DNA-binding region, thereby inducing a conformational change that negatively impacts the function of the DNA-binding domain. In preclinical studies, our current lead molecules have been shown to be capable of provoking near complete inhibition of STAT3 function at nanomolar concentrations.

We believe that STAT3 inhibitors have the potential to treat a variety of autoimmune conditions linked to T helper 17, or TH17, cell dysfunction and/or pathogenic signaling through the IL-6 family of cytokines. We plan to study our STAT3 inhibitors in several autoimmune diseases, such as psoriasis, psoriatic arthritis, rheumatoid arthritis and IBD, in which STAT3 signaling is known to play a prominent role. We are also developing a second STAT3 inhibitor focused on oncology to complement our STAT3 inflammatory disease program. Our clinical development plan for this program is expected to include T-cell lymphoma, or TCL, a disease that is enriched for subtypes that bear activating mutations in the JAK-STAT3 pathway and are known to require STAT3 signaling for viability and proliferation, and solid tumors in these cancers.

Our WRN targeted program for cancer

In collaboration with Roche, we are developing WRN inhibitors for cancer. Many cancer cells contain mutations that compromise the functions of DNA damage sensing and repair, or DDR, proteins. The resulting genomic instability causes these cancer cells to rapidly generate a high level of diversity from cell to cell, which is a major factor in cancer progression and in the rapid development of therapeutic resistance to modern-day targeted therapies. Mutations that weaken the DDR apparatus also increase the sensitivity of cancer cells to DNA damage-inducing radiation and cancer drugs. Conventional DNA-damaging chemotherapeutic agents, many of which have been used clinically for decades, derive a substantial proportion of their therapeutic activities from the compromised DDR functions found in many cancers. Unfortunately, these agents indiscriminately inflict DNA damage on both cancer cells and normal cells, which explains the significant adverse effects associated with cytotoxic chemotherapy.

The concept of “synthetic lethality” has attracted attention as a mechanism to attack cancer cells bearing specific mutations in the DDR machinery because it is expected to selectively target cancer cells with certain DDR mutations while sparing normal cells and tissues that have fully functional DDR machinery.

Recently, multiple publications have described a notable case of synthetic lethality that has yet to be exploited therapeutically. Cancers that have incurred loss of function mutations in DDR proteins involved in a specific mechanism of DNA repair, termed DNA mismatch repair, are strongly dependent on the function of another DDR protein called the Werner helicase, or WRN. Defects in mismatch repair are found in a variety of cancers, including colorectal cancer, or CRC, gastric, endometrial and esophageal cancers.

Mismatch repair-deficient cancer characteristically exhibits a clinically detectable abnormality in genomic DNA, termed microsatellite instability, or MSI. Cancers that exhibit high levels of MSI are designated MSI-H and are particularly vulnerable to inhibition of WRN function. In the absence of WRN, proliferating MSI-H cells suffer extensive DNA damage and cell death. We believe that a drug that inhibits WRN in a way that impedes its ability to correct the abnormal DNA present in MSI-H cells could be an effective therapeutic agent in MSI-H cancers.

We are also developing programs against other high value targets known to drive cancer and immune disease. Although we are currently focused on oncology and immunologic diseases, our internal capabilities provide a clear opportunity to expand into other disease areas of high unmet need in the future.

Our team

Our management team has significant experience progressing products from early-stage research to clinical trials, and ultimately to regulatory approval and commercialization. Together, they bring in-house expertise in medicinal chemistry, translational medicine, clinical development, biomarker development, regulatory and quality and manufacturing. Particularly valuable to our work, multiple members of our executive team have extensive experience with unique small molecule discovery platforms, therapeutic expertise in oncology / immunology, or both. Our Chief Executive Officer, Jeffrey S. Hatfield, M.B.A., brings more than 35 years of successful industry leadership to Vividion, having held multiple senior executive, CEO and board director roles during his career at both pharmaceutical and emerging biotechnology companies. Mr. Hatfield previously served as the CEO of Vitae Pharmaceuticals, Inc., a pioneer in computational structure-based drug discovery, where he led the company from start-up to clinical-stage advancement of multiple first-in-class programs, and ultimately to its acquisition by Allergan Plc. Our Chief Scientific Officer, Robert T. Abraham, Ph.D. previously served as senior vice president and group head, oncology research and development at Pfizer, Inc., and has directly contributed to the discovery and development of eight FDA-approved cancer medicines. Other members of our scientific team have held executive or scientific leadership positions at companies including Array BioPharma, Inc., Gilead Sciences, Inc., Rigel Pharmaceuticals, Inc., Vertex Pharmaceuticals Incorporated, and Wellspring Biosciences, Inc. Our Chief Financial Officer, Patricia L. Allen, brings more than 25 years of experience leading financial and investor relations functions at private and public companies. Ms. Allen previously played influential financial roles at Zafgen, Inc. (now known as Larimar Therapeutics, Inc.), Alnylam

Pharmaceuticals, Inc. and Alkermes, Inc., and has helped raise more than $1 billion in both private and public offerings over her career to date. We are supported by our board of directors, scientific advisors and a leading syndicate of investors, which includes ARCH Venture Partners, Cardinal Partners, NexTech Invest, Versant Ventures and                    .

Our strategy

Our mission is to leverage our unique insights into finding and binding cryptic functional pockets on currently intractable human biology-validated protein targets to discover, develop and commercialize small molecule therapies that can transform the lives of patients suffering from devastating cancers and immune disorders. The key components of our strategy to achieve our mission include:

•	Advance in parallel a pipeline of multiple early-stage programs focused on currently intractable human biology-validated therapeutic targets in precision oncology and immunology;

•	Further expand the capabilities of our platform through continued investment in its integrated components and capabilities;

•	Build a fully integrated precision medicines company;

•	Further extend the value of our platform through innovative strategic partnerships; and

•	Maintain a culture of innovation that can deliver transformative value to patients.

Risks associated with our business

Our business and our ability to implement our business strategy are subject to numerous risks, as more fully described in the section titled “Risk factors” immediately following this prospectus summary. You should read these risks before you invest in our common stock. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, risks associated with our business include:

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We are very early in our development efforts. All of our programs are still in preclinical development. If we are unable to commercialize future product candidates or experience significant delays in doing so, our business will be materially harmed.

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We are a preclinical-stage biopharmaceutical development company with a limited operating history and have incurred significant losses since our inception, and we expect to incur losses for the foreseeable future. We have no products approved for commercial sale and may never achieve or maintain profitability.

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Our approach to the discovery and development of future product candidates based on our chemoproteomic platform is novel and unproven, which exposes us to unforeseen risks and makes it difficult to predict the time, cost of development and likelihood of successfully developing any products, and we may not be successful in our efforts to use and expand our platform to build a pipeline of future product candidates.

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While we believe our pipeline will yield multiple clinical development programs, we may not be able to file INDs to commence clinical trials on the timelines we expect, and even if we are able to, the FDA may not permit us to proceed.

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We may expend our limited resources to pursue a particular future product candidate or indication and fail to capitalize on future product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

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Preclinical and clinical drug development is a lengthy and expensive process with uncertain timelines and uncertain outcomes. If preclinical studies or clinical trials of a future product candidate are prolonged or delayed, we may be unable to obtain required regulatory approvals, and therefore be unable to commercialize our future product candidates on a timely basis or at all.

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The development and commercialization of pharmaceutical products is subject to extensive regulation, and the regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our future product candidates on a timely basis if at all, our business will be substantially harmed.

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Our clinical trials may fail to demonstrate substantial evidence of the safety and efficacy of our future product candidates, which would prevent or delay or limit the scope of regulatory approval and commercialization.

•	We expect to continue to expand our development and regulatory capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

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The outbreak of the COVID-19 pandemic could materially and adversely affect our preclinical studies and development, any clinical trials we subsequently commence, and our business, financial condition, and results of operations.

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Even if this offering is successful, we will require additional funding in order to finance operations. If we are unable to raise capital when needed, or on acceptable terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

•	We face substantial competition, which may result in others discovering, developing or commercializing drugs before or more successfully than we do.

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We rely on third parties to conduct certain preclinical studies and expect to have third parties conduct our clinical trials for our future product candidates. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our future product candidates and our business could be substantially harmed.

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Our success is dependent on our executive management team’s ability to successfully pursue business development, strategic partnerships and investment opportunities as our company matures. We may also form or seek strategic alliances or acquisitions or enter into additional collaboration and licensing arrangements in the future and we may not realize the benefits of such collaborations, alliances, acquisitions or licensing arrangements.

•	Our success depends on our ability to obtain, maintain, enforce and protect our intellectual property and our proprietary technologies.

•	If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

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If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our current and future licensors, we could lose license rights that are important to our business.

Corporate and other information

We were incorporated in Delaware in December 2013 under the name Cardinal LS, Inc. In March 2014, we changed our corporate name to Vividion Therapeutics, Inc. Our principal executive offices are located at 5820 Nancy Ridge Drive, San Diego, CA 92121, and our telephone number is (858) 345-4690. Our corporate website address is http://vividion.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

This prospectus contains references to our trademarks, trade names and service marks, and to those belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trade names, service marks or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Implications of being an “emerging growth company” and a “smaller reporting company”:

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, as amended, or JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

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being permitted to present only two years of audited financial statements and only two years of related “Management’s discussion and analysis of financial condition and results of operations” in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an “emerging growth company” prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, as an “emerging growth company” the JOBS Act allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies, unless we later irrevocably elect not to avail ourselves of this exemption. We have elected to use this extended transition period under the JOBS Act; however, we may choose to early adopt new or revised accounting pronouncements, if permitted under such pronouncements.

We are also a “smaller reporting company” as defined in Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act, and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. We may be a “smaller reporting company” even after we are no longer an “emerging growth company.”

The offering

Common stock offered by us	shares

Underwriters’ option to purchase additional shares	The underwriters have a 30-day option to purchase up to a total of additional shares of our common stock.

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares)

Use of proceeds	We estimate that we will receive net proceeds of approximately $ million (or approximately $ million if the underwriters’ option to purchase additional shares is exercised in full) from the sale of the shares of our common stock offered by us in this offering, based on an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering to advance our deep and diversified pipeline of highly selective small molecule therapeutics in oncology and immunology, to fund our proprietary chemoproteomic platform technology and expand our custom-built library of chemical scaffolds and CRGs, and for working capital and other general corporate purposes, including costs and expenses associated with being a public company. See the section titled “Use of proceeds” on page 85 for a more complete description of the intended use of proceeds from this offering.

Risk factors	You should read the section titled “Risk factors” beginning on page 15 of this prospectus for a discussion of certain of the factors to consider carefully before deciding to purchase any shares of our common stock.

Proposed Nasdaq Global Market symbol	“VVID”

The number of shares of our common stock to be outstanding after this offering is based on 237,759,129 shares of our common stock outstanding as of March 31, 2021, after giving effect to the conversion of our outstanding shares of convertible preferred stock into 213,731,388 shares of our common stock and including 164,193 shares of restricted common stock which are subject to a right of repurchase by us and excludes:

•	48,061,326 shares of our common stock issuable upon the exercise of outstanding stock options as of March 31, 2021, at a weighted-average exercise price of $0.66 per share;

•

100,000 shares of our common stock issuable upon the exercise of a warrant outstanding as of March 31, 2021, with an exercise price of $0.25 per share, which warrant is exercisable to purchase shares of our Series A convertible preferred stock and will automatically convert to a warrant to purchase an equivalent number of shares of our common stock upon the completion of this offering;

•	shares of our common stock issuable upon the exercise of outstanding stock options granted after March 31, 2021, at a weighted-average exercise price of $ per share;

•

                shares of our common stock reserved for future issuance under our 2021 equity incentive plan, or the 2021 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering (including up to                shares of our common stock subject to outstanding awards issued under our 2016 equity incentive plan, as amended, or the 2016 Plan, which shares may be included in the reserve under the 2021 Plan), as well as any future increases in the number of shares of our common stock reserved for issuance under the 2021 Plan; and

•

                shares of our common stock reserved for future issuance under our 2021 employee stock purchase plan, or the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering, as well as any future increases in the number of shares of our common stock reserved for issuance under the ESPP.

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•

the conversion of all our outstanding shares of convertible preferred stock as of March 31, 2021, into an aggregate of 213,731,388 shares of our common stock in connection with the completion of this offering;

•	no exercise by the underwriters of their option to purchase up to a total of additional shares of our common stock;

•	no exercise of the outstanding warrant or options subsequent to March 31, 2021;

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the completion of this offering and;

•	a 1-for- reverse stock split of our common stock to be effected prior to the completion of this offering.

Summary financial data

The following tables set forth our summary financial data. We derived the summary statement of operations data for the years ended December 31, 2019 and 2020 from our audited financial statements included elsewhere in this prospectus. We derived the summary statement of operations data for the three months ended March 31, 2020 and 2021 and the summary balance sheet data as of March 31, 2021 from our unaudited interim financial statements included elsewhere in this prospectus.

You should read this summary financial data together with our financial statements and related notes appearing elsewhere in this prospectus and the information in the section titled “Management’s discussion and analysis of financial condition and results of operations.” Our historical results are not necessarily indicative of the results to be expected in any future period, and our results of operations for the three months ended March 31, 2021 are not necessarily indicative of our results to be expected for the year ended December 31, 2021 or any other future period.

	Years Ended		Three Months Ended
	December 31,		March 31,
	2019	2020	2020	2021
(in thousands, except share and per share amounts)			(unaudited)

Statement of operations data:
Collaboration revenue	$23,750	$34,393	$6,161	$14,941

Operating expenses:
Research and development	37,998	52,209	11,321	17,514
General and administrative	5,820	9,704	2,106	3,459

Total operating expenses	43,818	61,913	13,427	20,973

Loss from operations	(20,068)	(27,520)	(7,266)	(6,032)

Other income (expense):
Interest and other income, net	3,171	1,652	657	84
Interest expense	(102)	(29)	(11)	(2)

Total other income	3,069	1,623	646	82

Loss before income taxes	(16,999)	(25,897)	(6,620)	(5,950)
Income tax expense (benefit)	441	(441)	(441)	82

Net loss	$(17,440)	$(25,456)	$(6,179)	$(6,032)

Net loss per share, basic and diluted(1)	$(1.12)	$(1.35)	$(0.36)	$(0.27)

Weighted-average shares outstanding, basic and diluted(1)	15,562,806	18,810,568	17,317,061	22,084,696

Pro forma net loss per share, basic and diluted (unaudited)(2)		$(0.15)		$(0.03)

Pro forma weighted-average shares outstanding, basic and diluted (unaudited) (2)		168,256,235		201,530,366

(1)	See Note 2 to our financial statements included elsewhere in this prospectus for details on the calculation of our basic and diluted net loss per share.

(2)	See the subsection titled “Management’s discussion and analysis of financial condition and results of operations—Unaudited pro forma information” for an explanation of the calculations of our basic and diluted pro forma net loss per share, and the weighted-average number of shares outstanding used in the computation of the per share amounts.

	As of March 31, 2021
	Actual	Pro forma	Pro forma as adjusted(1)
(unaudited, in thousands)

Balance sheet data:
Cash, cash equivalents and investments	$333,870
Total assets	360,063
Working capital (2)	228,171
Total liabilities	158,430
Convertible preferred stock	267,160
Accumulated deficit	(74,119)
Total stockholders’ (deficit) equity	(65,527)

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the amount of each of cash, cash equivalents and investments, total assets, working capital, total liabilities and total stockholders’ (deficit) equity by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. An increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) each of cash, cash equivalents and investments, total assets, working capital, total liabilities and total stockholders’ (deficit) equity by $ million, assuming that the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

(2)	We define working capital as current assets less current liabilities. See our financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

The preceding table presents our balance sheet data as of March 31, 2021:

•	on an actual basis;

•

on a pro forma basis to reflect (1) the conversion of all outstanding shares of our convertible preferred stock as of March 31, 2021 into 213,731,388 shares of our common stock and the related reclassification of the carrying value of the convertible preferred stock and warrant liability to permanent equity in connection with the completion of this offering, and (2) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to give further effect to our issuance and sale of                shares of our common stock in this offering at an assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Risk factors

Investing in shares of our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, as well as the other information in this prospectus, including our financial statements and related notes appearing elsewhere in this prospectus and the sections of this prospectus titled “Management’s discussion and analysis of financial condition and results of operations” and “Special note regarding forward-looking statements,” before you make an investment decision. The risks described below are not the only risks that we face. Many of the following risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. The occurrence of any of the following risks, or of additional risks and uncertainties not presently known to us or that we currently believe to be immaterial, could materially and adversely affect our business, financial condition, results of operations, prospects or reputation. As a result, the market price of shares of our common stock could decline and you may lose all or part of your investment in our common stock.

Risks related to our limited operating history, financial condition and need for additional capital

We are very early in our development efforts. All of our programs are still in preclinical development. If we are unable to commercialize future product candidates or experience significant delays in doing so, our business will be materially harmed.

Our ability to become profitable depends upon our ability to generate revenue. To date, while we have generated collaboration revenue, we have not generated any revenue from products, and we do not expect to generate any revenue from the sale of drugs in the near future. We do not expect to generate revenue from product sales unless and until we complete the development of, obtain regulatory approval for, and begin to sell, one or more future product candidates. We are also unable to predict when, if ever, we will be able to generate revenue from such future product candidates due to the numerous risks and uncertainties associated with drug development, including the uncertainty of:

•

our ability to timely and successfully complete preclinical studies for our initial KEAP1-NRF2 target axis programs, STAT3 targeted programs and WRN targeted program, to identify clinical development candidates for those programs and other current or future programs;

•

our ability to establish an appropriate safety profile with IND-enabling toxicology and other preclinical studies for our initial KEAP1-NRF2 target axis programs, STAT3 targeted programs and WRN targeted program;

•	our successful initiation, enrollment in and completion of clinical trials, including our ability to generate positive data from any such clinical trials;

•	our ability to receive and maintain regulatory approvals from applicable regulatory authorities;

•	the initiation and successful completion of all safety studies required to obtain and maintain U.S. and foreign regulatory approval for future product candidates;

•	the costs associated with the development of any additional development programs we identify in-house or acquire through collaborations or other arrangements;

•	our ability to establish manufacturing capabilities or make arrangements with third-party manufacturers for clinical supply and commercial manufacturing;

•	obtaining and maintaining patent and trade secret protection or regulatory exclusivity for our future product candidates;

•	launching commercial sales, if and when a future product candidate is approved, whether alone or in collaboration with others;

•	obtaining and maintaining acceptance of our products, if and when approved, by patients, the medical community and third-party payors;

•	the prevalence, duration and severity of potential side effects or other safety issues experienced with our future product candidates following approval;

•	effectively competing with other therapies;

•	obtaining and maintaining healthcare coverage and adequate reimbursement;

•	the success of our existing collaborations as well as the terms and timing of any additional collaboration, license or other arrangement, including the terms and timing of any payments thereunder;

•	our ability to enforce and defend intellectual property rights and claims; and

•	our ability to maintain a continued acceptable safety profile of our products, following approval.

We expect to incur significant sales and marketing costs as we prepare to commercialize our future product candidates to the extent that such sales, marketing, product manufacturing and distribution are not the responsibility of our collaborators. We currently have no marketing or sales organization. There are significant costs and risks involved in building and managing a sales and marketing organization, including our ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. We may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. If we are unable to enter into such arrangements on acceptable terms or at all or we do not adequately address the risks and difficulties associated with transitioning to a company capable of supporting commercial initiatives, we may not be able to successfully commercialize our future product candidates, which could have a material adverse impact on our business. Moreover, even if we initiate and successfully complete pivotal or registration-enabling clinical trials of our future product candidates, and our future product candidates are approved for commercial sale, and despite expending these costs, our future product candidates may not be commercially successful. We may not achieve profitability soon after generating drug sales, if ever. If we are unable to generate revenue, we will not become profitable and may be unable to continue operations without continued funding.

We are a preclinical-stage biopharmaceutical development company and have incurred significant losses since our inception, and we expect to incur losses for the foreseeable future. We have no products approved for commercial sale and may never achieve or maintain profitability.

We are a preclinical-stage biopharmaceutical development company with a limited operating history. Biopharmaceutical drug development is a highly speculative undertaking and involves a substantial degree of risk. Since our formation in 2013, our operations to date have been limited primarily to organizing and staffing our company, business planning, raising capital, researching and developing our drug discovery platform technologies, developing our pipeline, building our intellectual property portfolio and conducting preclinical studies for our programs. We have never generated any revenue from drug sales. We have not obtained regulatory approvals for any products. We have incurred significant losses since inception, have not generated any revenue from product sales and have financed our operations principally through equity financings and collaborations. We expect that it will be several years, if ever, before we have a commercialized product and generate revenue from product sales. Our net losses were $17.4 million and $25.5 million for the years ended December 31, 2019 and 2020, respectively, and $6.2 million and

$6.0 million for the three months ended March 31, 2020 and 2021, respectively. As of March 31, 2021, we had an accumulated deficit of $74.1 million. Our losses have resulted principally from expenses incurred for the research and development of our proprietary chemoproteomic platform and proteome-educated covalent library and from management and administrative costs and other expenses that we have incurred while building our business infrastructure.

We expect our expenses and operating losses will continue to increase substantially for the foreseeable future as we expand our research and development efforts, expand the capabilities of our chemoproteomic platform, identify future product candidates, complete preclinical studies and commence clinical trials, seek regulatory approval and commercialization of future product candidates and operate as a public company. We anticipate that our expenses will increase substantially as we:

•	continue to advance our proprietary chemoproteomic platform and proteome-educated covalent library;

•	continue preclinical activities of our initial KEAP1-NRF2 target axis programs, STAT3 targeted programs and WRN targeted program;

•	continue to expand our pipeline of programs;

•	file INDs, and commence clinical development of future product candidates;

•	establish our manufacturing capability, including developing our contract development and manufacturing organization, relationships and building our internal manufacturing facilities;

•	acquire and license technologies aligned with our chemoproteomic platform;

•	seek regulatory approval of future product candidates that successfully complete clinical development;

•	expand our operational, financial and management systems and increase personnel, including personnel to support our preclinical and clinical development, manufacturing, and commercialization efforts;

•	continue to develop, perfect and defend our intellectual property portfolio;

•	enter into third-party agreements for clinical trials, manufacturing and supply; and

•	incur additional legal, accounting, or other expenses in operating our business, including the additional costs associated with operating as a public company.

We have devoted a significant portion of our financial resources and efforts to building our organization, developing our chemoproteomic platform, expanding our proteome-educated covalent library, identifying and developing potential future product candidates, executing research studies, acquiring technology, organizing and staffing the company, business planning, establishing our intellectual property portfolio, raising capital and providing general and administrative support for these operations. We are in the early stages of identification and development of potential future product candidates, have not yet commenced any clinical trials for any future product candidates and have not completed development and commercialization of any future product candidate.

To become and remain profitable, we must succeed in identifying, developing and obtaining regulatory approval in addition to eventually commercializing products that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of future product candidates, continuing to discover and develop additional future product candidates, obtaining regulatory approval for any future product candidates that successfully complete clinical trials, accessing manufacturing capacity, establishing marketing capabilities, commercializing and ultimately selling any products for which we may obtain regulatory approval. We may never succeed in any or all of these activities and, even if we do, we may never generate revenue that is sufficient to achieve profitability. Even if we do achieve profitability, we may not be able to sustain profitability or meet outside expectations for our profitability. If we are unable to achieve or sustain profitability or to meet outside expectations for our profitability, the value of our shares of common stock could be materially adversely affected.

Because of the numerous risks and uncertainties associated with the development of pharmaceutical products, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. If we are required by the FDA, or comparable foreign regulatory authorities to perform studies or clinical trials in addition to those we currently anticipate, or if there are any delays in commencing or completing our clinical trials or the development of any of future product candidates, our expenses could increase and commercial revenue could be further delayed and more uncertain, which will have a material adverse impact on our business. In addition, as a business with a limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors, such as the COVID-19 pandemic. We will need to transition from a company with a research and development focus to a company capable of supporting late stage development and commercial activities. We may not be successful in such a transition.

Even if this offering is successful, we will require additional funding in order to finance operations. If we are unable to raise capital when needed, or on acceptable terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time consuming, capital-expensive and uncertain process that takes years to complete. We are currently advancing multiple development programs through preclinical development across a number of potential indications. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we continue the research and development of, advance the preclinical and clinical activities of, and seek regulatory approval for, our future product candidates. In addition, if we obtain regulatory approval for any of our future product candidates, we expect to incur significant commercialization expenses related to sales, marketing, product manufacturing and distribution to the extent that such sales, marketing, product manufacturing and distribution are not the responsibility of our collaborators. We may also need to raise additional funds sooner if we choose to pursue additional indications and/or geographies for our future product candidates or otherwise expand more rapidly than we presently anticipate. Furthermore, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate programs, and may be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

As of March 31, 2021, we had $333.9 million in cash, cash equivalents and investments. Based on our current business plans, we believe that the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, will be sufficient to fund our operating expenses and capital expenditure requirements through                . We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect, requiring us to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Attempting to secure additional financing may divert our management from our day-to-day activities. Our future capital requirements will depend on, and could increase significantly as a result of, many factors, including:

•

the scope, progress, results and costs of drug discovery, preclinical development, laboratory testing and planned clinical trials for our future product candidates, including additional expenses attributable to adjusting our development plans (including any supply-related matters) in response to the COVID-19 pandemic;

•	the scope, prioritization and number of our research and development programs;

•	the costs, timing and outcome of regulatory review of our future product candidates;

•	our ability to establish and maintain additional collaborations on favorable terms, if at all;

•	the achievement of milestones or occurrence of other developments that trigger payments under any existing or additional collaboration agreements we obtain;

•	the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under future collaboration agreements, if any;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the extent to which we acquire or in-license other future product candidates and technologies;

•	the emergence of competing therapies for oncology and immunology diseases and other adverse market developments;

•	the costs of securing manufacturing arrangements for commercial production; and

•	the costs of establishing or contracting for sales and marketing capabilities if we obtain regulatory clearances to market our future product candidates.

Identifying potential future product candidates and conducting preclinical studies and clinical trials is a time consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve drug sales. In addition, our future product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of drugs that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional funding to achieve our business objectives.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our future product candidates. Disruptions in the financial markets in general may make equity and debt financing more difficult to obtain and may have a material adverse effect on our ability to meet our fundraising needs. We cannot guarantee that future financing will be available in sufficient amounts or on terms favorable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. The sale of additional equity or convertible securities would dilute all of our stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborators or otherwise at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or future product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects.

Our limited operating history may make it difficult for you to evaluate our prospects and likelihood of success.

We are a preclinical-stage biopharmaceutical development company with a limited operating history upon which you can evaluate our business and prospects. Since our inception in December 2013, we have devoted substantially all of our resources and efforts to building our organization, developing our chemoproteomic platform, identifying and developing potential future product candidates, executing preclinical studies, acquiring technology, organizing and staffing the company, business planning, establishing and securing our intellectual property portfolio, raising capital and providing general and administrative support for these operations. All of our programs are still in preclinical stage of development, we have never filed an IND and we have not demonstrated our ability to successfully commence or complete any clinical trials (including Phase 3 or other pivotal clinical trials), obtain regulatory approvals, manufacture a commercial scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization.

Additionally, we expect our financial condition and operating results to continue to fluctuate significantly from period to period due to a variety of factors, many of which are beyond our control. Such factors include, among other things, the timing of, cost of, and level of investment in, research, development and commercialization activities, which could vary over time especially as we transition from a company with a research focus to a company capable of supporting commercial activities. We also may encounter unforeseen expenses difficulties, complications, delays and other known and unknown factors and risks frequently experienced by preclinical-stage biopharmaceutical development companies in rapidly evolving fields. Consequently, any predictions you may make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

Risks related to our business

Our approach to the discovery and development of future product candidates based on our chemoproteomic platform is novel and unproven, which exposes us to unforeseen risks and makes it difficult to predict the time, cost of development and likelihood of successfully developing any products, and we may not be successful in our efforts to use and expand our platform to build a pipeline of future product candidates.

We have built and continue to refine a library of cysteine-reactive small molecules expressly designed to enter and form covalent bonds with accessible cysteine residues located in shallow binding pockets in proteins in their native conformations. Our future success depends on the successful development of this novel therapeutic approach. The scientific research that forms the basis of our efforts to develop our cysteine-reactive small molecules is ongoing and our development programs are in the early stages. No future product candidates using our platform have been approved in the United States or Europe, and the data underlying the feasibility of developing such therapeutic products is both preliminary and limited. In addition, we have not yet demonstrated and may not succeed in demonstrating the efficacy and safety of any future product candidates in clinical trials or in obtaining regulatory approval thereafter. Although several covalent drugs have achieved clinical success, the field of covalent drug development has struggled with selectivity due to promiscuous binding of these small molecules to off-target proteins. We believe that our platform will allow us to overcome this limitation due to our proteome-wide approach to detecting both on-target and off-target binding events. However, we have not yet initiated a clinical trial of any future product candidate and we have not yet assessed safety of any future product candidate in humans. As such, there may be adverse effects from treatment with any of our future product candidates that we cannot predict at this time. Additionally, the regulatory approval process for novel future product candidates, such as our future product candidates, can be more expensive and take longer than for other, more-extensively studied product candidates. As a result of these factors, it is more difficult for us to predict the time and cost of future product candidate development, and we cannot predict whether the application of our chemoproteomic platform, or any similar or competitive platforms, will result in the development and regulatory approval of any products. Any development problems we experience in the future related to our chemoproteomic platform or any of our research programs may cause significant delays or unanticipated costs or may prevent the development of a commercially viable product. Any of these factors may prevent us from completing our preclinical studies or any clinical trials that we may initiate or commercializing any future product candidates we may develop on a timely or profitable basis, if at all.

While we believe our pipeline will yield multiple clinical development programs, we may not be able to file INDs to commence clinical trials on the timelines we expect, and even if we are able to, the FDA may not permit us to proceed.

We expect our pipeline to yield multiple clinical development programs beginning with our first planned IND filing in 2022. We cannot be sure that submission of an IND will result in the FDA allowing testing and clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND or clinical trial application, we cannot guarantee that such regulatory authorities will not change their requirements in the future.

We may expend our limited resources to pursue a particular future product candidate or indication and fail to capitalize on future product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

A key element of our strategy is to apply our chemoproteomic platform and program pipeline to address a broad array of targets and new therapeutic areas. The therapeutic discovery activities that we are conducting may not be successful in identifying future product candidates that are useful in treating targets in oncology and immunology. Our research programs may be unsuccessful in identifying potential future product candidates, or our future potential product candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive regulatory approval.

Because we have limited financial and managerial resources, we focus on research programs, therapeutic platforms, and future product candidates that we identify for specific indications. Additionally, we have contractual commitments under our collaboration agreements to use commercially reasonable efforts to develop certain research programs and, thus, do not have unilateral discretion to vary from such agreed to efforts. In addition, we have contractual commitments to conduct certain drug development plans, and thus may not have discretion to modify such development plans, including clinical trial designs, without agreement from our collaboration partners. As a result, we may forego or delay pursuit of opportunities with other therapeutic platforms or future product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs, therapeutic platforms, and future product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular future product candidate, we may relinquish valuable rights to that future product candidate through collaboration, licensing, or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights.

If we are unable to successfully identify, develop, and commercialize any future product candidates, or experience significant delays in doing so, our business, financial condition, and results of operations will be materially adversely affected.

Our ability to generate revenue from sales of any of our future product candidates, if approved, which we do not expect will occur for at least the next several years, if ever, will depend heavily on the successful identification, development, regulatory approval and eventual commercialization of any future product candidates, which may never occur. We have never generated revenue from sales of any products, and we may never be able to develop, obtain regulatory approval for or commercialize a marketable product. We are in the discovery and candidate identification stage for all of our programs and all of our programs will require significant clinical development; management of preclinical, clinical and manufacturing activities; regulatory approval in multiple jurisdictions; establishing manufacturing supply, including commercial manufacturing supply; and require us to build a commercial organization and make substantial investment and significant marketing efforts before we generate any revenue from product sales. We are not permitted to market or promote any products before we receive regulatory approval from the FDA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any future product candidates.

The success of our business depends primarily upon our ability to identify, develop and commercialize small molecule therapies across a range of oncology and immunology indications. Our research programs may initially show promise in identifying potential future product candidates, yet fail to yield future product candidates for clinical development for a number of reasons. We may be forced to abandon our development efforts for a program or programs, which would have a material adverse effect on our business and could potentially cause us to cease operations. Research programs to identify new future product candidates require substantial technical, financial and human resources. We may focus our efforts and resources on potential programs or future product candidates that ultimately prove to be unsuccessful.

Even if we identify promising future product candidates, the successful development of any future product candidate will depend on several factors, including the following:

•	successful and timely completion of preclinical studies and clinical trials for which the FDA, or any comparable foreign regulatory authority, agree with the design, endpoints or implementation;

•	sufficiency of our financial and other resources to complete the necessary preclinical studies and clinical trials;

•	receiving regulatory approvals or authorizations for conducting future clinical trials;

•	initiation and successful patient enrollment in, and completion of, clinical trials on a timely basis;

•

our ability to demonstrate to the satisfaction of the FDA or any comparable foreign regulatory authority that the applicable future product candidate is safe and efficacious as a treatment for our targeted indications;

•

our ability to demonstrate to the satisfaction of the FDA or any comparable foreign regulatory authority that the applicable future product candidate’s risk-benefit ratio for its proposed indication is acceptable;

•	timely receipt of approvals for future product candidates from applicable regulatory authorities;

•	addressing any potential interruptions or delays resulting from factors related to the COVID-19 pandemic;

•	the extent of any required post-marketing approval commitments to applicable regulatory authorities; and

•

establishing, scaling up and scaling out, either alone or with third-party manufacturers, manufacturing capabilities of clinical supply for our clinical trials and commercial manufacturing (including licensure), if any of our future product candidates are approved.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully develop and commercialize future product candidates, which would materially adversely affect our business, financial condition and results of operations.

We expect to continue to expand our development and regulatory capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We have experienced rapid growth since our inception in December 2013 and, in particular, since we initiated stand-alone business operations beginning with our first hire in 2016. We expect continued growth in the number of our employees and the scope of our operations, particularly to continue our preclinical and IND-enabling studies, establish regulatory, quality and clinical operations, and begin manufacturing supply chain logistics.

To manage our anticipated future growth, we will continue to implement and improve our managerial, operational and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the complexity in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. In addition, we have limited experience in managing the manufacturing processes necessary for making small molecule therapies. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

In addition, future growth imposes significant added responsibilities on members of management, including: identifying, recruiting, integrating, maintaining and motivating additional employees; managing our internal development efforts effectively, including the clinical and FDA review process for our future product candidates, while complying with our contractual obligations to contractors and other third parties; and improving our operational, financial and management controls, reporting systems and procedures.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services, including strategic, financial, business development and research and development services, as well as certain aspects of regulatory approval and manufacturing. There can be no assurance that the services of independent organizations, advisors, and consultants will continue to be available to us on a timely basis when needed or on reasonable terms, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants, contract research organizations, or CROs, or contract manufacturing organizations, or CMOs, is compromised for any reason, our preclinical or clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval of our future product candidates or otherwise advance our business. We cannot assure you that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may experience delays or may not be able to successfully implement the tasks necessary to further develop and commercialize our current any future product candidates we develop and, accordingly, we may not achieve our research, development and commercialization goals.

We face substantial competition, which may result in others discovering, developing or commercializing drugs before or more successfully than we do.

The development and commercialization of new drugs is highly competitive. We face and will continue to face competition from third parties that use protein degradation, antibody therapy, inhibitory nucleic acid, gene editing or gene therapy development platforms and from companies focused on more traditional therapeutic modalities, such as small molecule inhibitors. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization of new drugs.

We are a company that leverages covalent interactions between small molecules and proteins to address previously undruggable targets for human diseases through direct modulation of protein function or protein degradation. Other companies, including Frontier Biosciences, Inc. and Scorpion Therapeutics, Inc., are

developing chemoproteomic approaches to drug discovery. Competitors in our efforts to develop small molecule protein degrader therapies, including Arvinas, Inc., which is in clinical development, and Nurix Therapeutics, Inc., C4 Therapeutics Inc. and Kymera Therapeutics, Inc., each of which is in preclinical development. Additional competitors that employ direct functional modulation include Relay Therapeutics, Inc. and Frontier Biosciences, Inc. We are also aware of both private and public companies with KEAP1-NRF2 and STAT3 transcription factor programs and WRN targeted programs in development. These companies include, but are not limited to, Reata Pharmaceuticals, Inc. and yTy Therapeutics LLC, which each have a NRF2 activator in clinical development, Tvardi Therapeutics, Inc., which has a STAT3 inhibitor in clinical development, Kymera Therapeutics, Inc. and Roivant Sciences which each have a STAT3 protein degrader in preclinical development, IDEAYA Biosciences, Inc., which has a WRN targed program in preclinical development in collaboration with GlaxoSmithKline plc, Nimbus Therapeutics, LLC, which has WRN targeted programs in preclinical development, and Beactica Therapeutics AB, which has WRN inhibitors in preclinincal development in collaboration with the University of Dundee. Further, several large biopharmaceutical companies have disclosed preclinical investments in this field. Our competitors will also include companies that are or will be developing other targeted protein degradation methods as well as small molecule, antibody or gene therapies for the same indications in oncology and immunology that we are targeting. In addition to the competitors we face in developing small molecule protein degraders, we will also face competition in the indications we expect to pursue with programs. Moreover, many of these indications already have approved standards of care, which may include more traditional therapeutic modalities. In order to compete effectively with these existing therapies, we will need to demonstrate that our therapies are favorable to existing therapeutics and obtain coverage and reimbursement for our future product candidates that is comparable to those therapies.

Many of our current or future competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and reimbursement and marketing approved drugs than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific, sales, marketing and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize drugs that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any drugs that we or our collaborators may develop. Our competitors also may obtain FDA or other regulatory approval for their drugs more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we or our collaborators are able to enter the market. Even if the future product candidates we may develop in the future achieve regulatory approval, they may be priced at a significant premium over competitive products if any have been approved by then, resulting in reduced competitiveness. Moreover, technological advances or products developed by our competitors may render our technologies or future product candidates we may develop in the future obsolete, less competitive or not economical. The key competitive factors affecting the success of all of our future product candidates, if approved, are likely to be their efficacy, safety, convenience, price, the level of generic competition and the availability of reimbursement from government and other third-party payors.

Adverse events in the field of covalent drug development could damage public perception of our current or future product candidates and negatively affect our business.

The commercial success of our future product candidates will depend in part on public acceptance of our novel therapeutic approach based on our chemoproteomic platform. Adverse events in clinical trials of our future product candidates, or post-marketing activities or in clinical trials of others developing similar covalent drugs and the resulting publicity could result in decreased demand for any future product candidate that we may develop. If public perception is influenced by claims that the use of covalent drugs are unsafe, whether related to our future product candidates or those of our competitors, our future product candidates may not be accepted by the general public or the medical community.

Future adverse events from other covalent drugs or small molecule drugs or the biopharmaceutical industry more broadly could also result in greater governmental regulation, stricter labeling requirements and potential regulatory delays in the testing or approvals of our products. Any increased scrutiny could delay or increase the costs of obtaining regulatory approval for any future product candidates we may develop in the future.

Our ability to develop our platform technologies and future product candidates and our future growth depends on retaining our key personnel and recruiting additional qualified personnel.

Our success depends upon the continued contributions of our key management, scientific and technical personnel, many of whom have been instrumental for us and have substantial experience with our small molecule engineering platforms, underlying technologies and related future product candidates. Given the specialized nature of our chemoproteomic platform and small molecule covalent chemistry and the fact that these are novel and emerging fields, there is an inherent scarcity of experienced personnel in these fields. As we continue developing our pipeline, we will require personnel with medical, scientific or technical qualifications specific to each program. The loss of key managers and senior scientists could delay our research and development activities. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Although we have employment agreements with certain of our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. The competition for qualified personnel in the pharmaceutical and biotechnology industries is intense, and our future success depends upon our ability to attract, retain and motivate highly skilled scientific, technical, and managerial employees. We face competition for personnel from other companies, universities, public and private research institutions, and other organizations. If our recruitment and retention efforts are unsuccessful in the future, it may be difficult for us to implement our business strategy, which could have a material adverse effect on our business.

In addition, our research and development programs, clinical operations and sales and marketing efforts depend on our ability to attract and retain highly skilled scientists, engineers and sales professionals. Competition for skilled personnel in our market is intense, and we have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications on acceptable terms, or at all. Many of the companies with which we compete for experienced personnel have greater resources than we do, and any of our employees may terminate their employment with us at any time. Failure to succeed in preclinical studies, clinical trials or applications for regulatory approval may make it more difficult to recruit or retain qualified personnel. Moreover, if we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached legal obligations, resulting in a diversion of our time and resources and, potentially, damages. In addition, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived benefits of our stock awards decline, it may harm our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed.

If we do not achieve our projected development goals in the time frames we announce and expect, the commercialization of our future product candidates may be delayed and, as a result, our stock price may decline.

From time to time, we estimate the timing of the anticipated accomplishment of various scientific, clinical, regulatory and other product development goals, which we sometimes refer to as milestones. These milestones may include the commencement or completion of preclinical studies and clinical trials and the submission of regulatory filings and may be associated with payments from collaborators such as BMS or Roche. From time to time, we may publicly announce the expected timing of some of these milestones. All of these milestones are and will be based on numerous assumptions. The actual timing of these milestones can vary dramatically compared to our estimates, in some cases for reasons beyond our control. If we do not meet these milestones as publicly announced, or at all, our revenue may be lower than expected, the commercialization of our future product candidates may be delayed or never achieved and, as a result, our stock price may decline.

The outbreak of the COVID-19 pandemic could materially and adversely affect our preclinical studies and development, any clinical trials we subsequently commence, and our business, financial condition, and results of operations.

In December 2019, COVID-19 was identified in Wuhan, China. Since then, COVID-19 has spread globally. In March 2020, the World Health Organization declared COVID-19 a global pandemic and the United States declared a national emergency with respect to COVID-19. In response to the COVID-19 pandemic, “shelter in place” orders and other public health guidance measures have been implemented across much of the United States, including in the locations of our offices and those of key vendors and partners. As a result of the COVID-19 pandemic, or similar pandemics, and related “shelter in place” orders and other public health guidance measures, we have and may in the future experience disruptions that could materially and adversely impact our preclinical studies and development, any clinical trials we subsequently commence, and our business, financial condition and results of operations. In response to the spread of COVID-19, we closed our executive offices with our administrative employees working remotely from outside of our offices and limited the number of staff in our research and development functions, including our laboratory. We also established a cross-functional task force and implemented business continuity plans designed to address and mitigate the impact of the ongoing COVID-19 pandemic on our business. Potential disruptions to our preclinical development efforts include, but are not limited to:

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delays or disruptions in preclinical experiments and IND-enabling studies due to restrictions of on-site staff, limited or no access to animal facilities, and unforeseen circumstances at CROs and other vendors;

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limitations on employee or other resources that would otherwise be focused on the conduct of our preclinical work and any clinical trials we subsequently commence, including because of sickness of employees or their families, the desire of employees to avoid travel or contact with large groups of people, an increased reliance on working from home, school closures, or mass transit disruptions;

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delays in necessary interactions with regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government or contractor personnel; and

•	limitations in maintaining our corporate culture that facilitates the transfer of institutional knowledge within our organization and fosters innovation, teamwork and a focus on execution.

The extent to which the pandemic may affect our preclinical studies, clinical trials, business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted at this time, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and actions to contain the outbreak or treat its impact, such as social distancing and quarantines or lock-downs in the United States and other countries, business closures, or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease. Additionally, we are unable to predict if a different pandemic could have similar or different impacts on our business, financial condition, or share price. Future developments in these and other areas present material uncertainty and risk with respect to our clinical trials, business, financial condition and results of operations.

Risks related to drug development

Results of preclinical studies of any future product candidates may not be predictive of the results of future preclinical studies or clinical trials.

To obtain the requisite regulatory approvals to market and sell any products, we or any collaborator for such product must demonstrate through extensive preclinical studies and clinical trials that the product is safe and effective. Before an IND for a future product candidate can be submitted to the FDA and become effective, which is a prerequisite for conducting clinical trials, a future product candidate must successfully progress through extensive preclinical studies, which include preclinical laboratory testing, animal studies and formulation studies in accordance with good laboratory practices, or GLP.

Success in preclinical studies does not ensure that later preclinical studies or clinical trials will be successful. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials, even after positive results in preclinical and earlier clinical studies. These setbacks have been caused by, among other things, negative preclinical findings identified after clinical trials have already commenced and safety or efficacy observations made in clinical trials, including previously unanticipated adverse events. We also cannot predict if the FDA or comparable foreign regulatory authority will consider the data from our preclinical studies sufficient to support approval of an IND or similar application in other jurisdictions. In addition, preclinical data are often susceptible to varying interpretations and analyses, which could require us to repeat or conduct additional preclinical studies. Notwithstanding any potential promising results in earlier studies, we cannot be certain that we will not face similar setbacks. In addition, the results of our preclinical animal studies, may not be predictive of the results of outcomes in subsequent clinical trials on human subjects. Future product candidates in clinical trials may fail to show the desired pharmacological properties or safety and efficacy traits despite having progressed through preclinical studies. Most future product candidates that enter preclinical studies and clinical trials are never approved as products.

If we fail to receive positive results in preclinical studies or those results are not replicated in clinical trials of any future product candidate, the development timeline and regulatory approval and commercialization prospects for that future product candidate, and, correspondingly, our business and financial prospects, would be negatively impacted.

Preclinical and clinical drug development is a lengthy and expensive process with uncertain timelines and uncertain outcomes. If preclinical studies or clinical trials of a future product candidate are prolonged or delayed, we may be unable to obtain required regulatory approvals, and therefore be unable to commercialize our future product candidates on a timely basis or at all.

All of our programs are in preclinical development and have not commenced clinical development. Preclinical studies and clinical trials are expensive and can take many years to complete, and their outcomes are inherently uncertain. Failure can occur at any time during this process and, across the industry, a small number of programs advance from the research and development stage into clinical development. Future product candidates in later stages of clinical trials may fail to produce the same results or to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. Our future clinical trial results may not be successful.

To date, we have not commenced any clinical trials required for the approval of a future product candidate. We have limited experience in preparing and submitting regulatory filings and have not previously submitted any IND or other comparable foreign regulatory submission for any future product candidate. While we plan to submit INDs for our potential future product candidates, we may not be able to file such INDs on the timelines we expect. For example, we may experience manufacturing delays or other delays with IND-enabling preclinical studies. Moreover, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, we cannot guarantee that such regulatory authorities will not change their requirements in the future. We also cannot predict that approval of an IND or similar application by the FDA or comparable regulatory authority will result in approval of similar applications to conduct clinical trials by comparable foreign regulatory authorities. These considerations also apply to new clinical trials we may submit as amendments to existing INDs.

We do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. Clinical trials can be delayed, suspended, or terminated for a variety of reasons, including the following:

•	delays in or failure to obtain regulatory authorization to commence a trial;

•	delays in or failure to obtain institutional review board, or IRB, approval at each site;

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delays in or failure to reach agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	difficulty in recruiting clinical trial investigators of appropriate competencies and experience;

•	delays in establishing the appropriate dosage levels in clinical trials;

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delays in or failure to recruit and enroll suitable patients to participate in a trial, particularly considering study inclusion and exclusion criteria and patients’ prior lines of therapy and treatment;

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the difficulty in certain countries in identifying the sub-populations that we are trying to treat in a particular trial, which may delay enrollment and reduce the power of a clinical trial to detect statistically significant results;

•	lower than anticipated retention rates of patients in clinical trials;

•	failure to have patients complete a trial or return for post-treatment follow-up;

•	clinical sites deviating from trial protocol or dropping out of a trial;

•	delays adding new investigators or clinical trial sites;

•	our third-party research contractors failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	changes in regulatory requirements, policies and guidelines;

•	manufacturing sufficient quantities of a future product candidate for use in clinical trials;

•	the quality or stability of a future product candidate falling below acceptable standards;

•	changes in the treatment landscape for our target indications in oncology and immunology that may make our future product candidates no longer relevant;

•	third-party actions claiming infringement by our future product candidates in clinical trials outside the United States and obtaining injunctions interfering with our progress; and

•	business interruptions resulting from geo-political actions, including war and terrorism, natural disasters including earthquakes, typhoons, floods, fires or disease.

Moreover, clinical trials must be conducted in accordance with the FDA and comparable foreign regulatory authorities’ legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and IRBs or ethics committees at the medical institutions where the clinical trials are conducted. Safety or tolerability concerns could cause us or regulatory authorities, as applicable, to suspend or terminate a trial if it is found that the participants are being exposed to unacceptable health risks, undesirable side effects, or other unfavorable characteristics of the future product candidate, or if such undesirable effects or risks are found to be caused by a chemically or mechanistically similar therapeutic or therapeutic candidate. We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs or ethics committees of the institutions in which such trials are being conducted, by the data review committee or data safety monitoring board for such trial or by the FDA, or comparable foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions, or lack of adequate funding to continue the clinical trial.

Furthermore, we intend to rely on CMOs to ensure the properly and timely manufacturing of our future product candidates, as well as CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials. While we intend to have agreements governing their committed activities, we will have limited influence over their actual performance. We will depend on CMOs to produce our future product candidates in accordance with current good manufacturing practice, or cGMP, requirements. We will also be reliant on medical institutions and CROs to conduct our clinical trials in compliance with good clinical practice, or GCP, requirements. To the extent our CMOs fail to comply with cGMP or to perform their manufacturing obligations in a timely manner, or our CROs fail to enroll participants for our clinical trials, fail to conduct the study in accordance with GCP, or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays, or both, which may harm our business.

Moreover, clinical trials that are conducted in countries outside the United States may subject us to further delays and expenses as a result of increased shipment and distribution costs, additional regulatory requirements, and the engagement of non-U.S. CROs, as well as expose us to risks associated with clinical investigators who are unknown to the FDA, and different standards of diagnosis, screening and medical care. The FDA may decline to accept the data we obtain from these clinical studies in support of an IND or new drug application, or NDA, in the United States, which may require us to repeat or conduct additional preclinical studies or clinical trials that we did not anticipate in the United States, and therefore we may be unable to commercialize our future product candidates on a timely basis or at all.

If we experience delays in the completion of, or termination of, any clinical trial of our future product candidates, the commercial prospects of our future product candidates will be harmed, and our ability to generate product revenues from any future product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our development and approval process, and jeopardize our ability to commence product sales and generate revenues. Significant clinical trial delays could also allow our competitors to bring products to market before we do or shorten any periods during which we have the exclusive right to commercialize our future product candidates and impair our ability to commercialize our future product candidates and may harm our business and results of operations.

Our clinical trials may fail to demonstrate substantial evidence of the safety and efficacy of our future product candidates, which would prevent or delay or limit the scope of regulatory approval and commercialization.

To obtain the requisite regulatory approvals to market and sell any of our future product candidates, we must demonstrate through clinical trials that such future product candidates are safe and effective for use in each targeted indication. Most future product candidates that begin clinical trials are never approved by regulatory authorities for commercialization. We have not commenced IND-enabling studies or clinical trials for any of our programs, and we do not have any data to fully anticipate possible side effects. Unforeseen side effects could arise either during clinical development or, if such side effects are more rare, after our products have been approved by regulatory authorities and the approved product has been marketed, resulting in the exposure of additional patients. To date, we have not demonstrated that any of our drug candidates are safe in humans. Further, we may be unable to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful and a clinical trial can fail at any stage of testing.

Clinical trials that we conduct may not demonstrate the efficacy and safety necessary to obtain regulatory approval to market our future product candidates. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same future product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. Additionally, some of our trials, may be open-label trials in which both the patient and investigator know whether the patient is receiving the investigational future product candidate or an existing approved therapy. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect, as patients in open-label clinical trials are aware when they are receiving treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. Therefore, it is possible that positive results observed in open-label trials will not be replicated in later placebo-controlled trials. Moreover, if unacceptable toxicities, undesirable side effects or adverse drug-drug interactions arise in the development of any of our future product candidates alone or in combination with other therapies, we could suspend or terminate our trials, or the FDA or comparable foreign regulatory authorities could order us to cease clinical trials, deny approval of the future product candidate for any or all targeted indications or require a more restrictive label. If the results of our future clinical trials are inconclusive with respect to the efficacy of future product candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, if there are safety concerns associated with our future product candidates, or if the results observed cannot be replicated, we may be delayed in obtaining regulatory approval, if at all. Additionally, any safety concerns observed in any one of our clinical trials in our targeted indications of oncology and immunology could limit the prospects for regulatory approval in those and other indications.

Even if the trials are successfully completed, clinical data are often susceptible to varying interpretations and analyses, and we cannot guarantee that the FDA or comparable foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit any future NDA. We cannot guarantee that the FDA or comparable foreign regulatory authorities will view our future product candidates as having efficacy even if positive results are observed in clinical trials. Moreover, results acceptable to support approval in one jurisdiction may be deemed inadequate by another regulatory authority to support regulatory approval in that other jurisdiction. To the extent that the results of the clinical trials are not satisfactory to the FDA or comparable foreign regulatory authorities for support of a marketing application, approval of our future product candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional development work. Even if regulatory approval is secured for a future product candidate, the terms of such approval may limit the scope and use of the specific future product candidate, which may also limit its commercial potential.

Interim, topline or preliminary data from our preclinical studies and clinical trials that we announce or publish from time to time may change as more patient data becomes available or as we make changes to our manufacturing processes and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose interim, topline or preliminary data from our preclinical studies and clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. Preliminary or interim data from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data becomes available. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. Further, modifications or improvements to our manufacturing processes for a therapy may result in changes to the characteristics or behavior of the future product candidate that could cause our future product candidates to perform differently and affect the results of our ongoing clinical trials. As a result, the topline results that we report may differ from future results of the same preclinical studies or clinical trials, or different conclusions or considerations may qualify such topline results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could significantly harm our business, financial condition, results of operations and prospects. Additionally, disclosure of preliminary or interim data by us or by our competitors could result in volatility in the price of our common stock.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions, or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular future product candidate, and our company in general. If the interim, topline, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, any of our future potential product candidates may be harmed, which could harm our business, operating results, prospects, or financial condition.

Manufacturing our future product candidates may be complex and we may encounter difficulties in production. If we encounter such difficulties, our ability to provide supply of our future product candidates for preclinical studies and future clinical trials or for commercial purposes could be delayed or stopped.

We expect the process of manufacturing of our future product candidates may be complex and will be highly regulated and must be compliant with cGMP. We do not have our own manufacturing facilities or personnel and expect to rely on third parties, such as CMOs, for the manufacture of our future product candidates. If we are unable to obtain or maintain arrangements with CMOs or to do so on commercially reasonable terms, we may not be able to develop and commercialize our future product candidates successfully. These third-party manufacturing providers may not be able to provide adequate resources or capacity to meet our needs and may incorporate their own proprietary processes into our future product candidate manufacturing processes. We have limited control and oversight of a third party’s proprietary process, and a third party may elect to modify its process without our consent or knowledge. These modifications could negatively impact our manufacturing, including product loss or failure that requires additional manufacturing runs or a change in manufacturer, either of which could significantly increase the cost of and significantly delay the manufacture of our future product candidates.

Additionally, as our future product candidates progress through preclinical studies and clinical trials toward potential approval and commercialization, it is expected that various aspects of the manufacturing process will be altered in an effort to optimize processes and results. Such changes may require amendments to be made to regulatory applications which may further delay the time frames under which modified manufacturing processes can be used for any of our future product candidates and additional bridging studies or trials may be required. Any such delay could have a material adverse impact on our business, results of operations and prospects.

We will depend on enrollment and retention of patients in our clinical trials for our future product candidates. If we experience delays or difficulties enrolling or retaining patients in our clinical trials, our research and development efforts and business, financial condition and results of operations could be materially adversely affected.

Successful and timely completion of clinical trials will require that we enroll and retain a sufficient number of patient candidates. Any clinical trials we conduct may be subject to delays for a variety of reasons, including as a result of patient enrollment taking longer than anticipated, patient withdrawal or adverse events. These types of developments could cause us to delay the trial or halt further development.

Our clinical trials will compete with other clinical trials that are in the same therapeutic areas as our future product candidates, and this competition reduces the number and types of patients available to us, as some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Because the number of qualified clinical investigators and clinical trial sites is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites.

Moreover, enrolling patients in clinical trials for diseases in which there is an approved standard of care is challenging, as patients will first receive the applicable standard of care. Many patients who respond positively to the standard of care do not enroll in clinical trials. This may limit the number of eligible patients able to enroll in our clinical trials who have the potential to benefit from our future product candidates and could extend development timelines or increase costs for these programs. Patients who fail to respond positively to the standard of care treatment will be eligible for clinical trials of unapproved future product candidates. However, these prior treatment regimens may render our therapies less effective in clinical trials.

Enrollment may also depend in part on the medical community and public’s perception of our future product candidates or those of our competitors. Adverse events in our nonclinical studies or clinical trials or those of our competitors or of academic researchers utilizing similar technologies, even if not ultimately attributable to future product candidates we may discover and develop, and the resulting publicity could result in unfavorable public perception and adversely impact our ability to enroll clinical trials.

Delays in the completion of any clinical trial of our future product candidates will increase our costs, slow down the development and approval process, and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, some of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our future product candidates.

We may become exposed to costly and damaging liability claims, either when testing our future product candidates in the clinic or at the commercial stage, and our product liability insurance may not cover all damages from such claims.

We will be exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. While we currently have no future product candidates that have commenced clinical trials or been approved for commercial sale, the future use of future product candidates by us in clinical trials, and the sale of any approved products in the future, may expose us to liability claims, including third-party claims against our collaboration partners for which we could be contractually obligated to indemnify such collaboration partners. These claims might be made by patients that use the product, healthcare providers, pharmaceutical companies or others selling such products. Any claims against us, regardless of their merit, could be difficult and costly to defend and could materially adversely affect the market for our future product candidates or any prospects for commercialization of our future product candidates.

Although the clinical trial process is designed to identify and assess potential side effects, it is always possible that a drug, even after regulatory approval, may exhibit unforeseen side effects. If any of our future product candidates were to cause adverse side effects during clinical trials or after approval of the future product candidate, we may be exposed to substantial liabilities. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use our future product candidates.

Even successful defense against product liability claims would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in: decreased demand for our future product candidates; injury to our reputation; withdrawal of clinical trial participants; initiation of investigations by regulators; costs to defend the related litigation; a diversion of management’s time and our resources; substantial monetary awards to trial participants or patients; product recalls, withdrawals or labeling, marketing or promotional restrictions; loss of revenue; exhaustion of any available insurance and our capital resources; the inability to commercialize any future product candidate and a decline in our share price.

Although we will obtain product liability insurance before initiating clinical trials, it is possible that our liabilities could exceed our insurance coverage. We intend to expand our insurance coverage to include the sale of commercial products if we obtain regulatory approval for any of our future product candidates. However, we may be unable to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.

Risks related to government regulation

The development and commercialization of pharmaceutical products is subject to extensive regulation, and the regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our future product candidates on a timely basis if at all, our business will be substantially harmed.

The clinical development, manufacturing, labeling, packaging, storage, recordkeeping, advertising, promotion, export, import, marketing, distribution, adverse event reporting, including the submission of safety and other post-marketing information and reports and other possible activities relating to our future product candidates are subject to extensive regulation. In the United States, regulatory approval of pharmaceuticals requires the submission of an NDA to the FDA, and we are not permitted to market any future product candidate in the United States until we obtain approval from the FDA of the NDA for that future product candidate. An NDA must be supported by extensive clinical and preclinical data, as well as extensive information regarding pharmacology, chemistry, manufacturing and controls. Outside the United States, many comparable foreign regulatory authorities employ similar approval processes.

Our future product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a future product candidate is safe and effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that a future product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

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the data collected from clinical trials of our future product candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere, or regulatory authorities may not accept a submission due to, among other reasons, the content or formatting of the submission;

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the FDA or comparable foreign regulatory authorities may fail to approve our manufacturing processes or facilities or those of third-party manufacturers with whom we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of future clinical trial results, may result in our failing to obtain regulatory approval to market any of our future product candidates, which would significantly harm our business, results of operations and prospects. The FDA and comparable foreign regulatory authorities have substantial discretion in the approval process, and determining when or whether regulatory approval will be obtained for any of our future product candidates. For example, regulatory authorities in various jurisdictions may have, differing requirements for, interpretations of and opinions on our preclinical and clinical data. As a result, we may be required to conduct additional preclinical studies, alter our proposed clinical trial designs, or conduct additional clinical trials to satisfy the regulatory authorities in each of the jurisdictions in which we hope to conduct clinical trials and develop and market our products, if approved. Further, even if we believe the data collected from clinical trials of our future product candidates are promising, such data may not be sufficient to support approval by the FDA or any comparable foreign regulatory authority.

In addition, even if we were to obtain approval, regulatory authorities may approve any of our future product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that future product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our future product candidates.

Even if our future product candidates obtain regulatory approval, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, our future product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

If the FDA or a comparable foreign regulatory authority approves any of our future product candidates, the manufacturing processes, testing, labeling, packaging, distribution, import, export, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval, all of which may result in significant expense and limit our ability to commercialize such products. In addition, any regulatory approvals that we or are one of our collaborators receive for our future product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the future product candidate. The FDA may also require a risk evaluation and mitigation strategies, or REMS program, as a condition of approval of any future product candidate, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk-minimization tools.

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our CMOs will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any approved marketing application. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, quality control and distribution.

If there are changes in the application of legislation or regulatory policies, or if problems are discovered with a product or our manufacture of a product, or if we or one of our distributors, licensees or co-marketers fails to comply with regulatory requirements, the regulators could take various actions. These include issuing warning letters or untitled letters, imposing fines on us, imposing restrictions on the product or its manufacture and requiring us to recall or remove the product from the market. The regulators could also suspend any of our preclinical studies and clinical trials or suspend or withdraw our regulatory approvals, requiring us to conduct additional clinical trials, change our product labeling or submit additional applications for marketing authorization. If any of these events occurs, our ability to sell such product may be impaired, and we may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect our business, financial condition and results of operations.

In addition, if we have any future product candidate approved, our product labeling, advertising and promotion will be subject to regulatory requirements and continuing regulatory review. In the United States, the FDA and the Federal Trade Commission, or FTC, strictly regulate the promotional claims that may be made about pharmaceutical products to ensure that any claims about such products are consistent with regulatory approvals, not misleading or false in any particular, and adequately substantiated by clinical data. Physicians may use pharmaceutical products off-label in their professional medical judgment, as the FDA does not restrict or regulate a physician’s choice of diagnostic or treatment within the practice of medicine. However, the promotion of a drug product in a manner that is false, misleading, unsubstantiated, or for unapproved, or off-label, uses may result in enforcement letters, inquiries and investigations and civil and criminal sanctions by the FDA or the FTC. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling. If we receive regulatory approval for a future product candidate, physicians may nevertheless prescribe it to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant sanctions and may result in false claims litigation under federal and state statutes, which can lead to consent decrees, civil monetary penalties, restitution, criminal fines and imprisonment and exclusion from participation in Medicare, Medicaid and other federal and state healthcare programs. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our products, if approved. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected.

Moreover, the policies of the FDA and of comparable foreign regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our future product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. In addition, if we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any regulatory approval that we may have obtained and we may not achieve or sustain profitability.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain, or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new drugs or modifications to approved drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the COVID-19 pandemic, in March 2020 the FDA announced its intention to postpone most inspections of foreign and domestic manufacturing facilities. Subsequently, in July 2020, the FDA resumed certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Regulatory authorities outside the United States have adopted similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or comparable foreign regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA or comparable foreign regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Our business operations and current and future relationships with healthcare professionals, principal investigators, consultants, vendors, customers and third-party payors in the United States and elsewhere are subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, physician payment transparency, health information privacy and security and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings.

Healthcare providers, principal investigators, consultants, vendors, customers and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any future product candidates for which we obtain regulatory approval. Our future arrangements with healthcare professionals, principal investigators, consultants, vendors, customers and third-party payors may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, or the FCA, which may constrain the business or financial arrangements and relationships through which we research, sell, market and distribute any future product candidates for which we obtain regulatory approval. In addition, we may be subject to physician payment transparency laws and regulation by the federal government and by the states and foreign jurisdictions in which we conduct our business. The applicable federal, state and foreign healthcare laws and regulations that affect our ability to operate include, but are not limited to, the following:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving, or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under any U.S. federal healthcare program, such as Medicare and Medicaid. The term “remuneration” has been broadly interpreted to include anything of value, including stock options. The federal Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other hand. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Any arrangements with prescribers must be for bona fide services and compensated at fair market value. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the U.S. federal civil and criminal false claims laws, including without limitation, the civil FCA, which can be enforced by private citizens on behalf of the U.S. federal government through civil whistleblower or qui tam actions, and the federal civil monetary penalties law which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using, or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. Pharmaceutical manufacturers can cause false claims to be presented to the U.S. federal government by, among other things, engaging in impermissible marketing practices, such as the off-label promotion of a product for an indication for which it has not received FDA approval. Further, pharmaceutical manufacturers can be held liable under the civil FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. In addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil FCA;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items, or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the healthcare fraud statute implemented under HIPAA or specific intent to violate it in order to have committed a violation;

•	the U.S. Federal Food, Drug, and Cosmetic Act, or the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

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the federal and state laws that require pharmaceutical manufacturers to report certain calculated product prices to the government or provide certain discounts or rebates to government authorities or private entities, often as a condition of reimbursement under government healthcare programs;

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the U.S. Physician Payments Sunshine Act and its implementing regulations, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare and Medicaid Services, or CMS, information related to certain payments and other transfers of value physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by such physicians and their immediate family members. Beginning in 2022, such obligations will include the reporting of payments and other transfers of value provided in the previous year to certain other healthcare professionals, including physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiologist assistants and certified nurse-midwives;

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analogous U.S. state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements, and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; and state and local laws requiring the registration of pharmaceutical sales representatives; and

•	similar healthcare laws and regulations in foreign jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers.

Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is not always possible to identify and deter employee misconduct or business noncompliance, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. We have entered into consulting and scientific advisory board arrangements with physicians and other healthcare providers, including some who could influence the use of our future product candidates, if approved. Compensation under some of these arrangements includes the provision of stock or stock options in addition to cash consideration. Because of the complex and far-reaching nature of these laws, it is possible that governmental authorities could conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid, or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of noncompliance, disgorgement, imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment, which could affect our ability to operate our business. Further, defending against any such actions can be costly, time consuming and may require significant personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

Our employees, independent contractors, principal investigators, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other misconduct. We cannot ensure that our compliance controls, policies and procedures will in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that would violate the laws or regulations of the jurisdictions in which we operate, including, without limitation, employment, foreign corrupt practices, trade restrictions and sanctions, environmental, competition and patient privacy and other privacy laws and regulations. Misconduct by employees could include failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards we may establish, comply with federal and state healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, labeling, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations.

If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a material and adverse effect on our business, financial condition, results of operations and prospects, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, individual imprisonment, disgorgement of profits, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting or oversight obligations if we become subject to a corporate integrity agreement or other agreement to resolve allegations of noncompliance with the law and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business or pursue our strategy.

Healthcare policy changes may have a material adverse effect on our business, financial condition and results of operations.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or, collectively, the ACA, enacted in March 2010, made a number of substantial changes in the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. biopharmaceutical industry. Among other ways in which the ACA may significantly impact our business, the ACA includes: provisions regarding coordination and promotion of research on comparative clinical effectiveness of different technologies and procedures; initiatives to revise Medicare payment methodologies; and initiatives to promote quality indicators in payment methodologies.

Since its enactment, there have been executive, judicial and congressional challenges to certain aspects of ACA. For example, the Tax Cuts and Jobs Act of 2017 included a provision, effective January 1, 2019, to repeal the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021 and will remain open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the ACA and our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, the Budget Control Act of 2011, among other things, included aggregate reductions to Medicare payments to providers and suppliers of 2% per fiscal year, starting in 2013, and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2021, unless additional congressional action is taken. Legislation is currently pending to continue the suspension further through December 31, 2021. Furthermore, on January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several presidential executive orders, congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA also released a final rule on September 24, 2020 providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the Department of Health and Human Services finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed until January 1, 2023. On November 20, 2020, CMS issued an interim final rule implementing the Trump administration’s executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the U.S. District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We cannot predict whether future healthcare initiatives will be implemented at the federal or state level, or how any future legislation or regulation may affect us, particularly in light of the new presidential administration, any of which may have a materially adverse effect on our business, financial condition, results of operations and cash flows.

We cannot predict the impact changes to these laws or the implementation of, or changes to, any other laws applicable to us in the future may have on our business, financial condition and results of operations. Further, it is possible that additional governmental action may be taken in response to the COVID-19 pandemic.

Even if we are able to commercialize any future product candidate, coverage and adequate reimbursement may not be available or such product candidate may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which would harm our business.

The regulations that govern regulatory approvals, pricing and reimbursement for drug products vary widely from country to country. Some countries require approval of the sale price of a drug product before it can be marketed or may require us or our collaborators to conduct clinical trials that compare the cost-effectiveness of our future product candidates to other therapies to obtain reimbursement or pricing approval. In many countries, the pricing review period begins after regulatory approval is granted. In some foreign markets, prescription drug product pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain regulatory approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more future product candidates, even if our future product candidates obtain regulatory approval.

Our ability to commercialize any products successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from third-party payors, such as government authorities, private health insurers and other organizations. Even if we succeed in bringing one or more products to the market, these products may not be considered cost-effective, and the amount reimbursed for any products may be insufficient to allow us to sell our products on a competitive basis. Because our programs are in the early stages of development, we are unable at this time to determine their cost effectiveness or the likely level or method of coverage and reimbursement. Increasingly, the third-party payors who reimburse patients or healthcare providers are requiring that drug companies provide them with predetermined discounts from list prices and are seeking to reduce the prices charged or the amounts reimbursed for drug products. Moreover, no uniform policy requirement for coverage and reimbursement for products exists among third-party payors in the United States, which may result in significant variations in coverage and reimbursement from payor to payor. If the price we are able to charge for any products we develop, or the coverage and reimbursement provided for such products, is inadequate in light of our development and other costs, our return on investment could be affected adversely.

The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•	the demand for our future product candidates, if we obtain regulatory approval;

•	our ability to set a price that we believe is fair for our products;

•	our ability to obtain coverage and reimbursement approval for a product;

•	our ability to generate revenue and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	the availability of capital.

Our inability to promptly obtain and maintain coverage and adequate reimbursement from both third-party payors for the future product candidates that we may develop and for which we obtain regulatory approval could have a material and adverse effect on our business, financial condition, results of operations and prospects.

We and our collaborators and our third-party service providers are subject to a variety of laws, regulations, contractual obligations and industry standards related to the privacy and security of personal information, which could increase compliance costs and our failure to comply therewith could subject us to potential liability, fines or penalties.

We maintain a large quantity of sensitive information, including confidential business information, protected health information and other personal information and we and our partners and vendors are subject to various federal, state and foreign data protection laws and regulations. The global data protection landscape is rapidly evolving, and we and our collaborators and service providers may be affected by or subject to new, amended or existing laws and regulations in the future, including as our operations continue to expand or if we operate in foreign jurisdictions. These laws and regulations may be subject to differing interpretations, which adds to the complexity of processing personal data. Guidance on implementation and compliance practices are often updated or otherwise revised. If we fail to comply with these laws and regulations, we may be subject to litigation, regulatory investigations, enforcement notices, enforcement actions, fines and criminal or civil penalties, as well as negative publicity, reputational harm and a potential loss of business.

In the United States, numerous federal and state laws and regulations, including state data breach notification laws and federal and state data privacy laws and regulations that govern the collection, use, disclosure and protection of health information and other personal information apply to our operations and the operations of our partners. Each of these laws is subject to varying interpretations and constantly evolving. For example, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, imposes certain obligations with respect to safeguarding the privacy, security and transmission of individually identifiable health information on “covered entities,” and their respective “business associates,” as well as their covered subcontractors, that perform services for them. Depending on the facts and circumstances, we could be subject to significant penalties if we violate HIPAA. For example, under HIPAA, we could potentially face substantial criminal or civil penalties if we knowingly receive protected health information from a HIPAA-covered healthcare provider or research institution that has not satisfied HIPAA’s requirements for disclosure of such health information or otherwise violate applicable HIPAA requirements related to the protection of such information. Even when HIPAA does not apply, failing to take appropriate steps to keep consumers’ personal information secure may constitute a violation of the Federal Trade Commission Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.

Once we commence clinical trials, we may maintain sensitive identifiable personal information, including health information, that we receive throughout the clinical trial process, in the course of our research collaborations and directly from individuals (or their healthcare providers) who enroll in our patient assistance programs. As such, we may become subject to further obligations under HIPAA. In addition, our collection of personal information generally (e.g., of employees currently and/or of patients in the future) may subject us to state data privacy laws governing the processing of personal information and requiring notification of affected individuals and state regulators in the event of a breach of such personal information. These state laws include the California Consumer Privacy Act, or the CCPA, which went into effect on January 1, 2020, and its related regulations, and (once effective) the recently approved California Privacy Rights Act, or CPRA, amending the CCPA which establishes additional data privacy rights for residents of the State of California, with corresponding obligations on businesses related to transparency, deletion rights and opt-out of the selling of personal information, and provides for civil penalties for violations as well as grants a private right of action for individuals in the event of certain security breaches that is expected to increase data breach litigation. Similar laws relating to data privacy and security have been proposed in other states and at the federal level, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging, require us to expend significant resources to come into compliance, and restrict our ability to process certain personal information. The CCPA may impact our business activities, increase our compliance costs and potential liability, and exemplifies the vulnerability of our business to the evolving regulatory environment related to personal data and protected health information. Accordingly, based on the applicability of the CCPA to our business, we may need to update our data privacy and security policies and procedures to comply with the CCPA. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business.

Further, California voters approved the CPRA in the November 3, 2020 election. Effective starting on January 1, 2023, the CPRA will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. New legislation proposed or enacted in various other states will continue to shape the data privacy environment nationally. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to confidential, sensitive, and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts.

Any clinical trial programs and research collaborations that we engage in outside the United States may implicate international data protection laws, including, in Europe, the General Data Protection Regulation, or GDPR, which went into effect on May 25, 2018. The GDPR governs the collection, use, disclosure, transfer or other processing of personal data of individuals within the European Economic Area, or EEA, and imposes stringent operational requirements for data processors and controllers of personal data. Among other things, the GDPR requires detailed notices for clinical trial subjects and investigators, as well as the security of personal data and notification of data processing obligations or security incidents to appropriate data protection authorities or data subjects. The GDPR imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of consolidated annual worldwide gross revenue). The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR. Further, the exit of the United Kingdom, or the UK, from the EU, often referred to as Brexit, has created uncertainty with regard to data protection regulation in the UK. Specifically, the UK exited the EU on January 1, 2020, subject to a transition period that ended December 31, 2020. Under the post-Brexit Trade and Cooperation Agreement between the EU and the UK, the UK and EU have agreed that transfers of personal data to the UK from EEA member states will not be treated as ‘restricted transfers’ to a non-EEA country for a period of up to four months from January 1, 2021, plus a potential further two months extension (the “Extended Adequacy Assessment Period”). Although the current maximum duration of the Extended Adequacy Assessment Period is six months, it may end sooner, for example, in the event that the European Commission adopts an adequacy decision in respect of the UK, or the UK amends the UK GDPR and/or makes certain changes regarding data transfers under the UK GDPR/Data Protection Act 2018 without the consent of the EU (unless those amendments or decisions are made simply to keep relevant UK laws aligned with the EU’s data protection regime). If the European Commission does not adopt an ‘adequacy decision’ in respect of the UK prior to the expiry of the Extended Adequacy Assessment Period, from that point onwards the UK will be an ‘inadequate third country’ under the GDPR and transfers of personal data from the EEA to the UK will require a ‘transfer mechanism’ such as the Standard Contractual Clauses.

Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States, which will affect us if we begin to transfer personal data from the EEA to other jurisdictions. For example, on July 16, 2020, the Court of Justice of the European Union, or CJEU, invalidated the EU-US Privacy Shield Framework, or Privacy Shield, under which personal data could previously be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. The CJEU decision also created additional obligations and uncertainty around the ability to use standard contractual clauses for such data transfers. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. As government authorities issue further guidance on personal data export mechanisms or start aggressively taking enforcement action based on such guidance or the CJEU decision, we could suffer additional costs, complaints and/or regulatory investigations or fines. If we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations and adversely affect our financial results. These international laws and regulations may apply not only to us, but also to vendors or other service providers that store or otherwise process personal data on our behalf, such as information technology vendors.

We are likely to be required to expend significant capital and other resources to ensure ongoing compliance with applicable data privacy and security laws. Claims that we have violated individuals’ privacy rights or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend, and could result in adverse publicity that could harm our business. Moreover, even if we take all necessary action to comply with legal and regulatory requirements, we could be subject to a data breach or other unauthorized access of personal information, which could subject us to fines and penalties, as well as litigation and reputational damage.

If we fail to keep apprised of and comply with applicable international, federal, state or local regulatory requirements, we could be subject to a range of regulatory actions that could affect our or any collaborators’ ability to seek to commercialize our clinical candidates. Any threatened or actual government enforcement action or litigation where private rights of action are available could also generate adverse publicity, damage our reputation, result in liabilities, fines and loss of business and require that we devote substantial resources that could otherwise be used in other aspects of our business.

We may in the future conduct clinical trials for product candidates outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials.

We may in the future choose to conduct one or more clinical trials outside the United States, including in Europe. The acceptance of study data from clinical trials conducted outside the United States or another jurisdiction by the FDA or comparable foreign regulatory authority may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the basis for regulatory approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice and (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time consuming, and which may result in product candidates that we may develop not receiving approval for commercialization in the applicable jurisdiction.

We are subject to certain U.S. and foreign export and import controls, sanctions, embargoes, anti-corruption laws and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector.

We expect to have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations, and we expect our non-U.S. activities to increase in time. We may engage third parties to conduct clinical trials, obtain necessary permits, licenses, patent registrations and other regulatory approvals or sell our products outside the United States, to conduct clinical trials and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological or hazardous materials. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition or results of operations.

Risks related to our dependence on third parties

We rely on third parties to conduct certain preclinical studies and expect to have third parties conduct our clinical trials for our future product candidates. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our future product candidates and our business could be substantially harmed.

We expect to utilize and depend upon independent investigators and collaborators, such as medical institutions, CROs, CMOs and strategic partners to help conduct certain of our research and preclinical studies. We also expect to rely on medical institutions, CROs, CMOs and strategic partners to help conduct our clinical trials as we do not have the ability to independently conduct clinical trials. We expect to rely on medical institutions, clinical investigators, contract laboratories and other third parties, including collaboration partners, to conduct or otherwise support clinical trials for our future product candidates. We expect to rely heavily on these parties for execution of clinical trials and control only certain aspects of their activities. Nevertheless, we will be responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on CROs will not relieve us of our regulatory responsibilities. For any violations of laws and regulations during the conduct of our preclinical studies or clinical trials, we could be subject to untitled and warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.

We and any third parties that we contract with are required to comply with regulations and requirements, including GCP, for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate and that the trial patients are adequately informed of the potential risks of participating in clinical trials and their rights are protected. These regulations are enforced by the FDA, the Competent Authorities of the Member States of the EEA and comparable foreign regulatory authorities for any drugs in clinical development. The FDA enforces GCP requirements through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If we or the third parties we contract with fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA will determine that any of our future clinical trials will comply with GCP. In addition, our clinical trials must be conducted with future product candidates produced under cGMP regulations. Our failure or the failure of third parties that we may contract with to comply with these regulations may require us to repeat some aspects of a specific, or an entire, clinical trial, which would delay the regulatory approval process and could also subject us to enforcement action.

Although we intend to design the clinical trials for our future product candidates or be involved in the design when other parties sponsor the trials, we anticipate that third parties will conduct all of our clinical trials. As a result, many important aspects of our clinical development will be outside of our direct control. Our reliance on third parties to conduct future clinical trials will also result in less direct control over the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may have staffing difficulties, fail to comply with contractual obligations, experience regulatory compliance issues and form relationships with other entities, some of which may be our competitors. These factors may materially adversely affect the willingness or ability of third parties to conduct our clinical trials and may subject us to unexpected cost increases that are beyond our control. If our CROs do not perform clinical trials in a satisfactory manner, breach their obligations to us or fail to comply with regulatory requirements, the development, regulatory approval and commercialization of our future product candidates may be delayed, we may not be able to obtain regulatory approval and commercialize our future product candidates, or our development programs may be materially and irreversibly harmed. If we are unable to rely on clinical data collected by our CROs, we could be required to repeat, extend the duration of or increase the size of any clinical trials we conduct and this could significantly delay commercialization and require significantly greater expenditures.

If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs on commercially reasonable terms, or at all. If our CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain are compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, any clinical trials such CROs are associated with may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our future product candidates. As a result, we believe that our financial results and the commercial prospects for our future product candidates in the subject indication would be harmed, our costs could increase and our ability to generate revenue could be delayed.

Our success is dependent on our executive management team’s ability to successfully pursue business development, strategic partnerships and investment opportunities as our company matures. We may also form or seek strategic alliances or acquisitions or enter into additional collaboration and licensing arrangements in the future and we may not realize the benefits of such collaborations, alliances, acquisitions or licensing arrangements.

We have entered into collaboration and licensing arrangements with BMS and Roche and may in the future form or seek strategic alliances or acquisitions, create joint ventures, or enter into additional collaboration and licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to any future product candidates that we may develop. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing stockholders or disrupt our management and business.

In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or acquisition or other alternative arrangements for our programs because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our future product candidates as having the requisite potential to demonstrate safety, potency, purity and efficacy to obtain regulatory approval.

Further, collaborations involving our technologies or future product candidates are subject to numerous risks, which may include the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;

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collaborators may not pursue development and commercialization of our future product candidates or may elect not to continue or renew development or commercialization of our future product candidates based on clinical trial results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities. If this were to happen, we may need additional capital to pursue further development or commercialization of the applicable future product candidates;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a future product candidate, repeat or conduct new clinical trials or require a new formulation of a future product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our future product candidates;

•	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to their marketing and distribution;

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collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

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disputes may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of our future product candidates, or that result in costly litigation or arbitration that diverts management attention and resources;

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collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable future product candidates. For example, the collaboration, option and license agreement with Roche may be terminated by Roche either in its entirety or on a country-by country basis or program-by-program basis, upon 90 days’ prior written notice to us, for convenience, upon our material breach subject to specified notice and cure provisions or upon our bankruptcy, insolvency, dissolution or winding up;

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collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have the exclusive right to commercialize such intellectual property; and

•	collaborators may not pay milestones and royalties due to us in a timely manner.

As a result, we may not be able to realize the benefit of our existing collaboration and licensing arrangements or any future strategic partnerships or acquisitions, collaborations or license arrangements we may enter into if we are unable to successfully integrate them with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business. We also cannot be certain that, following a strategic transaction, license, collaboration or other business development partnership, we will achieve the revenue or specific net income that justifies such transaction. Any delays in entering into new collaborations or strategic partnership agreements related to our current or future product candidates could delay the development and commercialization of our current or future product candidates in certain geographies or for certain indications, which would harm our business prospects, financial condition and results of operations.

If our third-party manufacturers use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical materials. Any third-party manufacturer that we engage with in the future will be subject to federal, state and local laws and regulations in the United States governing the use, manufacture, storage, handling and disposal of medical and hazardous materials. Although we intend to validate any such manufacturers’ procedures for using, handling, storing and disposing of these materials that comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, we may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines and the liability could exceed our resources. We do not have any insurance for liabilities arising from medical or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition or results of operations.

Risks related to intellectual property

Our success depends on our ability to obtain, maintain, enforce and protect our intellectual property and our proprietary technologies.

Our commercial success depends, in part, on our ability to obtain, maintain, enforce and protect our intellectual property rights, including patent protection and trade secret protection for our future product candidates, proprietary technologies and their uses as well as our ability to operate without infringing upon, misappropriating or otherwise violating the proprietary rights of others. We generally seek to protect our proprietary position by filing patent applications in the United States and abroad related to our future product candidates, proprietary technologies and their uses that are important to our business. We also seek to protect our proprietary position by acquiring or in-licensing relevant issued patents or pending patent applications or other intellectual property or proprietary rights from third parties. However, we do not currently own or license, and there can be no assurances that we will obtain in the future, any issued patents or pending patent applications covering our product candidates, including our KEAP1-NRF2 target axis programs, STAT3 targeted programs and WRN targeted program. If we or our licensors are unable to obtain or maintain patent protection with respect to our future product candidates and other proprietary technologies we may develop, we may be unable to prevent competitors or other third parties from developing the same or similar products to compete with us, and our business, financial condition, results of operations and prospects could be materially harmed.

Pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents issue from such applications, and then only to the extent the issued claims cover the technology. There can be no assurance that our patent applications or the patent applications of our current or future licensors will result in patents being issued or that issued patents will afford sufficient protection against competitors or other third parties with similar technology, nor can there be any assurance that the patents issued will not be infringed, designed around or invalidated by third parties.

Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. The degree of future protection for our and our licensors’ intellectual property or other proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. These uncertainties and/or limitations in our ability to properly protect the intellectual property or other proprietary rights relating to our future product candidates could have a material adverse effect on our business, financial condition and results of operations.

We cannot be certain that the claims in our U.S. pending patent applications, corresponding international patent applications and patent applications in certain foreign territories, or those of our current or future licensors, will be considered patentable by the U.S. Patent and Trademark Office, or USPTO, courts in the United States or by the patent offices and courts in foreign countries, nor can we be certain that the claims in our future issued patents will not be found invalid or unenforceable if challenged.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our potential future collaborators will be successful in protecting our future product candidates by obtaining, maintaining, enforcing and defending patents. These risks and uncertainties include the following:

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the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process, the noncompliance with which can result in abandonment or lapse of a patent or patent application and partial or complete loss of patent rights in the relevant jurisdiction;

•	patent applications may not result in any patents being issued;

•	patents may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

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our competitors or other third parties, many of whom have substantially greater resources than we do and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents or other intellectual property rights that will limit, interfere with or eliminate our ability to make, use and sell our potential future product candidates;

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there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

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countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing future product candidates.

The patent prosecution process is also expensive and time consuming, and we and any current or future licensors may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. It is also possible that we or any current or future licensors will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

In addition, although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, outside scientific collaborators, CROs, third-party manufacturers, consultants, advisors and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to obtain or maintain valid and enforceable patent protection. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or until issuance, or in some cases not at all. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in any of our owned or licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions.

In addition, given the amount of time required for the development, testing and regulatory review of new future product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical future product candidates would be adversely affected.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications and those of our current or future licensors may not result in patents being issued which protect our future product candidates and other proprietary technologies we may develop or which effectively prevent others from commercializing competitive technologies and future product candidates.

Moreover, the coverage claimed in a patent application can be significantly reduced before the corresponding patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications we own or in-license in the future issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we own or in-license may be challenged or circumvented by third parties or may be narrowed or invalidated as a result of challenges by third parties. Consequently, we do not know whether our future product candidates or other proprietary technology will be protectable or remain protected by valid and enforceable patents. Even if a patent issues, our competitors or other third parties may be able to circumvent our patents or the patents of our current or future licensors by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations and prospects.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents or the patents of our current or future licensors may be challenged in the courts or patent offices in the United States and abroad. We or any of our licensors may be subject to a third-party pre-issuance submission of prior art to the USPTO, or become involved in opposition, derivation, revocation, reexamination, post-grant review, or PGR, and inter partes review, or IPR, or other similar proceedings challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, our patent rights, allow third parties to commercialize our future product candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing, misappropriating or otherwise violating third-party patent rights. Moreover, our patents or the patents of our current or future licensors may become subject to post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge our priority of invention or other features of patentability with respect to our patents and patent applications and those of our current or future licensors. Such challenges may result in loss of patent rights, loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products or limit the duration of the patent protection of our future product candidates. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. In addition, if the breadth or strength of protection provided by our patents and patent applications or the patents and patent applications of our current or future licensors is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Moreover, some of our owned and in-licensed patents are, and may in the future be, co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of such patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

We may not be able to protect our intellectual property rights throughout the world.

Patents are of national or regional effect, and although we have two issued U.S. patents for one of our early discovery programs and pending patent applications in the United States and under the Patent Cooperation Treaty for that program, filing, prosecuting, maintaining and defending patent rights and other proprietary rights on all of our research programs and future product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our future product candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Various companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many countries do not favor the enforcement of patents and other intellectual property protection, particularly those relating to pharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights. In addition, some jurisdictions, such as Europe, Japan and China, may have a higher standard for patentability than in the United States, including, for example, the requirement of claims having literal support in the original patent filing and the limitation on using supporting data that is not in the original patent filing. Under those heightened patentability requirements, we may not be able to obtain sufficient patent protection in certain jurisdictions even though the same or similar patent protection can be secured in the United States and other jurisdictions.

Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patent rights at risk of being invalidated or interpreted narrowly, could put our owned or in-licensed patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Various countries outside the United States have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. As a result, a patent owner may have limited remedies in certain circumstances, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Further, the standards applied by the USPTO and foreign patent offices in granting patents are not always applied uniformly or predictably. As such, we do not know the degree of future protection that we will have on our technologies, products and future product candidates. While we will endeavor to try to protect our technologies, products and future product candidates with intellectual property rights such as patents, as appropriate, the process of obtaining patents is time consuming, expensive and unpredictable.

Obtaining, maintaining, enforcing and defending our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by regulations and governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or patent applications will be due to be paid to the USPTO and various foreign patent agencies at various stages over the lifetime of our owned or licensed patents and/or patent applications. We have systems in place to remind us to pay these fees, and we rely on our outside patent annuity service to pay these fees when due. In addition, the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. We seek to employ reputable law firms and other professionals to help us comply with these provisions. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance (including as a result of the ongoing COVID-19 pandemic) can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction, including as a result of failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If such an event were to occur, including with respect to the patents and patent applications covering our research programs and future product candidates, as well as their respective methods of use, manufacture and formulations thereof, it could have a material adverse effect on our business, financial condition, results of operations and prospects, as for example, competitors might be able to enter the market earlier than would otherwise have been the case.

Patent terms may be inadequate to protect our competitive position on our future product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional application filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our future product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new future product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned or licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Changes in U.S. patent law, or laws in other countries, could diminish the value of patents in general, thereby impairing our ability to protect our future product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property and other proprietary rights, particularly patents. Obtaining, maintaining, enforcing and defending intellectual property and other proprietary rights, including patent rights, in the biopharmaceutical industry involve a high degree of technological and legal complexity. Therefore, obtaining, maintaining, enforcing and defending pharmaceutical patents is costly, time consuming and inherently uncertain. Changes in either the patent laws or in the interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property and may increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. In addition, Congress or other foreign legislative bodies may pass patent reform legislation that is unfavorable to us.

For example, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the U.S. federal courts, the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patent and the patents we might obtain or license in the future. Any of the foregoing could have a material adverse effect on our owned and in-licensed patent portfolio and our ability to protect and enforce our intellectual property in the future.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications or those of our current or future licensors and the enforcement or defense of our issued patents or those of our current or future licensors.

On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. In particular, under the Leahy-Smith Act, the United States transitioned in March 2013 to a “first inventor to file” system in which, assuming that other requirements of patentability are met, the first inventor to file a patent application will be entitled to the patent regardless of whether a third party was first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013 but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Furthermore, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our technology and the prior art allow our technology to be patentable over the prior art. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we may not be certain that we or our current or future licensors are the first to either (i) file any patent application related to our future product candidates or (ii) invent any of the inventions claimed in the patents or patent applications.

The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including PGR, IPR and derivation proceedings. An adverse determination in any such submission or proceeding could reduce the scope or enforceability of, or invalidate, our patent rights, which could adversely affect our competitive position.

Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Thus, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications or those of our current or future licensors and the enforcement or defense of our issued patents or those of our current or future licensors, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we do not obtain patent term extensions for our future product candidates, our business may be materially harmed.

Depending upon the timing, duration and specifics of FDA approval of our future product candidates, one or more of our issued U.S. patents or those of our current or future licensors may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984 (Hatch-Waxman Amendments). The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during the FDA regulatory review process. A maximum of one patent may be extended per FDA-approved product as compensation for the patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. Patent term extension may also be available in certain foreign countries upon regulatory approval of our future product candidates. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or restoration or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced, possibly materially. Further, if this occurs, our competitors or other third parties may take advantage of our investment in development and trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case. If we are unable to obtain patent term extension or term of any such extension is less than we request, our competitors or other third parties may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition, we rely on the protection of our trade secrets, including unpatented know-how, technology and other proprietary information to maintain our competitive position. Trade secrets and know-how can be difficult to protect. Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties and confidential information and invention assignment agreements with employees, consultants and advisors, we cannot provide any assurances that all such agreements have been duly executed, and any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets.

Moreover, third parties may still obtain this information or may come upon this or similar information independently, and we would have no right to prevent them from using that technology or information to compete with us. If any of these events occurs or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced and our competitive position would be harmed. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor or other third party will discover them or that our trade secrets will be misappropriated or disclosed.

In addition to seeking patent protection for some of our technology and future product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. Elements of our future product candidates, including processes for their preparation and manufacture, may involve proprietary know-how, information or technology that is not covered by patents, and thus for these aspects we may consider trade secrets and know-how to be our primary intellectual property. Any disclosure, either intentional or unintentional, by our employees, the employees of third parties with whom we share our facilities or third-party consultants and vendors that we engage to perform research, clinical trials or manufacturing activities or misappropriation by third parties (such as through a cybersecurity breach) of our trade secrets or proprietary information could enable competitors to duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

Trade secrets and unpatented know-how can be difficult to trace, protect and enforce. We require our employees to enter into written employment agreements containing provisions of confidentiality and obligations to assign to us any inventions generated in the course of their employment. We and any third parties with whom we share facilities enter into written agreements that include confidentiality and intellectual property obligations to protect each party’s property, potential trade secrets, proprietary know-how and information. We further seek to protect our potential trade secrets, proprietary know-how and information in part, by entering into non-disclosure and confidentiality agreements with parties who are given access to them, such as our corporate collaborators, outside scientific collaborators, CROs, CMOs, consultants, advisors and other third parties. With our consultants, contractors and outside scientific collaborators, these agreements typically include invention assignment obligations. Although we have taken steps to protect our trade secrets and unpatented know-how, we cannot provide any assurances that all such agreements have been duly executed, and any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets and unpatented know-how, and we may not be able to obtain adequate remedies for such breaches. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets.

Trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. Trade secrets will over time be disseminated within the industry through independent development, the publication of journal articles and the movement of skilled personnel from company to company or academic to industry scientific positions. Though our agreements with third parties typically restrict the ability of our advisors, employees, collaborators, licensors, suppliers, third-party contractors and consultants to publish data potentially relating to our trade secrets, our agreements may contain certain limited publication rights. Because from time to time we expect to rely on third parties in the development, manufacture and distribution of our products and provision of our services, we must, at times, share trade secrets with them. Despite employing the contractual and other security precautions described above, the need to share trade secrets increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be harmed.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to develop products that are similar to our future product candidates or utilize similar technology but that are not covered by the claims of the patents that we own or license;

•

we, or our current or future licensors or collaborators, might not have been the first to make the inventions covered by the current or future issued patents or patent application that we own or license;

•	we, or our current or future licensors or collaborators, might not have been the first to file patent applications covering certain of our inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing, misappropriating or otherwise violating our intellectual property rights;

•

we have chosen to keep numerous aspects of our methods as trade secrets instead of filing patents and it is possible others may independently develop our technologies and subsequently file patents that limit our freedom to operate;

•	it is possible that the current or future pending patent applications we own or license will not lead to issued patents;

•

any issued patents that we own or license may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties, or may not provide us with any competitive advantages;

•

our competitors or other third parties might conduct research and development activities in countries where we do not have patent or other intellectual property rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	it is possible that there are prior public disclosures that could invalidate our or our licensors’ patents;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents or pending or future patent applications of others, if issued, may have an adverse effect on our business; and

•

we may choose not to file for patent protection in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application covering such intellectual property.

We cannot ensure that patent rights relating to inventions described and claimed in our pending patent applications will issue or that patents based on our patent applications will not be challenged and rendered invalid and/or unenforceable.

We have patent applications in our portfolio relating to our research programs that are pending at the patent offices in the United States, Europe, Canada, Japan, Australia and other foreign jurisdictions. However, we cannot predict:

•	if and when patents may issue based on our patent applications, including as a result of the delays at the applicable patent office as a result of the ongoing COVID-19 pandemic;

•	the scope of protection of any patent issuing based on our patent applications;

•	whether the claims of any patent issuing based on our patent applications will provide protection against competitors;

•	whether or not third parties will find ways to challenge, narrow, invalidate or circumvent our patent rights;

•	whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications;

•	whether we will need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights which will be costly whether we win or lose;

•	whether the patent applications that we own or in-license will result in issued patents with claims that cover our future product candidates or uses thereof; and/or

•

whether, as the COVID-19 pandemic continues to spread around the globe, we may experience patent office interruption or delays to our ability to timely secure patent coverage to our future product candidates.

We cannot be certain that the claims in our pending patent applications directed to our future product candidates, as well as technologies relating to our research programs will be considered patentable by the USPTO or by patent offices in foreign countries. One aspect of the determination of patentability of our inventions depends on the scope and content of the “prior art,” information that was or is deemed available to a person of skill in the relevant art prior to the priority date of the claimed invention. There may be prior art of which we are not aware that may affect the patentability of our patent claims or, if issued, affect the validity or enforceability of a patent claim relevant to our business. There is no assurance that there is not prior art of which we are aware, but which we do not believe is relevant to our business, which may, nonetheless, ultimately be found to limit our ability to make, use, sell, offer for sale or import our products that may be approved in the future, or impair our competitive position. Even if the patents do issue based on our patent applications, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, patents in our portfolio may not adequately exclude third parties from practicing relevant technology or prevent others from designing around our claims. If the breadth or strength of our intellectual property position with respect to our future product candidates is threatened, it could dissuade companies from collaborating with us to develop and threaten our ability to commercialize our future product candidates. In the event of litigation or administrative proceedings, we cannot be certain that the claims in any of our issued patents will be considered valid by courts in the United States or foreign countries.

Derivation proceedings may be necessary to determine priority of inventions, and an unfavorable outcome may require us to cease using the related technology or to attempt to license rights from the prevailing party.

Derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our current or future licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of derivation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with such proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our development programs, license necessary technology from third parties or enter into development or manufacturing partnerships that would help us bring our future product candidates to market.

We may be subject to claims challenging the inventorship or ownership of our owned or in-licensed patents and other intellectual property.

We may also be subject to claims that former employees, collaborators or other third parties have an ownership interest in our patents, trade secrets or other intellectual property. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership of our patent rights, trade secrets or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be involved in lawsuits to protect or enforce our patents or our current or future licensors’ patents, which could be expensive, time consuming and unsuccessful. Further, our issued patents or our current or future licensors’ patents could be found invalid or unenforceable if challenged in court.

Competitors or other third parties may infringe our intellectual property rights. To prevent such infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming. In addition, in a patent infringement proceeding, a court may decide that a patent we own or in-license is not valid, is unenforceable and/or is not infringed. If we or any of our potential future collaborators were to initiate legal proceedings against a third party to enforce a patent directed at one of our future product candidates, the defendant could counterclaim that our patent or the patent of our current or future licensors is invalid and/or unenforceable in whole or in part. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, lack of sufficient written description, non-enablement or obviousness-type double patenting. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution.

Third parties may also raise similar invalidity claims before the USPTO or patent offices abroad, even outside the context of litigation. Such mechanisms include re-examination, PGR, IPR, derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). The outcome following legal assertions of invalidity and/or unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our current or future licensors and the patent examiners are unaware during prosecution. There is also no assurance that there is not prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim in our patents and patent applications or the patents and patent applications of our current or future licensors, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our technology or platform, or any future product candidates that we may develop. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations and prospects.

In addition, if the breadth or strength of protection provided by our patents and patent applications or the patents and patent applications of our current or future licensors is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Even if resolved in our favor, litigation or other legal proceedings relating to our intellectual property rights may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other legal proceedings relating to our intellectual property rights, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or other proceedings.

In addition, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our own patented product and practicing our own patented technology.

The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

Because of the expense and uncertainty of litigation, we may conclude that even if a third party is infringing any one of our issued patents or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such an infringement claim or action may be too high or not in the best interest of our company or our stockholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent which might adversely affect our ability to develop and market our products.

As the biopharmaceutical industry expands and more patents are issued, the risk increases that our future product candidates may be subject to claims of infringement of the patent rights of third parties. There can be no assurance that our operations do not, or will not in the future, infringe existing or future third-party patents. Identification of third-party patent rights that may be relevant to our operations is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to our research and other operations or necessary for the commercialization of our future product candidates in any jurisdiction.

Numerous U.S. and foreign patents and pending patent applications are owned by third parties and exist in the fields in which we are commercializing or plan to commercialize our future product candidates and in which we are developing other proprietary technologies. Our competitors or other third parties in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our products. We do not always conduct independent reviews of pending patent applications of and patents issued to third parties. Patent applications in the United States and elsewhere are typically not published until approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Certain U.S. applications that will not be filed outside the United States can remain confidential until patents issue. In addition, patent applications in the United States and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived. Furthermore, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, our products or the use of our products. As such, there may be applications of others now pending or recently revived patents of which we are unaware. These patent applications may later result in issued patents, or the revival of previously abandoned patents, that will prevent, limit or otherwise interfere with our ability to make, use or sell our products.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our future product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products.

We cannot provide any assurances that third-party patents do not exist which might be enforced against our current technology, including our research programs, future product candidates, their respective methods of use, manufacture and formulations thereof, and could result in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant.

Our commercial success depends significantly on our ability to operate without infringing, misappropriating or otherwise violating the intellectual property and other proprietary rights, including patents, of third parties. Claims by third parties that we infringe, misappropriate or otherwise violate their proprietary rights, including patents, may result in liability for damages or prevent or delay our developmental and commercialization efforts.

Our commercial success depends in part on avoiding infringement, misappropriation or other violation of the intellectual property and proprietary rights of third parties. However, our research, development and commercialization activities may be subject to claims that we infringe, misappropriate or otherwise violate patents or other intellectual property rights owned or controlled by third parties. Other entities may have or obtain patents, intellectual property rights or other proprietary rights that could limit our ability to make, use, sell, offer for sale or import our future product candidates and products that may be approved in the future, or impair our competitive position. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biopharmaceutical industry, including patent infringement lawsuits, oppositions, reexaminations, IPR proceedings and PGR proceedings before the USPTO and/or corresponding foreign patent offices. Numerous third-party U.S. and foreign-issued patents and pending patent applications exist in the fields in which we are developing future product candidates. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our future product candidates.

As the biopharmaceutical industry expands and more patents are issued, the risk increases that our future product candidates may be subject to claims of infringement, misappropriation or other violation of the patents or other intellectual property rights and proprietary rights of third parties. Because patent applications are maintained as confidential for a certain period of time, until the relevant application is published, we may be unaware of third-party patents that may be infringed by commercialization of any of our future product candidates, and we cannot be certain that we were the first to file a patent application related to a future product candidate or technology. Moreover, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our future product candidates may infringe. In addition, identification of third-party patent rights that may be relevant to our technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. There is also no assurance that there is not prior art of which we are aware, but which we do not believe is relevant to our business, which may, nonetheless, ultimately be found to limit our ability to make, use, sell, offer for sale or import our products that may be approved in the future, or impair our competitive position. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Any claims of patent infringement asserted by third parties would be time consuming and could:

•	result in costly litigation that may cause negative publicity;

•	divert the time and attention of our technical personnel and management;

•	cause development delays;

•	prevent us from commercializing any of our future product candidates until the asserted patent expires or is held finally invalid or not infringed in a court of law;

•	require us to develop non-infringing technology, which may not be possible on a cost-effective basis;

•	subject us to significant liability to third parties; or

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require us to enter into royalty or licensing agreements, which may not be available on commercially reasonable terms, or at all, or which might be non-exclusive, which could result in our competitors gaining access to the same technology.

Although no third party has asserted a claim of patent infringement against us as of the date of this prospectus, others may hold proprietary rights that could prevent our future product candidates from being marketed. It is possible that a third party may assert a claim of patent infringement directed at any of our future product candidates. Any patent-related legal action against us claiming damages and seeking to enjoin commercial activities relating to our future product candidates, treatment indications or processes could subject us to significant liability for damages, including treble damages and attorneys’ fees if we were determined to willfully infringe, and require us to obtain a license to manufacture or market our future product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. We cannot predict whether we would prevail in any such actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. Moreover, even if we or our future strategic partners were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. In addition, we cannot be certain that we could redesign our future product candidates, treatment indications, or processes to avoid infringement, if necessary. Accordingly, an adverse determination in a judicial or administrative proceeding, or the failure to obtain necessary licenses, could prevent us from developing and commercializing our future product candidates, which could harm our business, financial condition and operating results. In addition, intellectual property litigation, regardless of its outcome, may cause negative publicity and could prohibit us from marketing or otherwise commercializing our future product candidates and technology.

Parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

Intellectual property litigation may lead to unfavorable publicity that harms our reputation and causes the market price of our common shares to decline.

During the course of any intellectual property litigation, there could be public announcements of the initiation of the litigation as well as results of hearings, rulings on motions and other interim proceedings or developments in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our future product candidates, approved products, programs or intellectual property could be diminished. Accordingly, the market price of shares of our common stock may decline. Such announcements could also harm our reputation or the market for our future products, which could have a material adverse effect on our business.

We may be subject to claims that we or our employees, consultants or collaborators have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers or claims asserting ownership of what we regard as our own intellectual property.

Some of our employees, consultants and advisors are currently or were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We have sought to enter into, and may seek to enter in the future into, non-disclosure and confidentiality agreements to protect the proprietary positions of third parties, such as outside scientific collaborators, CROs, third-party manufacturers, consultants, advisors, potential partners and other third parties. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. We may become subject to litigation where a third party asserts that we or our employees inadvertently or otherwise breached the agreements and used or disclosed trade secrets or other information proprietary to the third parties. Defense of such matters, regardless of their merit, could involve substantial litigation expense and be a substantial diversion of employee resources from our business. We cannot predict whether we would prevail in any such actions. Moreover, intellectual property litigation, regardless of its outcome, may cause negative publicity and could prohibit us from marketing or otherwise commercializing our future product candidates and technology. Failure to defend against any such claim could subject us to significant liability for monetary damages or prevent or delay our developmental and commercialization efforts, which could adversely affect our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team and other employees. In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations and prospects.

Parties making claims against us may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, operating results, financial condition and prospects.

We may not be successful in obtaining or maintaining necessary rights to our future product candidates through acquisitions and in-licenses.

Because our development programs may in the future require the use of proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire, in-license or use these third-party proprietary rights. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary for our future product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. More established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant program or future product candidate, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our rights to develop and commercialize our technology and future product candidates may be subject, in part, to the terms and conditions of licenses granted to us by others.

We are dependent, in part, on patents, know-how and other intellectual property and proprietary technology licensed from others. We are a party to a number of license agreements under which we are granted rights to intellectual property that are important to our business and we may enter into additional license agreements in the future. These existing license agreements impose, and we expect that any future license agreements where we in-license intellectual property, will impose on us, various development, regulatory and/or commercial diligence obligations, payment of milestones and/or royalties and other obligations. If we fail to comply with our obligations under these agreements, or we are subject to bankruptcy-related proceedings, the licensor may have the right to terminate the license, in which event we would not be able to develop or market products covered by the license. We may enter into license agreements in the future with others to advance our existing or future research or allow commercialization of our existing or future product candidates. These licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and products in the future.

In addition, subject to the terms of any such license agreements, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications covering the technology that we license from third parties. For example, we cannot be certain that activities such as the maintenance and prosecution by our licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. It is possible that our licensors’ conduct of intellectual property enforcement or defense proceedings may be less vigorous than had we conducted them ourselves, or may not be conducted in accordance with our best interests. In such an event, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced and defended in a manner consistent with the best interests of our business. If we or our current or future licensors fail to prosecute, maintain, enforce and defend such patents or patent applications, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated and our right to develop and commercialize any of our future product candidates that are subject of such licensed rights could be adversely affected.

In addition, our agreements with certain of our third-party research partners provide that improvements developed in the course of our relationship may be owned solely by either us or our third-party research partner, or jointly between us and the third party. If we determine that rights to such improvements owned solely by a research partner or other third party with whom we collaborate are necessary to commercialize our future product candidates or maintain our competitive advantage, we may need to obtain a license from such third party in order to use the improvements and continue developing, manufacturing or marketing our products or future product candidates. We may not be able to obtain such a license on an exclusive basis, on commercially reasonable terms, or at all, which could prevent us from commercializing our products or future product candidates or allow our competitors or others the chance to access technology that is important to our business. We also may need the cooperation of any co-owners of our intellectual property in order to prosecute, maintain, defend and enforce such intellectual property against third parties, and such cooperation may not be provided to us.

Our current or future licensors may rely on third-party consultants or collaborators or on funds from third parties such that our future licensors are not the sole and exclusive owners of the patents we in-license. If other third parties have ownership rights to our future in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

It is possible that we may be unable to obtain licenses at a reasonable cost or on reasonable terms, if at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to redesign our technology, future product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected future product candidates, which could harm our business, financial condition, results of operations and prospects significantly. We cannot provide any assurances that third-party patents do not exist which might be enforced against our current technology, manufacturing methods, future product candidates or future methods or products resulting in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our current and future licensors, we could lose license rights that are important to our business.

Disputes may arise between us and our current or future licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe, misappropriate or otherwise violate intellectual property of the licensor that is not subject to the licensing agreement;

•	our right to sublicense patents and other rights to third parties;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	our right to transfer or assign the license;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our current or future licensors and us and our partners; and

•	the priority of invention of patented technology.

In addition, the agreements under which we license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we have licensed, or license in the future, prevent or impair our ability to maintain our licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected future product candidates, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In spite of our best efforts, our current or future licensors might conclude that we materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products identical to ours. This could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

In the future, we may need to obtain additional licenses of third-party technology that may not be available to us or are available only on commercially unreasonable terms, and which may cause us to operate our business in a more costly or otherwise adverse manner that was not anticipated.

From time to time, we may be required to license technologies relating to our therapeutic research programs from additional third parties to further develop or commercialize our future product candidates. Should we be required to obtain licenses to any third-party technology, including any such patents required to manufacture, use or sell our future product candidates, such licenses may not be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop or commercialize any of our future product candidates could cause us to abandon any related efforts, which could seriously harm our business and operations.

Intellectual property discovered through government funded programs may be subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for U.S.-based companies. Compliance with such regulations may limit our exclusive rights and limit our ability to contract with non-U.S. manufacturers.

We currently co-own or license six issued U.S. patents and co-own or license several pending U.S. patent applications that have been generated through the use of U.S. government funding, and we may acquire or license in the future additional intellectual property rights that have been generated through the use of U.S. government funding or grants. Pursuant to the Bayh-Dole Act of 1980, the U.S. government has certain rights in inventions developed with government funding. All of the U.S. patents and patent applications that we currently co-own or license that may be subject to these government rights are co-owned with or licensed from TSRI pursuant to our license agreement with TSRI, or the TSRI License, and relate to portions of our chemoproteomic platform or to an E3 ligase composition of matter, but are not used in our KEAP1-NRF2, STAT3 or WRN product development programs. These U.S. government rights include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right, under certain limited circumstances, to require us to grant exclusive, partially exclusive or non-exclusive licenses to any of these inventions to a third party if it determines that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; or (iii) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in rights”). If the U.S. government exercised its march-in rights in our future intellectual property rights that are generated through the use of U.S. government funding or grants, we could be forced to license or sublicense intellectual property developed by us or that we license on terms unfavorable to us, and there can be no assurance that we would receive compensation from the U.S. government for the exercise of such rights. The U.S. government also has the right to take title to these inventions if the grant recipient fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. Intellectual property generated under a government-funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources. In addition, the U.S. government requires that any products embodying any of these inventions or produced through the use of any of these inventions be manufactured substantially in the United States. This preference for U.S. industry may be waived by the federal agency that provided the funding if the owner or assignee of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. industry may limit our ability to contract with non-U.S. product manufacturers for products covered by such intellectual property. Any exercise by the government of such rights could harm our competitive position, business, financial condition, results of operations and prospects.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We intend to use registered or unregistered trademarks or trade names to brand and market ourselves and our products. Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition or results of operations.

Risks related to our common stock and this offering

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, as of March 31, 2021, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates owned approximately    % of our outstanding voting stock and, upon the closing of this offering, that same group will own approximately    % of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares). Therefore, even after this offering these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval and they may have interests that differ from yours and may be adverse to your interests. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets or other major corporate transaction.

Our stock price may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors.

The market price of our common stock may be highly volatile and may fluctuate substantially as a result of a variety of factors, some of which are related in complex ways. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including the factors listed below and other factors describe in this “Risk factors” section:

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the commencement, enrollment or results of current and future preclinical studies and clinical trials and trials we may conduct, or changes in the development status of our future product candidates, including our KEAP1-NRF2 target axis programs, STAT3 targeted programs and WRN targeted program;

•

any delay in our regulatory filings for our future product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including, without limitation, the issuance by the FDA of a “refusal to file” letter or a request for additional information;

•	adverse results or delays in clinical trials;

•	our decision to initiate a preclinical study or clinical trial, not to initiate a preclinical study or clinical trial or to terminate an existing preclinical study or clinical trial;

•

adverse actions taken by regulatory agencies with respect to our preclinical studies or clinical trials, manufacturing supply chain or sales and marketing activities, including failure to receive regulatory approval of our future product candidates;

•	changes in laws or regulations, including, but not limited to, preclinical study or clinical trial requirements for approvals;

•	any adverse changes to our relationship with manufacturers or suppliers;

•	manufacturing, supply or distribution shortages;

•	our failure to commercialize approved products;

•	changes in the structure of healthcare payment systems;

•	additions or departures of key scientific or management personnel;

•	unanticipated serious safety concerns related to the use of our future product candidates;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	variations in our results of operations;

•	our cash position;

•	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

•	publication of research reports about us or our industry, or small molecule products in particular, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	announcements made by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

•	our inability to establish or maintain collaborations;

•	our ability to effectively manage our growth;

•	the size and growth of our initial target markets;

•	changes in the market valuations of similar companies;

•	press reports, whether or not true, about our business;

•	sales or perceived potential sales of our common stock by us or our stockholders in the future;

•	overall fluctuations in the equity markets;

•	ineffectiveness of our internal controls;

•	changes in accounting practices or principles;

•	changes or developments in the global regulatory environment;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	general political, economic, industry and market conditions; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general and biopharmaceutical development companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on, and may lose some or all of, your investment.

Future sales of our common stock in the public market could cause our common stock price to fall.

Our common stock price could decline as a result of sales of a large number of shares of common stock after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, might also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

Upon the completion of this offering,                shares of common stock will be outstanding (or                 shares if the underwriters exercise their option to purchase additional shares from us in full), based on the number of shares outstanding as of March 31, 2021. This includes the shares included in this offering, which may be sold in the public market immediately without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act.

All of our executive officers, directors and holders of substantially all of our capital stock are subject to lock-up agreements that restrict their ability to transfer shares of our capital stock for 180 days from the date of this prospectus. Subject to certain exceptions, the lock-up agreements limit the number of shares of capital stock that may be sold immediately following this offering. J.P. Morgan Securities LLC, BofA Securities, Inc. and Jefferies LLC may, in their joint discretion, permit our stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements. After the lock-up agreements expire, based on the number shares of outstanding as of March 31, 2021, on an as-converted basis, up to an additional                  shares of common stock will be eligible for sale in the public market. For more information, see the section titled “Underwriting.”

Upon the completion of this offering, the holders of approximately                shares, or    % of our outstanding shares following this offering, of our common stock will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or our other stockholders. For more information, see the section titled “Description of capital stock—Stockholder registration rights.” We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans. Once we register the offer and sale of shares for the holders of registration rights and shares that may be issued under our equity incentive plans, these shares will be able to be sold in the public market upon issuance, subject to the lock-up agreements described above.

In addition, in the future, we may issue additional shares of common stock, or other equity or debt securities convertible into common stock, in connection with a financing, acquisition, employee arrangement, or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and could cause the price of our common stock to decline.

There has been no prior public market for our common stock, and an active trading market may not develop or be sustained.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock was determined through negotiations among the underwriters and us and may vary from the market price of our common stock following this offering. An active or liquid market in our common stock may not develop upon the completion of this offering or, if it does develop, it may not be sustainable. The lack of an active market may impair the value of your shares, your ability to sell your shares at the time you wish to sell them and the prices that you may obtain for your shares. An inactive market may also impair our ability to raise capital by selling our common stock and our ability to acquire other companies, products, or technologies by using our common stock as consideration.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock immediately after the offering. Based on an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and our net tangible book value as of March 31, 2021, if you purchase our common stock in this offering you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will experience substantial and immediate dilution in the pro forma net tangible book value per share of $                as of March 31, 2021. This dilution is due in large part to the fact that our earlier investors paid substantially less than the assumed initial public offering price when they purchased their shares of our capital stock. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation.

You will experience additional dilution when those holding stock options exercise their right to purchase common stock under our equity incentive plans or when we otherwise issue additional shares of common stock. For additional details see the section titled “Dilution.”

We do not currently intend to pay dividends on our common stock and, consequently, our stockholders’ ability to achieve a return on their investment will depend on appreciation of the value of our common stock.

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. We do not intend to declare or pay any cash dividends on our capital stock in the foreseeable future. As a result, any investment return on our common stock will depend upon increases in the value for our common stock, which is not certain.

Participation in this offering by our existing stockholders and their affiliated entities may reduce the public float for our common stock.

Certain of our existing stockholders, including entities affiliated with                     , have indicated an interest in purchasing an aggregate of up to $             million in shares of our common stock in this offering at the initial public offering price per share and on the same terms as other purchasers in this offering. To the extent any of our existing stockholders or their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors and controlling stockholders. A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock and depressing the price at which you may be able to sell shares of common stock purchased in this offering.

Our quarterly operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.

We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

•	timing and variations in the level of expense related to the current or future development of our programs;

•	timing and status of enrollment for our clinical trials;

•	impacts from the COVID-19 pandemic on us or third parties with which we engage;

•	results of clinical trials, or the addition or termination of clinical trials or funding support by us or potential future partners;

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our execution of any collaboration, licensing or similar arrangements, and the timing of payments we may make or receive under potential future arrangements or the termination or modification of any such potential future arrangements;

•	any intellectual property infringement, misappropriation or violation lawsuit or opposition, interference or cancellation proceeding in which we may become involved;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	if any future product candidate we may develop receives regulatory approval, the timing and terms of such approval and market acceptance and demand for such future product candidates;

•

the timing and cost to establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain regulatory approval and intend to commercialize on our own or jointly with current or future collaborators;

•	regulatory developments affecting future product candidates or those of our competitors;

•	the amount of expense or gain associated with the change in value of the success payments and contingent consideration; and

•	changes in general market and economic conditions.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Our management team has broad discretion to use the net proceeds from this offering and its investment of these proceeds may not yield a favorable return. They may invest the net proceeds from this offering in ways with which investors disagree.

Our management will have broad discretion over the use of net proceeds from this offering, and could spend the net proceeds in ways our stockholders may not agree with or that do not yield a favorable return, if at all. If we do not invest or apply the net proceeds from this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause our stock price to decline. For additional details see the section titled “Use of proceeds.”

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendations regarding our common stock adversely, the trading price or trading volume of our common stock could decline.

The trading market for our common stock will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If one or more of these analysts initiate research with an unfavorable rating or downgrade our common stock, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our common stock to decline.

We are an “emerging growth company” and a “smaller reporting company,” and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including:

•	not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We could be an “emerging growth company” for up to five years following the completion of our initial public offering. Our status as an “emerging growth company” will end as soon as any of the following takes place:

•	the last day of the fiscal year in which we have more than $1.07 billion in annual revenue;

•	the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates;

•	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

•	the last day of the fiscal year ending after the fifth anniversary of the completion of our initial public offering.

We are also a “smaller reporting company” as defined in Regulation S-K under the Securities Act, and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. We may be a smaller reporting company even after we are no longer an emerging growth company, which may allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

We cannot predict if investors will find our common stock less attractive if we choose to rely on any of the exemptions afforded to “emerging growth companies” and “smaller reporting companies.” If some investors find our common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for any new or revised accounting standards during the period in which we remain an “emerging growth company” (or we affirmatively and irrevocably opt out of the extended transition period); however, we may adopt certain new or revised accounting standards early. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

Global credit and financial markets have experienced extreme volatility and disruptions in the past several years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability, including most recently in connection with the COVID-19 pandemic. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Furthermore, our stock price may decline due in part to the volatility of the stock market and the general economic downturn.

Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay, scale back or discontinue the development and commercialization of one or more of our future product candidates or delay our pursuit of potential in-licenses or acquisitions. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.

Our amended and restated certificate of incorporation, currently, and the restated version that will become effective immediately prior to the completion of this offering, and our amended and restated bylaws will designate the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could discourage lawsuits against us or our directors, officers, or employees.

Each of our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective immediately prior to the completion of this offering, will provide that, to the fullest extent permitted by law, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if, and only if, the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware, or if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of a fiduciary duty owed by any current or former director, officer or other employee, to us or our stockholders; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws; (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against us, or any of our directors, officers or other employees, that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. The amended and restated certificate of incorporation that will be effective immediately prior to the completion of this offering states that these choice of forum provisions will not apply to suits brought to enforce a duty or liability created by the Securities Act, the Securities Exchange Act of 1934, or Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees and may discourage these types of lawsuits. Furthermore, if a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the completion of this offering could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective immediately prior to the completion of this offering, respectively, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•

permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;
•

provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66 2⁄3% of the voting power of all of our then-outstanding common stock;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;
•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;
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provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

•

provide that special meetings of our stockholders may be called only by the chairman of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66 2⁄3% of our then-outstanding common stock.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision.

These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction. For information regarding these and other provisions, see the section titled “Description of capital stock.”

General risk factors

We will incur significantly increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an “emerging growth company” or a “smaller reporting company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and The Nasdaq Global Market to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation-related provisions in the Dodd-Frank Act that require the

SEC to adopt additional rules and regulations in these areas, such as “say on pay” and proxy access. Emerging growth companies may implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of these extended transition periods, but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition, results of operations and prospects. The increased costs will decrease our net income or increase our net loss and may require us to reduce costs in other areas of our business or increase the prices of our future product candidate, if approved. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

As we are headquartered in California, we will also become subject to California law’s corporate board diversity requirements. In September 2018, the governor of California signed into law Senate Bill 826, or SB 826, which generally requires public companies with principal executive offices in California to have a minimum number of females on the company’s board of directors. By December 31, 2021, each public company will be required to have at least two females on its board of directors if the company has at least five directors, and at least three females on its board of directors if the company has at least six directors. Additionally, on September 30, 2020, the governor of California signed into law Assembly Bill 979, or AB 979, which expands upon SB 826, requiring public companies with principal executive offices in California to include specified numbers of directors from underrepresented communities. A director from an underrepresented community means a director who self-identifies as Black, African American, Hispanic, Latino, Asian, Pacific Islander, Native American, Native Hawaiian, Alaska Native, or LGBTQ+. By December 31, 2021, each public company with principal executive offices in California is required to have at least one director from an underrepresented community. By December 31, 2022, a public company with between five and eight directors will be required to have a minimum of two directors from underrepresented communities, and a public company with nine or more directors will need to have a minimum of three directors from underrepresented communities. Neither SB 826 nor AB 979 provide a transition period for newly listed companies.

We are currently in compliance with SB 826 and AB 979. If we fail to comply with either SB 826 or AB 979 in the future, we could be fined by the California Secretary of State, with a $100,000 fine for the first violation and a $300,000 fine for each subsequent violation of either law, and our reputation may be adversely affected.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or future product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of private and public equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. We do not currently have any committed external source of funds. To the extent that we raise additional capital through the sale of common stock or securities convertible or exchangeable into common stock, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that materially adversely affect your rights as a common stockholder. Debt financing, if available, would increase our fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Moreover, in the event of insolvency, debt holders would be repaid before you as a common stockholder would receive any distribution of our corporate assets.

If we raise funds through additional collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property, future revenue streams, research programs or future product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, scale back or discontinue the development and commercialization of one or more of our future product candidates, delay our pursuit of potential in-licenses or acquisitions or grant rights to develop and market future product candidates that we would otherwise prefer to develop and market ourselves.

Our current operations are in Southern California, and we or the third parties upon whom we depend may be adversely affected by earthquakes or other natural disasters, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our material facilities are in San Diego, California, an area that has experienced significant natural disasters, including wildfires and earthquakes. We do not carry earthquake insurance. Earthquakes, wildfires or other natural disasters could severely disrupt our operations, and could materially and adversely affect our business, financial condition, results of operations and prospects.

If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business.

Furthermore, integral parties in our supply chain are similarly vulnerable to natural disasters or other sudden, unforeseen and severe adverse events. If such an event were to affect our supply chain, it could have a material adverse effect on our business.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We have received confidential and proprietary information from third parties. In addition, we employ individuals who were previously employed at other pharmaceutical or biotechnology companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of these third parties or our employees’ former employers, or that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees. If our defenses to these claims fail, in addition to requiring us to pay monetary damages, a court could prohibit us from using technologies or features that are essential to our future product candidates, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. Moreover, any such litigation or the threat thereof may adversely affect our reputation, our ability to form strategic alliances or sublicense our rights to collaborators, engage with scientific advisors or hire employees or consultants, each of which would have an adverse effect on our business, results of operations and financial condition. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, operating results, or financial condition. Additionally, the dramatic increase in the cost of directors’ and officers’ liability insurance may cause us to opt for lower overall policy limits or to forgo insurance that we may otherwise rely on to cover significant defense costs, settlements and damages awarded to plaintiffs.

Because we currently have and will have an even number of members of our board of directors immediately prior to the effectiveness of this registration statement, deadlocks may occur in our board of directors’ decision-making process, which may delay or prevent critical decisions from being made.

Since we currently have and will have an even number of directors immediately prior to the effectiveness of this registration statement, deadlocks may occur when such directors disagree on a particular decision or course of action. Our certificate of incorporation and bylaws do not and our amended and restated certificate of incorporation and amended and restated bylaws will not contain any mechanisms for resolving potential deadlocks. While our directors are under a duty to act in the best interest of our company, any deadlocks may impede the further development of our business in that such deadlocks may delay or prevent critical board decisions.

If we fail to maintain proper and effective internal controls over financial reporting our ability to produce accurate and timely financial statements could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to report upon the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ending December 31, 2022. When we lose our status as an “emerging growth company” and become an “accelerated filer” or a “large accelerated filer,” our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we will need to implement additional financial and management controls, reporting systems, procedures and hire additional accounting and finance staff.

We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations, or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We must design our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make a required related party transaction disclosure. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses during our history and do not expect to become profitable in the near future, and we may never achieve profitability. Unused U.S. federal net operating losses, or NOLs, for taxable years beginning before January 1, 2018, may be carried forward to offset future taxable income, if any, until such unused NOLs expire. Under legislation enacted in 2017, informally titled the TCJA, as modified by legislation enacted on March 27, 2020, entitled the CARES Act, U.S. federal NOLs incurred in taxable years beginning after December 31, 2017, can be carried forward indefinitely, but the deductibility of such U.S. federal NOLs in taxable years beginning after December 31, 2020, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the TCJA or the CARES Act.

As of December 31, 2020, we have federal and state NOL carryforwards of approximately $35.5 million and $37.8 million, respectively. A portion of the federal and state NOL carryforwards begin to expire in 2035 and 2040, respectively, unless previously utilized. The portion of the federal NOL carryforwards generated in years after 2017 of approximately $35.2 million may be carried forward indefinitely.

As of December 31, 2020, we have federal and state research and development tax credit carryforwards of approximately $8.3 million and $5.3 million, respectively. The federal research and development tax credit carryforwards begin to expire in 2034 unless previously utilized, and the state research and development tax credit carryforwards are available indefinitely.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards, R&D credits and certain other tax attributes to offset its post-change income or taxes may be limited. We have determined that it has experienced ownership changes within the meaning of Section 382 of the Code, which could limit the amount of NOLs, R&D credit carryforwards or other applicable tax attributes that we can utilize annually to offset future taxable income or tax liabilities. In addition, future ownership changes and changes to the U.S. tax rules in respect of the utilization of NOLs, R&D credits and other applicable tax attributes carried forward may further affect the limitation in future years. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For example, California has imposed limits on the usability of California state NOL carryforwards to offset taxable income in tax years beginning after 2019 and before 2023. As a result, we may be unable to use all or a material portion of our NOL carryforwards and other tax attributes, which could adversely affect our future cash flows.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition or results of operations.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. For example, the TCJA enacted many significant changes to the U.S. tax laws. Future guidance from the Internal Revenue Service and other tax authorities with respect to the TCJA may affect us, and certain aspects of the TCJA could be repealed or modified in future legislation. For example, the CARES Act modified certain provisions of the TCJA. In addition, it is uncertain if and to what extent various states will conform to the TCJA or any newly enacted federal tax legislation. Changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses under the TCJA or future reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges and could increase our future U.S. tax expense.

Our internal computer systems, or those of our third-party CROs, other contractors or consultants, or current or potential future collaborators, may fail or suffer security breaches or other unauthorized or improper access, which could result in a material disruption of our future product candidates’ development programs.

In the ordinary course of business, we collect, store, transmit and otherwise process large amounts of data including, without limitation, proprietary business information and personal information. Despite the implementation of security measures, our internal computer and technology systems and those of our current and any future third-party CROs and other contractors, consultants and collaborators are vulnerable to information security threats, such as data breaches, damage from computer viruses, cyber-attacks (such as denial-of-service attacks, ransomware attacks and supply chain attacks), unauthorized access, intentional or accidental actions or inaction by our employees or contractors that introduce vulnerabilities, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any material system failures, accidents or security breach to date, if such an event were to occur and cause interruptions in our operations or result in the unauthorized disclosure of or access to personnel identifiable information, protected health information or other sensitive or proprietary information, it could result in a material disruption of our programs and/or material liability and reputation harm. For example, the loss of data from preclinical studies or future clinical trials for our future product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data and undetected security breaches of our computer system could result in the theft of our proprietary chemical structures and fraudulent filing of patent claims by competitors that could limit our freedom to operate in the future. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, other data or applications relating to our technology or future product candidates or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and the further development of our future product candidates could be delayed. Any of the foregoing could have a material adverse effect on our business, operating results and prospects.

We may be unable to adequately protect our information systems from cyberattacks, which could result in the disclosure of confidential or proprietary information, including personal data, damage our reputation and subject us to significant financial and legal exposure.

We rely on information technology systems that we or our third-party service providers operate to collect, handle, use, transmit, store and otherwise process electronic information in our day-to-day operations. In connection with our product discovery efforts, we may collect, store, handle and use a variety of personally identifiable information and data, such as name, mailing address, email addresses, phone number and clinical trial information. A successful cyberattack could result in the theft or destruction of intellectual property, data (including personal data) or other misappropriation of assets, or otherwise compromise our confidential or proprietary information and disrupt our operations. Cyberattacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyberattacks could include wrongful conduct by computer hackers, hostile foreign governments or agencies, industrial espionage, cyber criminals, organized crime affiliates, terrorist organizations, wire fraud and other forms of cyber fraud, the deployment of harmful malware, denial-of-service, social engineering fraud, ransomware or other means to threaten data security, confidentiality, integrity and availability. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. A successful cyberattack could cause serious negative consequences for us, including, without limitation, the disruption of operations, the misappropriation of confidential business information, including financial information, trade secrets, financial loss and the disclosure of corporate strategic plans. Although we devote resources to protect our information systems, we realize that cyberattacks are a threat, and there can be no assurance that our efforts will prevent information security breaches that would result in business, legal, financial or reputational harm to us, or would have a material adverse effect on our results of operations and financial condition. Any failure to prevent or mitigate security breaches or improper access to, use of, or disclosure of our clinical data or patients’ personal data could result in significant liability under state (e.g., state breach notification laws), federal (e.g., HIPAA, as amended by HITECH) and international law (e.g., GDPR) and may cause a material adverse impact to our reputation, affect our ability to use collected data, conduct new studies and potentially disrupt our business.

We rely on our third-party providers to implement effective security measures and identify and correct for any such failures, deficiencies or breaches. We also rely on our employees and consultants to safeguard their security credentials and follow our policies and procedures regarding use, access and protection of computers and other devices that may contain our sensitive information. If we or our third-party providers fail to maintain or protect our information technology systems and data integrity effectively or fail to anticipate, plan for or manage significant disruptions to our information technology systems, we or our third-party providers could have difficulty preventing, detecting and controlling such cyberattacks and any such attacks could result in losses described above, as well as disputes with physicians, patients and our partners, regulatory sanctions or penalties, increases in operating expenses, expenses or lost revenues or other adverse consequences, any of which could have a material adverse effect on our business, results of operations, financial condition, prospects and cash flows. Any failure by such third parties to prevent or mitigate security breaches or improper access to or disclosure of such information could have similarly adverse consequences for us. If we are unable to prevent or mitigate the impact of such security or data privacy breaches, we could be exposed to litigation and governmental investigations, which could lead to a potential disruption to our business.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections titled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our plans to research, develop and commercialize any future product candidates, including our KEAP1-NRF2 target axis programs, STAT3 targeted programs and WRN targeted program;

•	our ability to obtain, maintain, protect and enforce the regulatory approval of our future product candidates in any of the indications for which we plan to develop them;

•	our ability to obtain funding for our operations necessary to complete the clinical trials of any of our future product candidates;

•	our plans to develop our chemoproteomic platform;

•	the implementation of our business model and strategic plans for our future product candidates;

•	the success, cost and timing of our product development activities;

•	the size of the markets and potential patient populations for our future product candidates, if approved for commercial use, and our ability to serve those markets;

•	our ability to successfully commercialize our future product candidates, if approved;

•	the rate and degree of market acceptance of our future product candidates as well as the pricing and reimbursement of our future product candidates, if approved;

•	our ability to develop and maintain sales and marketing capabilities, whether alone or with potential future collaborators;

•	regulatory developments in the United States and foreign countries;

•	the performance of our third-party service providers, including our suppliers and manufacturers;

•	the safety, efficacy and market success of competing therapies that are or become available;

•	our ability to attract and retain key scientific or management personnel;

•	our expectations regarding the period during which we qualify as an “emerging growth company” under the JOBS Act;

•	our ability to attract and retain collaborators with development, regulatory and commercialization expertise on commercially reasonable terms;

•	our use of the proceeds from this offering;

•	the accuracy of our estimates regarding future expenses, future revenues, capital requirements and needs for additional financing;

•	the impact of the COVID-19 pandemic on our business and operations, including preclinical studies, clinical trials, manufacturing suppliers, collaborators, use of CROs and employees;

•

our expectations regarding our ability to obtain, maintain, protect and enforce intellectual property protection for our future product candidates and our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights and other proprietary rights of others; and

•	other risks and uncertainties, including those listed under the section titled “Risk factors” beginning on page 15.

In some cases, you can identify these statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms and similar expressions that convey uncertainty of future events or outcomes. These forward-looking statements reflect our management’s beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this prospectus and are subject to risks and uncertainties. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. We discuss many of the risks associated with the forward-looking statements in this prospectus in greater detail under the section titled “Risk factors” beginning on page 15. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

You should carefully read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See the section titled “Where you can find additional information.”

Use of proceeds

We estimate that we will receive net proceeds of approximately $                million (or approximately $                million if the underwriters’ option to purchase additional shares is exercised in full) from the sale of the shares of our common stock offered by us in this offering, based on an assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by approximately $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us by $                , assuming the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We anticipate that we will use the net proceeds of this offering as follows:

•	approximately $ million to $ million to advance our deep and diversified pipeline of highly selective small molecule therapeutics in oncology and immunology;

•	approximately $ million to $ million to fund our proprietary chemoproteomic platform technology and expand our custom-built library of chemical scaffolds and CRGs; and

•

the remaining proceeds for working capital and general corporate purposes, which may include hiring additional personnel to build organizational talent, capital expenditures and the costs of operating as a public company.

We may also use a portion of the net proceeds from this offering to in-license, acquire, or invest in complementary businesses, technologies, products or assets. However, we have no current plans, commitments or obligations to do so.

We believe that the net proceeds from this offering and our existing cash, cash equivalents and investments, together with interest thereon, will be sufficient to fund our operations through at least the next                 months, although there can be no assurance in that regard.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the progress, cost and results of our preclinical and clinical development programs, our ability to obtain additional financing and other factors described under the section titled “Risk factors” beginning on page 15 in this prospectus, as well as the amount of cash used in our operations and any unforeseen cash needs. We may find it necessary or advisable to use the net proceeds for other purposes, and our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds from this offering.

Pending their use, we plan to invest the net proceeds from this offering in short and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Dividend policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant and subject to the restrictions contained in any future financing instruments. Investors should not purchase our common stock with the expectation of receiving cash dividends.

Capitalization

The following table sets forth our cash, cash equivalents and investments and our capitalization as of March 31, 2021 as follows:

•	on an actual basis;

•

on a pro forma basis to reflect (1) the conversion of all outstanding shares of our convertible preferred stock as of March 31, 2021 into 213,731,388 shares of our common stock and the related reclassification of the carrying value of the convertible preferred stock and warrant liability to permanent equity in connection with the completion of this offering, and (2) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to give further effect to our issuance and sale of                shares of our common stock in this offering at an assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our cash, cash equivalents and investments and capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our financial statements and the related notes included in this prospectus and the section titled “Management’s discussion and analysis of financial condition and results of operations” and other financial information contained in this prospectus.

	As of March 31, 2021
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited, in thousands, except share and par value data)
Cash, cash equivalents and investments	$333,870	$	$

Capitalization:
Convertible preferred stock, $0.001 par value; 213,831,388 shares authorized, 213,731,388 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	$267,160	$	$

Preferred stock warrant liabilities	153

Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value; no shares authorized, issued and outstanding, actual; shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	—
Common stock, $0.001 par value; 302,000,000 shares authorized, 24,027,741 shares issued and 23,863,548 shares outstanding, actual; shares authorized, shares issued and shares outstanding, pro forma; shares authorized, shares issued and shares outstanding, pro forma as adjusted	24
Additional paid-in capital	8,534
Accumulated other comprehensive income	34
Accumulated deficit	(74,119)

Total stockholders’ (deficit) equity	(65,527)

Total capitalization	$201,786	$	$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the amount of each of cash, cash equivalents and investments, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. An increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) each of cash, cash equivalents and investments, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by $ million, assuming that the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The number of shares in the table above excludes, as of March 31, 2021:

•	48,061,326 shares of our common stock issuable upon the exercise of outstanding stock options as of March 31, 2021, at a weighted-average exercise price of $0.66 per share;

•

100,000 shares of our common stock issuable upon the exercise of a warrant outstanding as of March 31, 2021, with an exercise price of $0.25 per share, which warrant is exercisable to purchase shares of our Series A convertible preferred stock and will automatically convert to a warrant to purchase an equivalent number of shares of our common stock upon the completion of this offering;

•	shares of our common stock issuable upon the exercise of outstanding stock options granted after March 31, 2021, at a weighted-average exercise price of $ per share;

•

                shares of our common stock reserved for future issuance under our 2021 Plan which will become effective upon the execution and delivery of the underwriting agreement for this offering (including up to                 shares of our common stock subject to outstanding awards issued under our 2016 equity incentive plan, as amended, or the 2016 Plan, which shares may be included in the reserve under the 2021 Plan); and

•	shares of our common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

If the underwriters’ option to purchase additional shares is exercised in full, pro forma as adjusted cash, cash equivalents and investments, additional paid-in capital and total stockholders’ (deficit) equity and number of shares of our common stock outstanding would be $                million, $                million, $                million and                , respectively.

Dilution

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of March 31, 2021, we had a historical net tangible book deficit of $(65.5) million, or $(2.73) per share of common stock. Our historical net tangible book deficit per share represents the amount of our total tangible assets less total liabilities and convertible preferred stock, divided by the total number of shares of our common stock issued and outstanding (including 164,193 shares of restricted common stock which are subject to a right of repurchase by us) as of March 31, 2021.

After giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock as of March 31, 2021 into 213,731,388 shares of our common stock and the related reclassification of the carrying value of the convertible preferred stock and warrant liability to permanent equity in connection with the completion of this offering, our pro forma net tangible book value as of March 31, 2021 is $                million, or $                per share of our common stock.

After giving further effect to the sale of                shares of our common stock that we are offering at the initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2021 is $                million, or approximately $                per share. This amount represents an immediate increase in pro forma net tangible book value of $                per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $                 per share to new investors participating in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution:

Assumed initial public offering price per share			$
Historical net tangible book deficit per share as of March 31, 2021, before giving effect to this offering		$(2.73)
Pro forma increase in historical net tangible book value per share attributable to conversion of all outstanding shares of convertible preferred stock

Pro forma net tangible book value per share as of March 31, 2021, before giving effect to this offering	$
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering			$

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $                , and dilution in pro forma net tangible book value per share to new investors by approximately $                , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

An increase of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by approximately $                and decrease the dilution to investors participating in this offering by approximately $                per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. Similarly, a decrease of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by approximately $                and increase the dilution to investors participating in this offering by approximately $                per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters fully exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value after this offering would be $                per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $                per share, and the immediate dilution per share to new investors would be $                per share, in each case assuming an initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus).

The following table summarizes on a pro forma as adjusted basis as of March 31, 2021, the number of shares of our common stock purchased or to be purchased from us, the total consideration paid or to be paid to us in cash and the average price per share paid by existing stockholders for shares issued prior to this offering and the price to be paid by new investors purchasing common stock in this offering. The calculation below is based on the assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus), before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, investors participating in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders before this offering			$		$
Investors participating in this offering

Total		100.0%	$	100.0%

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $                million, $                million and $                , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by investors participating in this offering, total consideration paid by all stockholders and the average price per share paid by all stockholders by approximately $                million, $                million and $                , respectively, assuming the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our common stock from us. If the underwriters’ option to purchase additional shares of our common stock is exercised in full, our existing stockholders would own    % and our new investors would own    % of the total number of shares of our common stock outstanding upon completion of this offering.

The foregoing tables and calculations exclude:

•	48,061,326 shares of our common stock issuable upon the exercise of outstanding stock options as of March 31, 2021, at a weighted-average exercise price of $0.66 per share;

•

100,000 shares of our common stock issuable upon the exercise of a warrant outstanding as of March 31, 2021, with an exercise price of $0.25 per share, which warrant is exercisable to purchase shares of our Series A convertible preferred stock and will automatically convert to a warrant to purchase an equivalent number of shares of our common stock upon the completion of this offering;

•	shares of our common stock issuable upon the exercise of outstanding stock options granted after March 31, 2021, at a weighted-average exercise price of $ per share;

•

                shares of our common stock reserved for future issuance under our 2021 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering (including up to                 shares of our common stock subject to outstanding awards issued under our 2016 equity incentive plan, as amended, or the 2016 Plan, which shares may be included in the reserve under the 2021 Plan), as well as any future increases in the number of shares of our common stock reserved for issuance under the 2021 Plan; and

•

                shares of our common stock reserved for future issuance under our ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering , as well as any future increases in the number of shares of our common stock reserved for issuance under the ESPP.

We may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent we issue additional shares of our common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and the other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those factors set forth in the “Risk factors” section of this prospectus, our actual results could differ materially from the results described in or implied by these forward-looking statements. You should carefully read the “Risk factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section titled “Special note regarding forward-looking statements.”

Overview

We are a biopharmaceutical company utilizing novel discovery technologies to unlock high value, traditionally undruggable targets with precision therapeutics for cancers and immune disorders. Despite advances in genomics, structural biology and high-throughput screening, about 90% of disease-causing proteins cannot be targeted by current therapies due to the lack of a known addressable binding site. Our proprietary chemoproteomic platform technology addresses the key limitations of conventional screening techniques and allows us to discover previously unknown, or cryptic, functional pockets on the surface of proteins and identify small molecules that selectively bind to those targets. To date, we have screened over 75,000 cysteine residues on approximately 12,500 proteins and elucidated over 800 novel pockets across 250 validated targets of interest. From these, we have identified covalent small molecules from our library that bind to over 100 unique pockets across over 80 priority targets. Leveraging our team’s chemistry and drug development expertise, we are advancing a deep and diversified pipeline of highly selective small molecule therapeutics targeting high value disease-causing proteins in oncology and immunology with our lead programs targeting two key transcription factors, NRF2 and STAT3, and a DNA damage response protein, WRN. We own the worldwide rights to our KEAP1-NRF2 axis targeted programs and are developing the STAT3 targeted programs in collaboration with BMS and the WRN targeted program in collaboration with Roche. We expect to advance multiple programs through preclinical studies, identify our first product candidate and submit our first IND to the FDA in 2022. We believe our novel, industrial scale chemoproteomic platform provides us with an opportunity to remove boundaries of druggability and develop therapies for patients with critical unmet medical needs across multiple therapeutic areas.

To date, we have devoted substantially all of our resources to organizing and staffing our company, research and development activities, business planning, raising capital, building and protecting our intellectual property portfolio and general and administrative support for these operations. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations primarily from $230.0 million in proceeds received under collaboration and research agreements with BMS and Roche, and approximately $267.8 million in gross proceeds received from the issuance and sale of shares of our convertible preferred stock. As of March 31, 2021, we had cash, cash equivalents and investments of $333.9 million.

We have incurred net losses since our inception. Our net losses were $17.4 million and $25.5 million for the years ended December 31, 2019 and 2020, respectively, and $6.2 million and $6.0 million for the three months ended March 31, 2020 and 2021, respectively. As of March 31, 2021, we had an accumulated deficit of $74.1 million. Our net losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our preclinical studies and our expenditures on other research and development activities.

We expect our expenses and operating losses will increase substantially as we:

•	continue to advance our proprietary chemoproteomic platform technology and expand our covalent chemistry-based library;

•	continue preclinical development of our KEAP1-NRF2 axis targeted programs, the STAT3 targeted programs and the WRN targeted program;

•	continue to expand our pipeline of our future product candidates;

•	commence clinical development of our future product candidates;

•	enter advanced clinical development and scale up external manufacturing capabilities to supply clinical trials;

•	acquire and license technologies aligned with our proprietary chemoproteomic platform technology;

•	seek regulatory approval of our future product candidates that successfully complete clinical development;

•	establish a sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any products for which we may obtain marketing approval;

•	continue to expand, maintain and protect our intellectual property portfolio; and

•	hire additional clinical, regulatory, manufacturing, quality assurance, scientific, legal, accounting and general and administrative employees to support operating as a public company.

Furthermore, following the completion of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, insurance, investor relations and other administrative and professional services expenses that we did not incur as a private company.

We do not expect to generate any revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for one or more future product candidates, which we expect will take several years, if ever. Until such time, if ever, we expect to finance our operations through a combination of equity offerings, debt financings and collaborations and other similar arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements when needed would have a negative impact on our financial condition and could force us to delay, reduce or terminate our research and development programs or other operations, or grant rights to develop and market our future product candidates that we would otherwise prefer to develop and market ourselves.

Based on our current operating plan, we believe that our existing cash, cash equivalents and investments, together with the estimated net proceeds from this offering, will be sufficient to meet our anticipated cash requirements through                 . See “—Liquidity and capital resources.”

COVID-19 pandemic

In response to the ongoing COVID-19 pandemic, we have initiated and may take additional temporary precautionary measures intended to help ensure our employees’ well-being and minimize business disruption. For the safety of our employees and their families, we closed our executive offices, with our administrative employees working remotely from outside of our offices, and limited the number of staff in our research and development functions, including our laboratory. We also established a cross-functional task force and implemented business continuity plans designed to address and mitigate the impact of the ongoing COVID-19 pandemic on our business. Certain of our third-party service providers have also experienced shutdowns or other business disruptions although we have not experienced a material impact on our operations as a result. We are continuing to assess the impact of the COVID-19 pandemic on our current and future business and operations, as well as on our industry and the healthcare system. Potential disruptions to our preclinical development efforts include, but are not limited to:

•

delays or disruptions in preclinical experiments and IND-enabling studies due to restrictions of on-site staff, limited or no access to animal facilities, and unforeseen circumstances at CROs and other vendors;

•

limitations on employee or other resources that would otherwise be focused on the conduct of our preclinical work and any clinical trials we subsequently commence, including because of sickness of employees or their families, the desire of employees to avoid travel or contact with large groups of people, an increased reliance on working from home, school closures, or mass transit disruptions;

•

delays in necessary interactions with regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government or contractor personnel; and

•	limitations in maintaining our corporate culture that facilitates the transfer of institutional knowledge within our organization and fosters innovation, teamwork and a focus on execution.

The extent to which the pandemic may affect our preclinical studies, clinical trials, business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted at this time, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and actions to contain the outbreak or treat its impact, such as social distancing and quarantines or lock-downs in the United States and other countries, business closures, or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease. Additionally, we are unable to predict if a different pandemic could have similar or different impacts on our business, financial condition or share price.

Collaboration agreements

Master research and collaboration agreement with the Bristol-Myers Squibb Company

On March 1, 2018, we entered into a master research and collaboration agreement, or the BMS Agreement, with Celgene Corporation, now BMS, to leverage our platform to screen for drug candidates against a select number of prespecified oncology, immunology and neurodegenerative therapeutic targets. The number of targets that could be covered by the BMS Agreement is in the low teens.

Under the BMS Agreement, we are responsible for discovery and preclinical research, the costs of which are borne by us prior to BMS opt-in. The initial term of the discovery and preclinical portion of the collaboration is four years, with the opportunity for BMS to extend for another two years for an additional payment. BMS has certain exclusive options to enter into a separate development and commercialization agreement with us, exercisable on a collaboration target-by-collaboration target basis at the time of IND application acceptance for the first program against such collaboration target.

In consideration for the discovery work and exclusive licenses granted to BMS under the BMS Agreement, BMS made a one-time upfront payment to us consisting of a non-refundable, $95.0 million cash payment. For STAT3, if BMS exercises its option at the time of IND application acceptance, we would enter into an agreement with BMS to co-develop and co-commercialize globally and share equally all global development costs and global profits and losses, and we would be the lead party with respect to developing and commercializing all resulting products against that collaboration target in the United States, including booking sales in the United States.

BMS would be the lead party with respect to developing and commercializing all resulting products against that collaboration target in the rest of the world. For other programs where BMS exercises its option at the time of IND application acceptance, we would grant an exclusive, worldwide license to BMS, including for the first such program, or we would enter into an agreement for the parties to co-develop and co-commercialize in the United States, with the parties sharing equally U.S. development costs and U.S. profits and losses and BMS having an exclusive license in the rest of the world, or an agreement for the parties to co-develop and co-commercialize globally and share equally all global development costs and global profits and losses. We may opt out of cost and profit and loss sharing, in which case BMS would lead development and commercialization and we would receive a royalty on worldwide sales.

In addition to the upfront payment, we are eligible to receive, upon the first achievement of certain opt-in, clinical, regulatory and sales milestones for each licensed product under the target programs, up to an aggregate of (i) $367.5 million for programs for which we grant an exclusive worldwide license to BMS, (ii) $180.0 million for programs for which parties share equally U.S. development costs and U.S. profits and losses and BMS has an exclusive license in the rest of the world, and (iii) $100.0 million for programs for which the parties co-develop and co-commercialize globally and share equally all global development costs and global profits and losses. We are also eligible to receive up to an aggregate of $367.5 million upon the first achievement of certain opt-in, clinical, regulatory and sales milestones for each licensed product under additional programs outside of the target programs. Except to the extent of profit and loss sharing in the United States or globally, we are also eligible to receive, on a product-by-product basis, tiered royalties in the mid-single digit to low teens percentage range on annual net sales of any commercial products that may result from the collaboration, subject to certain customary reductions.

Concurrently with the execution of the BMS Agreement, BMS purchased 6,550,000 shares of our Series A-3 convertible preferred stock at a price of $0.90 per share, resulting in gross proceeds to us of approximately $5.9 million.

We recognized collaboration revenue from the BMS Agreement of $23.8 million and $18.8 million during the years ended December 31, 2019 and 2020, respectively, and $6.2 million and $5.8 million for the three months ended March 31, 2020 and 2021, respectively. As of March 31, 2021, there was $26.9 million of deferred revenue related to payments received by us under the BMS Agreement.

Collaboration, option and license agreement with F. Hoffmann La Roche Ltd. and Hoffmann-La Roche Inc.

On April 3, 2020, we entered into a worldwide collaboration, option and license agreement, or the Roche Agreement, with Roche to leverage our platform to discover, research and develop small molecules for a select number of prespecified oncology and immunology therapeutic targets. The number of targets that could be covered by the Roche Agreement is in the low twenties. Subject to certain limitations, Roche may elect to replace the initial targets with other therapeutic targets to the extent available.

Under the Roche Agreement, we are responsible for discovery and preclinical research, the costs of which will be borne by us prior to prespecified opt-in points. The term for the discovery and preclinical activities is 39 months, with the Roche Agreement continuing on a program-by-program basis where Roche has exercised certain options. Pursuant to the Roche Agreement, we granted to Roche certain options, exercisable on a collaboration target-by-collaboration target basis only after prespecified preclinical milestones have been reached. For programs where Roche exercises their option prior to lead optimization, we will grant to Roche a worldwide exclusive license to develop, manufacture and commercialize compounds against the collaboration target.

For other programs for which we continue preclinical development activities with respect to a collaboration target, Roche may opt-in at the next preclinical development milestone. For a subset of those collaboration targets for which Roche has opted in at this stage, we have an exclusive option, or the Vividion Option, exercisable, at our sole discretion and with no additional payment to Roche, that includes the right for us to conduct clinical development through a predefined clinical proof of concept stage. In such case, we and Roche will share equally costs from the time of Roche’s opt-in through completion of the clinical proof of concept study. For any program where Roche exercises its option and either there is not a Vividion Option on that program or we do not exercise the Vividion Option on that program, we will grant to Roche a worldwide exclusive license to develop, manufacture and commercialize compounds against the collaboration target.

Further, for such programs where we exercised the Vividion Option, upon completion of a clinical proof of concept study, Roche may opt-in to obtain a worldwide exclusive license to develop, manufacture and commercialize products against the collaboration target in such program. If Roche has opted in at this stage, we have an exclusive option with respect to the first product in such program, or the Vividion Sharing Option, exercisable at our sole discretion, that includes the right to (i) fund a portion of global development costs for products directed against such collaboration target in the applicable field of use and (ii) share equally in the net profits and net losses of commercializing products directed against such collaboration target in the applicable field of use in the United States.

In consideration for the discovery work and exclusive licenses granted to Roche under the Roche Agreement, Roche made a one-time non-refundable upfront cash payment to us of $135.0 million. In addition to the upfront payment, we are eligible to receive, upon the first achievement of certain opt-in, preclinical, clinical, regulatory and sales milestones, up to an aggregate of (i) $283.0 million for each program for which Roche exercises its option prior to lead optimization and we do not exercise the Vividion Option, (ii) $502.0 million for which Roche exercises its option at the next preclinical development milestone and we do not exercise the Vividion Option, (iii) $446.0 million for each program for which Roche exercises its option after clinical proof of concept and we do not exercise the Vividion Sharing Option or we exercise the Vividion Sharing Option but, prior to the dosing of the last patient in the last clinical trial of such program, opt not to share U.S. net profits and net losses, (iv) $137.5 million for each program for which we exercise the Vividion Sharing Option, and (v) $436.0 million for each program for which we exercise the Vividion Sharing Option but, after the dosing of the last patient in the last clinical trial of such program, opt not to share U.S. net profits and net losses.

On May 31, 2021, in accordance with the Roche Agreement, we received notification from Roche that it had selected a collaboration target, our WRN inhibitor, as a nominated program based on our achievement of a prespecified preclinical milestone. Pursuant to the terms of the Roche Agreement, Roche is obligated to pay a non-refundable program nomination fee of $12.5 million to us.

In addition, we are eligible to receive tiered royalties ranging from mid-single digit to mid-teen percentages on annual net sales of any commercial products that may result from the collaboration, except for those where Roche opts in after clinical proof of concept and the Vividion Sharing Option is not exercised or we exercise the Vividion Sharing Option but opts out of sharing U.S. net profits and losses, for which we are eligible to receive tiered royalties in the low teens to high teens percentage range, subject to certain customary reductions and excluding sales in the United States of any products for which we exercise our Vividion Sharing Option, for which we share equally in net profits and net losses.

We recognized collaboration revenue from the Roche Agreement of $15.6 million during the year ended December 31, 2020, and $0 and $9.1 million for the three months ended March 31, 2020 and 2021, respectively. As of March 31, 2021, there was $110.2 million of deferred revenue related to payments received by us under the Roche Agreement.

Results of operations overview

Collaboration revenue

We have no products approved for commercial sale and have not generated any revenue and do not expect to generate any revenue from the sale of products in the foreseeable future.

Our revenue to date has been generated from payments received pursuant to the BMS Agreement and the Roche Agreement. Collaboration revenue consists of revenue received from non-refundable upfront payments received from our collaborators and has been recognized using a cost-based input method under Topic 606, Revenue from Contracts with Customers. We expect to continue recognizing revenue from upfront payments related to our collaboration agreements using the cost-based input method in the foreseeable future.

In addition to receiving upfront payments, we may also be entitled to opt-in fees, milestones and other contingent payments upon achieving predefined objectives. If such additional consideration is considered probable of being reached, and if it is probable that a significant revenue reversal would not occur, the associated amount would also be included in the transaction price.

We expect that our revenue for the next several years will be derived primarily from our current collaboration agreements and any additional collaborations that we may enter into in the future. We have not received any royalties under any of our existing collaboration agreements. We expect that any collaboration revenue we generate from our current collaboration and license agreements, and from any future collaboration partners, will fluctuate in the future as a result of the timing and amount of upfront, milestones and other collaboration agreement payments and other factors. If we fail to complete preclinical and clinical development of our future product candidates or obtain regulatory approval for them, our ability to generate future revenue, and our results of operations and financial position, would be adversely affected.

Research and development expenses

Research and development expenses have consisted primarily of direct and indirect costs incurred in connection with our discovery efforts, and the preclinical and formulation development of our future product candidates. In the future, we expect a substantial portion of our research and development expenses will relate to the clinical development and manufacturing of our future product candidates. Research and development expenses are recognized as incurred and payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received.

Direct research and development costs include:

•	external research and development expenses incurred under agreements with CROs, consultants and other vendors that conduct our preclinical and discovery activities;

•	expenses related to manufacturing our future product candidates for preclinical studies;

•	laboratory supplies; and

•	license fees.

Indirect research and development costs include:

•	employee-related expenses, consisting of employee salaries, related benefits and stock-based compensation charges for those employees involved in research and development efforts; and

•	depreciation of research and development equipment, allocated overhead, facilities-related and other indirect expenses.

A significant portion of our research and development expenses have been direct costs, which we track by stage of development, preclinical or in the future for clinical costs. However, we do not track our internal research and development expenses on a program-specific basis, unless specific to our collaborations with BMS and Roche, because these costs are deployed across multiple projects and, as such, are not separately classified.

We expect our research and development expenses to increase substantially for the foreseeable future as we continue to invest in research and development activities to advance our future product candidates into and through our preclinical studies and clinical trials, pursue regulatory approval of our future product candidates and expand our future product candidate pipeline. As of the date of this prospectus, we cannot reasonably determine with certainty the timing of initiation, the duration or the completion costs of current or future preclinical studies and clinical programs of our future product candidates due to the inherently unpredictable nature of preclinical and clinical development. Preclinical and clinical development timelines, the probability of success and development costs can differ materially from expectations. We anticipate that we will make determinations as to which future product candidates to pursue and how much funding to direct to each such product candidate on an ongoing basis in response to the results of ongoing and future preclinical studies and clinical trials, regulatory developments and our ongoing assessments as to each product candidate’s commercial potential. We will need to raise substantial additional capital in the future. In addition, we cannot forecast which future product candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

We anticipate that our expenses may vary significantly and increase substantially if and as we:

•	continue to advance our proprietary chemoproteomic platform and covalent library;

•

initiate and continue research and preclinical and clinical development of our future product candidates, including our KEAP1-NRF2 target axis programs, STAT3 targeted programs and WRN targeted program;

•	utilize our platform to seek to identify additional future product candidates;

•	pursue regulatory approvals for any of our future product candidates that successfully complete clinical trials, if any;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	establish agreements with CROs, and CMOs, in connection with our preclinical studies and clinical trials;

•	require the manufacture of larger quantities of our future product candidates for clinical development and potentially commercialization;

•	maintain, expand and protect our intellectual property portfolio;

•	acquire or in-license other drugs and technologies;

•	hire and retain additional clinical, quality control and scientific personnel; and

•

commence operating as a public company, which will require us to add operational, financial and management information systems and personnel, including personnel to support our drug development, any future commercialization efforts and our transition to a public company.

In addition, if we obtain marketing approval for any of our lead future product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution.

As a result, we will need additional financing to support our continuing operations. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity or debt financings or other sources, which may include collaborations with third parties. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our future product candidates.

Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate revenue from product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As of March 31, 2021, we had cash, cash equivalents and investments of $333.9 million. Based on our current operating plan, we believe that our existing cash, cash equivalents and investments, together with the estimated net proceeds from this offering, will be sufficient to meet our anticipated cash requirements through                 . We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “—Liquidity and capital resources.”

General and administrative expenses

General and administrative expenses consist primarily of salaries and other employee-related costs, including stock-based compensation, for personnel in executive, finance, corporate and business development and other administrative functions. General and administrative expenses also include legal fees relating to intellectual property and corporate matters, professional fees for accounting, auditing, tax and consulting services, insurance costs, travel expenses and facility-related expenses, which include depreciation expenses and allocated expenses for rent and maintenance of facilities and other costs.

We expect that our general and administrative expenses will increase substantially in the future as we continue to increase our personnel headcount to support our operations generally as we increase our research and development activities related to the potential advancement of our future product candidates. We also expect to incur increased expenses associated with operating as a public company, including expenses related to accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing rules and SEC requirements, director and officer insurance costs, board of director fees, and investor relations and public relations costs.

Total other income

Total other income consists primarily of interest income from our cash, cash equivalents and investments, interest expense under our loan and security agreement and changes in the fair value of our warrant liability. We anticipate that our interest income will fluctuate in the future based on our investment balances and interest rates.

Provision (benefit) for income taxes

The provision for income taxes primarily consists of federal current income tax which cannot be fully offset by available net operating losses and credits for the three months ended March 31, 2021. The benefit for income taxes for the year ended December 31, 2020 consists of a discrete tax benefit from the carryback of a portion of our net operating loss, or NOL, to claim a refund of the taxes paid for the year ended December 31, 2019 and other reductions, as allowed by the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act. We have generated tax attributes since inception and have established a full valuation allowance against our deferred tax assets due to the uncertainty surrounding the realization of such assets.

Results of operations

Comparison of the three months ended March 31, 2020 and 2021

The following table summarizes our results of operations for the three months ended March 31, 2020 and 2021 (in thousands):

	Three Months Ended March 31,
	2020	2021	Change
	(unaudited)
Collaboration revenue	$6,161	$14,941	$8,780

Operating expenses:
Research and development	11,321	17,514	6,193
General and administrative	2,106	3,459	1,353

Total operating expenses	13,427	20,973	7,546

Loss from operations	(7,266)	(6,032)	1,234

Other income (expense):
Interest and other income, net	657	84	(573)
Interest expense	(11)	(2)	9

Total other income	646	82	(564)

Loss before income taxes	(6,620)	(5,950)	670
Income tax expense (benefit)	(441)	82	523

Net loss	$(6,179)	$(6,032)	$147

Collaboration revenue

Collaboration revenue for the three months ended March 31, 2020 and 2021 was $6.2 million and $14.9 million, respectively, and is related to work performed pursuant to the BMS Agreement, which was entered into in 2018, and the Roche Agreement, which was entered into in April 2020. The increase of $8.8 million in collaboration revenue was primarily attributed to the revenue recognition of $9.1 million in the three months ended March 31, 2021 related to the Roche Agreement, with no corresponding revenue in the three months ended March 31, 2020.

Research and development expenses

Our research and development expenses for the three months ended March 31, 2020 and 2021 are summarized as follows (in thousands):

	Three Months Ended March 31,
	2020	2021	Change
	(unaudited)
Employee-related expenses	$3,654	$4,832	$1,178
Preclinical studies and contract research	3,784	6,747	2,963
Laboratory supplies and other costs	2,207	3,649	1,442
Research funding agreements	319	180	(139)
Depreciation of laboratory equipment	597	792	195
Facilities and other allocated expenses	760	1,314	554

Total research and development expenses	$11,321	$17,514	$6,193

Research and development expenses were $11.3 million and $17.5 million for the three months ended March 31, 2020 and 2021, respectively. The increase of $6.2 million was primarily due to an increase of $3.0 million in preclinical studies and contract research costs and an increase of $1.4 million in laboratory supplies and other costs because of an increased number of discovery programs. There was also a $1.2 million increase in employee-related expenses as we expanded the number of research and development employees to support our programs, including an additional $0.2 million of non-cash stock-based compensation expense. In addition, there was $0.6 million related to increased facilities and other allocated expenses.

General and administrative expenses

General and administrative expenses were $2.1 million and $3.5 million for the three months ended March 31, 2020 and 2021, respectively. The increase of $1.4 million was due primarily to $1.1 million of increased employee-related expenses, including an additional $1.0 million of non-cash stock-based compensation expenses. Further we incurred $0.2 million in increased professional fees, which were primarily outside consultant costs.

Total other income

Total other income was $0.6 million and $0.1 million for the three months ended March 31, 2020 and 2021, respectively. The decrease of $0.5 million was due primarily to a decrease in interest income earned on our cash, cash equivalents and investment balances during 2021.

Income tax expense (benefit)

We maintain a full valuation allowance against our net deferred tax assets as of March 31, 2020 and 2021 as management cannot conclude that these future benefits will be realized. The benefit for income taxes was $0.4 million during the three months ended March 31, 2020 and was related to a discrete tax benefit, which consists of carryback claims and other reductions to prior year current income tax as a result of the CARES Act that was enacted on March 27, 2020 in response to the COVID-19 pandemic. Income tax expense was $0.1 million for the three months ended March 31, 2021 and primarily consists of federal current income tax which cannot be fully offset by available net operating losses and credits.

Comparison of the years ended December 31, 2019 and 2020

The following table summarizes our results of operations for the years ended December 31, 2019 and 2020 (in thousands):

	Years Ended December 31,
	2019	2020	Change
Collaboration revenue	$23,750	$34,393	$10,643

Operating expenses:
Research and development	37,998	52,209	14,211
General and administrative	5,820	9,704	3,884

Total operating expenses	43,818	61,913	18,095

Loss from operations	(20,068)	(27,520)	(7,452)

Other income (expense):
Interest and other income, net	3,171	1,652	(1,519)

	Years Ended December 31,
	2019	2020	Change
Interest expense	(102)	(29)	73

Total other income	3,069	1,623	(1,446)

Loss before income taxes	(16,999)	(25,897)	(8,898)
Income tax expense (benefit)	441	(441)	882

Net loss	$(17,440)	$(25,456)	$(8,016)

Collaboration revenue

Collaboration revenue for the years ended December 31, 2019 and 2020 was $23.8 million and $34.4 million, respectively, and is related to work performed pursuant to the BMS Agreement, which was entered into in 2018, and the Roche Agreement, which was entered into during 2020. The increase of $10.6 million in collaboration revenue was attributed to a full year of revenue recognition related to the BMS Agreement and nine months of revenue recognition related to the Roche Agreement in 2020, compared to a full year of revenue recognition related to the BMS Agreement during the year ended December 31, 2019. In the fourth quarter of 2020, based on the facts and circumstances available to management, we updated our estimate of the total effort we expect to expend to satisfy our performance obligation under the BMS Agreement. As a result, we recorded a cumulative catch-up adjustment of $4.9 million to decrease revenue for the three months ended December 31, 2020.

Research and development expenses

Our research and development expenses for the years ended December 31, 2019 and 2020 are summarized as follows (in thousands):

	Years Ended December 31,
	2019	2020	Change
Employee-related expenses	$10,871	$15,057	$4,186
Preclinical studies and contract research	12,218	20,163	7,945
Laboratory supplies and other costs	8,649	9,571	922
Research funding agreements	1,390	940	(450)
Depreciation of laboratory equipment	2,059	2,651	592
Facilities and other allocated expenses	2,811	3,827	1,016

Total research and development expenses	$37,998	$52,209	$14,211

Research and development expenses were $38.0 million and $52.2 million for the years ended December 31, 2019 and 2020, respectively. The increase of $14.2 million was primarily due to an increase of $7.9 million in preclinical studies and contract research costs because of an increased number of discovery programs. There was also a $4.2 million increase in employee-related expenses as we expanded the number of research and development employees to support our programs, including an additional $0.3 million of non-cash stock-based compensation expense. In addition, there was $1.0 million related to increased facilities and other allocated expenses.

General and administrative expenses

General and administrative expenses were $5.8 million and $9.7 million for the years ended December 31, 2019 and 2020, respectively. The increase of $3.9 million was due primarily to additional employee-related expenses in 2020 as compared to 2019, as we expanded the number of employees to support our organization, including an additional $2.3 million of non-cash stock-based compensation expenses. Further, we incurred increased professional fees for legal and accounting services in 2020 as compared to 2019.

Total other income

Total other income was $3.1 million and $1.6 million for the years ended December 31, 2019 and 2020, respectively. The decrease of $1.4 million was due primarily to a decrease of $1.5 million in interest income earned on our cash, cash equivalents and investment balances during 2020.

Income tax expense (benefit)

Income tax expense was $0.4 million for the year ended December 31, 2019. The benefit for income taxes was $0.4 million during for the year ended December 31, 2020 and was related to a discrete tax benefit, which consists of carryback claims and other reductions to prior year current income tax as a result of the CARES Act that was enacted on March 27, 2020 in response to the COVID-19 pandemic.

Unaudited pro forma information

Immediately prior to the completion of this offering, all outstanding shares of our convertible preferred stock will convert into shares of our common stock, assuming the sale of shares in this offering at the assumed public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus. The unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2020 and the three months ended March 31, 2021 were computed using the weighted-average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of convertible preferred stock into shares of common stock, as if such conversion had occurred at the beginning of the period, or their issuance dates if later. Pro forma net loss per share does not include the shares expected to be sold in this offering.

The following table sets forth the computation of the unaudited pro forma basic and diluted net loss per share of common stock for the periods presented (in thousands, except share and per share amounts):

	Year Ended December 31, 2020	Three Months Ended March 31, 2021

Numerator:
Net loss per share attributable to common stockholders, basic and diluted	$(25,456)	$(6,032)

Denominator:
Weighted-average common shares outstanding	18,810,568	22,084,696
Weighted-average convertible preferred stock outstanding	149,445,667	179,445,670

Pro forma weighted-average shares outstanding, basic and diluted	168,256,235	201,530,366

Pro forma net loss per share, basic and diluted	$(0.15)	$(0.03)

Liquidity and capital resources

Sources of liquidity

Since our inception, we have not generated any revenue from product sales and have incurred significant operating losses. We have not yet commercialized any products and we do not expect to generate revenue from sales of any future product candidates for the foreseeable future. To date, we have financed our operations primarily through private placements of our convertible preferred stock and collaboration arrangements. We have devoted substantially all of our resources to organizing and staffing our company, research and development activities, business planning, raising capital, building and protecting our intellectual property portfolio and general and administrative support for these operations. We have funded our operations to date primarily from $230.0 million in proceeds received under collaboration and research agreements with BMS and Roche, and approximately $267.8 million in gross proceeds received from the issuance and sale of shares of our convertible preferred stock. As of March 31, 2021, we had cash, cash equivalents and investments of $333.9 million.

Cash flows

The following table sets forth a summary of our sources and uses of cash for each of the periods presented (in thousands):

	Years Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
Net cash provided by (used in):
Operating activities	$(38,055)	$81,407	$(13,270)	$(16,321)
Investing activities	(34,219)	(83,442)	9,886	25,146
Financing activities	80,861	(238)	(119)	135,056

Net increase (decrease) in cash and cash equivalents	$8,587	$(2,273)	$(3,503)	$143,881

Operating activities

Net cash used in operating activities was $13.3 million and $16.3 million for the three months ended March 31, 2020 and 2021, respectively. The net cash used in operating activities during the three months ended March 31, 2020 was primarily due to our net loss of $6.2 million, adjusted for $1.3 million of non-cash charges and a $8.4 million change in operating assets and liabilities, principally driven by a $6.2 million change in deferred revenue. Net cash used in operating activities during the three months ended March 31, 2021 was primarily due to our net loss of $6.0 million, adjusted for $3.2 million of non-cash charges and a $13.5 million change in operating assets and liabilities, principally driven by a $14.9 million change in deferred revenue.

Net cash used in operating activities was $38.1 million for the year ended December 31, 2019 and net cash provided by operating activities was $81.4 million for the year ended December 31, 2020. The net cash used in operating activities during the year ended December 31, 2019 was primarily due to our net loss of $17.4 million, adjusted for $2.0 million of non-cash charges and a $22.6 million change in operating assets and liabilities, principally driven by a $23.8 million change in deferred revenue. Net cash provided by operating activities during the year ended December 31, 2020 was primarily due to our net loss of $25.5 million, adjusted for $8.6 million of non-cash charges and a $98.3 million change in operating assets and liabilities, principally driven by a $100.6 million change in deferred revenue, primarily as a result of the Roche Agreement, which we entered into during 2020.

Investing activities

Net cash provided by investing activities of $9.9 million for the three months ended March 31, 2020 was due primarily to the maturity of $25.0 million of investments, offset by purchases of $14.7 million of these investments, and the purchase of $0.5 million of property and equipment. Net cash provided by investing activities of $25.1 million for the three months ended March 31, 2021 was due primarily to the maturity of $50.3 million of investments, offset by purchases of $24.5 million of these investments, and the purchase of $0.6 million of property and equipment.

Net cash used in investing activities of $34.2 million for the year ended December 31, 2019 was due primarily to the purchase of $146.5 million of investments, offset by maturities totaling $115.0 million of these investments, and the purchase of $2.7 million of property and equipment. Net cash used in investing activities of $83.4 million for the year ended December 31, 2020 was due primarily to the purchase of $224.8 million of investments, offset by maturities totaling $145.5 million of these investments and the purchase of $4.1 million of property and equipment.

Financing activities

Net cash used in financing activities was $0.1 million for the three months ended March 31, 2020 and net cash provided by financing activities was $135.1 million for the three months ended March 31, 2021. Net cash used in financing activities for the three months ended March 31, 2020 was primarily due to payments on finance lease obligations. Net cash provided by financing activites for the three months ended March 31, 2021 was primarily due to $134.7 million of net proceeds from the sale of our Series C convertible preferred stock and $0.5 million of proceeds from the issuance of shares of our common stock, partially offset by payments on finance lease obligations.

Net cash provided by financing activities was $80.9 million for the year ended December 31, 2019 and net cash used in financing activities was $0.2 million for the year ended December 31, 2020. Net cash provided by financing activities for the year ended December 31, 2019 was primarily due to $81.8 million of net proceeds from the sale of our Series B convertible preferred stock. Net cash used in financing activities for the year ended December 31, 2020 was due to payments on finance lease obligations of $0.4 million, partially offset by proceeds from the issuance of shares of our common stock.

Future funding requirements

Based on our current operating plan, we believe that our existing cash, cash equivalents and investments, together with the estimated net proceeds from this offering, will be sufficient to meet our anticipated cash requirements through                 . However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could expend our capital resources sooner than we expect. Additionally, the process of testing product candidates in clinical trials is costly, and the timing of progress and expenses in these trials is uncertain.

Our future capital requirements will depend on many factors, including:

•

the scope, progress, results and costs of drug discovery, preclinical development, laboratory testing and planned clinical trials for our future product candidates, including additional expenses attributable to adjusting our development plans (including any supply-related matters) in response to the COVID-19 pandemic;

•	the scope, prioritization and number of our research and development programs;

•	the costs, timing and outcome of regulatory review of our future product candidates;

•	our ability to establish and maintain additional collaborations on favorable terms, if at all;

•	the achievement of milestones or occurrence of other developments that trigger payments under any existing or additional collaboration agreements we obtain;

•	the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under future collaboration agreements, if any;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the extent to which we acquire or in-license other future product candidates and technologies;

•	the emergence of competing therapies for oncology and immunology diseases and other adverse market developments;

•	the costs of securing manufacturing arrangements for commercial production; and

•	the costs of establishing or contracting for sales and marketing capabilities if we obtain regulatory clearances to market our future product candidates.

Until such time, if ever, as we can generate substantial revenue from product sales to support our cost structure, we expect to finance our cash needs through public and private equity offerings, debt financings or other capital sources which may include strategic collaborations, licensing arrangements or other similar arrangements with third parties. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through strategic collaborations, or other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or our future product candidates or grant licenses on terms that may not be favorable to us and/or may reduce the value of our common stock. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market our future product candidates even if we would otherwise prefer to develop and market such product candidates ourselves. Our ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic or otherwise. Because of the numerous risks and uncertainties associated with product development, we cannot predict the timing or amount of increased expenses and cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.

Contractual obligations and commitments

In September 2020, we amended our current lease for our headquarters and laboratory space in San Diego, California to extend the lease term to November 30, 2031. Average monthly lease payments for 2021 related to these premises are approximately $105,000 per month and are subject to annual rent increases of 3%. In addition, in September 2020, we expanded the lease to include a second facility through November 30, 2031, which we expect to occupy in December 2021. Our monthly lease payment on the delivery date of this facility will be approximately $222,000 per month, of which 50% will be abated for the first 12 months, assuming we are not in default under the terms of the lease, and are subject to annual rent increases of 3%.

Additionally, we lease laboratory equipment under a finance lease which requires monthly payments of approximately $24,000 through June 30, 2021.

Under our license agreement with TSRI, we have payment obligations up to an aggregate of $1.9 million per product that are contingent upon future events such as our achievement of specified development, regulatory and commercial milestones and are required to make development milestone payments and royalty payments in connection with sublicensing revenue and the sale of products developed under that agreement. As of December 31, 2020, we were unable to estimate the timing or likelihood of achieving the milestones or making future product sales. For additional information regarding the TSRI License, including our payment obligations thereunder, see the subsection titled “Business—Key intellectual property agreements—License agreement with TSRI” and Note 8 to our financial statements included elsewhere in this prospectus.

In operating our business, we also enter into contracts and agreements that require capital resources. For example, we enter into contracts in the normal course of business with vendors for preclinical studies, research supplies, manufacturing development activities and other services and products for operating purposes. These contracts generally provide for termination after a notice period.

Critical accounting policies and significant judgments and estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of our financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue, costs and expenses and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events, and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions, including those related to revenue recognition, accrued expenses and stock-based compensation on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations and financial condition, including expenses and research and development costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain or treat COVID-19, as well as the economic impact on local, regional, national and international markets. We have made estimates of the impact of COVID-19 within our financial statements and there may be changes to those estimates in future periods. Actual results could differ from our estimates.

While our significant accounting policies and estimates are described in more detail in Note 2 to our financial statements included elsewhere in this prospectus, we believe the following accounting policies and estimates to be most critical to the judgements and estimates used in the preparation of our financial statements.

Revenue recognition

To date, all of our revenue has been generated from the BMS Agreement and Roche Agreement. For all periods presented, we accounted for revenue under Accounting Standards Codification, or ASC, Topic 606, Revenue from Contracts with Customers, or Topic 606. Under Topic 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

We apply the five-step model to contracts when it is probable that we will collect the consideration that we are entitled to in exchange for the goods or services we transfer to the customer. At contract inception, once the contract is determined to be within the scope of Topic 606, we assess the goods or services promised within each contract and determine those that are performance obligations and assess whether each promised good or service is distinct. Our collaboration arrangements may include (i) research and development services, (ii) options to obtain licenses to intellectual property, (iii) participation on joint research or joint development committees, and/or (iv) options to enter into co-development agreements. Payments we may receive under these arrangements typically include one or more of the following: non-refundable upfront fees, fees for opt-in rights, license fees, amounts due upon the achievement of specified milestones, or royalties on future product sales.

Collaboration agreements typically contain multiple elements, or performance obligations, including research and development services, technology licenses or options to obtain technology licenses. Our assessment of what constitutes a separate performance obligation requires us to apply judgement. Specifically, we have to identify which goods and services we are required to provide under the contract are distinct. For each of our collaboration agreements with BMS and Roche, we have identified one performance obligation at the inception of the contract since the delivered elements are either not capable of being distinct or are not distinct within the context of the contract. We concluded that the customers’ options to obtain a development, manufacturing and commercialization license for each collaboration target and to extend the initial research term do not represent material rights and are not considered performance obligations because they do not contain a significant and incremental discount. Accordingly, the initial transaction price is allocated to the single performance obligation where we recognize revenue under the cost-based input method over the initial research terms. Using the cost-based input method, we recognize revenue based on actual costs incurred as a percentage of total estimated costs as we complete our performance obligations. Any cumulative effect of revisions to estimated costs to complete our performance obligations is recorded in the period in which changes are identified and amounts can be reasonably estimated. This approach requires us to use significant judgement and make estimates of future expenditures. If our estimates or judgements change over the course of the collaboration, they may affect the timing and amount of revenue that it recognizes in the current and future periods.

The transaction price for a contract represents the amount to which we are entitled in exchange for providing goods and services to the customer. The transaction price does not include amounts subject to uncertainties unless it is probable that there will be no significant reversal of revenue when the uncertainty is resolved. Apart from the upfront license payment, all other fees we may earn under our collaborative agreements are subject to significant uncertainties of product development. The transaction price of an agreement is allocated to each performance obligation on a relative stand-alone selling price basis, for which we recognize revenue as or when the performance obligations under the contract are satisfied. For performance obligations satisfied over time, we assess the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, upfront fees, as described above.

The upfront payments and fees received prior to satisfying the relevant revenue recognition criteria are recorded as deferred revenue in the balance sheet and recognized as revenue when the related revenue recognition criteria are met.

Accrued research and development expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated costs incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us in arrears for services performed on a predetermined schedule or when contractual milestones are met; however, some require advanced payments. We make estimates of our accrued expenses as of each balance sheet date based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. The significant estimates in our accrued research and development expenses include the costs incurred for services performed by our vendors in connection with research and development activities for which we have not yet been invoiced. Since our inception, we have not experienced any material differences between accrued or prepaid costs and actual costs.

We base our expenses related to preclinical studies and other research and development activities on our estimates of the services received and efforts expended pursuant to quotes and contracts with vendors that conduct research and development and conduct and manage preclinical studies on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the research and development expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in us reporting amounts that are too high or too low in any particular period. To date, we have not made any material adjustments to our prior estimates of accrued research and development expenses.

Stock-based compensation expense

Stock-based compensation expense represents the cost of the grant date fair value of equity awards recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis. We estimate the fair value of all stock option grants using the Black-Scholes option pricing model and recognize forfeitures as they occur.

Estimating the fair value of equity awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of variables, including the fair value of the underlying common stock on the date of grant, the risk-free interest rate, the expected stock price volatility, the expected term of stock options, and the expected dividend yield. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized.

The Black-Scholes option pricing model utilizes inputs that are highly subjective assumptions and generally require significant judgment. We determine these assumptions in the following manner:

•	Fair value of common stock. See the subsection titled “—Common stock valuations” below.

•

Risk-free interest rate. The risk-free interest rate assumption is based on the U.S. Treasury yield in effect at the time of the grant with maturities consistent with the expected term of the stock options.

•

Expected dividend yield. The expected dividend yield assumption is based on our history and expectation of dividend payouts. We have not paid and do not intend to pay dividends and, therefore, used an expected dividend yield of zero.

•

Expected term. The expected term of stock options represents the weighted average period of time that the stock options are expected to be outstanding. Because we do not have sufficient historical exercise behavior, we use the simplified method for estimating the expected term, which calculates the expected term as the average time-to-vesting and the contractual life of the stock options. The expected term for non-employees is generally the contractual term.

•

Expected volatility. Due to our limited operating history and lack of company-specific historical or implied volatility, the expected volatility assumption was determined by examining the historical volatilities of a group of industry peers whose share prices are publicly available, and is calculated based on a period consistent with the expected term of the option.

See Note 9 to our financial statements included elsewhere in this prospectus for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options.

We recorded $0.8 million and $3.5 million of stock-based compensation expense for the years ended December 31, 2019 and 2020, respectively, and $0.3 million and $1.5 million for the three months ended March 31, 2020 and 2021, respectively. As of March 31, 2021, there was $31.9 million of total unrecognized stock-based compensation expense related to unvested stock options with service conditions that we expect to recognize over a remaining weighted-average period of 3.4 years. In addition, as of March 31, 2021, there was $1.4 million of total unrecognized stock-based compensation expense related to unvested stock options with performance conditions that will be recognized if and when performance conditions become probable of achievement. We expect to continue to grant stock options and other equity-based awards in the future, and to the extent that we do, our stock-based compensation expense recognized in future periods will likely increase.

The intrinsic value of all outstanding options as of March 31, 2021 was $                million based on the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), of which approximately $                 million was related to vested options and approximately $                 million was related to unvested options.

Common stock valuations

Historically, for all periods prior to this offering, since there has been no public market for our common stock, our board of directors, with input from management, determined the fair value of our common stock on each grant date by considering a number of objective and subjective factors, including the most recent independent third-party valuation of our common stock, sales of our convertible preferred stock to unrelated third-parties, our operating and financial performance, the lack of liquidity of our capital stock and general and industry-specific economic outlook, and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and that may have changed from the date of the most recent valuation through the date of the grant. Historically, these independent third-party valuations of our equity instruments were performed contemporaneously with identified value inflection points.

These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. The Practice Aid identifies various available methods for allocating the enterprise value across classes of series of capital stock in determining the fair value of our common stock at each valuation date. In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

•	our results of operations and financial position, including our levels of available capital resources;

•	our stage of development and material risks related to our business, including the status and results of preclinical studies for our future product candidates;

•	progress of our research and development activities;

•	our business conditions and projections;

•	the lack of marketability of our common stock and our preferred stock as a private company;
•	the prices at which we sold shares of our convertible preferred stock to outside investors in arm’s length transactions;

•	the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock, including liquidation preferences of our convertible preferred stock;

•	the analysis of initial public offerings, or IPOs, and the market performance of similar companies in the biopharmaceutical industry;

•	the likelihood of achieving a liquidity event for our security holders, such as an IPO or a sale of our company, given prevailing market conditions;

•	the hiring of key personnel and the experience of management;

•	trends and developments in our industry; and

•	external market conditions affecting the life sciences and biopharmaceutical industry sectors.

The Practice Aid prescribes several valuation approaches for setting the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its common stock. The cost approach establishes the value of an enterprise based on the cost of reproducing or replacing the property less depreciation and functional or economic obsolescence, if present. The income approach establishes the value of an enterprise based on the present value of future cash flows that are reasonably reflective of our future operations, discounting to the present value with an appropriate risk adjusted discount rate or capitalization rate. The market approach is based on the assumption that the value of an asset is equal to the value of a substitute asset with the same characteristics. Each valuation methodology was considered in our valuations.

The various methods for allocating the enterprise value across our classes and series of capital stock to determine the fair value of our common stock in accordance with the Practice Aid include the following:

•

Current value method. Under the current value method, once the fair value of the enterprise is established, the value is allocated to the various series of preferred stock and common stock based on their respective seniority, liquidation preferences or conversion values, whichever is greatest.

•

Option pricing method, or OPM. Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred stock and common stock are inferred by analyzing these options.

•

Probability-weighted expected return method, or PWERM. The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

For valuations performed in 2019 and 2020, we utilized a market approach, specifically a backsolve to the recently completed convertible preferred stock financings around the valuation dates and to allocate the enterprise value to the various classes of capital stock, we utilized a hybrid method of the OPM and PWERM to estimate the fair value of our common stock. Under this hybrid method, we considered various scenarios, including an IPO or other liquidation events scenario, a stay-private scenario, a sale scenario and a dissolution scenario. We used the OPM to allocate value in the stay-private and sale scenarios and used the fully-diluted shares outstanding to allocate value in the liquidation scenario.

For the valuations performed as of February 18, 2021 and March 31, 2021, we utilized the PWERM method to estimate the fair value of our common stock. We considered various scenarios, including an IPO, a stay-private scenario, and a dissolution scenario. Under the stay-private scenario, the enterprise value was determined at the valuation date using the market approach, specifically a backsolve to the $2.10 per share price of the Series C convertible preferred stock financing that occurred on February 18, 2021. We used the OPM to allocate value in the stay-private and dissolution scenarios. Under the IPO scenario, the enterprise value was determined using the market approach, specifically the Guideline Company Method. The relative probabilities between the three exit scenarios were determined by management and our board of directors based on an analysis of performance and market conditions at the time, including then current IPO valuations of similarly situated companies and expectations as to the timing and likely prospects of future event scenarios.

Retrospective reassessment of fair value of common stock for financial reporting purposes

As part of the preparation of the financial statements necessary for inclusion in this prospectus, we reassessed for financial reporting purposes, on a retrospective basis, the fair value of our common stock for each stock option granted in 2020 and 2021. For purposes of this reassessment, we evaluated our original inputs and the methodologies used to determine our enterprise value, the methods we used to allocate enterprise value and the timing of those valuations. In January 2020 and March 2020, we granted options to purchase up to an aggregate of 2,945,239 shares of our common stock based on the valuation we performed in April 2019. Options to purchase an aggregate of 922,000 shares of our common stock were granted from April 2020 to September 2020 and were based on the valuation we performed in April 2020. In our reassessment of these grants, we did not identify any significant internal or external value-generating events between the valuation dates and the grant dates and concluded that the inputs and methodologies were appropriate and that the fair value per common share at each of the grant dates was equal to the fair value of our common stock.

Additional options to purchase common stock were granted in December 2020 based on the valuation we performed in April 2020. Although we did not identify any specific internal or external value-generating events between April 2020 and the dates of these grant dates, on a retrospective basis and in light of the valuation performed in February 2021, we concluded that the fair value per share of our common stock for financial reporting purposes was $1.19 per share, equal to the valuation we determined for our common stock on February 18, 2021. We applied this reassessed value to equity awards granted and equity awards modified in the fourth quarter of 2020 using the Black-Scholes option pricing model to determine the fair value of these grants and modifications.

Additional options to purchase common stock were granted in March 2021 based on the valuation we performed in February 2021. Although we did not identify any specific internal or external value-generating events between February 2021 and the dates of these grant dates, on a retrospective basis and in light of the valuation performed in March 2021, we concluded that the fair value per share of our common stock for financial reporting purposes was $1.67 per share, equal to the valuation we determined for our common stock on March 31, 2021. We applied this reassessed value to equity awards granted in the first quarter of 2021 using the Black-Scholes option pricing model to determine the fair value of these grants.

The following table summarizes by grant date the number of shares of common stock subject to options granted from October 1, 2020 through March 31, 2021, the associated per share exercise price and the reassessed per share fair value of our common stock for financial reporting purposes on the applicable grant date:

Grant date	Number of common shares underlying options granted	Exercise price per common share	Reassessed fair value per common share	Intrinsic value per common share
December 4, 2020	12,404,317	$0.50	$1.19	$0.69
December 17, 2020	100,000	$0.50	$1.19	$0.69
December 30, 2020	270,030	$0.50	$1.19	$0.69
March 11, 2021	591,000	$1.19	$1.67	$0.48
March 19, 2021	15,754,065	$1.19	$1.67	$0.48

We utilized the above reassessed fair values to determine the stock-based compensation expense, which is recorded in our financial statements. In addition, certain option awards were modified upon the resignations of two of our former executives during the fourth quarter of 2020. To compute the stock-based compensation expense of $1.9 million recorded in connection with these modifications, we utilized the price of $1.19 per share of common stock as the reassessed fair values.

The assumptions underlying these valuations represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different. Following the completion of this offering, the fair value of our common stock will be based on the closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.

Other company information

Net operating loss and research and development carryforwards and other income tax information

As of December 31, 2020, we have federal and state NOL carryforwards of approximately $35.5 million and $37.8 million, respectively. A portion of the federal and state NOL carryforwards begin to expire in 2035 and 2040, respectively, unless previously utilized. The portion of the federal NOL carryforwards generated in years after 2017 of approximately $35.2 million, may be carried forward indefinitely.

As of December 31, 2020, we have federal and state research and development tax credit carryforwards of approximately $8.3 million and $5.3 million, respectively. The federal research and development tax credit carryforwards begin to expire in 2034 unless previously utilized, and the state research and development tax credit carryforwards are available indefinitely.

We completed a study to assess whether an ownership change, as defined by Section 382 of the Code, had occurred from our formation through December 31, 2019. As a result of this analysis, it was determined that ownership changes have occurred within the meaning of Section 382 and our tax attributes have been adjusted accordingly. Future changes in our ownership could place additional restrictions on our ability to utilize NOL and research and development tax credit carryforwards generated by us. Pursuant to Sections 382 and 383 of the Code, annual use of our NOL and research and development tax credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period as a result of future transactions or transactions that may have occurred since that date.

Effects of Inflation

Inflation generally affects us by increasing our cost of labor and clinical trial costs. We do not believe inflation has had a material effect on our results of operations during the periods presented.

“Emerging growth company” and “smaller reporting company” status

We are an “emerging growth company,” or EGC, under the JOBS Act. Section 107 of the JOBS Act provides that an EGC can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. Thus, an EGC can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of delayed adoption of new or revised accounting standards and, therefore, we will be subject to the same requirements to adopt new or revised accounting standards as private entities.

As an EGC, we may take advantage of certain exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an EGC:

•	we may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	we may avail ourselves of the exemption from providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•

we may avail ourselves of the exemption from complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis;

•	we may provide reduced disclosure about our executive compensation arrangements; and

•	we may not require nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments.

We will remain an EGC until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (ii) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more, (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous rolling three-year period, or (iv) the date on which we are deemed to be a large accelerated filer under the Exchange Act.

We are also a ‘‘smaller reporting company,’’ meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million.

If we are a smaller reporting company at the time we cease to be an EGC, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to EGCs, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Off-balance sheet arrangements

During the periods presented we did not have, nor do we currently have, any off-balance sheet arrangements as defined in the SEC rules and regulations.

Recently issued and adopted accounting pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our consolidated financial statements appearing at the end of this prospectus.

Quantitative and qualitative disclosures about market risk

Interest rate risk

Our cash, cash equivalents and investment securities balance as of March 31, 2021 consisted of cash in readily available checking accounts, money market accounts, U.S. government securities, commercial paper and corporate debt securities. Some of the financial instruments that we invest in could be subject to market risk, meaning that a change in prevailing interest rates may cause the value of the instruments to fluctuate. For example, if we purchase a security that was issued with a fixed interest rate and the prevailing interest rate later rises, the value of that security will probably decline. With the goal of minimizing this risk, we intend to maintain a portfolio that may include a variety of securities, all with various maturity dates. Based on our current investment portfolio, we do not believe that a hypothetical 100 basis point increase or decrease in interest rates during any of the periods presented would have had a material impact on our financial statements included elsewhere in this prospectus.

As of March 31, 2021, we had no outstanding debt and therefore were not exposed to related interest rate risk.

Foreign currency exchange risk

All of our employees and our operations are currently located in the United States and our expenses are generally denominated in U.S. dollars. However, we have entered into a limited number of contracts with vendors for research and development services that permit us to satisfy our payment obligations in U.S. dollars (at prevailing exchange rates) but have underlying payment obligations denominated in foreign currencies, including the Euro. We are subject to foreign currency transaction gains or losses on our contracts denominated in foreign currencies. To date, foreign currency transaction gains and losses have not been material to our financial statements, and we have not had a formal hedging program with respect to foreign currency. A 10% increase or decrease in current exchange rates would not have a material effect on our results of operations.

Business

Overview

We are a biopharmaceutical company utilizing novel discovery technologies to unlock high value, traditionally undruggable targets with precision therapeutics for cancers and immune disorders. Despite advances in genomics, structural biology, and high-throughput screening, about 90% of disease-causing proteins cannot be targeted by current therapies due to the lack of a known addressable binding site. Our proprietary chemoproteomic platform technology addresses the key limitations of conventional screening techniques and allows us to discover previously unknown, or cryptic, functional pockets on the surface of proteins and identify small molecules that selectively bind to those targets. To date, we have screened over 75,000 cysteine residues on approximately 12,500 proteins and elucidated over 800 novel pockets across 250 validated targets of interest. From these, we have identified covalent small molecules from our library that bind to over 100 unique pockets across over 80 priority targets. Leveraging our team’s chemistry, biology and drug development expertise, we are advancing a deep and diversified pipeline of highly selective small molecule therapeutics targeting high value disease-causing proteins in oncology and immunology with our lead programs targeting two key transcription factors, NRF2 and STAT3, and a DNA response protein, WRN. We own the worldwide rights to our KEAP1-NRF2 axis targeted programs and are developing the STAT3 targeted programs in collaboration with the Bristol-Myers Squibb Company, or BMS, and the WRN targeted program in collaboration with F. Hoffman-La Roche Ltd and Hoffmann-La Roche Inc., or collectively, Roche. We expect to advance multiple programs through preclinical studies, identify our first product candidate and submit our first Investigational New Drug Application, or IND, to the U.S. Food and Drug Administration, or FDA, in 2022. We believe our novel, industrial scale chemoproteomic platform provides us with an opportunity to remove boundaries of druggability and develop therapies for patients with critical unmet medical needs across multiple therapeutic areas.

For decades, researchers have intensively and meticulously labored to identify druggable pockets on key disease-causing proteins. If a binding site was discovered, a time-intensive process ensued of screening a compound’s binding and target selectivity profile against purified recombinant proteins as opposed to screening proteins in their native state. As a result, most small molecule therapeutics, both approved and in development, target protein classes, such as enzymes, receptors and membrane channels that have structurally well-defined and deep binding pockets. However, many therapeutically relevant targets fall into classes of proteins, such as transcription factors, scaffolding and adaptor proteins and E3 ligases, that generally lack well defined sites for small molecule interactions. Despite the hundreds of human proteins known to cause disease, about 10% of these targets are drugged by current therapies and the remaining targets, inaccessible to conventional chemistry, are perceived as pocketless or undruggable.

Our advanced chemoproteomic platform builds upon the decades-long research efforts of our co-founders, Benjamin F. Cravatt, Ph.D., Phillip Baran, Ph.D. and Jin-Quan Yu, Ph.D., at The Scripps Research Institute. Dr. Cravatt’s lab pioneered the use of mass spectrometry-based proteome profiling to monitor binding of cysteine-reactive small molecules to specific sites on thousands of proteins. Our custom-built library of chemical scaffolds and cysteine-reactive groups, or CRGs, is uniquely enabled by advanced chemistry developed by Drs. Baran and Yu, which allows for thorough exploration of three-dimensional chemical and protein space. We have invested heavily to translate and significantly advance the fundamental discoveries from our founders’ labs into an industrial-scale platform, which allows us to efficiently find and bind small molecules to traditionally cryptic functional proteins. Our platform is comprised of three highly integrated and synergistic components:

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Proprietary covalent chemistry-based library of small molecules designed to selectively bind cryptic pockets. Through iterative cycles of design and proteome-wide testing, we have built and continue to refine a library of cysteine-reactive small molecules specifically designed to enter and form covalent bonds with accessible cysteine residues located in shallow binding pockets in proteins in their native conformations. Our growing covalent chemistry-based library consists of over 15,000 highly diverse CRG-bearing small molecules that thoroughly exploit three-dimensional space. Our ability to monitor covalent interactions across the proteome enables the continuous “proteome education” of our library.

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Novel chemoproteomic screening technology that we designed to detect, sensitively and precisely, small molecule interactions with proteins, at scale and in their native cellular contexts. We have industrialized methods to enable the parallel screening of thousands of surface cysteine residues across the entire human proteome. This technology uses high resolution mass spectrometry and chemical “probes” to detect the interactions between small molecules and any protein regardless of functional class. Our approach allows us to efficiently mine the proteome to find cryptic functional pockets that were previously undiscovered or thought to be undruggable. Our chemoproteomic platform also enables proteome-wide target engagement measurements that provide a global view of each molecule’s reactivity profile. Our proteome-wide approach to detecting both on-target and off-target binding events flags compounds that are promiscuous binders, which are subsequently eliminated from the library.

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Integrated data portal that interprets the volume of data generated by our chemoproteomic platform with a standard output of approximately 100,000 new data points per day. The portal is a cloud-based web interface that is designed to overlay our internally generated data with the latest public resources for human genetics and structural biology. Integrating these data streams allows us to generate unique insights into accessible pockets and focus our discovery efforts on previously undruggable targets. Our data portal currently holds over 75 million compound-target site interaction measurements from which algorithms can be trained and refined to drive proprietary insights into covalent drug discovery.

The figure below shows an excerpt from a typical screening output from our chemoproteomic platform. Selected cysteine sites on target proteins are shown as rows, and individual compounds from our covalent library are shown in columns. Each column represents a different experimental sample and all the targets in that sample are measured in parallel. To illustrate the value of selectivity information, in the example below there are many compounds that potently inhibit target #1. However, compound #25 does so with compelling selectivity, whereas many other compounds display off-target binding. In addition to selectivity information, the parallel nature of our screening approach allows us to simultaneously screen over 100 cysteine sites on proteins of high therapeutic interest with our entire covalent library, allowing for parallel discovery of highly compelling hits. In the example below, compound #29 binds with high selectivity to target #6. In traditional high throughput screening, a single target would be screened at a time, and this knowledge would be lost.

Our chemical library and chemoproteomic screening technology are seamlessly integrated and evolve together. As shown in the figure below, the discovery of druggable pockets on disease-related proteins increases as our covalent chemistry-based library of small molecules expands.

Altogether, our platform has enabled us to identify hundreds of previously unknown or cryptic functional pockets on well-validated protein targets implicated in a wide range of oncologic and immunologic diseases, while simultaneously identifying compounds from our proprietary covalent chemistry library that interact in a highly selective manner with those pockets. We have developed an efficient framework for nominating and prioritizing targets within the oncology and immunology space. Key features, such as human genetic validation, deep and consistent literature supporting a key role in disease, and druggability with conventional approaches are considered. Targets in traditionally undruggable classes such as transcription factors, adapter proteins and E3 ligases generally receive higher priority. Our approach allows us to diversify our drug development efforts across multiple modalities, including allosteric activators and inhibitors, protein stabilizers, protein-protein interaction, or PPI, inhibitors and protein degraders. To date, we have screened over 75,000 cysteine residues on approximately 12,500 proteins and elucidated over 800 novel pockets across 250 validated targets of interest. From these, we have identified covalent small molecules from our library that bind to over 100 unique pockets across over 80 priority targets. The figure below summarizes our deep and diversified pipeline focused on oncology and immunology.

Our KEAP1-NRF2 axis targeted programs for cancer and immune disorders

NRF2 is a transcription factor that induces a gene transcription program that renders cells resistant to oxidative and other forms of stress. We have generated chemically distinct, orally bioavailable small molecules that we have observed toggle NRF2 activity up (activation or upregulation) or down (inhibition or down regulation) in preclinical studies in cell lines in culture as well as tissues and tumors in vivo. Upregulation of NRF2 activity leverages the anti-inflammatory responses stimulated by NRF2 to exert potential disease-modifying therapeutic effects in patients with inflammatory bowel disease, or IBD, and other inflammatory diseases where oxidative damage, insufficient stress resistance and chronic inflammation contribute to the underlying pathophysiology. We believe NRF2 activators could be beneficial in conditions such as IBD by inducing gene programs that (1) suppress inflammatory processes, (2) reduce leukocyte trafficking and (3) restore epithelial barrier integrity. Preclinical characterization of our NRF2 activators has revealed that these agents clearly reduced several disease-relevant markers of inflammation and tissue damage in multiple rodent models of colitis. These findings support an initial clinical entry for our NRF2 activator program in IBD.

Activation of NRF2 in cancer cells due to mutational alterations promotes disease progression and therapeutic resistance. Moreover, even in the absence of NRF2 pathway mutations, activation of the pathway by cancer therapy-induced stress reduces the durability of responses to chemotherapy, radiotherapy and immunotherapy. Progressive tumor growth requires increased nutrient uptake and metabolism to meet the energetic and metabolic demands of continuously proliferating tumor cells. This altered metabolism in cancer cells, together with the stress imposed by oncogenic proteins and ongoing DNA damage can generate persistent oxidative stress that will result in cell death if not managed. NRF2 activation in cancer cells addresses this challenge by increasing expression of detoxification and antioxidant proteins, as well as genes in key metabolic pathways required for cell growth and DNA synthesis. Therefore, in certain established cancers, aberrant NRF2 activation represents a dependency that, if disrupted, could lead to tumor growth suppression. No specific treatments for addressing NRF2 activated tumors currently exist. We leveraged our chemoproteomic platform to discover covalent and selective small molecules that inhibit NRF2 transcriptional output by increasing KEAP1 directed proteasomal degradation of NRF2. We believe that our highly selective NRF2 inhibitors will have the potential to improve treatment outcomes for patients with NRF2 pathway mutations and possibly additional cancer types where NRF2 is activated such as non-small cell lung cancer, or NSCLC, esophageal squamous cell cancer, or ESCC, and head and neck squamous cell cancers, or HNSCC.

Our STAT3 targeted programs for inflammatory diseases and cancer

In collaboration with BMS, we are developing orally bioavailable inhibitors of STAT3 for inflammatory diseases and cancer. STAT3 belongs to a family of seven highly conserved transcription factors that are activated by phosphorylation on a critical tyrosine residue, which triggers the assembly of STAT3 homodimers or heterodimers with other STAT family members. STAT3 functions as a downstream signal transducer from a diverse set of cytokine and growth factor receptors. Although STAT3 itself has long been recognized as an attractive target in inflammatory and malignant diseases, it, like most transcription factors, has historically been notoriously difficult to drug. Drugs targeting the upstream protein tyrosine kinases that phosphorylate STAT3, such as JAK1, JAK2, JAK3 and TYK2, have been approved or are in late-stage clinical development for the treatment of autoimmune diseases and cancer. In addition, antibodies directed against IL-6, the IL-6 receptor and IL-23, which are upstream components of cytokine signaling systems that result in STAT3 activation, have demonstrated clinical activity in various disease settings. However, these agents, which target only subsets of the upstream activating signals that converge on STAT3, fail to capture the full spectrum of activities that could be suppressed by a direct inhibitor of STAT3. Using our chemoproteomic platform, we uncovered a novel pocket on STAT3 and optimized compounds that selectively and potently engaged this target. Our small molecule allosteric inhibitors block STAT3 binding to DNA by interacting with a pocket in the protein that is distinct from the DNA-binding region, thereby inducing a conformational change that negatively impacts the function of the DNA-binding domain. In preclinical studies, our current lead molecules have been shown to be capable of provoking near complete inhibition of STAT3 function at nanomolar concentrations.

We believe that STAT3 inhibitors have the potential to treat a variety of autoimmune conditions linked to T helper 17, or TH17, cell dysfunction and/or pathogenic signaling through the IL-6 family of cytokines. We plan to study our STAT3 inhibitors in several autoimmune diseases, such as psoriasis, psoriatic arthritis, rheumatoid arthritis and IBD, in which STAT3 signaling is known to play a prominent role. We are also developing a second STAT3 inhibitor focused on oncology to complement our STAT3 inflammatory disease program. Our clinical development plan for this program is expected to include T-cell lymphoma, or TCL, a disease that is enriched for subtypes that bear activating mutations in the JAK-STAT3 pathway and are known to require STAT3 signaling for viability and proliferation, and solid tumors in these cancers.

Our WRN targeted program for cancer

In collaboration with Roche, we are developing WRN inhibitors for cancer. Many cancer cells contain mutations that compromise the functions of DNA damage sensing and repair, or DDR, proteins. The resulting genomic instability causes these cancer cells to rapidly generate a high level of diversity from cell to cell, which is a major factor in cancer progression and in the rapid development of therapeutic resistance to modern-day targeted therapies. Mutations that weaken the DDR apparatus also increase the sensitivity of cancer cells to DNA damage-inducing radiation and cancer drugs. Conventional DNA-damaging chemotherapeutic agents, many of which have been used clinically for decades, derive a substantial proportion of their therapeutic activities from the compromised DDR functions found in many cancers. Unfortunately, these agents indiscriminately inflict DNA damage on both cancer cells and normal cells, which explains the significant adverse effects associated with cytotoxic chemotherapy.

The concept of “synthetic lethality” has attracted attention as a mechanism to attack cancer cells bearing specific mutations in the DDR machinery because it is expected to selectively target cancer cells with certain DDR mutations while sparing normal cells and tissues that have fully functional DDR machinery.

Recently, multiple publications have described a notable case of synthetic lethality that has yet to be exploited therapeutically. Cancers that have incurred loss of function mutations in DDR proteins involved in a specific mechanism of DNA repair, termed DNA mismatch repair, are strongly dependent on the function of another DDR protein called the Werner helicase, or WRN. Defects in mismatch repair are found in a variety of cancers, including colorectal cancer, or CRC, gastric, endometrial and esophageal cancers.

Mismatch repair-deficient cancer characteristically exhibits a clinically detectable abnormality in genomic DNA, termed microsatellite instability, or MSI. Cancers that exhibit high levels of MSI are designated MSI-H and are particularly vulnerable to inhibition of WRN function. In the absence of WRN, proliferating MSI-H cells suffer extensive DNA damage and cell death. We believe that a drug that inhibits WRN in a way that impedes its ability to correct the abnormal DNA present in MSI-H cells could be an effective therapeutic agent in MSI-H cancers.

We are also developing programs against other high value targets known to drive cancer and immune disease. Although we are currently focused on oncology and immunologic diseases, our internal capabilities provide a clear opportunity to expand into other disease areas of high unmet need in the future.

Our team

Our management team has significant experience progressing products from early-stage research to clinical trials, and ultimately to regulatory approval and commercialization. Together, they bring in-house expertise in medicinal chemistry, translational medicine, clinical development, biomarker development, regulatory and quality and manufacturing. Particularly valuable to our work, multiple members of our executive team have extensive experience with unique small molecule discovery platforms, therapeutic expertise in oncology / immunology, or both. Our Chief Executive Officer, Jeffrey S. Hatfield, M.B.A., brings more than 35 years of successful industry leadership to Vividion, having held multiple senior executive, CEO and board director roles during his career at both pharmaceutical and emerging biotechnology companies. Mr. Hatfield previously served as the CEO of Vitae Pharmaceuticals, Inc., a pioneer in computational structure-based drug discovery, where he led the company from start-up to clinical-stage advancement of multiple first-in-class programs, and ultimately to its acquisition by Allergan Plc. Our Chief Scientific Officer, Robert T. Abraham, Ph.D. previously served as senior vice president and group head, oncology research and development at Pfizer, Inc., and has directly contributed to the discovery and development of eight FDA-approved cancer medicines. Other members of our scientific team have held executive or scientific leadership positions at companies including Array BioPharma, Inc., Gilead Sciences, Inc., Rigel Pharmaceuticals, Inc., Vertex Pharmaceuticals Incorporated,

and Wellspring Biosciences, Inc. Our Chief Financial Officer, Patricia L. Allen, brings more than 25 years of experience leading financial and investor relations functions at private and public companies. Ms. Allen previously played influential financial roles at Zafgen, Inc. (now known as Larimar Therapeutics, Inc.), Alnylam Pharmaceuticals, Inc. and Alkermes, Inc., and has helped raise more than $1 billion in both private and public offerings over her career to date. We are supported by our board of directors, scientific advisors and a leading syndicate of investors, which includes ARCH Venture Partners, Cardinal Partners, NexTech Invest, Versant Ventures and                .

Our strategy

Our mission is to leverage our unique insights into finding and binding cryptic functional pockets on currently intractable human biology-validated protein targets to discover, develop and commercialize small molecule therapies that can transform the lives of patients suffering from devastating cancers and immune disorders. The key components of our strategy to achieve our mission include:

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Advance in parallel a pipeline of multiple early-stage programs focused on currently intractable human biology-validated therapeutic targets in precision oncology and immunology. Our platform has enabled us to identify hundreds of previously unknown or cryptic functional pockets on well-validated protein targets implicated in a wide range of oncologic and immunologic diseases, while simultaneously identifying compounds from our proprietary covalent chemistry library that interact in a highly selective manner with those pockets. We intend to capitalize on those capabilities to generate a portfolio of programs, strategically balancing risk by creating multiple pipeline opportunities, that we plan to advance in parallel and at the pace of each program’s science. We plan to submit our first IND to the FDA in 2022. Our initial lead programs include antagonists and agonists of the KEAP1-NRF2 complex and STAT3 in addition to a WRN inhibitor. Both NRF2 and STAT3 are transcription factors with well-established roles in both cancer and inflammatory diseases. WRN is a DNA damage response protein that is required to maintain the viability of certain cancer cells. By developing novel inhibitors and activators targeting cryptic functional pockets on these proteins, we can bring forward new approaches to treating these diseases.

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Further expand the capabilities of our platform through continued investment in its integrated components and capabilities. Our platform integrates and systematizes a broad range of emerging technologies and know-how, including an industrial-scale chemoproteomic screening technology, a proprietary covalent chemistry library with approximately 15,000 compounds to date and a data portal that integrates internally generated data with public information on human genetics and structural biology to generate unique structural insights and generate novel compounds that bind into cryptic, typically shallow pockets on currently intractable targets. We are committed to reinforcing a leadership position by continuing to invest in and expand upon our technologies, insights and data generation.

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Build a fully integrated precision medicines company. Our team is comprised of world-class discovery, preclinical and clinical development teams, encompassing all major functions necessary to take a molecule from target identification through registrational clinical trials and, if successful, commercialization. To realize the full potential of our platform, we have a disciplined strategy to retain development and commercialization rights to disease targets, indications and geographies that we believe we can commercialize successfully on our own, if approved. We believe this strategy, combined with our precision medicine approach, will maximize the value of our platform, the probability of technical success, and the speed at which we can bring transformative treatments forward for cancer and immunologic diseases.

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Further extend the value of our platform through innovative strategic partnerships. Given the breadth of pipeline opportunities enabled by our platform, we have entered into strategic collaborations with BMS and Roche, that allow us to expand the platform’s reach to additional programs, while maintaining certain development and commercialization rights to high value targets. We may consider additional partnerships that would further enhance and accelerate our ability to deliver treatments to patients, including for certain disease targets, indications and geographies, and where partner capabilities and resources would be complementary or additive to our own.

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Maintain a culture of innovation that can deliver transformative value to patients. The patients we seek to treat suffer from devastating diseases and have limited therapeutic options, often with significant shortcomings. Breakthrough technologies that unlock critical, previously undruggable, disease targets require a combination of cutting-edge scientific capabilities and commitment to patient value, to translate those into transformative therapies. Our mission, values, talent strategy and culture are essential to maximizing our ability to operate at the forefront of small molecule precision medicine.

Background

The Human Genome Project, completed in 2003, and many subsequent large scale population sequencing studies have transformed our understanding of protein dysfunction and disease biology, revealing a broad range of disease associated proteins. The human genome contains approximately 20,000 genes that encode the proteins necessary to create cells, tissues and organs. Proteins serve numerous roles in cell structure, function, and responses to environmental stimuli, and proper protein function is central to health. Proteins are composed of strings of amino acids linked together in a specific sequence dictated by genes. These linear strings of amino acids twist and fold into higher order three-dimensional shapes that are dynamic, unique to each protein, and essential for proper function. In addition, many proteins have to engage other biomolecules, including proteins, to form highly coordinated and dynamic complexes in the cell to carry out their roles. Aberrant protein function, including under- or over-expression and changes in protein structure or structural dynamics due to alterations in the gene sequence, can result in cancer, auto-immune, metabolic, neurodegenerative and other diseases.

Modern drug development efforts have increasingly focused on precision approaches to directly address the aberrant protein activity specifically responsible for the disease state. There have been many successes of targeted drug discovery in the last two decades, such as JAK1 kinase inhibitors that have transformed the treatment of auto-immune disorders, anaplastic lymphoma kinase, or ALK, inhibitors that provide durable responses in ALK mutant lung cancer, and antibody-based inhibitors of the immune checkpoint protein and its receptor, programmed cell death protein 1, or PD-1, and programmed death-ligand 1, or PD-L1, respectively. However, despite the hundreds of human proteins known to cause disease when inappropriately expressed or mutated, about 10% of these targets are drugged by current therapies and the remaining targets, inaccessible to conventional chemistry, are perceived as pocketless or undruggable.

Our platform

Our advanced chemoproteomic platform builds upon the decades-long research efforts of our co-founders, Benjamin Cravatt, Ph.D., Phillip Baran, Ph.D. and Jin-Quan Yu, Ph.D., at The Scripps Research Institute, or TSRI. Dr. Cravatt’s lab pioneered the use of mass spectrometry-based proteome profiling to monitor binding of cysteine-reactive small molecules to specific sites on thousands of proteins. Our custom-built library of chemical scaffolds and CRGs is uniquely enabled by advanced chemistry developed by Drs. Baran and Yu, which allows for thorough exploration of three-dimensional chemical and protein space. We have invested heavily to translate and significantly advance the fundamental discoveries from our founders’ labs into an industrial-scale platform which allows us to efficiently find and bind small molecules to traditionally cryptic functional proteins.

Our platform is comprised of three highly integrated and synergistic components: (1) a proprietary covalent chemistry-based library of small molecules designed to selectively bind protein pockets, including cryptic and shallow pockets; (2) a novel chemoproteomic screening technology that we designed to detect, sensitively and precisely, small molecule interactions with proteins, at scale and in their native cellular contexts; and (3) an integrated data portal that combines our proprietary chemoproteomic data with public databases to generate new insights into protein structure and locations of novel pockets on previously undruggable therapeutic targets.

Proprietary covalent small molecule library

Our covalent chemistry-based library is purpose-built with proprietary compounds that each include a chemically inert recognition element, referred to as a scaffold, which has three-dimensional space-filling features and a specific CRG that is tuned to react with cysteines, including those located in previously hard to exploit shallow pockets in proteins in their native conformations.

Until the last decade, the vast majority of small molecule screening libraries were designed based on the principals of non-covalent, reversible binding, where the compound and protein target form a tight but reversible association. Our approach of advancing molecules that form irreversible covalent bonds with their target proteins have several features that are considered attractive for drug development. First, during the drug discovery phase, the irreversible interaction between the small molecule and the target enables direct mass spectrometric assessment of target engagement by the compound. This approach cannot be employed with small molecules that bind reversibly to proteins. Our chemoproteomic approach gives us precise knowledge of where the small molecule is engaging the protein. In the case of reversible binding, this knowledge is far less certain for both on- and off-target binding. Second, the formation of a covalent bond between the small molecule and the protein results in stable interactions within shallow binding pockets that might otherwise only support transient binding which relies strictly on reversible interactions. For reversible-binding drugs, changes in plasma concentration lead directly to concomitant changes in the amount of drug and bioactivity in the tissues. In contrast, covalent drugs are less sensitive to dynamic changes in drug exposure during dosing cycles due to irreversible target engagement. Although several covalent drugs have been approved, covalent drug development has been limited by the potential for off-target interactions which often lead to safety and tolerability concerns. We believe that our platform will allow us to address this limitation due to our proteome-wide approach to detecting both on-target and off-target binding events.

Our continuously growing covalent chemistry-based library consists of over 15,000 highly diverse CRG-bearing small molecules that thoroughly exploit three-dimensional space. As new compounds are added to the library, they are assessed for proteome-wide binding activities and compounds with promiscuous profiles are eliminated from the library. The ability to monitor covalent interactions across the proteome enables the continuous “proteome education” of our library.

Novel chemoproteomic screening technology

Despite advances in genomics, structural biology and high-throughput screening, the identification of novel protein pockets and small molecules that can access those remains a significant challenge in drug discovery. We have developed a novel approach to identifying previously unknown pockets using an advanced chemoproteomic technology that permits direct detection of small-molecule binding to proteins directly in native cellular contexts.

Chemoproteomics refers to the use of proteomic techniques to detect interactions between small molecules and proteins. Our technology uses high resolution mass spectrometry and chemical “probes” to detect the interactions between small molecules and any protein regardless of functional class. We’ve designed these reactive probes to target cysteine residues given they (1) are widely distributed on the surfaces of most proteins and (2) can be irreversibly bound by electrophiles that are compatible with drug development. These cysteine residues help to anchor electrophile-containing small molecules, which enables the targeting of shallow pockets that would otherwise be inaccessible to traditional small molecules which require deep pockets and many reversible interactions to afford potency and selectivity.

There are approximately 250,000 unique cysteine residues, collectively known as the cysteineome, encoded in the human genome, providing ample opportunities to explore novel pockets adjacent to cysteine residues. Not all of these cysteines are accessible to small molecules, since some are buried and others are tied-up in disulfide bonds. Estimates of solvent-exposed residues range from approximately 25% to 50%, suggesting that the size of the accessible cysteineome is in the order of approximately 50,000 to 100,000 cysteine residues, and, on average, approximately three to seven accessible cysteines per protein. In addition to serving as “anchors” for covalent drug binding, cysteine residues are naturally enriched in functional activity owing to their propensity to undergo regulated, physiologically important oxidation events, or interactions with sites that are amenable to reversible interactions with the cysteine sulfhydryl group, raising the possibilities of uncovering novel, functional sites adjacent to cysteines. Further, cysteines are found in and near allosteric sites, protein-protein interfaces, protein-DNA interfaces, regulatory regions, and other potentially functional pockets. Because of their natural reactivity and the abundance of accessible cysteines across key therapeutic targets, we have focused our chemoproteomic platform on the discovery of cysteine-directed covalent small molecules and our industrialized methods enable the parallel screening of thousands of surface cysteine residues across the entire human proteome.

The identification of potential cysteine sites for covalent small molecule engagement involves two fundamental steps: mapping then screening. The mapping step determines the maximum set of solvent-exposed cysteines that can participate in a covalent reaction across the entire proteome. We accomplish this by using a non-selective, cysteine specific chemical probe that has been designed to maximize both cysteine reactivity and mass-spectrometric detectability. This initial map, which has been elucidated in the absence of any other cysteine reactive small molecules, serves as the reference set of potential cysteine sites for covalent small molecule engagement. The screening step involves distribution of the biological sample containing the proteome of interest into individual sample wells. Each sample well then receives a different compound from our chemical library, and the compound has the opportunity to react with proteins that present a cysteine residue in a pocket that is selectively recognized by the compound. The cysteines that have reacted with the compound are considered “capped.” The remaining, uncapped cysteines that were not engaged by our library compounds are subsequently reacted with the same non-selective chemical probe from the mapping step. After proteolysis, the resulting peptides bound by the promiscuous probe are captured and subjected to mass spectrometric analysis. Peptides bearing cysteines that were capped by one of our library compounds are not captured for mass spectrometric analysis. The resulting loss of signal from the mass spectrometric profile allows us to precisely identify the cysteine-containing peptide sequence that reacted with the compound, and in turn the protein from which the peptide was derived. Using the mapping and screening sequence described above, we have developed protocols that provide complementary datasets: targeted methods that enable simultaneous screening of our entire collection of covalent small molecules against hundreds of reactive cysteines on high-value proteins of interest, or POI, as well as global methods to evaluate the overall specificity of selected compounds against all reactive cysteines in the proteome. Importantly, these methods can be used throughout the drug discovery and development continuum, from in vitro testing of more advanced compounds in cells, to whole blood and tissue samples derived from in vivo experiments.

Our approach allows us to efficiently mine the proteome to find cryptic functional pockets that were previously undiscovered or thought to be undruggable. Our chemoproteomic platform also provides selectivity and target engagement measurements providing a full view of each molecule’s reactivity across the entire proteome. The figure below shows an excerpt from a typical screening output from our chemoproteomic platform. Selected cysteine sites on target proteins are shown as rows, and individual compounds from our covalent library are shown in columns. Each column represents a different experimental sample and all the targets in that sample are measured in parallel. To illustrate the value of selectivity information, in the example below there are many compounds that potently inhibit target #1. However compound #25 does so with compelling selectivity, whereas many other compounds display off-target binding. In addition to selectivity information, the parallel nature of our screening approach allows us to simultaneously screen over 100 cysteine sites on proteins of high therapeutic interest with our entire covalent library, allowing for parallel discovery of highly compelling hits. In the example below, compound #29 binds with high selectivity to target #6. In traditional high throughput screening, a single target would be screened at a time, and this knowledge would be lost.

Our chemical library and chemoproteomic screening technology are seamlessly integrated and evolve together. As shown in the figure below, the discovery of druggable pockets on disease-related proteins increases as our covalent chemistry-based library of small molecules expands.

Integrated data portal

We have built an integrated data portal to interpret the volume of data generated by our chemoproteomic platform with a standard output of approximately 100,000 new data points per day. The portal is a cloud-based web interface that is designed to overlay our internally generated data with the latest public resources for human genetics and structural biology. Integrating these data streams allows us to generate unique insights into accessible pockets and focus our discovery efforts on previously undruggable targets. The portal is designed with two primary goals:

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Drive unique data insights. We have developed novel algorithms to characterize the proteome-wide behavior of each compound, predict our ability to target each cysteine, and guide iterative cycles of library build to generate a covalent library that is uniquely tuned to selectively uncover novel pockets. Our data portal currently holds over 75 million compound-cysteine interaction measurements from which algorithms can be trained and refined to drive proprietary insights into covalent drug discovery.

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Leverage public data. We leverage public databases of human genetic associations and cancer dependencies, important resources for understanding and predicting the functional importance of proteins and individual residues, for our target prioritization. Human mutational data are combined with models derived from structural biology to predict the functional impact of targeting specific cysteine residues on these priority targets. These public resources synergize with our empirical screening data to reveal novel and unique opportunities to modulate the function of disease-relevant protein targets.

Our platform’s advantages

Our platform has enabled us to identify hundreds of previously unknown functional pockets on well-validated protein targets implicated in a wide range of diseases, while simultaneously identifying compounds from our proprietary covalent chemistry library that interact in a highly selective manner with those pockets. We believe our chemoproteomic platform provides the following advantages over conventional small molecule screening techniques:

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Ability to screen any target in native state. Biochemical and in silico techniques typically require protein purification, which restricts targets to well-behaved soluble proteins or isolated protein domains—states that often do not reflect the native state of proteins in cells. We screen our small molecules against target proteins in either intact cells or cell lysates so that they remain in their native state. This is important because target proteins often work in complexes with other proteins and their function is dependent on how these complexes come together. This also enables our platform to probe PPIs. By screening our small molecules in this manner, our approach ensures that pharmacological effects induced by our molecules reflect induced alterations that occur in real physiological processes.

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The target protein and site are immediately identified in the screen. As mass spectroscopy can assess each protein’s unique amino acid sequence, when we find hit compounds in our screen, our technology allows us to quickly identify which cysteine, on which protein, our small molecules have covalently engaged.

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Discovery of cryptic functional pockets. Because our chemoproteomic platform involves making a covalent bond to exposed cysteines that are presented in any kind of binding pocket on proteins, we have routinely discovered a previously unknown or allosteric binding pocket on these target proteins. These pockets can be unique to a specific protein, unlike active sites on enzymes which are often shared among members of protein families.

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Ability to screen multiple targets simultaneously. When we screen our small molecules, one at a time, in whole cells, we are using our liquid chromatography and mass spectroscopy techniques that operate with high-throughput parallel processing to track the covalent binding of each small molecule to thousands of target proteins in one screening run.

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Ability to screen proteome-wide for selectivity. Compounds can be assessed for their selectivity to the target protein versus thousands of other human proteins, detecting both on-target and off-target binding events.

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No functional read-out is required in our screens. Our chemoproteomic platform uses highly sensitive mass spectroscopy to track the new covalent bond formed between our small molecules and the target proteins. This allows us to identify new hit compounds that we can drive toward a functional outcome, through direct modulation or degraders.

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Platform-enabled drug development efforts. We believe that the technology used to identify hits in the initial screens can be readily adapted to precisely define target engagement-pharmacologic effect relationships as the program progresses from preclinical into early clinical development.

Therapeutic application of our platform

Using our chemoproteomic platform technology, we have generated expansive insights into the locations and accessibility of novel protein pockets. As summarized below, we have surveyed over 75,000 cysteine residues across over approximately 12,500 unique proteins. We have elucidated over 800 novel pockets that are potentially amenable to binding with small molecules across over 250 validated targets of interest. From these, we have identified covalent small molecules from our library that bind to over 100 unique binding pockets across over 80 priority targets.

To determine the functional impact of early hits, we employ a combination of approaches including mining of public genetic databases, molecular dynamics, structural modeling, and direct evaluation of target functions in cell and biochemical settings. When our hits impact the function of the target protein, we call these direct functional modulators, or DFMs. We have successfully identified multiple novel pockets that can be bound by our hits to elicit functional impacts either as DFMs or degraders.

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Allosteric modulators. The majority of novel DFMs we have discovered are allosteric modulators, which are compounds that bind to a protein at one site and affect the structure, or shape, of the protein at a distant site in a way that impacts its function. Because all proteins rely on their specific structure to perform their biological role, allosteric modulators have the potential to impact even traditionally undruggable protein classes. As shown in the figure above related to the number of compounds in our library, we have identified multiple modulators of immune and oncogenic signaling, DNA repair and E3 ligases.

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Protein-protein interaction modulators. DFMs can also modulate PPIs. These interactions are critical for the function of many proteins and their surfaces are typically devoid of deep pockets typically needed to achieve high affinity interactions. In addition, the small molecule must effectively compete in the cell with the high affinity interaction between the two proteins. Our covalent approach provides multiple advantages for drugging PPIs. First, covalency allows for potent binding to shallow pockets with a reduced need for high affinity reversible interactions. This allows us to create smaller, more drug-like PPI modulators. Second, covalent engagement by our ligand can be achieved during periods when the two proteins are not interacting, avoiding direct competition with the PPI and dramatically reducing the required potency to achieve the desired impact. We believe that these two features will allow us to create highly efficient and drug like modulators of PPIs.

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Protein degraders. While certain cysteine sites on proteins can directly affect function through allosteric modulation or PPI, other cysteine sites that cannot alter function may serve as anchor points to effect protein degradation. Covalent heterobifunctional molecules that combine two distinct ligands, one reversible and one covalent, can induce the proximity of an E3 ligase to a therapeutically relevant POI leading to ubiquitination and degradation of the POI. This unique modality differentiates from functional modulation in several ways. First, POI degradation can result in the removal of both enzymatic and non-enzymatic functions of a protein to further impact biology beyond traditional enzymatic inhibition-restricted approaches. Second, the formation of a productive ternary complex requires that the heterobifunctional drug positions the two interacting proteins in a specific orientation that permits degradation of the POI. This conformational constraint can result in more selective targeting of the POI relative to that achievable by a conventional small molecule interaction with the POI. Third, in the case where the covalent bond is formed to the E3 ligase, the E3 ligase’s catalytic function is “hijacked” to target the POI for the lifetime of the E3 ligase in the biological system. Thus, POI degradation in the tissues can persist long after the decline of drug concentration in the blood. Finally, differential expression of E3 ligases in various tissues, in distinct subcellular compartments, such as the cytoplasm or nucleus, or preferentially in cancer cells relative to normal cells, provides an attractive opportunity to more precisely target certain POIs in tissues of interest.

Our approach allows us to diversify our drug development efforts across multiple modalities, including allosteric activators and inhibitors, protein stabilizers, PPI inhibitors and protein degraders.

Our programs

We are leveraging our proprietary chemoproteomic platform to advance a deep and diversified pipeline of highly selective small molecule therapeutics targeting high value, traditionally undruggable targets in oncology and immunology. Our lead programs target two key transcription factors, NRF2 and STAT3, and a DNA damage response protein, WRN. We own the worldwide rights to our KEAP1-NRF2 axis target programs and are developing the STAT3 targeted programs in collaboration with BMS and the WRN targeted program in collaboration with Roche. We expect to advance these programs through preclinical studies, identify our first product candidate and submit our first IND to the FDA in 2022. In addition, we are advancing multiple programs that are in earlier stages of development. We believe our novel, industrial scale chemoproteomic platform provides us with an opportunity to remove boundaries of druggability and develop therapies for patients with critical unmet medical needs across multiple therapeutic areas.

The figure below summarizes our pipeline of oncology and immunology programs:

Our KEAP1-NRF2 axis targeted programs for cancer and immune disorders

The KEAP1-NRF2 axis has attracted considerable interest as a therapeutic target in numerous and diverse human diseases. We have generated chemically distinct, orally bioavailable small molecules that we have observed toggle NRF2 activity down (inhibition or down regulation) or up (activation or upregulation) in preclinical studies in cell lines in culture as well as tissues and tumors in vivo. In cancer, aberrant NRF2 activation, including by mutation or in response to therapy, can be a critical adaptation of cancer cells to achieve a highly malignant and treatment resistant state. We are developing a highly selective inhibitor of NRF2 with the potential to improve treatment outcomes for cancer patients with NRF2 dependent tumors, such as NSCLC, ESCC or HNSCC. Upregulation of NRF2 activity leverages the anti-inflammatory responses stimulated by NRF2 to exert potential disease-modifying therapeutic effects in patients with inflammatory diseases. We are developing a highly selective activator of NRF2 with potential anti-inflammatory and tissue-protective properties for the treatment of IBD and other indications.

NRF2 inhibition for cancer

The problem

Although we have witnessed significant progress in the treatment of solid tumors, metastatic disease is still considered incurable, and a substantial unmet need exists for new therapies capable of supporting durable clinical responses and prolonging the lifespans of patients with advanced cancers. Most targeted therapies attack protein targets that, when mutated or aberrantly expressed, drive the development and progression of various cancers. NRF2 is a transcription factor that induces a gene transcription program that renders cells resistant to oxidative and other forms of stress. Published third-party clinical studies have shown that constitutive activation of NRF2 due to mutations in the KEAP1-NRF2 axis leads to accelerated disease progression and treatment resistance. A pan-cancer analysis of tumor tissue samples from patients with NSCLC-adeno, NSCLC-squamous, hepatocellular carcinoma, or esophageal carcinoma revealed that those patients with tumors bearing KEAP-NRF2 mutations displayed a 46% reduction in median overall survival relative to the patients with cancers bearing a non-mutated KEAP1-NRF2 axis.

Moreover, many of the most commonly used chemotherapeutic agents, including platinum analogs and taxanes, exert their cytotoxic effects in part through the induction of cell-damaging oxidative stress, which supports the prediction that inhibition of NRF2 function could increase the sensitivities of certain cancers to standard of care chemotherapies. The potential clinical impact of this prediction is underscored by observations that many cancers acquire high levels of NRF2 activity via non-genomic mechanisms; that is, in the absence of KEAP1-NRF2 axis mutations. Patients with these NRF2-activated cancers might obtain improved outcomes with combination therapies involving a NRF2 inhibitor and chemotherapy drugs.

Mutations in either KEAP1 or NRF2 are found at high levels in multiple cancer types, with the highest rates observed in NSCLC. KEAP1-NRF2 pathway mutations are found in ~17% of adeno-NSCLC and 21% of squamous-NSCLC. These mutation rates in adeno-NSCLC are comparable to common oncogenic drivers such as EGFR (31%) and KRAS (18%), and in squamous NSCLC represent the most frequent oncogenic mutations other than the loss of tumor suppressors such as p53 (58%) and LRP1B (37%). Beyond lung cancer, NRF2 mutations are highly prevalent in a range of squamous cell carcinomas including squamous cell carcinomas of the head, neck and esophagus.

Mutations in NRF2 are found nearly exclusively in two “hotspot” regions termed the “DLG” and “ETGE” sequence motifs that are involved in binding of NRF2 by KEAP1. Mutations in these regions hinder recognition of NRF2 by KEAP1, preventing NRF2 proteasomal degradation and leading to increased NRF2 levels. In contrast, KEAP1 mutations are much more widely distributed across the KEAP1 gene, consistent with a loss of function effect. Many KEAP1 mutations have been directly tested and shown to exhibit decreased ability to cause NRF2 degradation. Cancers with mutations in NRF2 or KEAP1 consistently show increased expression of NRF2 target genes in tumors, consistent with a selective pressure within cancers for NRF2 activation.

In addition, experimental evidence supports the premise that KEAP1 and NRF2 mutant cancers are dependent on NRF2 activity. Genome-wide shRNA and CRISPR screening have shown correlations between mutations in the KEAP1-NRF2 axis and sensitivity to NRF2 depletion. We have observed that deletion of the gene encoding a mutationally-activated form of NRF2 in human esophageal cancer cells completely abrogates tumor growth in mice.

NRF2 plays a key role in cancers in which the pathway is hyperactivated, contributing to growth, survival and aggressiveness of the cancer. Rather than being a cancer initiator, aberrant NRF2 activation is believed to be a necessary adaptation of cancer cells to achieve high rates of malignancy. Progressive tumor growth requires increased nutrient uptake and metabolism to meet the energetic and metabolic demands of continuously proliferating tumor cells. This altered metabolism in cancer cells, together with the stress imposed by oncogenic proteins and ongoing DNA damage can generate persistent oxidative stress that will result in cell death if not managed. NRF2 activation in cancer cells addresses this challenge by increasing expression of detoxification and antioxidant proteins, as well as genes in key metabolic pathways required for cell growth and DNA synthesis. Therefore, in certain established cancers, aberrant NRF2 activation represents a dependency that, if disrupted, could lead to tumor growth suppression. We believe that our NRF2 inhibitor will have the potential to improve treatment outcomes for patients with NRF2 pathway mutations and possibly additional cancer types where NRF2 is activated.

Our solution and preclinical data

We used our chemoproteomic platform to discover covalent and selective small molecules that inhibit NRF2 transcriptional output by increasing KEAP1 directed proteasomal degradation of NRF2. These molecules target a single cysteine residue in the NRF2 pathway with high potency and selectivity.

Consistent with our known mechanism of action, our NRF2 inhibitors reduce NRF2 levels only in settings where KEAP1 and NRF2 are able to physically interact with each other. This mechanistic constraint allows for coverage of NRF2 “DLG” region mutations, a subset of KEAP1 mutations known as “ANCHOR” mutations, and wild type KEAP-NRF2. In all three settings, NRF2 and KEAP1 can interact with each other, but in the NRF2 and KEAP1 mutant settings, the ability of KEAP1 to promote NRF2 proteolytic degradation is impaired. As shown in the figure below our NRF2 inhibitors decrease NRF2 transcriptional activity in a NRF2 “DLG” mutant cell line, KYSE70, a KEAP1 ANCHOR mutant cell line, H1623, and a KEAP-NRF2 wild-type cell line, PC(9). Because our mechanism is allosteric, we can identify compounds with differing levels of impact on NRF2 transcriptional activity. VVD-706 was an early compound from our efforts, while VVD-332 and VVD-065 are more potent compounds resulting from focused medicinal chemistry efforts.

Consistent with the figure below, we generally observe stronger activity from our ligands in the NRF2 “DLG” mutant, and KEAP-NRF2 wild-type settings relative to KEAP1 ANCHOR mutants.

NRF2 transcriptional activity was determined in three different, NRF2-mutated cancer cell lines bearing a NRF2 reporter gene construct containing a ARE-linked to a firefly luciferase gene, or ARE-Luc. (Left) Compares the effect of our ligands on ARE-Luc activity to that observed after complete knockout of the NRF2 gene in this cell line.

Our NRF2 inhibitors inhibit the growth of the NRF2 “DLG” mutant KYSE70 cell line, in three dimensional spheroid cultures as seen in the figure below. The degree of growth inhibition between the three compounds ranks as predicted based on cellular NRF2 inhibition, with VVD-706 showing only modest inhibition, and the more optimized compounds VVD-332 and VVD-065 showing near complete growth inhibition.

The growth of KYSE70 cell spheroids in three-dimensional cultures was determined in the presence of “drug vehicle,” or DMSO only, or during treatment with the indicated NRF2 inhibitor compounds. The growth inhibition, or GI value, was calculated by subtracting the measurement at the start of treatment from the measurement in each sample at the end of the experiment on day nine. Each sample measurement was then normalized to the no-vehicle control, which was set equal to 100%. A GI value of 0% indicates complete blockade of spheroid growth. The numbers at the top of each bar indicate the spheroid growth as a percentage of the no-vehicle control.

We have focused on the generation of increasingly more potent and selective, orally bioavailable inhibitors of NRF2-dependent gene expression in vivo. Experiments were conducted with tumor xenografts derived from a NRF2 “DLG” mutated esophageal squamous carcinoma line. The left panel of the figure below depicts the results of a pharmacodynamic study in which we measured the effects of our compounds on the protein products of NRF2-regulated target genes. The results show a progressive increase in the pharmacodynamic effect of our compounds as the chemistry advanced from VVD-706 to VVD-065. The right panel of the figure depicts results from a KYSE70 tumor xenograft study. The figure shows that treatment of the mice with VVD-065 causes a near-complete cessation of tumor growth, and that treatment with a combination of VVD-065 and cisplatin causes tumor regression.

In vivo pharmacodynamic and antitumor activities of NRF2 antagonists. (Left) Expression of selected NRF2-inducible genes was monitored by quantitation of the encoded protein products via targeted (parallel reaction monitoring) mass spectrometry in lysates prepared from KYSE70 tumor xenografts excised from mice treated with the indicated compounds or vehicle. Mice were administered compounds orally twice per day for 14 days. Bars represent the average signal of six NRF2-induced proteins relative to vehicle controls. Dots represent values from individual tumors. (Right ) Mice bearing established KYSE70 tumors were treated with the NRF2 inhibitor VVD-065, Cisplatin, VVD-065 plus Cisplatin, or with drug vehicle only. VVD-065 was administered orally twice daily starting on day 11. Cisplatin was given once weekly starting on day 14. Data presented as mean tumor volume +/- standard error of the mean.

Development strategy

In preclinical studies, our molecules have demonstrated consistent and robust inhibition of NRF2 activity in the setting of NRF2 “DLG” mutant cancers. In this setting we have identified compounds that achieve greater than 95% inhibition of NRF2 activity.

We expect to initially focus on squamous cancers harboring NRF2 “DLG” mutations and, provided we are able to demonstrate safety and preliminary efficacy, we intend to explore additional NRF2 mutant tumor types as well as select KEAP1 mutant cancers. We estimate that over 10,000 patients per year in the United States are diagnosed with NRF2 “DLG” mutant cancers, with nearly 50% of these being squamous NSCLCs. Squamous carcinomas are highly aggressive cancers with very limited treatment options and NRF2 mutated squamous cancers have a particularly poor prognosis, due mainly the rapid onset of resistance to chemotherapy and radiotherapy, leading to disease relapse and progression.

Our NRF2 inhibitor could have broad applications in combination settings with chemotherapy, immunotherapy and radiotherapy in specific indications, including both KEAP1-NRF2 mutant as well as KEAP1-NRF2 wild-type cancers. Clinically, squamous lung cancers with NRF2-activating mutations respond poorly to standard of care chemotherapy, most notably, platinum-based regimens. Clinical evidence also indicates that NSCLC patients with KEAP1-NRF2 mutations are relatively resistant to cancer immunotherapy with antibodies targeting PD-1 or PD-L1 immune checkpoint blockade antibody-mediated inhibition of PD-1—PD-L1.

NRF2 activation for inflammatory disease

We believe NRF2 activators have the potential to treat a wide variety of diseases where oxidative damage, insufficient stress resistance and chronic inflammation contribute to the underlying pathophysiology. NRF2 activators could be beneficial in conditions such as IBD by inducing gene programs that (1) suppress inflammatory processes, (2) reduce leukocyte trafficking and (3) restore epithelial barrier integrity. Preclinical characterization of our NRF2 activators has revealed that these agents reduced several disease-relevant markers of inflammation and tissue damage in multiple rodent models of colitis. These findings support an initial clinical entry for our NRF2 activator program in IBD.

The problem

It is estimated that approximately 2.5 million U.S. adults have inflammatory bowel disease and suffer from chronic, life-long inflammation of the gastrointestinal tract. The two most commonly observed forms of this condition, Crohn’s disease, or CD, and ulcerative colitis, or UC, involve shared pathogenic mechanisms, but their distinct clinical presentation suggests that non-overlapping forms of immune dysfunction are also present. As shown in the figure below, common pathophysiological features of IBD include (1) compromised epithelial barrier integrity, (2) chronic tissue inflammation and (3) increased leukocyte trafficking to the tissues. Currently approved therapies for IBD target leukocyte trafficking and inflammation, but do not directly address epithelial barrier integrity.

Orally delivered immunosuppressants such as 5-aminosalicylates, corticosteroids, azathioprine, cyclosporine and methotrexate form the backbone of most treatment paradigms. When these oral therapies prove insufficient, patients typically progress to immunosuppressive biologics such as anti-TNF agents (infliximab, adalimumab), integrin-targeting antibodies (natalizumab, vedolizumab) or IL-23-targeting antibodies (ustekinumab). Despite these therapeutic options, a substantial need exists for new treatment modalities, especially for patients with mild-moderate disease, since none of the currently marketed biologics are approved for this patient population. In addition, a significant number of moderate-severe patients are not adequately served by currently approved therapies. For instance, approximately 30% of moderate-severe IBD patients treated with anti-TNFa monoclonal antibodies are primary non-responders and some 30–40% become refractory over time. In some of these cases, patients may be treated with the pan-Jak inhibitor, tofacitinib, but this drug is limited by safety concerns and therefore carries a black-box warning. In general, the inability of current therapies to fully control IBD is reflected by the fact that approximately 75% of CD patients and an estimated 23–45% of UC patients ultimately require surgery.

The intestinal epithelium is a semi-permeable barrier that allows for the selective passage of nutrients while preventing the invasion of luminal microbes into the underlying intestinal tissue. Loss of epithelial barrier integrity is a prominent feature of IBD and may be responsible for fueling a cascading series of hyperinflammatory responses after resident innate immune cells encounter bacterial products that leak through the normally impermeable intestinal wall. Localized inflammation, including the generation of toxic free radicals from immune cells, promotes a vicious cycle in which loss of epithelial barrier integrity and immune activation chronically exacerbate one another. Activation of the NRF2 pathway directly counteracts several of the mechanisms that contribute to these pathological processes in both epithelial and immune cells. For example, one of the best characterized roles of NRF2 is the transcriptional upregulation of gene products that participate in anti-oxidative mechanisms to minimize free radical-induced cell death and improve cell resiliency. Moreover, several studies have linked NRF2 activation to enhancement of tight junction formation in intestinal epithelial cells through upregulation of proteins such as zona occludens-1, occludin and claudin-1. In addition, NRF2 activation can attenuate the ability of bacterial products to trigger the production of inflammatory mediators such as TNFa, IL-1ß, IL-6 and IL-23 within macrophages and dendritic cells, which are specialized immune cells present just beneath the epithelial layer of the intestine and play an important role in sensing barrier breach and initiating inflammation. The unique spectrum of bioactivities afforded by NRF2 activators could help address this significant unmet medical need through modulation of all three underlying pathologic disease mechanisms associated with IBD as outlined in the figure above, including direct modulation of epithelial barrier integrity.

Our solution and preclinical data

We used our chemoproteomic platform to discover covalent and selective small molecule activators of the NRF2 pathway. As shown in the figure below, addition of optimized compounds such as VVD-702 to cells results in nuclear localization of NRF2 and increased NRF2 mediated transcription of reporter genes, in this case, ARE Luciferase.

VVD-702 induces nuclear translocation of NRF2 and transcriptional upregulation of a NRF2 reporter gene construct. (Left) HUVEC cells were incubated with increasing concentrations of VVD-702 for five and a half hours before being fixed and stained for NRF2 to assess its nuclear translocation. Since different compounds can produce different maximal responses, a positive control compound capable of inducing NRF2 nuclear translocation, 3-(yridine-3-ylsulfonyl)-5-(trifluoromethyl)-2H-chromen-2-one, or PSTC, was used in each experiment as a bridging control. (Right) HEK 293T cells were transfected with a plasmid engineered to contain consensus NRF2 binding sites, commonly known as antioxidant response elements, or AREs, in the upstream promoter region of a luciferase reporter gene. These cells were subsequently incubated with increasing concentrations of VVD-702 and luciferase activity was assessed six hours later by measuring luminescence in the presence of substrate and ATP to demonstrate induction of NRF2 transcriptional activity. Data in the NRF2 nuclear translocation assay and the ARE-luciferase assay are the aggregate of five and four independent runs, respectively and presented as mean +/- standard error of the mean.

Given the well documented role of NRF2 in controlling innate immune cell-mediated responses, we investigated the utility of our NRF2 activator in a number of inflammatory settings both in vitro and in vivo. Mouse bone marrow derived dendritic cells, or BMDCs, were used as a model system to explore the impact of NRF2 activation on IL-23 production in response to a bacterial product, lipopolysaccharide, or LPS, stimulation since this pathway has direct relevance to IBD where IL-23 plays a clinically validated pathogenic role. As shown below, VVD-702 was capable of robustly suppressing LPS-mediated IL-23 production in stimulated BMDCs.

VVD-702 suppresses LPS-induced IL-23 production in primary mouse dendritic cells. Mouse bone marrow derived monocytes were differentiated for six days to a dendritic cell phenotype and pretreated with increasing concentrations of VVD-702 or DMSO negative control for 90 minutes. Cells were next stimulated with 100 ng/ml LPS to induce cytokine production and supernatants were analyzed for IL-23 five hours later using an enzyme-linked immunosorbent assay (ELISA)-based detection method. Data are the aggregate of three independent runs (each with duplicate samples) and presented as mean +/- standard error of the mean.

To further enhance our understanding of the anti-inflammatory activity of VVD-702, we investigated its potential in animal models of inflammation. We analyzed serum cytokines and chemokines from mice given an intraperitoneal injection of LPS to mimic a bacterial-mediated inflammatory event. LPS-mediated inflammation is a common phenomenon in IBD as bacteria pass through localized regions of compromised mucosal barrier within the GI tract. VVD-702 suppressed numerous chemokines (MCP-1, CXCL10, CXCL3 and CXCL4) as well as IL-6 in this acute model of inflammation (see figure below). Chemokines promote the influx of leukocytes, such as neutrophils and macrophages, to sites of inflammation and dampening this process through NRF2 activation therefore has the potential to reduce inflammation-mediated tissue damage that can result when excessive amounts of these cells are recruited into local tissue beds.

Oral dosing of VVD-702 downregulates chemokine and cytokine levels in mice challenged with LPS. Mice were orally dosed daily for three days (PO QDx3) and then challenged with an intraperitoneal injection of 10 mg/kg LPS. Plasma was collected four hours post-LPS challenge and analyzed for both cytokines and chemokines using a bead-based immunoassay (LegendPlex). Data presented as a scatter dot plot with the mean of the group represented by a bar.

We next investigated the efficacy of VVD-702 in a mouse model of colitis where agonistic CD40 antibodies are used to activate antigen presenting cells, or APCs. There is evidence that inflamed intestinal tissue from IBD patients contains CD40-expressing APCs, which can be stimulated to produce inflammatory mediators by closely associated T cells that express the agonistic ligand for the CD40 receptor, CD40L. The CD40 colitis model is conducted in RAG-deficient mice that lack B and T cells in order to more specifically focus on the role of APCs in response to CD40-mediated immune activation. Both IL-12 and IL-23 are known to contribute to inflammation in this model and IL-12/23 antagonism is clinically validated in IBD. We therefore used a commercially available IL-12/23-targeting antibody that is capable of antagonizing both of these cytokines as a positive control. As shown below, treatment of CD40-stimulated animals with VVD-702 reduced serum TNFa and colonic IL-1ß, as well as numerous other cytokines at both early and late timepoints. These data demonstrate that NRF2 activation can play a beneficial role in helping to control inflammatory pathways known to be active in IBD.

VVD-702 dampens systemic and colonic inflammatory markers in a CD40 agonist-induced mouse model of colitis. VVD-702 was orally dosed twice daily in Rag2 knockout mice, starting three days prior to disease induction with agonistic anti-CD40 antibody. A bead-based immunoassay (Luminex) was utilized to measure serum TNFa on day three post disease induction (left) as a measure of systemic inflammation and colonic IL-1ß on day seven (right) as a measure of intestinal inflammation. Data presented as a scatter dot plot with the mean of the group represented by a bar.

Frequent extravasation and tissue infiltration of leukocytes contribute to the inflammatory cycle in IBD. Multiple therapeutic approaches in clinical development or already approved therapies address leukocyte trafficking and include integrin (etrolizumab, natalizumab, vedolizumab) and cell adhesion molecule targeting antibodies (ontamalimab). Our NRF2 activators significantly suppressed the production of numerous immune cell-recruiting chemokines and adhesion molecules in the CD40 colitis model, such as CCL2, CCL7, CXCL10, CXCL13, S100A9, CCL24, VCAM-1 and ICAM-1. These alterations were associated with a reduction in macrophage infiltration as indicated by decreases in the expression of F4/80 within the proximal colon, which is a selective biomarker for the presence of macrophages. Representative data sets are depicted in the figure below.

VVD-702 reduces colonic leukocyte recruitment and infiltration in a CD40 agonist induced mouse model of colitis. VVD-702 was orally dosed twice daily in Rag2 knockout mice, starting three days prior to disease induction with agonistic anti-CD40 antibody. On day seven post-disease induction, colon tissue was harvested from all animals and changes in colonic transcript levels of chemoattractants, cell adhesion molecules and leukocyte markers were assessed by a NanoString instrument. Data presented as a scatter dot plot with the mean of the group represented by a bar.

During active intestinal inflammation associated with a loss of epithelial barrier integrity, infiltrating neutrophils and/or their secreted contents may enter the lumen of the bowel, where they can be detected in the feces of patients. Fecal calprotectin is a well characterized neutrophilic biomarker that has been demonstrated to correlate with IBD disease activity and severity in humans. We therefore measured this biomarker as an indicator of overall barrier integrity at day seven in the CD40 colitis model. As demonstrated below, our NRF2 activator effectively prevented the appearance of this disease biomarker in the feces of treated mice. These results were also consistent with histological evaluation of the proximal colon that demonstrated preservation of epithelial layers and goblet cell clusters upon treatment with NRF2 activators.

VVD-702 preserves intestinal barrier integrity in the CD40 colitis model. VVD-702 was orally dosed twice daily in Rag2 knockout mice, starting three days prior to disease induction with agonistic anti-CD40 antibody. (Left) On day seven post-disease induction, fecal calprotectin was assessed by ELISA in pooled samples from each treatment group in duplicate measurements. (Right) Colon tissue was harvested from all animals on day seven post-disease induction and processed for histological analysis using Haemotoxylin and Eosin, or H&E, staining. Representative cross-sectional images from the proximal colon are depicted for each treatment group.

In summary, we have discovered selective small molecule activators of the NRF2 signaling axis and show here that an example of this series, VVD-702, reduces cytokine and chemokine production, adhesion protein expression, and immune cell infiltration while also robustly preserving intestinal barrier integrity in a mouse model of CD40-induced colitis. We believe that our NRF2 inhibitors have the potential to derive therapeutic benefit through the modulation of all three underlying pathological disease characteristics of IBD, including direct modulation of epithelial barrier integrity.

Development strategy

We are prioritizing indications where oxidative damage and chronic inflammation are underlying pathological drivers of the disease conditions. We plan to use clinical learnings from Phase 1b/2 studies in IBD to inform the development plans for this program and other potential indications.

Our STAT3 targeted programs for inflammatory diseases and cancer

In collaboration with BMS, we are developing orally bioavailable inhibitors of STAT3 for inflammatory diseases and cancer. STAT3 belongs to a family of seven highly conserved transcription factors that are activated by phosphorylation on a critical tyrosine residue, which triggers the assembly of STAT3 homodimers or heterodimers with other STAT family members. STAT3 functions as a downstream signal transducer from a diverse set of cytokine and growth factor receptors. Although STAT3 itself has long been recognized as an attractive target in inflammatory and malignant diseases, transcription factors are, in general, notoriously difficult to drug. Drugs targeting the upstream protein tyrosine kinases that phosphorylate STAT3, such as JAK1, JAK2, JAK3 and TYK2, have been approved or are in late-stage clinical development for the treatment of autoimmune diseases and cancer. In addition, antibodies directed against IL-6, the IL-6 receptor and IL-23, which are upstream components of cytokine signaling systems that result in STAT3 activation, have demonstrated clinical activity in various disease settings. However, these agents, which target only subsets of the upstream activating signals that converge on STAT3, fail to capture the full spectrum of activities that could be suppressed by a direct inhibitor of STAT3. Our small molecule allosteric inhibitors block STAT3 binding to DNA by interacting with a pocket in the protein that is distinct from the DNA-binding region, thereby inducing a conformational change that negatively impacts the function of the DNA-binding domain. In preclinical studies, our current lead molecules have been shown to be capable of provoking near complete inhibition of STAT3 function at nanomolar concentrations.

STAT3 inhibition for inflammatory disease

We have discovered potent and selective allosteric inhibitors of STAT3 that prevent this transcription factor from binding DNA. We believe that STAT3 inhibitors have the potential to treat a variety of autoimmune conditions linked to TH17 cell dysfunction and/or pathogenic signaling through the IL-6 family of cytokines. We plan to study our STAT3 inhibitors in a number of autoimmune diseases, such as psoriasis, psoriatic arthritis, rheumatoid arthritis and IBD.

The problem

Chronic inflammatory diseases caused by autoimmunity affect approximately 14.7 million patients in the United States alone, and the incidence is rising. Autoimmune diseases associated with cytokines known to signal through STAT3 include psoriasis, psoriatic arthritis, rheumatoid arthritis, IBD as well as diseases with a lower incidence but an equally debilitating impact such as giant cell arteritis and polymyalgia rheumatica. Autoimmune conditions such as psoriasis, psoriatic arthritis and IBD are multifactorial diseases that ultimately involve tissue damage and cytokine imbalances. IL-12, IL-23, IL-17, and IL-6 form part of a common network of cytokines derived from TH1 and TH17 cells that mediate disease pathology in each of these inflammatory diseases. The dominant role of these inflammatory mediators in disease pathology is evidenced by the success of approved antibodies targeting these cytokine signaling pathways. A critical role for STAT3 in the pathogenesis of TH17-mediated diseases in humans has been recently highlighted by several genome-wide association studies, which demonstrated strong associations between STAT3 variants and increased or reduced risk of inflammatory bowel disease, psoriasis and multiple sclerosis, depending on whether the variant leads to increased or decreased expression and/or function of STAT3. Similarly, published experiments by third-parties in knock-out mice have demonstrated that the loss of STAT3 strongly attenuates TH17-dependent disease development in preclinical models of experimental autoimmune encephalitis, or EAE, and colitis.

Our solution

Inhibiting multiple cytokine pathways simultaneously via STAT3 inhibition has the potential to more efficiently address multi-layered immune dysfunction compared to approaches that target only a single signaling pathway. Conversely, mechanisms that are overly broad or insufficiently selective, such as JAK inhibition, can be dose-limited by safety challenges to such an extent that they are unable to fully cover STAT3 over the course of a dosing cycle. We hypothesize that the limited, but important, set of cytokine functions that can be inhibited by our STAT3 selective compounds will allow for simultaneous inhibition of IL-6, IL-11, IL-23 and oncostatin M signaling while also robustly inhibiting TH17 cell function. This unique pattern of signaling inhibition may be particularly useful for diseases with involvement of both TH17 cells and signaling from members of the IL-6 family of cytokines. For example, some patients who initially respond to anti-TNF drugs develop resistance through mechanisms that are thought to involve STAT3-dependent cytokines such as oncostatin M. In these patients, STAT3 inhibitors might be able to address different stages of the disease, including moderate stages that involve TH17 cells as well as later phases associated with anti-TNF treatment failure and resistance driven by cytokines such as oncostatin M. Therefore, we believe that a strong rationale exists for targeting STAT3 in numerous autoimmune diseases, especially those linked to TH17 and IL-6 cytokine family-mediated pathology.

Preclinical data

Using our chemoproteomic platform, we uncovered a novel pocket on STAT3 and optimized compounds that selectively and potently engaged this target. We initially examined the inhibitory activities and the selectivity of our STAT3 inhibitors with recombinant STAT3 and STAT1 proteins in a biochemical double stranded DNA, or dsDNA, binding assay. As demonstrated in the figure below, compounds from our lead series effectively prevented STAT3 from binding to dsDNA. These compounds inhibited STAT3 dsDNA binding >130-285-fold more potently than STAT1 dsDNA binding.

Assessment of compound selectivity for STAT3 versus STAT1 using biochemical DNA binding assay. Compound was added to assay buffer containing recombinant STAT3 or STAT1 in a three-fold dose response run in duplicate. After 10 minutes, dsDNA oligomers containing consensus binding sites for either STAT3 or STAT1 were added, followed by HTRF detection reagents to assess the level of STAT binding to dsDNA.

IL-10 signals predominantly through STAT3 and this cytokine was therefore utilized to establish on-target functional assays of STAT3 activity in primary human immune cells. In human macrophages, IL-10/STAT3 stimulation causes the upregulation of the CD64 receptor on the surface of these cells, which can be readily measured by flow cytometry. The expression of this surface receptor can also be induced by interferon gamma, or IFNg, but in this context STAT1 is the primary driver of gene transcription. Thus, assessing CD64 expression after either IL-10 or INFg stimulation of macrophages can be used to measure the STAT3 versus STAT1 selectivity of our compounds. The figure below demonstrates that compounds from our lead series are capable of potently preventing STAT3 transcriptional activity in primary human immune cells with selectivity ranges over STAT1 approaching 100-fold.

Assessment of compound selectivity for STAT3 versus STAT1 using cytokine induced expression of CD64 in primary human macrophages. Primary human monocyte-derived macrophages were treated with compound using a three-fold dilution dose response run in duplicate. Cells were stimulated with either IL-10 or IFNg to induce surface expression of CD64 in a STAT3- or STAT1-dependent manner, respectively. After 24 hours, cell surface expressed CD64 was quantitated by flow cytometry. Data from a representative donor are presented as mean +/- standard error of the mean.

Given the importance of STAT3 in maintaining TH17 function, and the clinical relevance of this these cells in numerous autoimmune diseases, we next evaluated the performance of our STAT3 inhibitors in this cell type. Preexisting TH17 memory cells will secrete IL-17A in response to agonistic T-cell receptor stimulation with anti-CD3 antibodies and stimulation with IL-6 or IL-23. Human peripheral blood mononuclear cells, or PBMCs, which contain previously differentiated CD4+ TH17 memory cells, were stimulated according to the protocol, in the absence or presence of our STAT3 inhibitor, and the culture supernatants were examined for secreted IL-17A. Selective inhibition of STAT3 by our compounds dose dependently reduced the amount of IL-17A secreted by memory CD4+ TH17 cells present in normal human PBMCs.

Inhibition of IL-17A production in human memory CD4+ TH17 cells. Human PBMCs were treated with compound using a three-fold dilution dose response run in duplicate. After 96 hours, cell culture supernatants were analyzed for secreted IL-17A using a bead-based immunoassay (LegendPlex). Data from a representative donor and presented as mean +/- standard error of the mean.

EAE is a commonly used experimental model to test the effect of modulating TH17 biology on disease severity. Disease is induced by immunizing with myelin oligodendrocyte glycoprotein, or MOG, and severity can be assessed by measuring clinical score every two days. As shown in the figure below, a daily oral dosing of our STAT3 inhibitor molecule led to significant inhibition of disease severity as assessed by clinical score. This inhibition was comparable to that provoked by an antagonist of the sphingosine 1-phosphate receptor, or S1PR, FTY720, which is a clinically approved agent for the treatment of the neuro-inflammatory disease, multiple sclerosis.

Reduction of disease severity in MOG EAE model. Compound was orally dosed once daily, starting on day eight post-disease induction, after disease symptoms first became evident in the pretreatment cohort Data presented as mean clinical score +/- standard error of the mean.

Development strategy

We plan to study our orally bioavailable STAT3 inhibitors in a number of autoimmune diseases, such as psoriasis, psoriatic arthritis, rheumatoid arthritis and IBD, in which STAT3 signaling is known to play a prominent role.

STAT3 inhibition in oncology

Numerous publications have implicated STAT3 activation in both cancer development and therapeutic resistance to targeted therapies, or REFs. Our strategy is to complement our STAT3 inflammatory disease program with a second STAT3 inhibitor focused on oncology. Our clinical development plan is expected to include TCL, a disease that is enriched for subtypes that bear activating mutations in the JAK-STAT3 pathway and are known to require STAT3 signaling for viability and proliferation, and solid tumors in these cancers.

The problem

Mature T-cell lymphoma, or MTCL, and natural killer/T-cell lymphoma, or NKTCL, encompass a biologically and clinically heterogeneous set of hematologic cancers that afflict approximately 4,900–8,100 patients in the United States. Many of the subtypes within these two major lymphoma groups are associated with constitutive STAT3 activation due to genetic alterations in upstream activating proteins or STAT3 itself. One of the MTCL subtypes is acute large cell lymphoma, or ALCL, which is further subdivided based on expression of the ALK into ALK+ and ALK- subsets. Activated STAT3 is observed in 84–95% of the tumors obtained from ALK(+) ALCL patients and 47–88% of the tumors from ALK(+/-) ALCL patients. Both ALCL subsets bearing the activated STAT3 phenotype exhibit strong dependency on STAT3 signaling for viability and proliferation. Immune evasion is also a mechanism contributing to disease progression in MTCL and NKTCL, and STAT3 activity can be an important driver of expression of the immunosuppressive PD-L1 protein in these cancers.

Our solution

Chemotherapy combinations such as cyclophosphamide, doxorubicin, vincristine, and prednisone, or CHOP have been effectively used to treat patients with ALK+ ALCL, but 25–30% of patients eventually relapse with aggressive disease and have a poor prognosis. More recently, brentuximab vendotin, which is a CD30-targeting antibody-drug conjugate, has been approved as a first line treatment in combination with chemotherapy in ALCL patients. Approximately 43% of patients treated with brentuximab vendotin do not achieve a complete response, and have a poor prognosis, with the majority succumbing to their disease within 18 months. Given the clear oncogenic role of STAT3 in many MTCL subtypes, and the unmet need in these patients, we believe that our STAT3 inhibitors could significantly impact both the quality of life and outcomes in these patients.

Preclinical data

We initially tested the effect of our STAT3 inhibitor on the proliferation of ALK+ ALCL cell lines in culture and observed strong antiproliferative effects as demonstrated below.

Inhibition of cell growth and/or viability in ALK+ ALCL cell lines. Cultured ALK+ ALCL cell lines were treated with compound using a three-fold dilution dose response in duplicate. After 96 hours, cell growth and/or viability was measured by Cell TiterGlo. Data presented as assay mean +/- standard error of the mean.

These compound-mediated decreases in cell growth generally matched the observed target occupancy potencies as well as the IC50s for STAT3 target gene inhibition in SUP-M2 cells, suggesting the effects were due to on-target activity.

Inhibition of STAT3-dependent gene expression in the SUP-M2 ALK+ ALCL cell line. Cultured SUP-M2 cells were treated with compound using a three-fold dilution dose response in triplicate. After 24 hours, RNA was isolated, converted to cDNA and the gene expression levels of interleukin-6 receptor subunit alpha, or IL6R, and PD-L1, were measured by quantitative polymerase chain reaction, or qPCR.

Finally, as shown in the figure below, we also demonstrated that our orally bioavailable STAT3 inhibitors were capable of inhibiting SUP-M2 tumor growth in heterotopic mouse xenograft models.

Anti-tumor activity of Vividion STAT3 inhibitors in the SUP-M2 xenograft model. Compound was orally dosed twice daily, starting on day six post-implant, once subcutaneously growing SUP-M2 tumors reached approximately 100 mm3 in size. Data presented as mean tumor volume +/- standard error of the mean.

Development strategy

We first plan to conduct a Phase 1 dose escalation clinical trial, followed by a Phase 1b clinical trial consisting of two arms. The first arm of the clinical trial is expected to include patients with select solid tumors, pending the generation of additional preclinical data demonstrating robust tumor intrinsic STAT3 dependencies. The second arm of the clinical trial is expected to be in patients with ALK (+/-) ALCL.

WRN inhibition for cancer

The problem

Human genomes are under continuous assault by endogenous and environmental factors that can damage DNA. Moreover, when cells divide, they must accurately replicate approximately 6.4 billion base pairs of DNA and segregate the resulting 92 chromosomes equally into the two daughter cells. To ensure that any incurred genomic damage is corrected in a timely fashion, evolution has endowed mammalian cells with a complex array of DNA damage sensing and repair, or DDR, proteins. The maintenance of genomic stability at the cellular level is critical to maintain the fitness of the entire organism, and to avoid the onset of degenerative diseases, including cancer.

Many cancer cells contain mutations that compromise the functions of the DDR machinery. The resulting genomic instability causes these cancers to rapidly generate a high level of diversity from cell to cell, called tumoral heterogeneity. This tumoral heterogeneity is a major factor in cancer progression and in the rapid development of therapeutic resistance to modern-day targeted therapies. Mutations that weaken the DDR apparatus also increase the sensitivity of cancer cells to DNA damage-inducing radiation and cancer drugs. Conventional DNA-damaging chemotherapeutic agents, many of which have been used clinically for decades, derive a substantial proportion of their therapeutic activities from the compromised DDR functions found in many cancers. Unfortunately, these agents indiscriminately inflict DNA damage on both cancer cells and normal cells, which explains the significant adverse effects associated with cytotoxic chemotherapy.

The concept of “synthetic lethality” has attracted attention as a mechanism to attack cancer cells bearing specific mutations in the DDR machinery. In genetic terms, synthetic lethality is a relationship between two genes, whereby loss of either single gene is permissive for cell survival and growth, whereas loss of function of both genes is lethal to the cell. The archetypal example of synthetic lethality in oncology involves the clinically validated sensitivity to PARPi in cancers that have mutationally inactivated either of the DDR proteins, BRCA1 or BRCA2. Synthetic lethal therapy in cancer has attracted significant interest in oncology drug development because it is expected to selectively target cancer cells with certain DDR mutations while sparing normal cells and tissues that have fully functional DDR machinery.

Recently, multiple publications have described a notable case of synthetic lethality that has yet to be exploited therapeutically. Cancers that have incurred loss of function mutations in DDR proteins involved in DNA mismatch repair are strongly dependent on the function of another DDR protein called WRN. Defects in mismatch repair are found in a variety of cancers, including, most commonly CRC, gastric, endometrial, and esophageal cancers. Mismatch repair-deficient cancer characteristically exhibits a clinically detectable abnormality in genomic DNA, termed MSI. Cancers that exhibit high levels of MSI are designated MSI-H and are particularly vulnerable to inhibition of WRN function. The specificity of this synthetic lethal response is underscored by an observation in a third-party study that CRC cell lines that are microsatellite stable, or MSS, are unaffected by loss of WRN function. Collectively, these published findings have spurred interest in the development of WRN inhibitors for the treatment of MSI cancers.

Although the exact mechanism through which genetic depletion of WRN selectively impacts the proliferation and viability of MSI-H cancer cells is not completely understood, recent evidence indicates that MSI-H cancer cells accumulate abnormal DNA structures that must be resolved to allow for normal DNA replication. WRN function is required for the dismantling of these structures; in the absence of WRN, proliferating MSI-H cells suffer extensive DNA damage and cell death. We believe that a drug that inhibits WRN in a way that impedes its ability to correct the abnormal DNA present in MSI-H cells could be an effective therapeutic agent in MSI-H cancers.

Our solution and preclinical data

The WRN protein exhibits two distinct enzymatic activities. The amino terminal region of the protein contains an exonuclease domain that digests DNA in a 3’ to 5’ direction. The function of this domain is poorly defined, but it may play a role in supporting high-fidelity DNA replication. The helicase domain is located midway through the

WRN polypeptide sequence, and functions to unwind or deconvolute a variety of DNA structures, including those found at the ends of chromosomes, or telomeres, and those formed as intermediates during certain types of DNA repair. Studies in which the WRN protein was mutated to specifically inactivate either the exonuclease domain or the helicase domain have clearly shown that WRN’s helicase activity is specifically required to maintain the viability of MSI-H cells. Therefore, a minimal requirement for the development of WRN inhibitors for cancer treatment is that these inhibitors suppress the helicase activity of WRN; alternatively, the entire protein could be eliminated via a degrader strategy.

As shown in the figure below, we have identified novel WRN inhibitors that selectively inhibit WRN’s helicase activity, with no effect on the related Bloom syndrome helicase, or BLM.

Assessment of compound activity and selectivity for WRN versus BLM using a biochemical helicase assay. Compound was added to assay buffer containing recombinant human WRN or BLM in a three-fold concentration-response format run in duplicate. After 60 minutes, fluorophore-quencher labeled dsDNA oligomers were added in the presence of a ten-fold excess of unlabeled single-stranded DNA and the reaction was allowed to proceed for an additional 30 minutes, followed by fluorescence detection to assess the level of helicase-mediated release of the reporter strand from the dsDNA intermediate.

As shown in the figure below, subsequent experiments confirmed that our WRN inhibitors were able to reproduce third-party published results based on genetic depletion of the WRN protein in MSI-H cell lines. The results in the left panel demonstrate, in a cell growth and viability assay, that our WRN inhibitors exert highly selective antiproliferative effects on a MSI-H CRC cell line versus a MSS CRC line. The right panel shows the results of direct nuclear counting as a measure of cell number and confirms a near-complete block of cellular proliferation at sub-micromolar concentrations of our WRN inhibitors.

Selective inhibition of cell growth in MSI-high cell lines. (Left) Cultured MSI-H HCT-116 cells or MSS SW480 cells were treated with compound in a three-fold dilution concentration-response format in duplicate. Pretreatment baseline and post-120 hours of compound treatment were measured by Cell TiterGlo. Maximal cell growth relative to DMSO control was calculated using the formula: (treatment t5 - t0) / (DMSO t5 - t0) x 100. Data are presented as assay mean +/- standard error of the mean. (Right) MSI-H HCT-116 cells were treated with compound in a three-fold dilution concentration-response format in quadruplicate. The change in nuclear counts over a five-day period, starting from pretreatment baseline, was used as a measure of cell growth. Data are presented as assay mean +/- standard error of the mean and were obtained from Hoechst dye-stained cells using the Perkin-Elmer Operetta CLS High Content Analysis System and Harmony quantitation software.

In the short-term assays described above, we observed that our WRN inhibitors were able to completely block cell proliferation, but we did not see clear evidence of cell death. When cells experience significant amounts of DNA damage, they can enter a state of “suspended animation” due to a block in cell cycle progression through either growth phase 1 or G1, or through growth phase 2 or G2. During this time of growth arrest, cells typically attempt to repair DNA damage prior to resumption of proliferation: if the damage is irreparable, cells will eventually die over a longer time frame. The DNA damage-arrested cells may also undergo characteristic morphological changes such as an increase in nuclear size. As shown in the figure below, we observed that treatment of MSI-H HCT-116 cells with one of our WRN inhibitors for five days induced a near-tripling in the nuclear area, consistent with the activation of a DNA damage response.

WRN inhibitor-dependent increase in nuclear size after treatment of MSI-high cell lines. (Left) Cultured HCT-116 cells (MSI-H) were treated with compound in a three-fold dilution concentration-response format in quadruplicate. Mean nuclear area was measured in Hoechst dye- stained cells using the Perkin-Elmer Operetta CLS High Content Analysis System and Harmony quantitation software. Data were obtained from pretreatment baseline (t=0) and post-120 hours of compound treatment and is presented as assay mean +/- standard error of the mean. (Right) Relative size of nuclei in DMSO treated versus compound treated MSI-H HCT-116 cells at day five. Representative images depicted for comparison of nuclear size (20X objective; all images at same magnification).

To assess the induction of DNA damage more directly, we treated cells with our WRN inhibitors for three days and stained the nuclei for phospho-histone 2AX, or phospho-H2AX. This histone coats nuclear DNA and is phosphorylated in response to DNA strand breakage. As shown in the figure below, treatment of two MSI-H CRC lines triggered concentration-dependent increases in phospho-H2AX, indicating that these cells suffered significant DNA damage.

Induction of phospho-H2AX (S139) in MSI-high HCT-116 and LoVo cells. (Left) HCT-116 and LoVo cells were plated in 24-well plates and treated with compound in a three-fold concentration-response format in duplicate. Phospho-H2AX (phospho-Serine-139) levels were measured by immunofluorescence at day 3 post-treatment. Data are presented as assay mean +/- standard error of the mean. (Right) Representative images of phospho-H2AX levels in DMSO versus compound-treated wells (20X objective; all images at same magnification).

The clonogenic or colony-forming assay is a well-established method to determine the impact of cytotoxic agents on the ability of cancer cells to replicate themselves in sufficient numbers to form a visible colony. The figure below shows that treatment of MSI-H HCT-116 cells with our WRN inhibitors suppress colony formation in a concentration-dependent fashion.

Inhibition of colony formation in MSI-H HCT-116 cells. (Left) HCT-116 cells (MSI-H) were plated at low densities in 24-well plates and treated with compounds in a three-fold dilution concentration-response format. Colony formation was measured at day seven post-treatment by staining fixed cells with crystal violet and manually counting colonies using a phase contrast microscope. (Right) Representative images of colony formation in DMSO versus compound treated wells.

In summary, we have identified compounds that selectively inhibit the DNA helicase activity of WRN, and that provoke DNA damage and cell growth arrest in MSI-H cancer cells but not in cells lacking the abnormal MSI-H genotype.

Development strategy

Approximately 150,000 patients in the United States are expected to be diagnosed with CRC this year and 15-20% of patients with CRC display the MSI-H genotype. We plan to enroll CRC patients diagnosed as having MSI-H disease in Phase 1 clinical trials. We expect that the enrollment criteria will include patients that have failed front-line therapy with either chemotherapy or anti-PD-1 antibodies. We plan to dose-escalate cohorts of these patients with our WRN inhibitor to obtain a recommended Phase 2 dose and, pending an acceptable efficacy and safety profile, we would then proceed to proof-of-concept Phase 2 clinical trials.

Other programs

We believe our novel, industrial scale chemoproteomic platform provides us with an opportunity to remove boundaries of druggability. Beyond our NRF2, STAT3 and WRN programs, we are also developing programs against other high value targets known to drive cancer and immune disease. Although we are currently focused on oncology and immunologic diseases, our internal capabilities provide a clear opportunity to expand into other disease areas with high unmet need in the future. We will continue to leverage our unique insights into finding and binding cryptic functional pockets on currently intractable biology-validated protein targets to discover, develop and commercialize small molecule therapies that can transform the lives of patients suffering from devastating cancers and immune disorders.

Manufacturing

We do not own or operate manufacturing facilities for the production of any of our future product candidates, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely, and expect to continue to rely for the foreseeable future, on third-party contract manufacturers for all our required raw materials, drug substance and drug product needs for preclinical research and clinical trials. We do not have long-term agreements with any of these third parties. We also do not have any current contractual relationships for the manufacture of commercial supplies of any of our future product candidates and do not plan to enter into any until further into clinical development. If any of our products are approved by any regulatory agency, we intend to enter into agreements with a third-party contract manufacturer and one or more back-up manufacturers for the commercial production of those products. Development and commercial quantities of any products that we develop will need to be manufactured in facilities, and by processes, that comply with the requirements of the FDA and the regulatory agencies of other jurisdictions in which we are conducting clinical research or seeking approval.

All our currently progressing, future potential product candidates are compounds of low molecular weight, generally called small molecules. They can be manufactured from readily available starting materials in reliable and reproducible synthetic processes that are amenable to scale-up and do not require specialized equipment in the manufacturing process. We expect to continue to develop future product candidates that can be produced relatively cost-effectively at contract manufacturing facilities

Sales and marketing

Given our stage of development, we have not yet established a commercial organization or distribution capabilities. We intend to build a commercial infrastructure to support sales of any of our approved future product candidates. We expect to manage sales, marketing and distribution through internal resources and third-party relationships. In addition to our collaborations with BMS and Roche, we will opportunistically explore commercialization partnerships, particularly with entities who have strong capabilities in geographies outside the United States. As our future product candidates progress through our pipeline, our commercial plans may change. Clinical data, the size of the development programs, the size of our target markets, the size of a commercial infrastructure and manufacturing needs may all influence our commercialization strategies.

Competition

The pharmaceutical and biotechnology industries are characterized by intense competition and rapid innovation. While we believe that our technology, development experience, and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including large multinational pharmaceutical companies, established biotechnology companies and specialty pharmaceutical companies, which have materially greater financial, manufacturing, marketing, research and drug development resources than we do. Large pharmaceutical companies in particular have extensive expertise in preclinical and clinical testing and in obtaining regulatory approvals for drugs. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient enrollment in clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. In addition, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection with respect to potentially competitive products or technologies. These organizations may also establish exclusive collaborative or licensing relationships with our competitors.

We are a company that leverages covalent interactions between small molecules and proteins to address previously undruggable targets for human diseases through direct modulation of protein function or protein degradation. Other companies, including Frontier Biosciences, Inc. and Scorpion Therapeutics, Inc., are developing chemoproteomic approaches to drug discovery. Competitors in our efforts to develop small molecule protein degrader therapies, including Arvinas, Inc., which is in clinical development, and Nurix Therapeutics, Inc., C4 Therapeutics Inc. and Kymera Therapeutics, Inc., each of which is in preclinical development. Additional competitors that employ direct functional modulation include Relay Therapeutics, Inc. and Frontier Biosciences, Inc.

We are also aware of both private and public companies with KEAP1-NRF2 and STAT3 transcription factor programs and WRN targeted programs in development. These companies include, but are not limited to, Reata Pharmaceuticals, Inc. and yTy Therapeutics LLC, which each have NRF2 activators in clinical development, Tvardi Therapeutics, Inc., which has a STAT3 inhibitor in clinical development, Kymera Therapeutics, Inc. and Roivant Sciences which have STAT3 protein degraders in preclinical development, IDEAYA Biosciences, Inc., which has a WRN targeted program in preclinical development in collaboration with GlaxoSmithKline plc, Nimbus Therapeutics, LLC, which has WRN targeted programs in preclinical development, and Beactica Therapeutics AB, which has WRN inhibitors in preclinincal development in collaboration with the University of Dundee. Further, several large pharmaceutical companies have disclosed preclinical investments in this field. Our competitors will also include companies that are or will be developing other products for the same indications that we are targeting. Many of these indications already have approved standards of care which may include either novel or more traditional therapeutic modalities.

Our commercial opportunity could be substantially limited in the event that our competitors develop and commercialize products that are more effective, safer, less toxic, more convenient or cheaper than our comparable products. In geographies that are critical to our commercial success, competitors may also obtain regulatory approvals before us, resulting in our competitors building a strong market position in advance of our product’s entry. We believe the competitive factors that will determine the success of our programs will be the efficacy, safety, pricing and reimbursement, and convenience of our future product candidates.

Intellectual property

Our success depends in part on our ability to obtain, maintain, protect and enforce intellectual property and proprietary protection for our future product candidates and other discoveries, inventions, trade secrets and know-how that we believe are critical to our business operations, including, for example, our platform, cryptic functional pockets, future product candidates and methods of using the same, as well as any other relevant inventions and improvements that we believe to be commercially important to the development of our business. To this end, we obtained an exclusive license from TSRI capturing background technology to our platform and new discoveries from our co-founder Benjamin Cravatt’s academic lab in order to develop and maintain our proprietary and intellectual property position. A comprehensive discussion on risks relating to intellectual property is provided under the section of this prospectus titled “Risk factors—Risks related to intellectual property.”

As of March 31, 2021 we own one pending U.S. patent application, one pending European patent application and two pending Patent Cooperation Treaty, or PCT, applications, which, if issued (or in case of provisional or PCT applications, if issued from future non-provisional or national stage applications that we file), are expected to expire between 2038 and 2041, not including any patent term adjustments or extensions that may be available. Additionally, we co-own with TSRI two issued U.S. patents directed to an E3 ligase composition of matter, two pending U.S. patent applications and one pending PCT application. The issued patents and the pending patent applications, if issued (or in case of PCT applications, if issued from national stage applications that we file), are expected to expire in 2038, not including any patent term adjustments or extensions that may be available. In addition, under our agreement with TSRI, we have acquired an exclusive license to four issued U.S. patents, one issued European patent, seven pending U.S. patent applications, two pending PCT applications and eleven pending foreign patent applications, including in Europe, Japan and Canada. These issued patents, directed to methods using the chemoproteomic platform, and the pending patent applications, covering our background technologies, if issued (or in case of PCT applications, if issued from national stage applications that we file), are expected to expire between 2034 and 2040, not including any patent term adjustments or extensions that may be available.

For our E3 program, as of March 31, 2021, we own, co-own, or hold an exclusive license to two issued U.S. patents directed to composition of matter, five pending U.S. patent applications and two pending PCT applications. The issued patents and pending patent applications, if issued (or in case of provisional or PCT applications, if issued from future non-provisional or national stage applications that we file), are expected to expire between 2038 and 2041, not including any patent term adjustments or extensions that may be available. These patents in the E3 degrader program include two U.S. patents which issued in 2020, which are expected to expire in 2038, not including any patent term adjustments or extensions that may be available, and validate a U.S. patent strategy for protection of novel pockets discovered using our platform technology.

We do not currently own or license any issued patents or pending patent applications covering our product candidates, including our KEAP1-NRF2 target axis programs, STAT3 targeted programs and WRN targeted program.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file patent applications, including the U.S., the patent term is 20 years from the earliest date of filing a non-provisional patent application. In addition, in the U.S., in certain instances, a patent term can be extended by a patent term adjustment to recapture a portion of the U.S. Patent and Trademark Office, or the USPTO, review period in issuing the patent and/or by patent term extension to account for a portion of the term effectively lost as a result of the FDA regulatory review period, and a patent term may be shortened if a patent is terminally disclaimed over an earlier filed patent. As with other biotechnology and pharmaceutical companies, our ability to maintain and solidify our proprietary and intellectual property position for our future product candidates will depend on our success in obtaining effective patent claims and enforcing those claims if granted. However, our owned and licensed pending patent applications, and any patent applications that we may in the future file or license from third parties, may not result in the issuance of patents. We also cannot predict the breadth of claims that may be allowed or enforced in our owned or licensed patents or whether such claims, if issued, will cover our future product candidates, provide sufficient protection from competitors or otherwise provide any competitive advantage. Any issued patents that we have or may receive or in-license in the future may be challenged, invalidated, narrowed, held unenforceable, infringed or circumvented. In addition, because of the extensive time required for clinical development and regulatory review of a product candidate we may develop, it is possible that, before any of our future product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby limiting the protection such patent would afford the respective product and any competitive advantage such patent may provide.

Vividion will seek to continue to develop a patent estate that attempts to maximize the value of our pipeline through strategic filings and by understanding the technology landscape. In addition to patent protection, we rely upon unpatented trade secrets and confidential know-how and continuing technological innovation to develop and maintain our competitive position. However, trade secrets and confidential know-how are difficult to protect. We seek to protect our intellectual property and other proprietary information, in part, by having confidentiality terms in our agreements with companies with whom we share proprietary and confidential information in the course of business discussions, and by having confidentiality terms in our agreements with our employees, consultants, scientific advisors, clinical investigators, and other contractors and also by requiring our employees, commercial contractors, and certain consultants and investigators, to enter into invention assignment agreements that grant us ownership of any discoveries or inventions made by them while in our employ. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, grant us ownership of technologies that are developed by the applicable counterparty. However, these agreements may not provide meaningful protection, and we cannot guarantee that we have executed such agreements with all relevant counterparties. These agreements may also be breached, and we may not have an adequate remedy for any such breach. In addition, our trade secrets and/or confidential know-how may become known or be independently developed by a third party, or misused by any collaborator to whom we disclose such information. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain or use information that we regard as proprietary. Although we take steps to protect our proprietary information, third parties may independently develop the same or similar proprietary information or may otherwise gain access to our proprietary information. To the extent that our collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. As a result, we may be unable to meaningfully protect our trade secrets and proprietary information.

Key intellectual property agreements

Master research and collaboration agreement with the Bristol-Myers Squibb Company

On March 1, 2018, we entered into a master research and collaboration agreement, or the BMS Agreement, with Celgene Corporation, now BMS, to leverage our platform to screen for drug candidates against a select number of prespecified oncology, immunology and neurodegenerative therapeutic targets. The number of targets that could be covered by the BMS Agreement is in the low teens.

Under the BMS Agreement, we are responsible for discovery and preclinical research, the costs of which are borne by us prior to BMS opt-in. The initial term of the discovery and preclinical portion of the collaboration is four years, with the opportunity for BMS to extend for another two years for an additional payment. BMS has certain exclusive options to enter into a separate development and commercialization agreement with us, exercisable on a collaboration target-by-collaboration target basis at the time of IND application acceptance for the first program against such collaboration target.

In consideration for the discovery work and exclusive licenses granted to BMS under the BMS Agreement, BMS made a one-time upfront payment to us consisting of a non-refundable, $95.0 million cash payment. For STAT3, if BMS exercises its option at the time of IND application acceptance, we would enter into an agreement for the parties to co-develop and co-commercialize globally and share equally all global development costs and global profits and losses and we would be the lead party with respect to developing and commercializing all resulting products against that collaboration target in the United States, including booking sales in the United States. BMS would be the lead party with respect to developing and commercializing all resulting products against that collaboration target in the rest of the world. For other programs where BMS exercises its option at the time of IND application acceptance, we would grant an exclusive, worldwide license to BMS, including for the first such program, or we would enter into an agreement for the parties to co-develop and co-commercialize in the United States, with the parties sharing equally U.S. development costs and U.S. profits and losses and BMS having an exclusive license in the rest of the world, or an agreement for the parties to co-develop and co-commercialize globally and share equally all global development costs and global profits and losses. We may opt out of cost and profit and loss sharing, in which case BMS would lead development and commercialization and we would receive a royalty on worldwide sales.

In addition to the upfront payment, we are eligible to receive, upon the first achievement of certain opt-in, clinical, regulatory and sales milestones for each licensed product under the target programs, up to an aggregate of (i) $367.5 million for programs for which we grant an exclusive worldwide license to BMS, (ii) $180.0 million for programs for which parties share equally U.S. development costs and U.S. profits and losses and BMS has an exclusive license in the rest of the world, and (iii) $100.0 million for programs for which the parties co-develop and co-commercialize globally and share equally all global development costs and global profits and losses. We are also eligible to receive up to an aggregate of $367.5 million upon the first achievement of certain opt-in, clinical, regulatory and sales milestones for each licensed product under additional programs outside of the target programs. Except to the extent of profit and loss sharing in the United States or globally, we are also eligible to receive, on a product-by-product basis, tiered royalties in the mid-single digit to low teens percentage range on annual net sales of any commercial products that may result from the collaboration, subject to certain customary reductions.

Unless earlier terminated, the BMS Agreement will expire upon the later of the end of the term of discovery and preclinical research and opt-in periods for products directed against collaboration targets, or if any of the opt-in rights are exercised, the term of the applicable license agreement or co-development and co-commercialization agreement entered into by the parties, which would continue for the duration of payment obligations under the applicable agreement. BMS may terminate the BMS Agreement for convenience for one or more programs directed to collaboration targets upon 90 days’ prior written notice. Either party may terminate the BMS Agreement in its entirety or as to one or more programs directed to collaboration targets upon the other party’s uncured material breach or upon bankruptcy or insolvency of the other party. Upon termination of the BMS Agreement, subject to surviving rights and obligations, the parties’ rights and obligations will terminate for any programs other than those for which the parties entered into a license agreement or co-development and co-commercialization agreement prior to termination, and our rights to any compounds that we own would revert to us, except for in the case of BMS termination for our breach, bankruptcy or insolvency, BMS may opt-in to certain programs for which our activities had not been completed as of the time of such termination for which we provide a summary of results.

Concurrently with the execution of the BMS Agreement, BMS purchased 6,550,000 shares of our convertible preferred stock at a price of $0.90 per share, resulting in gross proceeds to us of approximately $5.9 million.

Collaboration, option and license agreement with F. Hoffmann La Roche Ltd. and Hoffman-La Roche Inc.

On April 3, 2020, we entered into a worldwide collaboration, option and license agreement, or the Roche Agreement, with Roche, to leverage our platform to discover, research and develop small molecules for a select number of prespecified oncology and immunology therapeutic targets. The number of targets that could be covered by the Roche Agreement is in the low twenties. Subject to certain limitations, Roche may elect to replace the initial targets with other therapeutic targets to the extent available.

Under the Roche Agreement, we are responsible for discovery and preclinical research, the costs of which will be borne by us prior to prespecified opt-in points. The term for the discovery and preclinical activities is 39 months, with the Roche Agreement continuing on a program-by-program basis where Roche has exercised certain options. Pursuant to the Roche Agreement, we granted to Roche certain options, exercisable on a collaboration target-by-collaboration target basis only after prespecified preclinical milestones have been reached. For programs where Roche exercises their option prior to lead optimization, we will grant to Roche a worldwide exclusive license to develop, manufacture and commercialize compounds against the collaboration target.

For other programs for which we continue preclinical development activities with respect to a collaboration target, Roche may opt-in at the next preclinical development milestone. For a subset of those collaboration targets for which Roche has opted in at this stage, we have an exclusive option, or the Vividion Option, exercisable, at our sole discretion and with no additional payment to Roche, that includes the right for us to conduct clinical development through a predefined clinical proof of concept stage. In such case, we and Roche will share equally costs from the time of Roche’s opt-in through completion of the clinical proof of concept study. For any program where Roche exercises its option and either there is not a Vividion Option on that program or we do not exercise the Vividion Option on that program, we will grant to Roche a worldwide exclusive license to develop, manufacture and commercialize compounds against the collaboration target.

Further, for such programs where we exercised the Vividion Option, upon completion of a clinical proof of concept study, Roche may opt-in to obtain a worldwide exclusive license to develop, manufacture and commercialize products against the collaboration target in such program. If Roche has opted in at this stage, we have an exclusive option with respect to the first product in such program, or the Vividion Sharing Option, exercisable at our sole discretion, that includes the right to (i) fund a portion of global development costs for products directed against such collaboration target in the applicable field of use and (ii) share equally in the net profits and net losses of commercializing products directed against such collaboration target in the applicable field of use in the United States.

In consideration for the discovery work and exclusive licenses granted to Roche under the Roche Agreement, Roche made a one-time non-refundable upfront cash payment to us of $135.0 million. In addition to the upfront payment, we are eligible to receive, upon the first achievement of certain opt-in, preclinical, clinical, regulatory and sales milestones, up to an aggregate of (i) $283.0 million for each program for which Roche exercises its option prior to lead optimization and we do not exercise the Vividion Option, (ii) $502.0 million for which Roche exercises its option at the next preclinical development milestone and we do not exercise the Vividion Option, (iii) $446.0 million for each program for which Roche exercises its option after clinical proof of concept and we do not exercise the Vividion Sharing Option or we exercise the Vividion Sharing Option but, prior to the dosing of the last patient in the last clinical trial of such program, opt not to share U.S. net profits and net losses, (iv) $137.5 million for each program for which we exercise the Vividion Sharing Option, and (v) $436.0 million for each program for which we exercise the Vividion Sharing Option but, after the dosing of the last patient in the last clinical trial of such program, opt not to share U.S. net profits and net losses.

On May 31, 2021, in accordance with the Roche Agreement, we received notification from Roche that it had selected a collaboration target, our WRN inhibitor, as a nominated program based on our achievement of a prespecified preclinical milestone. Pursuant to the terms of the Roche Agreement, Roche is obligated to pay a non-refundable program nomination fee of $12.5 million to us.

In addition, we are eligible to receive tiered royalties ranging from mid-single digit to mid-teen percentages on annual net sales of any commercial products that may result from the collaboration, except for those where Roche opts in after clinical proof of concept and the Vividion Sharing Option is not exercised or we exercise the Vividion Sharing Option but opts out of sharing U.S. net profits and losses, for which we are eligible to receive tiered royalties in the low teens to high teens percentage range, subject to certain customary reductions and excluding sales in the United States of any products for which we exercise our Vividion Sharing Option, for which we share equally in net profits and net losses.

Unless earlier terminated, the Roche Agreement will expire on the last to expire royalty term, and is the later of (i) 10 years from the first commercial sale of the licensed product in the country or (ii) the last to expire valid claim within the licensed patent in the country. In addition, Roche may terminate the agreement for convenience upon 90 days’ prior written notice if prior to the first commercial sale or upon 180 days’ prior written notice if after the first commercial sale, and either party may terminate the agreement in its entirety or on a program-by-program or product-by-product basis for the other party’s uncured material breach or to terminate the Roche Agreement for bankruptcy or insolvency of the other party, and we may terminate for a patent challenge by Roche. Subject to surviving rights and obligations, upon termination both parties’ rights and obligations will terminate and, in the event of any termination of the Roche Agreement other than for our breach or insolvency, we will be able to proceed with the terminated programs subject to rights granted by Roche to the extent it is able to do so and payment of royalties to Roche depending upon the stage of development at the time of termination.

License agreement with The Scripps Research Institute

On January 6, 2016, we entered into a license agreement, or the TSRI License, pursuant to which TSRI granted us an exclusive, worldwide, royalty-bearing license to certain licensed patent rights and technical information with the right to sublicense such rights. We previously entered into a research funding and option agreement with TSRI on September 15, 2014, or the TSRI Agreement, pursuant to which: (i) we provided certain funding to TSRI to support its research related to chemical proteomics in the laboratory of Dr. Cravatt, one of the members of our board of directors, and (ii) we received an exclusive option to license all patent rights and technology arising under the TSRI Agreement on the terms and conditions set forth in the TSRI Agreement. The patents and technology covered by the TSRI License relate to portions of our chemoproteomic platform or to an E3 ligase composition of matter, but are not used in our KEAP1-NRF2, STAT3 or WRN programs.

Under the TSRI License, TSRI reserves the right to: (i) use the licensed patent rights and technical information solely for any internal research or educational purposes and (ii) grant non-exclusive, internal, non-commercial research and educational use licenses to other nonprofit or academic institutions to the licensed patent rights and technical information without such other nonprofit or academic institutions being obligated to pay us any royalties or compensation. In addition, TSRI’s rights and obligations are subject to the rights of the U.S. government, including march-in rights. TSRI directs and controls the preparation, filing, prosecution and maintenance of the licensed patents in consultation with us and at our expense. We have the first right to enforce such licensed patents at our expense. We are obligated to use commercially reasonable efforts to research, develop and commercialize products under the TSRI License.

Pursuant to the TSRI License, we agreed to pay TSRI a nonrefundable minimum annual royalty of $25,000 that is due on January 1 of each calendar year, provided, however, that the minimum annual payment obligation for a calendar year will be waived if we enter into any sponsored research agreement with TSRI that was in effect during the preceding calendar year. The minimum annual payments are credited against running royalties due for that calendar year but shall not be credited against milestone payments or sublicensing payments, if any, or against royalties due for any preceding or subsequent calendar year. Under the TSRI License, we agreed to pay TSRI running royalties on a country-by-country basis at a percentage in the low single digit range based on net sales of each licensed product and each other product. If after a certain amount of time there are no U.S. licensed patent rights allowed, the royalty rate shall reduce to less than one percentage of net sales.

Pursuant to the TSRI License, we agreed to pay TSRI for certain development milestones. We could owe TSRI up to an aggregate of $1.9 million per product in milestone payments based on the first achievement of certain clinical and regulatory milestones. On January 3, 2017, we entered into a first amendment to the TSRI License with TSRI, pursuant to which we modified the milestone deadlines under the TSRI License.

Unless earlier terminated, the TSRI License and the licenses granted thereunder will terminate upon termination of our royalty obligations upon the last to expire valid claim of a licensed patent right that covers such licensed product in such country. The TSRI License may be terminated by mutual written consent of both parties or upon 90 days’ written notice by us. TSRI may also terminate the TSRI License if: (i) we do not make a required payment and fail to cure such non-payment within 30 days after written notice by TSRI, (ii) we default on any material obligation and fail to cure within 60 days after notice from TSRI, (iii) we have not achieved certain development milestones within the time prescribed and we have failed to use commercially reasonable efforts in our performance of research and development of the products, then upon 90 days’ notice from TSRI, (iv) we file for bankruptcy or are determined by a court of competent jurisdiction to be bankrupt and such proceedings are not dismissed within 60 days, (v) we are convicted of a felony related to the development, manufacture, use, sale or marketing of the products or (vi) immediately if we directly or indirectly institute any challenge with respect to any of TSRI’s licensed patent rights. In the event that a sublicensee challenges any of TSRI’s licensed patent right, TSRI has the right to terminate only that portion of the license granted to us that relates to the product to which such sublicensee has been granted a sublicense.

Upon the expiration of the TSRI License, the license granted to us will become royalty-free, fully paid up, irrevocable and perpetual. Upon the termination of the TSRI License prior to the scheduled expiration date of the TSRI License, the licenses granted to us shall terminate and revert to TSRI.

In consideration for the rights and licenses granted to us by TSRI under the TSRI License, we agreed to issue TSRI shares of our common stock, which number of shares equaled 5% of our fully diluted capitalization as of the effective date of the TSRI License, or the Initial TSRI Issuance. Pursuant to the TSRI License, we agreed to issue TSRI additional shares of our common stock following each subsequent sale of our equity securities, whether in one or a series of transactions, which occur after the Initial TSRI Issuance, until we received aggregate gross proceeds from the sale of our equity securities of $10.0 million, or the Funding Threshold, in order to maintain TSRI’s equity ownership at 5% of our fully diluted capitalization. On February 5, 2016, in connection with the equity grants to TSRI, we entered into a stock issuance License with TSRI, pursuant to which we issued TSRI an aggregate of 500,000 shares of our common stock for the Initial TSRI Issuance. Following the Initial TSRI Issuance, we issued TSRI an aggregate of 1,482,628 additional shares of our common stock in order to maintain TSRI’s equity ownership at 5% of our fully diluted capitalization. We satisfied the Funding Threshold and no longer have an obligation to issue TSRI additional shares of our common stock in order to maintain TSRI’s equity ownership at 5% of our fully diluted capitalization. Pursuant to the TSRI License, we also granted TSRI the right to participate in our future private equity offerings following our satisfaction of the Funding Threshold in order to maintain TSRI’s equity ownership interest of our fully diluted shares. On January 7, 2020, we entered into a letter agreement with TSRI, pursuant to which TSRI agreed to become a party to our second amended and restated investors’ rights agreement, as amended, and to have the preemptive rights thereunder supersede TSRI’s preemptive rights under the TSRI Agreement.

Government regulation

Government authorities in the United States, at the federal, state and local level and in other countries and jurisdictions extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

FDA approval process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA pursuant to the Federal Food, Drug and Cosmetic Act and other federal and state statutes and regulations that govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as clinical hold, the FDA refusal to approve pending NDAs warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

Pharmaceutical product development for a new product or certain changes to an approved product in the U.S. typically involves preclinical laboratory and animal studies, the submission to the FDA of an IND, which must become effective before clinical testing in the US may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA premarket approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.

Preclinical studies include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal studies to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical studies must comply with federal regulations and requirements, including good laboratory practices. The results of preclinical studies are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long-term preclinical studies, such as animal studies of reproductive toxicity and carcinogenicity, may continue after the IND is submitted. A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical studies in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin. Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations, (ii) in compliance with good clinical practice, or GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors as well as (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving studies on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. Imposition of a clinical hold may be full or partial. The study protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board, or IRB, for approval. The IRB will also monitor the clinical trial until completed. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated checkpoints based on access to certain data from the trial.

Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence of effectiveness. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the drug for a particular indication, dosage tolerance and optimum dosage, and to identify common adverse effects and safety risks. If a drug demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. A single trial may be sufficient in rare instances, including (i) where the trial is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible or (ii) when in conjunction with other confirmatory evidence.

These phases may overlap or be combined. For example, a Phase 1/2 clinical trial may contain both a dose-escalation stage and a dose-expansion stage, the latter of which may confirm tolerability at the recommended dose for expansion in future clinical trials (as in traditional Phase 1 clinical trials) and provide insight into the anti-tumor effects of the investigational therapy in selected subpopulation(s). Typically, during the development of oncology therapies, all subjects enrolled in Phase 1 clinical trials are disease-affected patients and, as a result, considerably more information on clinical activity may be collected during such trials than during Phase 1 clinical trials for non-oncology therapies.

The manufacturer of an investigational drug in a Phase 2 or 3 clinical trial for a serious or life-threatening disease is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for expanded access.

After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. The FDA approval of the NDA is required before marketing of the product may begin in the U.S. The NDA must include the results of all preclinical, clinical and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture and controls. Additionally, other clinical studies to further assess pharmacokinetics and/or safety and efficacy in special populations or to assess drug interactions may be required prior to or after an NDA submission.

The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication. The applicant under an approved NDA is also subject to annual program fees. The FDA adjusts the user fees on an annual basis, and the fees typically increase annually.

The FDA reviews each submitted NDA before it determines whether to file it, based on the agency’s threshold determination that it is sufficiently complete to permit substantive review, and the FDA may request additional information. The FDA must make a decision on whether to file an NDA within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is filed, the FDA begins an in-depth review of the NDA. The FDA has agreed to certain performance goals in the review of NDAs. Most applications for standard review drug products are reviewed within ten to twelve months and most applications for priority review drugs are reviewed in six to eight months. Priority review can be applied to drugs that the FDA determines offer major advances in treatment or provide a treatment where no adequate therapy exists. The review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late submitted information, or information intended to clarify information already provided in the submission. The FDA does not always meet its goal dates for standard and priority NDAs, and the review process can be extended by the FDA requests for additional information or clarification.

The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an outside advisory committee, typically a panel that includes clinicians and other experts—for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.

Before approving an NDA, the FDA will conduct a preapproval inspection of the manufacturing facilities for the new product to determine whether they comply with current good manufacturing practice, or cGMP, requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also typically inspects one or more clinical trial sites to ensure compliance with GCP requirements and the integrity of the data supporting safety and efficacy.

After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter, or CRL, generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application, such as additional clinical data, additional pivotal clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a CRL is issued, the applicant may resubmit the NDA addressing all of the deficiencies identified in the letter, withdraw the application, engage in formal dispute resolution or request an opportunity for a hearing. The FDA has committed to reviewing resubmissions in two or six months depending on the type of information included. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval.

If, or when, the deficiencies identified in the CRL have been addressed to FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the drug outweigh the potential risks to patients. A REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of an NDA supplement or, in some case, a new NDA, before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

Disclosure of clinical trial information

Sponsors of clinical trials of FDA regulated products, including drugs, are required to register and disclose certain clinical trial information. Information related to the product, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed in certain circumstances for up to two years after the date of completion of the trial. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

Orphan drugs

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States but for which there is no reasonable expectation that the cost of developing and making the product for this type of disease or condition will be recovered from sales of the product in the United States.

Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The first NDA applicant to receive FDA approval for a particular active moiety to treat a rare disease for which it has such designation is entitled to a seven-year exclusive marketing period in the United States for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity by means of greater effectiveness, greater safety, or providing a major contribution to patient care, or in instances of drug supply issues. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Other benefits of orphan drug designation include tax credits for certain research and an exemption from the NDA user fee.

Breakthrough therapy designation

The FDA is also required to expedite the development and review of applications for approval of drugs that are intended to treat a serious or life-threatening disease or condition where preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. Under the breakthrough therapy program, the sponsor of a new product candidate may request that the FDA designate the product candidate for a specific indication as a breakthrough therapy concurrent with, or after, the filing of the IND for the product candidate. The FDA must determine if the product candidate qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor’s request. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process, providing timely advice to the product sponsor regarding development and approval, involving more senior staff in the review process, assigning a cross-disciplinary project lead for the review team and taking other steps to design the clinical studies in an efficient manner.

Accelerated approval

Accelerated approval may be granted for a product that is intended to treat a serious or life-threatening condition and that generally provides a meaningful therapeutic advantage to patients over existing treatments. A product eligible for accelerated approval may be approved on the basis of either a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. The accelerated approval pathway is most often used in settings in which the course of a disease is long, and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large studies to demonstrate a clinical or survival benefit. The accelerated approval pathway is contingent on a sponsor’s agreement to conduct additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. These confirmatory trials must be completed with due diligence and, in most cases, the FDA may require that the trial be designed, initiated and/or fully enrolled prior to approval. Failure to conduct required post-approval studies, or to confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the product from the market on an expedited basis. All promotional materials for future product candidates approved under accelerated regulations are subject to prior review by the FDA.

Pediatric information

Under the Pediatric Research Equity Act, or PREA, NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted except that PREA will apply to an original NDA for a new active ingredient that is orphan-designated if the drug is a molecularly targeted cancer product intended for the treatment of an adult cancer and is directed at a molecular target that FDA determines to be substantially relevant to the growth or progression of a pediatric cancer.

The Best Pharmaceuticals for Children Act, or BPCA, provides NDA holders a six-month extension of any exclusivity, patent or non-patent for a drug if certain conditions are met. Conditions for exclusivity include FDA’s determination that information relating to the use of a new drug in the pediatric population may produce health benefits in that population, FDA making a written request for pediatric studies, and the applicant agreeing to perform, and reporting on, the requested studies within the statutory timeframe. Applications under the BPCA are treated as priority applications, with all of the benefits that designation confers.

Post-approval requirements

Once an NDA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Drugs may be marketed only for the approved indications and in a manner consistent with the approved labeling.

Adverse event reporting and submission of periodic reports are required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS and surveillance to monitor the effects of an approved product, or FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control, drug manufacture, packaging and labeling procedures must continue to conform to cGMPs after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by FDA, during which the FDA inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality-control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

The Hatch-Waxman amendments

Orange Book listing

Under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments, NDA applicants are required to identify to the FDA each patent whose claims cover the applicant’s drug or approved method of using the drug. Upon approval of a drug, the applicant must update its listing of patents to the NDA in timely fashion and each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book.

Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an abbreviated new drug application, or ANDA. An ANDA provides for marketing of a drug product that has the same active ingredient(s), strength, route of administration and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. An approved ANDA product is considered to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, preclinical or clinical studies to prove the safety or effectiveness of their drug product. Drugs approved under the ANDA pathway are commonly referred to as “generic equivalents” to the listed drug and can often be substituted by pharmacists under prescriptions written for the original listed drug pursuant to each state’s laws on drug substitution.

The ANDA applicant is required to certify to the FDA concerning any patents identified for the reference listed drug in the Orange Book. Specifically, the applicant must certify to each patent in one of the following ways: (i) the required patent information has not been filed, (ii) the listed patent has expired, (iii) the listed patent has not expired but will expire on a particular date and approval is sought after patent expiration or (iv) the listed patent is invalid or will not be infringed by the new product. A certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid, is called a Paragraph IV certification. For patents listed that claim an approved method of use, under certain circumstances the ANDA applicant may also elect to submit a section viii statement certifying that its proposed ANDA label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent. If the applicant does not challenge the listed patents through a Paragraph IV certification, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA-holder and patentee(s) once the ANDA has been accepted for filing by the FDA (referred to as the “notice letter”). The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice letter. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months from the date the notice letter is received, expiration of the patent, the date of a settlement order or consent decree signed and entered by the court stating that the patent that is the subject of the certification is invalid or not infringed, or a decision in the patent case that is favorable to the ANDA applicant.

The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired. In some instances, an ANDA applicant may receive approval prior to expiration of certain non-patent exclusivity if the applicant seeks, and the FDA permits, the omission of such exclusivity-protected information from the ANDA prescribing information.

Exclusivity

Upon NDA approval of a new chemical entity, or NCE, which is a drug that contains no active moiety that has been approved by the FDA in any other NDA, that drug receives five years of marketing exclusivity during which the FDA cannot receive any ANDA seeking approval of a generic version of that drug unless the application contains a Paragraph IV certification, in which case the application may be submitted one year prior to expiration of the NCE exclusivity. If there is no listed patent in the Orange Book, there may not be a Paragraph IV certification, and, thus, no ANDA for a generic version of the drug may be filed before the expiration of the exclusivity period.

Certain changes to an approved drug, such as the approval of a new indication, the approval of a new strength and the approval of a new condition of use, are associated with a three-year period of exclusivity from the date of approval during which the FDA cannot approve an ANDA for a generic drug that includes the change. In some instances, an ANDA applicant may receive approval prior to expiration of the three-year exclusivity if the applicant seeks, and the FDA permits, the omission of such exclusivity-protected information from the ANDA package insert.

Patent term extension

The Hatch-Waxman Amendments permit a patent term extension as compensation for patent term lost during the FDA regulatory review process. Patent term extension, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. After NDA approval, owners of relevant drug patents may apply for the extension. The allowable patent term extension is calculated as half of the drug’s testing phase (the time between the effective date of an IND application and the NDA submission) and all of the review phase (the time between NDA submission and approval) up to a maximum of five years. The time can be reduced for any time the FDA determines that the applicant did not pursue approval with due diligence.

The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. However, the USPTO may not grant an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than requested.

The total patent term after the extension may not exceed 14 years and only one patent applicable to an approved drug or drug product can be extended. The application for the extension must be submitted prior to the expiration of the patent, and for patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the USPTO must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug for which an NDA has not been submitted.

FDA regulation of companion diagnostics

If use of an in vitro diagnostic is essential to safe and effective use of a drug product, then the FDA generally will require approval or clearance of the diagnostic, known as a companion diagnostic, at the same time that the FDA approves the drug product. The FDA has generally required in vitro companion diagnostics intended to select the patients who will respond to cancer treatment to obtain a premarket approval, or PMA, for that diagnostic simultaneously with approval of the drug. The review of these in vitro companion diagnostics in conjunction with the review of a cancer therapeutic involves coordination of review by the FDA’s Center for Drug Evaluation and Research and by the FDA’s Center for Devices and Radiological Health. Approval and clearance of a companion diagnostic also requires a high level of coordination between the drug manufacturer and device manufacturer, if different companies.

The PMA process, including the gathering of clinical and preclinical data and the submission to and review by the FDA, can take several years or longer. It involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications are subject to a substantial application fee, which is typically increased annually.

In addition, PMAs must generally include the results from extensive preclinical and adequate and well-controlled clinical trials to establish the safety and effectiveness of the device for each indication for which the FDA approval is sought. In particular, for a diagnostic, the applicant must demonstrate that the diagnostic has adequate sensitivity and specificity, has adequate specimen and reagent stability and produces reproducible results when the same sample is tested multiple times by multiple users at multiple laboratories. As part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with the Quality System Regulation, or QSR, which imposes elaborate testing, control, documentation and other quality assurance requirements.

PMA approval is not guaranteed, and the FDA may ultimately respond to a PMA submission with a not approvable determination based on deficiencies in the application and require additional clinical trial or other data that may be expensive and time-consuming to generate and that can substantially delay approval. If the FDA’s evaluation of the PMA application is favorable, the FDA typically issues an approvable letter requiring the applicant’s agreement to specific conditions, such as changes in labeling, or specific additional information, such as submission of final labeling, in order to secure final approval of the PMA. If the FDA concludes that the applicable criteria have been met, the FDA will issue a PMA for the approved indications, which can be more limited than those originally sought by the applicant. The PMA can include post-approval conditions that the FDA believes necessary to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution.

After a device is placed on the market, it remains subject to significant regulatory requirements. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Device manufacturers must also register their establishment(s), including payment of an annual establishment registration fee, and list their device(s) with the FDA. A medical device manufacturer’s manufacturing processes and those of its suppliers are required to comply with the applicable portions of the QSR, which cover the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of medical devices. Domestic facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. The FDA also may inspect foreign facilities that export products to the United States.

Other healthcare laws

In addition to the FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain general business and marketing practices in the pharmaceutical industry. These laws include anti-kickback, false claims, transparency and health information privacy laws and other healthcare laws and regulations.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, amended the intent element of the federal statute so that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to commit a violation. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers, among others, on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exceptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Additionally, the ACA amended the federal Anti-Kickback Statute such that a violation of that statute can serve as a basis for liability under the federal civil False Claims Act.

Federal civil and criminal false claims laws, including the federal civil False Claims Act, prohibit any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. This includes claims made to programs where the federal government reimburses, such as Medicare and Medicaid, as well as programs where the federal government is a direct purchaser, such as when it purchases off the Federal Supply Schedule. Pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. Most states also have statutes or regulations similar to the federal Anti-Kickback Statute and civil False Claims Act, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

Other federal statutes pertaining to healthcare fraud and abuse include the civil monetary penalties statute, which prohibits, among other things, the offer or payment of remuneration to a Medicaid or Medicare beneficiary that the offeror or payor knows or should know is likely to influence the beneficiary to order a receive a reimbursable item or service from a particular supplier, and the additional federal criminal statutes created by the Health Insurance Portability and Accountability Act of 1996, or HIPAA, which prohibits, among other things, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program or obtain by means of false or fraudulent pretenses, representations or promises any money or property owned by or under the control of any healthcare benefit program in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

In addition, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, including the Final Omnibus Rule published on

January 25, 2013, impose obligations on certain healthcare providers, health plans and healthcare clearinghouses, known as covered entities, as well as their business associates and their subcontractors that perform certain services involving the storage, use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information. HITECH increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, many state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, and often are not preempted by HIPAA.

Further, pursuant to the ACA, the Centers for Medicare & Medicaid Services, or CMS, has issued a final rule that requires certain manufacturers of prescription drugs to collect and annually report information on certain payments or transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), as well as ownership and investment interests held by physicians and their immediate family members. The reported data is made available in searchable form on a public website on an annual basis. Failure to submit required information may result in civil monetary penalties. Beginning calendar year 2021, manufacturers must collect information regarding payments and other transfers of value to physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists and certified nurse-midwives for reporting in 2022. The reported information will be made publicly available on a searchable website.

We may also be subject to analogous state and foreign anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or that apply regardless of payor. In addition, several states now require prescription drug companies to report certain expenses relating to the marketing and promotion of drug products and to report gifts and payments to individual healthcare practitioners in these states. Other states prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals.

Other states require the posting of information relating to clinical studies and their outcomes. Some states require the reporting of certain drug pricing information, including information pertaining to and justifying price increases. In addition, certain states require pharmaceutical companies to implement compliance programs and/or marketing codes. Several additional states are considering similar proposals. Certain states and local jurisdictions also require the registration of pharmaceutical sales representatives. Compliance with these laws is difficult and time consuming, and companies that do not comply with these state laws face civil penalties. Additionally, we may also be subject to state and foreign laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that business arrangements with third parties comply with applicable healthcare laws and regulations involve substantial costs. If a drug company’s operations are found to be in violation of any such requirements, it may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, the curtailment or restructuring of its operations, loss of eligibility to obtain approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other federal or state government healthcare programs, including Medicare and Medicaid, integrity oversight and reporting obligations, imprisonment and reputational harm. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action for an alleged or suspected violation can cause a drug company to incur significant legal expenses and divert management’s attention from the operation of the business, or harm the company’s and management reputation, even if such action is successfully defended.

U.S. healthcare reform

In the United States there have been, and continue to be, proposals by the federal government, state governments, regulators and third-party payors to control or manage the increased costs of healthcare and, more generally, to reform the U.S. healthcare system. The pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. For example, in March 2010, the ACA was enacted, which intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms, which substantially changed the way healthcare is financed by both governmental and private insurers and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things, (i) subjected therapeutic biologics to potential competition by lower-cost biosimilars by creating a licensure framework for follow-on biologic products, (ii) prescribed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs and therapeutic biologics that are inhaled, infused, instilled, implanted or injected, (iii) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, (iv) established annual nondeductible fees and taxes on manufacturers of certain branded prescription drugs and therapeutic biologics, apportioned among these entities according to their market share in certain government healthcare programs, (v) established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (now 70%) point of-sale discounts off negotiated prices of applicable brand drugs and therapeutic biologics to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs and therapeutic biologics to be covered under Medicare Part D, (vi) expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability, (vii) expanded the entities eligible for discounts under the Public Health program, (viii) created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research and (ix) established a Center for Medicare and Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been executive, judicial and congressional challenges to certain aspects of ACA. For example, the Tax Cuts and Jobs Act of 2017 included a provision, effective January 1, 2019, to repeal the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021 and will remain open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the ACA and our business.

Additionally, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. Further, the Bipartisan Budget Act of 2018, or BBA, among other things, amended the ACA, effective January 1, 2019, to increase from 50% to 70% the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.”

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted to reduce healthcare expenditures. United States federal government agencies also currently face potentially significant spending reductions, which may further impact healthcare expenditures. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2030, except for a temporary suspension from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic, unless additional Congressional action is taken. Moreover, on January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If federal spending is further reduced, anticipated budgetary shortfalls may also impact the ability of relevant agencies, such as the FDA or the National Institutes of Health to continue to function at current levels. Amounts allocated to federal grants and contracts may be reduced or eliminated. These reductions may also impact the ability of relevant agencies to timely review and approve research and development, manufacturing and marketing activities, which may delay our ability to develop, market and sell any products we may develop.

Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several presidential executive orders, Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA also released a final rule on September 24, 2020 providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed until January 1, 2023. On November 20, 2020, CMS issued an interim final rule implementing the Trump administration’s executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the U.S. District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule.

At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We cannot predict the ultimate content, timing or effect of any healthcare reform legislation, particularly in light of the new presidential administration, or the impact of potential legislation on us. Further, it is possible that additional governmental action is taken to address the COVID-19 pandemic.

Coverage and reimbursement

Patients in the United States and elsewhere generally rely on third-party payors to reimburse part or all of the costs associated with their prescription drugs. Accordingly, market acceptance of our drug products is dependent on the extent to which third-party coverage and reimbursement is available from government health administration authorities (including in connection with government healthcare programs, such as Medicare and Medicaid in the United States), private healthcare insurers and other healthcare funding organizations. Significant uncertainty exists as to the coverage and reimbursement status of any drug products for which we may obtain regulatory approval. Coverage decisions may not favor new drug products when more established or lower-cost therapeutic alternatives are already available. Patients are unlikely to use our products unless reimbursement is adequate to cover all or a significant portion of the cost of our drug products.

Coverage and reimbursement policies for drug products can differ significantly from payor to payor as there is no uniform policy of coverage and reimbursement for drug products among third-party payors in the United States. There may be significant delays in obtaining coverage and reimbursement as the process of determining coverage and reimbursement is often time-consuming and costly which will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage or adequate reimbursement will be obtained. It is difficult to predict at this time what government authorities and third-party payors will decide with respect to coverage and reimbursement for our drug products. Additionally, we may develop, either by ourselves or with collaborators, companion diagnostic tests for our future product candidates for certain indications. We, or our collaborators, if any, will be required to obtain coverage and reimbursement for these tests separate and apart from the coverage and reimbursement we seek for our future product candidates, once approved.

The market for our future product candidates will depend significantly on access to third-party payors’ drug formularies or lists of medications for which third-party payors provide coverage and reimbursement. Competition to be included in such formularies often leads to downward pricing pressures. In particular, third-party payors may refuse to include a particular reference listed drug in their formularies or otherwise restrict patient access to a reference listed drug when a less costly generic equivalent or other alternative is available.

The U.S. government, state legislatures and foreign governmental entities have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and coverage and requirements for substitution of generic products for branded prescription drugs. Adoption of government controls and measures and tightening of restrictive policies in jurisdictions with existing controls and measures, could exclude or limit our drugs products from coverage and limit payments for pharmaceuticals.

In addition, we expect that the increased emphasis on managed care and cost containment measures in the United States by third-party payors and government authorities to continue and will place pressure on pharmaceutical pricing and coverage. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more drug products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Facilities

Our principal operating facilities are located in San Diego, California, where we lease approximately 83,354 square feet of office and laboratory space, including a second facility that we expect to occupy in December 2021, pursuant to lease agreements that expire in 2031. While this second facility is built out, we are leasing temporary office and laboratory space. We believe our existing facilities meet our current needs. We will need additional space in the future as we continue to build our development, commercial and support teams. We believe we can find suitable additional space in the future on commercially reasonable terms.

Employees and human capital resources

As of March 31, 2021, we had 108 full-time employees, 55 of whom have doctorate degrees (M.D. or Ph.D). Within our workforce, 97 employees are primarily engaged in research and development activities and 11 employees are engaged in finance and general management and administration. None of our employees are represented by a labor union or party to a collective bargaining agreement. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

Research and development

Total research and development expenses were $38.0 million for the year ended December 31, 2019, $52.2 million for the year ended December 31, 2020, and $17.5 million for the three months ended March 31, 2021.

Legal proceedings

We are not currently a party to any material legal proceedings. From time to time, we may, however, in the ordinary course of business face various claims brought by third parties, and we may, from time to time, make claims or take legal actions to assert our rights, including intellectual property rights as well as claims relating to employment matters and the safety or efficacy of our products. Any of these claims could subject us to costly litigation, and, while we generally believe that we have adequate insurance to cover many different types of liabilities, our insurance carriers may deny coverage, may be inadequately capitalized to pay on valid claims, or our policy limits may be inadequate to fully satisfy any damage awards or settlements. If this were to happen, the payment of any such awards could have a material adverse effect on our operations, cash flows and financial position. Additionally, any such claims, whether or not successful, could damage our reputation and business.

Management

The following table sets forth information about our executive officers and directors as of June 25, 2021.

Name	Age	Position(s)

Executive officers

Jeffrey S. Hatfield, M.B.A.	63	Chief executive officer and director

Patricia L. Allen	59	Chief financial officer

Robert T. Abraham, Ph.D.	68	Chief scientific officer

Non-employee directors

Kristina Burow, M.B.A.(2)(3)	47	Director

John K. Clarke, M.B.A.(1)	67	Director

Benjamin F. Cravatt, Ph.D.(2)	51	Director

Thomas O. Daniel, M.D.(2)	67	Director

Catherine J. Friedman(1)(3)	60	Director

Richard Heyman, Ph.D.(3)	63	Director and chairman of the board of directors

Jakob Loven, Ph.D.*	43	Director

Christine Siu, M.B.A.(1)	44	Director

Thomas Woiwode, Ph.D.*	49	Director

Significant employees

Larry Burgess, Ph.D.	59	Head of Chemistry

Todd Kinsella, Ph.D.	51	Head of Biology

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

*	Drs. Loven and Woiwode have tendered their resignations from our board of directors, effective immediately prior to the effectiveness of the registration statement of which this prospectus is a part.

Executive officers

Jeffrey S. Hatfield, M.B.A. has served as our Chief Executive Officer and a member of our board of directors since November 2020. Previously, Mr. Hatfield served as chief executive officer and a member of the board of directors of Zafgen, Inc. from October 2017 until its merger with Chondrial Therapeutics, Inc. in May 2020 (now known as Larimar Therapeutics, Inc.), and as chief executive and a member of the board of directors of Vitae Pharmaceuticals, Inc., a computational structure-based drug discovery platform company, from 2004 until its acquisition by Allergan Plc in October 2016. Prior to Vitae, Mr. Hatfield served as a senior executive at the Bristol-Myers Squibb Company for 20 years, where he held roles of increasing responsibility including senior vice president, immunology and virology divisions; president, BMS-Canada; and vice president of U.S. market access. Mr. Hatfield currently serves as a director on the board of directors of Vir Biotechnology, Inc., a publicly traded biotechnology company, since December 2020. Mr. Hatfield previously served as a member of the board of directors of the following publicly traded companies: Ambit Biosciences Corporation, prior to its acquisition by Daiichi Sankyo Company, Ltd. in 2015; aTyr Pharma, Inc. from April 2017 until April 2021; InVivo Therapeutics, Inc. from October 2016 until December 2018; and Viridian Therapeutics, Inc. (formerly known as

miRagen Therapeutics, Inc.) from August 2017 until June 2021, where he also served as chairman of the board of directors. Mr. Hatfield is an adjunct professor and a dean’s advisory board member for Purdue University’s College of Pharmacy and is a key advisory board member for the Harvard Business School’s Blavatnik Fellowship in Life Sciences Entrepreneurship. Mr. Hatfield earned a B.S. in pharmacy from Purdue University’s College of Pharmacy and an M.B.A. from The Wharton School at the University of Pennsylvania. Our board of directors believes that Mr. Hatfield’s experience in the biotechnology industry, including his extensive executive experience and his experience serving on both public and private boards of directors of biopharmaceutical companies, qualifies him to serve as our Chief Executive Officer and a member of our board of directors.

Patricia L. Allen has served as our Chief Financial Officer since March 2021 and as a consultant since December 2020. Previously, Ms. Allen served as chief financial officer of Zafgen, Inc., a publicly traded biotechnology company, from 2013 until its merger with Chondrial Therapeutics, Inc. (now known as Larimar Therapeutics, Inc.) in May 2020. From 2004 until 2011, Ms. Allen served as vice president of finance, treasurer and principal financial officer of Alnylam Pharmaceuticals, Inc., a publicly traded biotechnology company. Prior to Alnylam, Ms. Allen served as director of finance at Alkermes, Inc., a publicly traded biotechnology company, from 1992 until 2004. Ms. Allen began her career as an auditor at Deloitte & Touche, LLP. Ms. Allen currently serves on the board of directors and as a chairperson of the audit committee of the following publicly traded biopharmaceutical companies: Deciphera Pharmaceuticals, Inc., since September 2016; and Yumanity Therapeutics, Inc., since August 2019. Ms. Allen received her B.S. in business administration from Bryant College.

Robert T. Abraham, Ph.D. has served as our Chief Scientific Officer since February 2020. From June 2015 until December 2019, Dr. Abraham served as senior vice president and group head of the oncology research and development group in Pfizer worldwide research, development and medical. From June 2012 until June 2015, Dr. Abraham served as senior vice president and chief scientific officer of Pfizer’s oncology research unit. From January 2009 until June 2012, Dr. Abraham served as the chief scientific officer of Pfizer’s Center for Integrative Biology and Biotherapeutics. Before joining Pfizer, Dr. Abraham served as vice president of oncology research at Wyeth Discovery Research from June 2005 until January 2009. Prior to joining Wyeth, Dr. Abraham was a professor at the Sanford-Burnham-Prebys Medical Discovery Institute, or SBPMDI, from September 2001 until June 2005. Dr. Abraham was the founding director of the Signal Transduction Research Program and served as the director of SBPMDI’s National Cancer Research Center from 2002 until 2005. Dr. Abraham is an adjunct professor at the SBPMDI and is an adjunct professor in the Department of Pharmacology at the University of California-San Diego. From 1998 until 2001, Dr. Abraham was a professor in the Department of Pharmacology and Cancer Biology at the Duke University Medical Center and was the first recipient of the Glaxo-Wellcome Chair of Molecular Cancer Biology at Duke. Dr. Abraham also served as associate director of translational research in the Duke Comprehensive Cancer Center. Before his arrival at Duke University, Dr. Abraham served at the Mayo Clinic where he rose through the ranks from postdoctoral fellow to professor in both the Department of Immunology and the Department of Pharmacology. From 1997 until 1998, Dr. Abraham served as director of basic sciences in the Mayo Comprehensive Cancer Center. Currently, Dr. Abraham serves on the board of directors of Apertor Pharmaceuticals, Inc., a privately held pharmaceutical company, since November 2020. Dr. Abraham received his B.S. in biology from Bucknell University and his Ph.D. in pharmacology from the University of Pittsburgh.

Non-employee directors

Kristina Burow, M.B.A. has served as a member of our board of directors since January 2017. Ms. Burow has served as a managing director of ARCH Venture Partners, a venture capital firm, since November 2011 and previously held positions of increasing responsibility at ARCH from August 2002 to November 2011. Ms. Burow currently serves on the board of directors of several biopharmaceutical and biotechnology companies, including: Scholar Rock Holding Corporation, a publicly traded biopharmaceutical company; Beam Therapeutics, a publicly traded biotechnology company; Gossamer Bio, a publicly traded biopharmaceutical company; Boundless Bio, a privately-held biopharmaceutical company; Autobahn Therapeutics, Inc., a privately held biopharmaceutical company; ROME Therapeutics, a privately held biopharmaceutical company; Boragen, Inc., a privately held biotechnology company; Unity Biotechnology, Inc., a publicly traded biopharmaceutical company; AgBiome Inc., a privately held biotechnology company; Asteroid Therapeutics, Inc., a privately held biopharmaceutical company and Metracrine, Inc., a publicly traded pharmaceutical company. Ms. Burow previously was a co-founder and member of the board of directors of Receptos Inc., a public pharmaceutical company, until its acquisition by Celgene Corporation, a global biopharmaceutical company, and of Sapphire Energy, Inc., an energy company. Ms. Burow previously served as a member of the board of directors of Vir Biotechnology Inc., a publicly traded biotechnology company, BlackThorn Therapeutics, Inc., a privately held biopharmaceutical company, Sienna Biopharmaceuticals, Inc., a publicly traded biopharmaceutical company, and Epirium Bio, a privately held pharmaceutical company. Ms. Burow has participated in a number of other ARCH portfolio companies including: Erasca, Inc.; Dewpoint Therapeutics, Inc.; Aledade, Inc.; Kythera Biopharmaceuticals, Inc.; Mindstrong Inc.; Kura Oncology, Inc.; and Ikaria, Inc., acquired by Madison Dearborn Partners, a private equity firm. Prior to joining ARCH, Ms. Burow served as an associate with the Novartis BioVenture Fund and was an early employee at the Genomics Institute of the Novartis Research Foundation. Ms. Burow received a B.S. in chemistry from the University of California, Berkeley, an M.A. in chemistry from Columbia University, and an M.B.A. from the University of Chicago. Our board of directors believes Ms. Burow’s previous board experience, as well as her expertise and experience in the venture capital industry and in the life sciences industry, qualify her to serve on our board of directors.

John K. Clarke, M.B.A. has served as a member of our board of directors since December 2013 and co-founded Vividion Therapeutics. Mr. Clarke serves as a managing general partner of Cardinal Partners, a venture capital firm focused on healthcare. Mr. Clarke co-founded Cardinal Partners in 1997 and has served as president of CHP Management, Inc. since that time. Mr. Clarke currently serves as chairman of the board of directors of aTyr Pharma, Inc., a public biotherapeutics company, since September 2005. Mr. Clarke currently serves as a member of the board of directors of: Ivenix, Inc., a medical technology manufacturer, since February 2014; and Cureatr, Inc., a privately held medication management company, since February 2018. Previously, Mr. Clarke was on the board of directors of Alnylam Pharmaceuticals, Inc. a publicly traded pharmaceutical company, from June 2002 until January 2019. He also served as a member of the board of directors and co-founded several biotechnology and biopharmaceutical companies, including: Abide Therapeutics, Inc. (acquired by H. Lundbeck A/S); Alkermes, Inc.; Cubist Pharmaceuticals, Inc.; Momenta Pharmaceuticals, Inc.; Rib-X Pharmaceuticals Inc.; Sirtris Pharmaceuticals, Inc. (acquired by GlaxoSmithKline plc); and Verastem, Inc.; and several healthcare information technology companies, including: TechRx Technology Services Corporation (acquired by NDCHealth Corp); Prealize Health, Inc.; Project Connect, Inc.; and Visicu, Inc. (acquired by Koninklijke Phillips N.V., formerly known as Royal Phillips Electronics N.V.). Mr. Clarke received a B.A. in economics and biology from Harvard University and an M.B.A. from The Wharton School at the University of Pennsylvania. Our board of directors believes Mr. Clarke’s experience within the field of drug discovery and development and his broad leadership experience on various public and private company boards qualify him to serve on our board of directors.

Benjamin F. Cravatt, Ph.D. has served as a member of our board of directors since March 2016 and co-founded Vividion Therapeutics. Dr. Cravatt is a professor and co-chair of the Department of Chemistry at TSRI, and joined TSRI’s faculty in 1997. Dr. Cravatt currently serves as a member of the board of directors of: FibroGen, Inc., a publicly traded biotechnology company, since August 2020; Autobahn Therapeutics, Inc., a privately held biotechnology company, since January 2020; Boundless Bio, a privately held biotechnology company, since June 2019; and Sea Pharmaceuticals LLC, a privately held pharmaceutical company, since March 2021. Dr. Cravatt previously served as a member of the board of directors of Abide Therapeutics, Inc., a privately held pharmaceutical company, from 2012 until May 2019. Dr. Cravatt received a B.A. in history and a B.S. in biological sciences from Stanford University, and a Ph.D. from TSRI. Our board of directors believes Dr. Cravatt’s extensive research in proteomics and experience within the field of drug discovery and development qualify him to serve on our board of directors.

Thomas O. Daniel, M.D. has served as a member of our board of directors since January 2017. Dr. Daniel previously served as our Executive Chairman from February 2017 until October 2018. Dr. Daniel has served as a venture partner at ARCH since October 2016. Previously, Dr. Daniel served as president of research and early development of Celgene Corporation, a global biopharmaceutical company, from 2006 until 2012, as executive vice president and president of research and early development until 2015 and as chairman of research until June 2016. Prior to Celgene, Dr. Daniel served as chief scientific officer and a member of the board of directors at Ambrx Inc., a biopharmaceutical company, from 2003 until 2006. Dr. Daniel also served as vice president of research at Amgen Inc., a multinational biopharmaceutical company, from 2002 until 2003, where he served as research site head of Amgen Washington and therapeutic area head of inflammation. Prior to Amgen’s acquisition of Immunex Corporation, a biopharmaceutical company, Dr. Daniel served as senior vice president of discovery research at Immunex from 2000 until 2002. Currently, Dr. Daniel serves as an advisor to Equillium, Inc., a publicly traded clinical-stage biotechnology company, since June 2018, General Atlantic, a growth equity firm, since July 2020, and privately held biotechnology companies, Brii Bio, Inc., since May 2018, and Epirium Bio, Inc., since September 2019. Dr. Daniel currently serves as chairman of the board of directors of Locana Bio, Inc., a biotechnology company, since January 2018, and serves as a member of the board of directors of the following publicly traded biotechnology companies: Larimar Therapeutics, Inc. (formerly known as Zafgen, Inc. until its merger with Chondrial Therapeutics, Inc.), since February 2016; Gossamer Bio, Inc., since January 2018; and Magenta Therapeutics, Inc. since November 2016. Dr. Daniel also serves as a member of the board of directors of the following privately held biotechnology companies: Aspen Neuroscience, Inc., since February 2020; and Mozart Therapeutics, Inc., since June 2020. Dr. Daniel previously served as a member of the board of directors of Juno Therapeutics, a publicly-traded biotechnology company, from July 2015 until March 2018, prior to its acquisition by Celgene Corporation; Vir Biotechnology, Inc., a publicly traded biotechnology company, from August 2017 until September 2019; Sana Biotechnology, Inc., a publicly traded biotechnology company, from July 2018 until January 2020; and ImmusanT, Inc., a privately held biotechnology company, from December 2017 until June 2019. Dr. Daniel currently chairs the board of overseers of TSRI, serves as a director of the Lupus Research Alliance, as a member of the biomedical science advisory board of Vanderbilt University Medical Center and is a trustee of Reed College. A nephrologist and former academic investigator, Dr. Daniel was previously the C.M. Hakim Professor of Medicine and Cell Biology at Vanderbilt University, and director of the Vanderbilt Center for Vascular Biology. Dr. Daniel formerly conducted research in the Howard Hughes Medical Institute at the University of California San Francisco. Dr. Daniel received a B.A. in chemistry from Southern Methodist University, an M.D. from the University of Texas, Southwestern Medical School, and completed medical residency at Massachusetts General Hospital. Our board of directors believes Dr. Daniel’s biotechnology and pharmaceutical experience, including senior leadership roles at global biopharmaceutical companies, qualifies him to serve on our board of directors.

Catherine J. Friedman has served as a member of our board of directors since March 2021. Ms. Friedman has served as an independent financial consultant servicing public and private companies in the life sciences industry since 2006. Prior to that, Ms. Friedman held numerous positions over a 23-year investment banking career with Morgan Stanley, including serving as managing director from 1997 until 2006 and head of west coast healthcare and co-head of the biotechnology practice from 1993 until 2006. Ms. Friedman currently serves as chair of the board of directors of Grail, Inc., a privately held life sciences company, and serves on the board of directors of Altaba, Inc. (formerly Yahoo!), Radius Health, Inc., a publicly traded biopharmaceutical company, Seer, Inc., a publicly traded life sciences company, Lyell Immunopharma, Inc., a privately held biopharmaceutical company, and Revolution Healthcare Acquisition Corp., a publicly traded blank check company. Ms. Friedman previously served on the board of directors of the following publicly traded companies:

EnteroMedics Inc. (now known as ReShape Lifesciences, from May 2007 until May 2016, GSV Capital Corp. (now known as Stutter Rock Capital Corp.) from March 2013 until March 2017, Innoviva, Inc. from June 2014 until April 2018 and XenoPort, Inc. (acquired by Arbor Pharmaceuticals, LLC) from September 2007 until July 2016. Ms. Friedman received a B.A. from Harvard University and an M.B.A. from the University of Virginia’s Darden School of Business, where she currently serves as a foundation trustee. Our board of directors believes that Ms. Friedman’s experience as a member of various boards of directors and her previous leadership and management roles qualify her to serve on our board of directors.’

Richard Heyman, Ph.D. has served as chairman of our board of directors since September 2019 and has served as a member of our board of directors since June 2017. Dr. Heyman has served as a venture partner at ARCH since May 2018. Dr. Heyman co-founded Metacrine, Inc., a publicly traded biotech company, has served on its board of directors since September 2014 and has served as its chairman of the board of directors since June 2015. From August 2013 until April 2015, Dr. Heyman served as chief executive officer of Seragon Pharmaceuticals, a private biotechnology company, which he co-founded. Prior to founding Seragon, Dr. Heyman served as the chief executive officer of Aragon Pharmaceuticals, a pharmaceutical company, from May 2009 until September 2013, which he co-founded in 2009. Dr. Heyman has served as chairman of the board of directors of ORIC Pharmaceuticals, Inc., a public company focused on the discovery and development of novel therapies for treatment-resistant cancers, since November 2014. Dr. Heyman serves as vice chair of the board of trustees of The Salk, and is a member of the board of directors of Gritstone Oncology, Inc., a publicly traded biotechnology company, since November 2015, Yumanity Therapeutics Inc., a publicly traded clinical-stage biopharmaceutical company, since August 2015, PMV Pharmaceuticals, Inc., a publicly traded pharmaceutical company, since June 2020, and Amunix Pharmaceuticals, Inc., a private biotechnology company, since May 2020. Dr. Heyman previously served as a member of the board of directors of Mavupharma, Inc., a privately held pharmaceutical company, from January 2017 until August 2017. Dr. Heyman also serves on the executive committee of the board of visitors at the Moores Cancer Center at University of California San Diego Health. Dr. Heyman received a B.S. in chemistry from the University of Connecticut and a Ph.D. in pharmacology from the University of Minnesota. Our board of directors believes that Dr. Heyman’s operational, clinical and research expertise qualifies him to serve on our board of directors.

Jakob Loven, Ph.D. has served as a member of our board of directors since April 2019. Since August 2017, Dr. Loven has served as a partner at Nextech Invest Ltd, an investment advisor and management company. Prior to Nextech, Dr. Loven served as senior associate at Third Rock Ventures, a healthcare venture firm, from March 2015 until January 2016. Dr. Loven co-founded Relay Therapeutics, Inc., a clinical-stage precision medicines company, in February 2016. Prior to Relay, Dr. Loven served as a founding scientist at Syros Pharmaceuticals, Inc., a publicly traded biotechnology company, which was founded on his co-discoveries in gene regulation sciences and technologies. Dr. Loven currently serves on the board of directors of A2 Biotherapeutics, Inc., a private biotherapeutics company, since January 2018, Arrakis Therapeutics, Inc., a private biotechnology company, since April 2019, iconOVir Bio, Inc., a privately held biotechnology company, since January 2021, and Kronos Bio, Inc., a publicly traded biopharmaceutical company, since July 2019. Previously, Dr. Loven served on the board of directors of Arvinas Therapeutics, Inc., a publicly traded biopharmaceutical company, from March 2018 until June 2020, Kinnate Biopharma, Inc., a publicly traded biopharmaceutical company, from December 2019 until December 2020, Turning Point Therapeutics, Inc., a publicly traded pharmaceutical company, from November 2018 until May 2019, and Autolus Therapeutics, Inc., a publicly traded biopharmaceutical company, from September 2017 until June 2019. Dr. Loven earned a B.A. in biomedical sciences from the Anglia Ruskin University and a Ph.D. in medical sciences from Karolinska Institutet and conducted his postdoctoral fellowship at the Whitehead Institute for Biomedical Research. Our board of directors believes that Dr. Loven’s biotechnology and pharmaceutical experience, both in leadership roles and on the boards of directors, qualifies him to serve on our board of directors. Dr. Loven has tendered his resignation from our board of directors, effective immediately prior to the effectiveness of the registration statement of which this prospectus is a part.

Christine Siu, M.B.A. has served as a member of our board of directors since April 2021. Ms. Siu has also served on the boards of directors of Monte Rosa Therapeutics, Inc., a private biopharmaceutical company, and Bright Peak Therapeutics, Inc., a private biotechnology company, since December 2020 and June 2021, respectively, and as chief operating officer in residence at BridgeBio Pharma, Inc., a publicly traded biopharmaceutical company, since January 2020. Previously, Ms. Siu held positions with Eidos Therapeutics, Inc., a publicly traded biopharmaceutical company, first as chief operating officer from April 2016 to December 2017, and subsequently as chief financial officer from December 2017 to December 2019. Prior to Eidos, Ms. Siu served as chief business officer of the Bluefield Project to Cure Frontotemporal Dementia from 2014 to 2017, and as senior director of corporate development of Global Blood Therapeutics, Inc., a publicly traded biopharmaceutical company, from 2012 to 2014. Ms. Siu served as venture principal at Third Rock Ventures, LLC from 2011 to 2012 and, before her tenure at Third Rock, held roles of increasing responsibility at private equity and venture capital firms Warburg Pincus LLC and Thomas, McNerney & Partners, where she focused on investing in life sciences companies. Ms. Siu received her B.S. in cellular molecular biology and economics from the University of Michigan and her M.B.A. from Harvard Business School. Our board of directors believes that Ms. Siu’s experience as a member of various boards of directors, her previous leadership and operational roles with life sciences companies and her financial expertise qualify her to serve on our board of directors.

Thomas Woiwode, Ph.D. has served as a member of our board of directors since April 2019. Dr. Woiwode has been with Versant Venture Management, LLC, or Versant Ventures, a healthcare investment firm, since 2002 in various capacities, serving as a managing director since July 2014 and previously as a venture partner from June 2011 to July 2014. He has also served in a number of operating roles over this time, most recently as the chief operating officer of Okairos AG, or Okairos, a biopharmaceutical company developing genetic vaccines for major infectious diseases, from April 2011 until May 2013. Prior to Okairos, Dr. Woiwode co-founded EuroVentures, a wholly owned biotechnology incubator within Versant Ventures, and in this role, served as the founding chief business officer for three biotechnology companies created within Versant Ventures. Before joining Versant Ventures, Dr. Woiwode also served as a research scientist at XenoPort, Inc. Dr. Woiwode serves on the board of directors of four public companies, Adverum Biotechnologies, Inc., Aligos Therapeutics, Inc., Gritstone Oncology, Inc. and Passage BIO, Inc. Dr. Woiwode has also served on the board of directors of privately held biotechnology companies, Audentes Therapeutics, Inc. from July 2013 to July 2017 and CRISPR Therapeutics AG from April 2014 to June 2019. Dr. Woiwode received a B.A. in English and a B.S. in chemistry from the University of California, Berkeley and a Ph.D. in organic chemistry as an NSF Fellow from Stanford University. We believe that Dr. Woiwode’s experience in the biopharmaceutical and biotechnology industries, his educational background and his experience as a venture capital investor in life sciences companies provides him with the qualifications and skills necessary to serve as a member of our board of directors. Dr. Woiwode has tendered his resignation from our board of directors, effective immediately prior to the effectiveness of the registration statement of which this prospectus is a part.

Significant employees

Larry Burgess, Ph.D. has served as our Head of Chemistry since August 2018. Dr. Burgess previously served in various capacities at Array BioPharma Inc. from June 1998 to August 2018, including as executive director of drug discovery from June 2008 to June 2016 and as vice president of chemistry from June 2016 to August 2018. Prior to joining Array BioPharma, Dr. Burgess served as senior research scientist at Amgen, Inc. from August 1995 to April 1998 and as research scientist at Pfizer Inc. from February 1991 to August 1995. Dr. Burgess received a B.S. in chemistry from the Georgia Institute of Technology and a Ph.D. in organic chemistry from the University of Texas at Austin.

Todd Kinsella, Ph.D. has served as our Head of Biology since December 2017. Prior to being named our Head of Biology, Dr. Kinsella as our vice president of translational and development sciences from June 2017 to November 2017. Previously, Dr. Kinsella served as executive vice president, head of research at Torch Therapeutics, Inc., a biotechnology company he co-founded, from September 2016 to June 2017. Prior to founding Torch Therapeutics, Dr. Kinsella served in various capacities at Rigel Pharmaceuticals, Inc. beginning in February 1999, and most recently as vice president, research from January 2012 to September 2016. Dr. Kinsella received a B.S. in molecular and cellular biology from the University of Arizona and a Ph.D. in molecular pharmacology from Stanford University.

Board composition

Our business and affairs are organized under the direction of our board of directors, which currently consists of 10 members and, effective as of immediately prior to the effectiveness of this registration statement, will consist of eight members. Certain members of our board of directors were elected pursuant to the provisions of an amended and restated voting agreement among certain of our major stockholders. The amended and restated voting agreement will terminate upon consummation of this offering. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and on an ad hoc basis as required.

Our board of directors has determined that all of our directors other than Mr. Hatfield and Dr. Daniel are independent directors, as defined by Rule 5605(a)(2) of the Nasdaq Listing Rules, and that Dr. Daniel will be an independent director, effective July 1, 2021.

In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the completion of this offering, respectively, we will divide our board of directors into three classes, as follows:

•	Class I, which will consist of Mr. Hatfield, Mr. Clarke and Ms. Burow, whose terms will expire at our annual meeting of stockholders to be held in 2022;

•	Class II, which will consist of Dr. Cravatt, Ms. Friedman and Dr. Heyman, whose terms will expire at our annual meeting of stockholders to be held in 2023; and

•	Class III, which will consist of Ms. Siu and Dr. Daniel, whose terms will expire at our annual meeting of stockholders to be held in 2024.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized size of our board of directors is currently 10 members. The authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least 66 2⁄3% of our voting stock.

Board leadership structure

Our board of directors is currently chaired by Dr. Heyman who has authority, among other things, to call and preside over board of directors meetings, to set meeting agendas and to determine materials to be distributed to the board of directors. Accordingly, the Chairman has substantial ability to shape the work of the board of directors. We believe that separation of the positions of Chairman and Chief Executive Officer reinforces the independence of the board of directors in its oversight of our business and affairs. In addition, we have a separate chair for each committee of our board of directors. The chair of each committee is expected to report annually to our board of directors on the activities of their committee in fulfilling their responsibilities as detailed in their respective charters or specify any shortcomings should that be the case.

Role of the board in risk oversight

The audit committee of our board of directors is primarily responsible for overseeing our risk management processes on behalf of our board of directors. Going forward, we expect that the audit committee will receive reports from management at least quarterly regarding our assessment of risks. In addition, the audit committee reports regularly to our board of directors, which also considers our risk profile. The audit committee and our board of directors focus on the most significant risks we face and our general risk management strategies. While our board of directors oversees our risk management, management is responsible for day-to-day risk management processes. Our board of directors expects management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the audit committee and our board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face and that our board of directors’ leadership structure, which also emphasizes the independence of our board of directors in its oversight of its business and affairs, supports this approach.

Board committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit committee

Our audit committee consists of Mr. Clarke, Ms. Friedman and Ms. Siu. Our board of directors has determined that each of the members of our audit committee satisfies the listing standards of Nasdaq and SEC independence requirements. Ms. Friedman serves as the chair of our audit committee. The functions of this committee include, among other things:

•	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

•

prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

•

reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s discussion and analysis of financial condition and results of operations,” and discussing the statements and reports with our independent auditors and management;

•

reviewing, with our independent auditors and management, significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;

•	reviewing with management and our independent auditors any earnings announcements and other public announcements regarding material developments;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

•	preparing the report that the SEC requires in our annual proxy statement;

•

reviewing and providing oversight of any related-person transactions in accordance with our related-person transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of business conduct and ethics;

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reviewing our major financial, information security and cybersecurity risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management are implemented;

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evaluating our significant cybersecurity matters, including information security, data privacy and related regulatory matters and compliance, and our internal controls regarding information security, data privacy, cybersecurity and backup of information systems, as well the steps taken by us to monitor and mitigate or otherwise control these exposures and to identify future risks, and to receive periodic reports from management on information security matters and related compliance matters, including data privacy compliance;

•	reviewing on a periodic basis our investment policy; and

•	reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

Our board of directors has determined that Ms. Friedman qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq Listing Rules. In making this determination, our board has considered Ms. Friedman’s prior experience, business acumen and independence. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation committee

Our compensation committee consists of Ms. Burow, Dr. Cravatt and Dr. Daniel. The chair of our compensation committee is Ms. Burow. Our board of directors has determined that a majority of the members of our compensation committee are independent and, as of July 1, 2021, each of the members of our compensation committee will be independent under the listing standards of Nasdaq, a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and an “outside director” as defined in Section 162(m) of the Code.

The functions of this committee include, among other things:

•	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

•	reviewing and making recommendations to the full board of directors regarding the compensation and other terms of employment of our executive officers;

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reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

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reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

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evaluating risks associated with our compensation policies and practices and assessing whether risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us;

•	reviewing and making recommendations to the full board of directors regarding the type and amount of compensation to be paid or awarded to our non-employee board members;

•

establishing policies with respect to votes by our stockholders to approve executive compensation as required by Section 14A of the Exchange Act and determining our recommendations regarding the frequency of advisory votes on executive compensation, to the extent required by law;

•	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

•	administering our equity incentive plans;

•	establishing policies with respect to equity compensation arrangements;

•	reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

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reviewing and making recommendations to the full board of directors regarding the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

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reviewing with management and approving our disclosures under the caption “Compensation discussion and analysis” in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

•	preparing the report that the SEC requires in our annual proxy statement; and

•	reviewing and assessing on an annual basis the performance of the compensation committee and the compensation committee charter.

We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and corporate governance committee

Our nominating and corporate governance committee consists of Ms. Burow, Ms. Friedman and Dr. Heyman. Dr. Heyman serves as the chair of our nominating and corporate governance committee. Our board of directors has determined that each of the members of this committee satisfies the Nasdaq Stock Market independence requirements.

The functions of this committee include, among other things:

•	identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;

•	determining the minimum qualifications for service on our board of directors;

•	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•	evaluating, nominating and recommending individuals for membership on our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board of directors;

•	considering and assessing the independence of members of our board of directors;

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developing a set of corporate governance policies and principles, including a code of business conduct and ethics, periodically reviewing and assessing these policies and principles and their application and recommending to our board of directors any changes to such policies and principles;

•	considering questions of possible conflicts of interest of directors as such questions arise; and

•	reviewing and assessing on an annual basis the performance of the nominating and corporate governance committee and the nominating and corporate governance committee charter.

We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation committee interlocks and insider participation

None of our current or former executive officers serve as a member of the compensation committee. None of our officers serve, or have served during the last completed fiscal year, on the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee. Prior to establishing the compensation committee, our full board of directors made decisions relating to compensation of our officers. For a description of transactions between us and members of our compensation committee and affiliates of such members, please see the section titled “Certain relationships and related party transactions.”

Code of business conduct and ethics

Prior to completion of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or person performing similar functions. Following this offering, a current copy of the code will be available on our website, http://vividion.com.

Limitation of liability and indemnification

Our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation and its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of his or her duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, will remain available under Delaware law. These limitations also do not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, provide that we will indemnify our directors and executive officers and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding and also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We maintain a policy of directors’ and officers’ liability insurance.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, will require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Except as otherwise disclosed under the section titled “Business—Legal proceedings” of this prospectus, at present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Executive and director compensation

The following table summarizes information regarding the compensation awarded to, earned by, or paid to our current principal executive officer, our former principal executive officer and our two other most highly compensated executive officers during 2020, whom we refer to in this prospectus as our named executive officers. Jeffrey S. Hatfield, our current Chief Executive Officer, Diego Miralles, M.D., our former Chief Executive Officer, Robert T. Abraham, Ph.D., our Chief Scientific Officer, and Fred Aslan, M.D., our former President and Chief Business Officer, are our named executive officers for the year ended December 31, 2020.

2020 summary compensation table

The following table sets forth information regarding compensation earned with respect to the fiscal year ended December 31, 2020 by our named executive officers.

Name and principal position	Year	Salary ($)	Bonus ($)	Option awards ($)(5)	Non-equity incentive plan compensation ($)(6)	All other compensation ($)	Total ($)
Jeffrey S. Hatfield, M.B.A.	2020	64,944	—	11,376,086	—	9,816(10)	11,450,846
Chief executive officer(1)
Diego Miralles, M.D.	2020	319,735	—	907,366(8)	—	1,320,402(11)	2,547,503
Former chief executive officer(2)
Robert T. Abraham, Ph.D.	2020	366,667	—	534,649	133,000	3,493(12)	1,037,809
Chief scientific officer(3)
Fred Aslan, M.D.	2020	389,500	75,000(7)	264,446(9)	68,163	12,954(13)	810,063
Former president and chief business officer(4)

(1)	In November 2020, Mr. Hatfield commenced employment as our Chief Executive Officer, replacing Dr. Miralles who resigned in September 2020. Mr. Hatfield is also a member of our board of directors but does not receive any additional compensation in his capacity as a director.

(2)	Dr. Miralles served as our Chief Executive Officer and a member of our board of directors from August 2017 until September 2020. In September 2020, Dr. Miralles tendered his resignation. As a result, Dr. Miralles was entitled to receive the severance compensation described below under “—Potential payments upon termination or change in control.”

(3)	Dr. Abraham commenced employment with us in February 2020.

(4)	Dr. Aslan served as our President and Chief Business Officer from September 2018 until December 2020. Dr. Aslan resigned effective as of December 31, 2020.

(5)	In accordance with SEC rules, this column reflects the aggregate grant date fair value of the stock option awards granted during 2020. These amounts have been computed in accordance with Financial Accounting Standards Board, Accounting Standards Codification Topic 718, Compensation—Stock Compensation, or FASB ASC Topic 718. Assumptions used in the calculation of these amounts are described in Note 9 to our audited financial statements and notes appearing elsewhere in this prospectus. These amounts do not reflect the actual economic value that may be realized by our named executive officers upon the vesting or exercise of the stock options, or the sale of the common stock underlying such stock options.

(6)	Mr. Hatfield commenced employment as our Chief Executive Officer in November 2020 and was not eligible for a performance-based cash bonus in 2020, pursuant to his offer letter. Dr. Miralles resigned in September 2020 and was not eligible for a performance-based cash bonus pursuant to our bonus plan. However, as part of Dr. Miralles’ separation agreement, he was eligible for a bonus for 2020 prorated through his final date of employment, with the amount of such bonus to be determined by the board of directors in its sole discretion based on our 2020 performance. Dr. Miralles’ prorated cash bonus of $120,551 is included under “All other compensation.”

(7)	Reflects a one-time bonus awarded to Dr. Aslan in October 2020 for his service as President during our transition between chief executive officers.

(8)	This amount reflects the incremental fair value, computed in accordance with FASB ASC Topic 718 as of October 2020, when certain of Dr. Miralles’ options were amended to accelerate the vesting of and extend the post termination exercise date of such options. Pursuant to Dr. Miralles’ offer letter dated as of July 31, 2017, he was eligible for six months of accelerated vesting. Notwithstanding the terms in the offer letter and in recognition of his service to us, pursuant to Dr. Miralles’ separation agreement, we accelerated the vesting of (i) his option to purchase 5,9111,000 shares of common stock that was granted on August 14, 2017 in connection with Dr. Miralles’ commencement of employment and (ii) the time-based portion of his option that was granted on September 17, 2019, which consists of 554,073 shares. Our board of directors also extended the post-termination exercise period that would otherwise apply to such options held by Dr. Miralles to the earlier of October 1, 2022, or the date that is 215 days after the completion of this offering.

(9)	This amount reflects the incremental fair value, computed in accordance with FASB ASC Topic 718 as of December 2020, when certain of Dr. Aslan’s options were amended in connection with his resignation to extend the exercise date of such options as follows: the shares subject to time-based vesting options that were vested as of Dr. Aslan’s termination of service with us, December 31, 2020, will remain exercisable by Dr. Aslan until the date that is 215 days after the first to occur of (i) the initial public offering of our securities or (ii) we (or our parent company) otherwise becoming subject to the reporting requirements of Section 13 and 15(d) of the Exchange Act; provided that if Dr. Aslan is not subject to a lock-up agreement in connection with such first event to occur, the exercise period shall terminate on the 180th day following such event.

(10)	Amount consists of (i) $297 in life insurance premiums paid on behalf of Mr. Hatfield and (ii) a one-time relocation payment of $9,519 to reimburse Mr. Hatfield for his reasonable, out of pocket expenses incurred in relocating, pursuant to the terms of Mr. Hatfield’s employment agreement. For more information regarding these benefits, see below under “—Perquisites, health, welfare and retirement benefits.”

(11)	Amount consists of (i) $1,741 in life insurance premiums paid on behalf of Dr. Miralles, (ii) $432,600 in severance payments that consisted of 12 months of Dr. Miralles’ base salary, (iii) $120,551 in severance payments that consisted of a prorated bonus, (iv) $2,649 in severance payments that consisted of three months of COBRA payments, (v) $9,615 in accrued but unused vacation that was paid out in connection with Dr. Miralles’ resignation, and (vi) principal and interest on a loan that was forgiven for $753,246 for Dr. Miralles’ option exercise payments. For more information regarding these benefits, see below under “—Perquisites, health, welfare and retirement benefits.”

(12)	Amount consists of $3,493 in life insurance premiums paid on behalf of Dr. Abraham. For more information regarding these benefits, see below under “—Perquisites, health, welfare and retirement benefits.”

(13)	Amount consists of (i) $810 in life insurance premiums paid on behalf of Dr. Aslan, and (ii) $12,144 in accrued but unused vacation that was paid out in connection with Dr. Aslan’s resignation. For more information regarding these benefits, see below under “—Perquisites, health, welfare and retirement benefits.”

Narrative to the summary compensation table

Annual base salary

The base salary of our named executive officers is generally determined and approved by our board of directors upon the recommendation of the compensation committee in connection with the commencement of employment of the named executive officer and may be adjusted from time to time thereafter as the board of directors determines appropriate. The 2020 and 2021 annual base salaries for our named executive officers are set forth in the table below.

Name	2020 Base salary ($)	2021 Base salary ($)
Jeffrey S. Hatfield, M.B.A.(1)	450,000	450,000
Chief executive officer
Diego Miralles, M.D.(2)	432,600	—
Former chief executive officer
Robert T. Abraham, Ph.D.	400,000	412,000
Chief scientific officer
Fred Aslan, M.D.(3)	400,000	—
Former president and chief business officer

(1)	Mr. Hatfield joined us as our Chief Executive Officer in November 2020 at an annual salary of $450,000.

(2)	Dr. Miralles resigned as our Chief Executive Officer and a member of our board of directors in September 2020.

(3)	Dr. Aslan’s base salary was increased from $364,000 to $400,000 in April 2020. Dr. Aslan resigned as our President and Chief Business Officer in December 2020.

In May 2021, our board of directors approved increases for certain of our named executive officers’ base salaries to be effective as of the completion of this offering as follows: Mr. Hatfield, $550,000, and Dr. Abraham, $415,000.

Bonus opportunity

In addition to base salaries, each of our named executive officers is eligible to earn annual cash bonuses, which are designed to provide appropriate incentives to our named executive officers to achieve defined annual corporate goals. The annual bonus awarded to each named executive officer may be based in part on the extent to which we achieve corporate goals. At the end of the year, our compensation committee and board of directors review our performance against each corporate goal and consider the extent to which we achieved each of our corporate goals.

There is no minimum bonus percentage or amount established for our named executive officers and, as a result, the bonus amounts vary from year to year based on corporate performance.

For 2020, each of Drs. Miralles, Abraham and Aslan was eligible for a target bonus equal to 40%, 35% and 35% of their base salary, respectively. Mr. Hatfield joined us as our Chief Executive Officer in November 2020 and was not eligible for a target bonus in 2020, pursuant to his offer letter.

In December 2020, the board of directors approved 50% of all employees’ 2020 target bonuses to be paid in December 2020. As a result, Dr. Abraham received a cash bonus of $63,584 and Dr. Aslan received a cash bonus of $68,163 in December 2020.

In February 2021, the board of directors determined that we achieved 95% of our 2020 corporate goals and paid the remaining amount of 2020 target bonuses to our eligible employees. Dr. Abraham received a cash bonus of $69,416 in February 2021, for a total 2020 cash bonus of $133,000. Dr. Aslan was no longer employed by us in February 2021 and was not eligible for the remainder of the 2020 cash bonus that was awarded in February 2021. Pursuant to Dr. Miralles’ separation agreement, he remained eligible to receive a prorated bonus for 2020, with the amount of such bonus to be determined by the board of directors in its sole discretion based on our performance during 2020. Dr. Miralles received a cash bonus in the amount of $120,551.

In addition to the percentage-based bonuses discussed above, Dr. Aslan received a one-time bonus of $75,000 in October 2020 for his service as President during our transition between chief executive officers.

For 2021, Mr. Hatfield and Dr. Abraham are eligible for a target bonus equal to 50% and 40% of their base salary, respectively.

Equity-based incentive awards

Our equity-based incentive awards are designed to align our named executive officers’ interests with those of our stockholders and to retain and incentivize our named executive officers over the long-term. Our board of directors is responsible for approving equity grants. Vesting of equity awards is generally tied to continuous service with us and serves as an additional retention measure. Our named executive officers generally are awarded an initial new hire grant upon commencement of employment. Additional grants may occur periodically in order to specifically incentivize our named executive officers with respect to achieving certain corporate goals or to reward our named executive officers for exceptional performance.

Prior to this offering, we have granted all equity awards pursuant to the 2016 Plan, the terms of which are described below under “—Equity benefit plans.” All options are granted with a per share exercise price equal to no less than the fair market value of a share of our common stock on the date of the grant of such award. Generally, our option awards vest over a four-year period subject to the holder’s continuous service to us, as further described under “—Outstanding equity awards at fiscal year end” below.

In January 2020, our board of directors granted an option to purchase 2,043,239 shares to Dr. Abraham with an exercise price per share of $0.35. The option vests as follows: 25% of the shares vest on February 3, 2021 and the balance vests in 36 equal monthly installments thereafter, subject to Dr. Abraham’s continued services to us.

In December 2020, pursuant to his offer letter with us, our board of directors granted to Mr. Hatfield, in each case with an exercise price of $0.50:

(i) an option to purchase 9,181,017 shares, vesting as to 25% of the shares vesting after his completion of one year of continuous service and the balance in 36 substantially equal monthly installments thereafter, subject to Mr. Hatfield’s continued service to us;

(ii) an option to purchase 1,080,120 shares, vesting in 24 equal monthly installments following the date that is 30 days after the achievement of an early clinical milestone relating to the submission of our first IND application with the FDA, subject to Mr. Hatfield’s continuous service to us; and

(iii) an option to purchase 1,620,180 shares, vesting as to 25% of the shares vest on the one-year anniversary of the date on which we receive at least $100 million in gross proceeds from one or more equity financing transactions that occur on or before May 9, 2022 and as to the remainder in 36 substantially equal monthly installments thereafter, subject to Mr. Hatfield’s continued service to us.

In addition, in September 2020, and in connection with Dr. Miralles’ resignation, our board of directors extended the post-termination exercise period applicable to the time-based portion of his option that was granted on September 17, 2019, which consists of 554,073 shares, or the Additional Option. The board of directors also fully accelerated the initial option granted to Dr. Miralles in August 2017 covering 5,911,000 shares, which he previously exercised in full via a promissory note extended to him by us. The post-termination exercise period applicable to the Additional Option was extended until the earlier of (i) October 1, 2022, or (ii) the date that is 215 days after the completion of this offering.

In addition, in December 2020, and in connection with Dr. Aslan’s resignation, our board of directors extended the post-termination exercise period applicable to the shares subject to time-based vesting options that were already vested as of Dr. Aslan’s termination of service with us, which include (i) an option to purchase 1,287,366 shares that was granted on October 18, 2018 and (ii) an option to purchase 268,125 shares that was granted on September 17, 2019. The post-termination exercise period applicable to the options was extended until the date that is 215 days after the first to occur of (i) the initial public offering of our securities or (ii) we (or our parent company) otherwise becoming subject to the reporting requirements of Section 13 and 15(d) of the Exchange Act; provided that if Dr. Aslan is not subject to a lock-up agreement in connection with such first event to occur, the exercise period shall terminate on the 180th day following such event.

Additionally, in December 2020, we entered into a consulting agreement with Dr. Aslan pursuant to which Dr. Aslan provided financial, accounting, investor relations, business and strategic advice to us through February 4, 2021. As compensation for the services provided under his consulting agreement, all of Dr. Aslan’s options held as of December 31, 2020, continued to vest pursuant to their terms during the term of the consulting agreement.

In March 2021, our board of directors granted to each of Mr. Hatfield and Dr. Abraham an option to purchase 732,618 shares of our common stock and 840,929 shares of our common stock, respectively, with an exercise price per share of $1.19 as compensation for services to us. The shares subject to each option vest as follows: 25% of the shares vest on March 18, 2022 and the balance vests in 36 equal monthly installments thereafter, subject to the executive’s continued services to us on each vesting date.

Employment agreements with our named executive officers

We have entered into offer letters with each of our named executive officers. Such letters provide for at-will employment and specify an initial base salary, initial annual target bonus and an initial equity award or awards for each of our named executive officers. In addition, each such letter provides for certain severance and equity acceleration benefits upon certain terminations of employment both in connection with our change in control and otherwise. Such benefits are described below under “Potential payments upon termination or change in control.”

Regardless of the manner in which service terminates, each of our named executive officers is entitled to receive amounts earned during his or her term of service, including unpaid salary and unused vacation, as applicable. In addition, pursuant to our severance and change in control benefit plan, which will become effective as of the effective date of this offering, our named executive officers are eligible to receive certain payments and benefits in event of specified terminations of their employment. All such benefits are subject to the officer’s continued compliance with all restrictive covenants, execution of an effective release of claims in our favor, and if applicable, resignation as a member of our board of directors.

For purposes of such severance and change in control benefit plan, the following definitions apply:

“Cause” has the meaning ascribed to such term in any written agreement between us and a named executive officer defining such term and, in the absence of such agreement, such term means the occurrence of any of the following events: (i) dishonest statements or acts with respect to us or any affiliate, or any current or prospective customers, suppliers, vendors or other third parties with which such entity does business; (ii) commission of (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) failure to perform assigned duties and responsibilities to our reasonable satisfaction which failure continues, in our reasonable judgment, after written notice given; (iv) gross negligence, willful misconduct or insubordination with respect to us or any affiliate; or (v) material violation of any provision of any agreement(s) with us relating to noncompetition, nonsolicitation, nondisclosure and/or assignment of inventions. The determination that a termination is either for or without cause will be made by our board of directors with respect to employees who are executive officers and by the chief executive officer with respect to employees who are not.

“Good Reason” means the occurrence of any one or more of the following undertaken by us (or a successor, if applicable) without the employee’s express written consent: (i) a material reduction in annual base salary; provided, however, that Good Reason will not be deemed to have occurred in the event of a reduction in annual base salary that is pursuant to a salary reduction program affecting substantially all of our employees and that does not adversely affect such employee to a greater extent than other similarly situated employees; (ii) a material reduction in authority, duties or responsibilities; provided, however, that a change in job position (including a change in title) shall not be deemed a “material reduction” in and of itself unless the new duties are materially reduced from prior duties; (iii) a relocation of such employee’s principal place of employment with us (or successor, if applicable) to a place that increases such employee’s one-way commute by more than 50 miles as compared to the then-current principal place of employment immediately prior to such relocation, except for required travel on our business to an extent substantially consistent with employee’s business travel obligations prior to the effective date of a change in control; provided that (A) if such employee’s principal place of employment is their personal residence, this clause (iii) shall not apply and (B) if the employee works remotely during any period in which such employee’s regular principal office location is an office of ours that is closed, then neither the relocation to remote work nor required return to the office from remote work will be considered a relocation of such employee’s principal office location, or (iv) a material breach by us of any material agreement between us and the employee concerning the terms and conditions of such employee’s employment or service with us, provided, however, that in each case (i) through (iv) above, in order for the employee’s resignation to be deemed to have been for Good Reason, the employee must first give us written notice of the action or omission giving rise to “Good Reason” within 30 days after the first occurrence thereof; we must fail to reasonably cure such action or omission within 30 days after receipt of such notice (the “Cure Period”), and the employee’s resignation must be effective not later than 30 days after the expiration of such Cure Period.

Mr. Hatfield

Pursuant to his participation agreement entered into in connection with our severance and change in control benefit plan, if Mr. Hatfield is terminated by us without cause or if he resigns for certain good reasons (collectively, an involuntary termination), then he will be entitled to receive continued payment of his base salary for 12 months plus, if he is eligible for and timely elects to continue health insurance coverage under

COBRA, payment of group health insurance premiums for him and his eligible dependents for up to 12 months (or, under certain circumstances, and regardless of whether he elects COBRA continuation, a fully taxable monthly cash payment equal to the amount of COBRA premiums that would otherwise have been paid by us for up to nine months). In the event Mr. Hatfield is subject to an involuntary termination within two months prior to, or within 12 months following, our change in control (a change in control termination), the severance period (and period during which COBRA benefits or the cash equivalent thereof) will be provided will be extended to 18 months; under such circumstances, he will also receive up to 18 months of his target bonus (assuming achievement at 100% of such target).

In addition, if Mr. Hatfield is subject to a change in control termination, 100% of his then-unvested options and other equity or equity-based awards shall vest and become exercisable immediately prior to his termination; provided, however, that for purposes of determining the accelerated vesting with respect to any performance based award for which the performance period has not ended and that has multiple vesting levels depending upon the level of performance, vesting acceleration with respect to any ongoing performance period(s) shall occur with respect to the number of shares subject to the award as if the applicable performance criteria had been attained at a 100% level or, if greater, based on actual performance as of the change in control termination date.

Dr. Abraham

Pursuant to his respective participation agreement entered into in connection with our severance and change in control benefit plan, upon an involuntary termination, Dr. Abraham is entitled to receive continued payment of base salary for 9 months plus, if eligible for and upon timely election to continue health insurance coverage under COBRA, payment of group health insurance premiums for the officer and any eligible dependents for up to 9 months (or, under certain circumstances, and regardless of whether COBRA continuation is elected, a fully taxable monthly cash payment equal to the amount of COBRA premiums that would otherwise have been paid by us for up to six months).

In the event Dr. Abraham is subject to an involuntary termination within two months prior to, or within

12 months following, our change in control (a change in control termination), the severance period (and period during which COBRA benefits or the cash equivalent thereof) will be provided will be extended to 12 months; under such circumstances, he will also receive 12 months of his target bonus (assuming achievement at 100% of such target).

In addition, if Dr. Abraham is subject to a change in control termination, 100% of his then-unvested options and other equity or equity-based awards shall vest and become exercisable immediately prior to his termination; provided, however, that for purposes of determining the accelerated vesting with respect to any performance based award for which the performance period has not ended and that has multiple vesting levels depending upon the level of performance, vesting acceleration with respect to any ongoing performance period(s) shall occur with respect to the number of shares subject to the award as if the applicable performance criteria had been attained at a 100% level or, if greater, based on actual performance as of the change in control termination date.

Further, pursuant to his letter agreement with us, upon an involuntary termination not related to our change of control, Dr. Abraham’s then-outstanding options will accelerate as if he had provided an additional six months of continuous service.

Payments in connection with termination of certain named executives officers

Dr. Miralles

Pursuant to his offer letter with us, upon an involuntary termination, or if his employment terminated due to his death or disability, Dr. Miralles was entitled to receive continued payment of his then-current base salary for 12 months.

Further, upon an involuntary termination, his then-outstanding options would be accelerated as if Dr. Miralles had provided an additional six months of continuous service.

Notwithstanding the foregoing, in recognition of his service with us, and in connection with his termination of employment, we agreed to pay the following pursuant to his separation agreement: (i) his base salary for a 12-month period following his termination, (ii) a prorated bonus, (iii) COBRA premiums for up to 12 months and (iv) vesting acceleration as described above under “Equity-based incentive awards.” In addition, our board of directors forgave a promissory note tendered by Dr. Miralles to us in connection with the exercise of his options. Such payments and benefits were contingent upon the execution and nonrevocation of a release of claims in our favor. Further, as described above, our board of directors also extended the post-termination exercise period that would otherwise apply to options held by Dr. Miralles to the earlier of (i) October 1, 2022, or (ii) the date that is 215 days after the completion of this offering.

Dr. Aslan

In connection with Dr. Aslan’s resignation, our board of directors extended the post-termination exercise period that would otherwise apply to time-based options held by Dr. Aslan that were vested as of December 31, 2020, the effective date of his resignation, to the date that is 215 days after the first to occur of (i) the initial public offering of our securities or (ii) we (or our parent company) otherwise becoming subject to the reporting requirements of Section 13 and 15(d) of the Exchange Act; provided that if Dr. Aslan is not subject to a lock-up in connection with such first event to occur, the exercise period shall terminate on the 180th day following such event.

In addition, in December 2020, we entered into a consulting agreement with Dr. Aslan pursuant to which he provided financial, accounting, investor relations, business and strategic advice to us through February 4, 2021. As compensation for the services provided under his consulting agreement, all of Dr. Aslan’s options held as of December 31, 2020 continued to vest pursuant to their terms during the term of the consulting agreement.

Outstanding equity awards at fiscal year end

The following table sets forth certain information regarding equity awards granted to our named executive officers that remain outstanding as of December 31, 2020. In addition, awards may vest on an accelerated basis under certain circumstances, as described above under “Potential payments upon termination or change in control.”

	Option awards(1)
	Vesting commencement date	Number of securities underlying unexercised options		Equity incentive plan awards: number of securities underlying unexercised unearned options(#)	Option exercise price ($)	Option expiration date
Name		Exercisable (#)	Unexercisable (#)
Jeffrey S. Hatfield, M.B.A.	11/9/2020(2)	—	9,181,017	—	0.50	12/3/2030
	N/A(3)	—	—	1,080,120	0.50	12/3/2030
	N/A(4)	—	—	1,620,180	0.50	12/3/2030
Diego Miralles, M.D.	9/17/2019	554,073	—	—	0.35	10/1/2022	(5)
Robert T. Abraham, Ph.D.	2/3/2020(6)	—	2,043,239	—	0.35	1/26/2030
Fred Aslan, M.D.	9/4/18(7)	1,287,366	95,360	—	0.25	10/17/2028
	9/17/19(8)	268,125	17,875	—	0.35	9/16/2029

(1)	All of the option awards were granted under the 2016 Plan, the terms of which plan are described below under “—Equity benefit plans.”

(2)	The shares subject to this option vest over four years, with 25% of the shares subject to the option vesting on the one-year anniversary of the vesting commencement date, and the balance of the shares vesting in 36 substantially equal monthly installments over the subsequent 36-month period, subject to the optionee’s continuous service on each vesting date.

(3)	The shares subject to this option vest in 24 equal monthly installments following the date that is 30 days after the achievement of an early clinical milestone relating to the submission of our first IND application with the FDA, subject to Mr. Hatfield’s continued services to us.

(4)	The shares subject to this option vest as to 25% of the shares vest on the one-year anniversary of the date on which we receive at least $100 million in gross proceeds from one or more equity financing transactions that occur on or before May 9, 2022 and as to the remainder in 36 substantially equal monthly installments thereafter, subject to Mr. Hatfield’s continued services to us.

(5)	If earlier, the option will expire on the date that is 215 days following the initial public offering of our securities.

(6)	The shares subject to this option vest over four years, with 25% of the shares subject to the option vesting on the one-year anniversary of the vesting commencement date, and the balance of the shares vesting in 36 substantially equal monthly installments over the subsequent 36-month period, subject to Dr. Abraham’s continued services to us.

(7)	The shares subject to this option vest over four years, with 25% of the shares subject to the option vesting on the one-year anniversary of the vesting commencement date, and the balance of the shares vesting in 36 equal monthly installments over the subsequent 36-month period, subject to the optionee’s continuous service on each vesting date. Although Dr. Aslan’s award contains certain vesting acceleration provisions, no such acceleration occurred in connection with his resignation.

(8)	The shares subject to this option vest as follows: (i) 214,500 of the shares vest on the one-year anniversary of the vesting commencement date; and (ii) the remaining shares vest in substantially equal monthly installments thereafter for the 36 months following such one-year anniversary. Dr. Aslan’s initial award included 429,000 option shares subject to a performance milestone, as the performance milestone was not satisfied as of Dr. Aslan’s resignation on December 31, 2020, the option shares subject to the performance milestone were cancelled.

Perquisites, health, welfare and retirement benefits

Each of our named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, life, long term disability and accidental death and dismemberment insurance plans, in each case on the same basis as all of our other employees. We pay the premiums for the life, disability, accidental death and dismemberment insurance for all of our employees. In addition, we provide the opportunity to participate in a 401(k) plan to our employees, including each of our named executive officers, as discussed in the section below entitled “—401(k) plan.”

We do not provide perquisites or personal benefits to our executive officers, except in limited circumstances. However, pursuant to his offer letter with us, we agreed to reimburse Mr. Hatfield for certain out of pocket expenses incurred in connection with his relocation from Boston to San Diego. Such reimbursements, in accordance with applicable law, relating to Mr. Hatfield’s initial relocation expenses were treated as taxable income and provided to Mr. Hatfield on a grossed-up, after-tax basis. Should Mr. Hatfield be terminated by us for cause or if he voluntarily resigns, he must repay to us (i) all of such relocation amounts, if such termination occurs within 12 months of his date of hire or (ii) 50% of such amounts, if such termination occurs within 24 months of his date of hire.

401(k) plan

Our named executive officers are eligible to participate in a defined contribution retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax or after-tax (Roth) basis, up to the statutorily prescribed annual limits on contributions under the Code. We may make discretionary matching contributions for the plan year ending December 31st, based on employee deferrals for the plan year, although we have not done so to date. Individual’s contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan (except for Roth contributions) and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Equity benefit plans

The principal features of our equity plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

2021 Equity Incentive Plan

Our board of directors adopted our 2021 Plan on May 26, 2021, and we expect our stockholders to approve our 2021 Plan prior to the completion of this offering. Our 2021 Plan is a successor to and continuation of our 2016 Equity Incentive Plan, as amended, or our 2016 Plan. Our 2021 Plan will become effective on the date of the underwriting agreement related to this offering. The 2021 Plan came into existence upon its adoption by our board of directors, but no grants will be made under the 2021 Plan prior to its effectiveness. Once the 2021 Plan is effective, no further grants will be made under the 2016 Plan.

Awards.    Our 2021 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to employees, directors and consultants, including employees and consultants of our affiliates.

Authorized Shares.    Initially, the maximum number of shares of our common stock that may be issued under our 2021 Plan after it becomes effective will not exceed                  shares of our common stock, which is the sum of (1)                 new shares of our common stock, plus (2) an additional number of shares of our common stock subject to outstanding stock awards granted under our 2016 Plan that, on or after the 2021 Plan becomes effective, expire or otherwise terminate prior to exercise or settlement; are not issued because the stock award is settled in cash; are forfeited or repurchased because of the failure to vest; or are reacquired or withheld to satisfy a tax withholding obligation or the purchase or exercise price, if any, as such shares become available from time to time. In addition, the number of shares of our common stock reserved for issuance under our 2021 Plan will automatically increase on January 1 of each year, starting on January 1, 2022, through and including January 1, 2031, in an amount equal to (1) 5% of the total number of shares of our common stock outstanding on the last day of the preceding calendar year, or (2) a lesser number of shares of our common stock determined by our board of directors prior to the date of the increase. The maximum number of shares of our common stock that may be issued on the exercise of ISOs under our 2021 Plan is                  shares.

Shares subject to stock awards granted under our 2021 Plan that expire or terminate without being exercised or otherwise issued in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under our 2021 Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation do not reduce the number of shares available for issuance under our 2021 Plan. If any shares of our common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us (1) because of the failure to vest, (2) to satisfy the exercise, strike or purchase price, or (3) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2021 Plan.

Plan Administration.    Our board of directors, or a duly authorized committee of our board of directors, will administer our 2021 Plan and is referred to as the “plan administrator” herein. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under our 2021 Plan, our board of directors has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Under the 2021 Plan, the board of directors also generally has the authority to effect, with the consent of any materially adversely affected participant, (1) the reduction of the exercise, purchase, or strike price of any outstanding option or stock appreciation right; (2) the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration; or (3) any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options.    ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2021 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2021 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2021 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of our common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, or (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options and stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

Tax Limitations on ISOs.    The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards.    Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of shares of our common stock, a combination of cash and shares of our common stock as determined by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards.    Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights.    Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2021 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of our common stock or in any other form of payment, as determined by our board of directors and specified in the stock appreciation right agreement.

The plan administrator determines the term of stock appreciation rights granted under the 2021 Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards.    The 2021 Plan permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain preestablished performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, our common stock.

The performance goals may be based on any measure of performance selected by our board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by our board of directors when the performance award is granted, our board of directors will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any portion of our business which is divested achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit.    The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year that begins on or after the effective date of this offering, including awards granted and cash fees paid by us to such non-employee director, will not exceed (1) $750,000 in total value or (2) if such non-employee director is first appointed or elected to our board of directors during such calendar year, $1,000,000 in total value.

Changes to Capital Structure.    In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2021 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs, and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions.    The following applies to stock awards under the 2021 Plan in the event of a corporate transaction (as defined in the 2021 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under the 2021 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to our successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of common stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn-out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of our common stock.

Under the 2021 Plan, a corporate transaction is generally defined as the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of at least 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction, or (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control.    Awards granted under the 2021 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Under the 2021 Plan, a change in control is generally defined as: (1) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock; (2) a consummated merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction; (3) a consummated sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction; or (4) when a majority of our board of directors becomes comprised of individuals who were not serving on our board of directors on the date the 2021 Plan was adopted by the board of directors, or the incumbent board, or whose nomination, appointment, or election was not approved by a majority of the incumbent board still in office.

Plan Amendment or Termination.    Our board of directors has the authority to amend, suspend, or terminate our 2021 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts our 2021 Plan. No stock awards may be granted under our 2021 Plan while it is suspended or after it is terminated.

2016 Equity Incentive Plan

Our board of directors adopted and our stockholders approved our 2016 Plan in March 2016, and we most recently amended our 2016 Plan in March 2021. Our 2016 Plan permits the grant of ISOs, NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock-based awards. ISOs may be granted only to our employees and to any of our parent or subsidiary corporations’ employees. All other awards may be granted to employees, directors and consultants of ours and to any of our parent or subsidiary corporations’ employees or consultants. Our 2016 Plan will be terminated prior to the completion of this offering, and thereafter we will not grant any additional awards under our 2016 Plan. However, our 2016 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

As of March 31, 2021, stock options covering 48,061,326 shares of our common stock with a weighted-average exercise price of $0.66 per share were outstanding, and 14,389,197 shares of our common stock remained available for the future grant of awards under our 2016 Plan. In addition, any shares subject to options that expire or terminate prior to exercise or are withheld to satisfy tax withholding obligations related to an option or the exercise price of an option will be added to the number of shares then available for issuance under our 2021 Plan.

Administration. Our board of directors or a committee or an officer delegated by our board of directors administers our 2016 Plan. Subject to the terms of our 2016 Plan, the administrator has the power to, among other things, select the persons to whom awards may be granted, determine the type of award to be granted to any person, determine the number and type of shares to be covered by each award, establish the terms and conditions of each award agreement, determine whether and under what circumstances an option may be exercised without a payment of cash, and determine whether and to what extent and under what circumstances shares and other amounts payable with respect to an award may be deferred either automatically or at the election of the participant.

Options. The exercise price per share of ISOs granted under our 2016 Plan must be at least 100% of the fair market value per share of our common stock on the grant date. NSOs may be granted with a per share exercise price that is less than 100% of the per share fair market value of our common stock. Subject to the provisions of our 2016 Plan, the administrator determines the other terms of options, including any vesting and exercisability requirements, the method of payment of the option exercise price, the option expiration date, and the period following termination of service during which options may remain exercisable.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock dividend, stock split or reverse stock split, appropriate adjustments will be made to (1) the number of shares available for issuance under our 2016 Plan, (2) the number of shares covered by and, as applicable, the exercise price of each outstanding award granted under our 2016 Plan and (3) the number of shares that may be issued as ISOs under the 2016 Plan.

Corporate Transactions. In the event of a “corporate transaction” (as defined in the 2016 Plan), our board of directors generally may take one or more of the following actions with respect to outstanding awards:

•	arrange for the surviving or acquiring corporation (or such corporation’s parent) to assume or continue such awards, or to substitute a similar stock award for such outstanding awards;

•	cancel any or all vested and/or unvested awards in exchange for cash or other consideration, at the discretion of our board of directors;

•	accelerate the vesting of stock awards in whole or in part;

•	cancel any or all unvested awards without payment of any consideration; or

•

arrange for the lapse of any reacquisition or repurchase rights in our favor with respect to a stock award, or arrange for the assignment of any such rights to the surviving or acquiring corporation (or such corporation’s parent).

Our board of directors need not take the same action or actions with respect to all stock awards or portions thereof or with respect to all participants or with respect to the vested or unvested portion of such stock awards.

In addition, a stock award may provide for additional acceleration of vesting and exercisability upon or following a “change in control” (as defined in the 2016 Plan) as may be provided in the award agreement evidencing such stock award or in any other written agreement with the holder thereof.

Plan Amendment or Termination. Our board of directors may amend, modify or terminate our 2016 Plan at any time. As discussed above, we will terminate our 2016 Plan prior to the completion of this offering and no new awards will be granted thereunder following such termination.

2021 Employee Stock Purchase Plan

Our board of directors adopted the 2021 Employee Stock Purchase Plan, or ESPP, on May 26, 2021, and we expect our stockholders to approve our ESPP prior to the completion of this offering. The ESPP will become effective immediately prior to and contingent upon the date of the underwriting agreement related to this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. Our ESPP will be designed to allow eligible U.S. employees to purchase our common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code.

Share Reserve. Following this offering, the ESPP will authorize the issuance of                shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each year, from January 1, 2022 through and including January 1, 2031, by the lesser of (1) 1% of the total number of shares of our common stock outstanding on the last day of the preceding calendar year, and (2)                shares of our common stock; provided, that prior to the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2).

Administration. Our board of directors intends to delegate concurrent authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings under which eligible employees are granted rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to a specified percentage of their earnings (as set forth in, and as defined in, the offering memorandum our board of directors or compensation committee may adopt from time to time with respect to offerings under our ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first trading date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (1) being customarily employed for more than 20 hours per week; (2) being customarily employed for more than 5 months per calendar year; or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value pursuant to Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (1) the number of shares reserved under the ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year, (3) the number of shares and purchase price of all outstanding purchase rights and (4) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of a corporate transaction (as defined in the ESPP), any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days prior to such corporate transaction, and such purchase rights will terminate immediately after such purchase.

Under the ESPP, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of our assets; (2) the sale or disposition of more than 50% of our outstanding securities; (3) a merger or consolidation where we do not survive the transaction; and (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

ESPP Amendments, Termination. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP, as required by applicable law or listing requirements.

Director compensation

Non-Employee Director Compensation Policies

In January 2017, we entered into a consulting agreement with Dr. Cravatt, pursuant to which Dr. Cravatt provides advisory scientific and business services in relation to our operations. Pursuant to his consulting agreement, Dr. Cravatt receives a consulting fee of $120,000 per year payable on a quarterly basis for services rendered, as requested from time to time. Dr. Cravatt is also eligible for annual incentive fees of up to $36,000 at the sole discretion of our board of directors, but no such fees were awarded during our 2020 fiscal year.

In May 2017, we entered into a letter agreement with Dr. Heyman confirming his appointment to the board of directors. As amended effective as of July 2019, he receives a stipend of $150,000 per year, payable on a quarterly basis.

In November 2019, we entered into a letter agreement with Dr. Daniel confirming his compensation of $50,000 per year for service on the board of directors, effective as of the 2019 calendar year.

In December 2020, our board of directors granted an option to purchase 100,000 shares of our common stock to Dr. Heyman with an exercise price per share of $0.50 in recognition of his board service during our transition between chief executive officers. The option was fully vested at the time of grant. In March 2021, our board of directors granted to each of Drs. Cravatt, Heyman and Daniel an option to purchase 420,000 shares of our common stock with an exercise price per share of $1.19 as compensation for serving on our board of directors. The shares subject to each option vest as follows: 25% of the shares vest on March 18, 2022 and the balance vests in 36 equal monthly installments thereafter, subject to the director’s continued services to us on each vesting date.

Ms. Friedman joined our board of directors in March 2021. In March 2021, we entered into a letter agreement with Ms. Friedman pursuant to which we agreed to pay her a retainer of $35,000 per year for service on the board of directors and an additional $20,000 for service as chair of the audit committee of the board of directors, each payable on a quarterly basis. In addition, pursuant to the letter agreement, our board of directors granted her an option to purchase 925,000 shares of our common stock with an exercise price per share of $1.19 as compensation for joining our board of directors. The shares subject to the option vest over four years, with 1/48th of the shares subject to the option vesting monthly beginning on April 19, 2021, subject to her continuous service on each vesting date, and further subject to full acceleration of vesting in the event of our change in control (as defined in the 2016 Plan).

Ms. Siu joined our board of directors in April 2021. In April 2021, we entered into a letter agreement with Ms. Siu pursuant to which we agreed to pay her a retainer of $35,000 per year for service on the board of directors and an additional $7,500 for service as a member of a committee of the board of directors, each payable on a quarterly basis. In addition, pursuant to the letter agreement, our board of directors granted her an option to purchase 500,000 shares of our common stock with an exercise price per share of $1.67 as compensation for joining our board of directors. The shares subject to the option vest over four years, with 1/48th of the shares subject to the option vesting monthly beginning on May 27, 2021, subject to her continuous service on each vesting date, and further subject to full acceleration of vesting in the event of our change in control (as defined in the 2016 Plan).

We have reimbursed and will continue to reimburse all of our non-employee directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors.

Our board of directors adopted a non-employee director compensation policy in May 2021 that will become effective immediately prior to and contingent upon the execution and delivery of the underwriting agreement related to this offering and will be applicable to all of our non-employee directors. Such policy shall supersede and replace the existing arrangements with each of Drs. Heyman and Daniel and Mses. Friedman and Siu. This compensation policy provides that each such non-employee director will receive the following compensation for service on our board of directors:

•	an annual cash retainer of $35,000;

•	an additional cash retainer of $30,000 for service as the non-executive chair of our board of directors;

•

an additional annual cash retainer of $20,000, $10,000 and $8,000 for service as chair of the audit committee, compensation committee and the nominating and corporate governance committee, respectively;

•

an additional annual cash retainer of $10,000, $5,000 and $4,000 for service as a member of the audit committee, compensation committee and the nominating and corporate governance committee, respectively;

•	an initial option grant to purchase shares of our common stock on the date of each such non-employee director’s election or appointment to our board of directors; and

•	an annual option grant to purchase shares of our common stock on the date of each of our annual stockholder meetings.

Each of the option grants described above will be granted under our 2021 Plan, the terms of which are described in more detail below under the section titled “—Equity benefit plans—2021 Equity incentive plan.” The initial option grant described above will vest and become exercisable in substantially equal monthly installments over 36 months of continuous service following the date of grant. Each annual option grant will vest and become exercisable on the earlier of the one-year anniversary of the date of grant and the day immediately prior to the date of our next annual stockholders’ meeting following the date of grant. With respect to a non-employee who, following the effective date of this offering, is first elected or appointed to our board of directors on a date other than the date of our annual stockholder meeting, upon our first annual stockholder meeting following such non-employee director’s first joining our board of directors, such non-employee director’s first annual grant will be prorated to reflect the time between the election or appointment date and the date of such first annual stockholder meeting.

All options granted to our non-employee directors will vest in full if we are subject to a change in control prior to termination of the non-employee director’s continuous service.

The term of each option will be ten years, subject to earlier termination as provided in the 2021 Plan and the applicable stock option agreement and will generally remain exercisable for at least 12 months following a non-employee director’s termination of service.

Outstanding equity awards held by our non-employee directors are subject to the terms of our 2016 Plan, as described above under “—Equity benefit plans—2016 Equity incentive plan.”

The following table sets forth in summary form information concerning the compensation that we paid or awarded during the year ended December 31, 2020 to each of our non-employee directors.

Name	Fees earned or paid in cash ($)		Stock awards ($)(1)	Option awards ($)(2)(3)		Total ($)
Kristina Burow, M.B.A.	—		—	—		—
John K. Clarke, M.B.A.	—		—	—		—
Benjamin F. Cravatt, Ph.D.	120,000	(4)	—	—		120,000
Thomas O. Daniel, M.D.	50,000	(5)	—	—		50,000
Richard Heyman, Ph.D.	150,000	(6)	—	91,837	(7)	241,837
Jakob Loven, Ph.D.	—		—	—		—
Thomas Woiwode, Ph.D.	—		—	—		—

(1)	Each of Drs. Heyman and Daniel previously exercised unvested options granted to them. As of December 31, 2020, Dr. Heyman held 76,250 shares subject to our repurchase right and Dr. Daniel held 35,938 shares subject to our repurchase right.

(2)	As of December 31, 2020, the aggregate number of shares underlying outstanding options to purchase our common stock held by our non-employee directors was: Ms. Burow, no shares; Mr. Clarke, no shares; Dr. Cravatt, 1,500,000 shares; Dr. Daniel, no shares; Dr. Heyman, 1,884,239 shares; Dr. Loven, no shares; and Dr. Woiwode, no shares.

(3)	Amounts shown in this column do not reflect dollar amounts actually received by our non-employee directors. Instead, these amounts reflect the aggregate grant date fair value of each stock option granted, computed in accordance with the provisions of FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 9 to our financial statements included in this prospectus. As required by SEC rules, the amount shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our non-employee directors will only realize compensation to the extent the trading price of our common stock is greater than the exercise price of such stock options.

(4)	Consists of consulting fees paid pursuant to a consulting agreement entered into with Dr. Cravatt in January 2017 for his advisory scientific and business services in relation to our operations, as described under “Certain relationships and related party transactions—Consulting arrangements.”

(5)	Consists of annual compensation to Dr. Daniel for his service on our board of directors.

(6)	Consists of annual compensation to Dr. Heyman for his service as chair of our board of directors.

(7)	Represents the grant date fair value of an option to purchase 100,000 shares of our common stock granted to Dr. Heyman on December 17, 2020 at an exercise price of $0.50 per share for his board service during our transition between chief executive officers. The shares subject to this award were fully vested at the time of grant.

On June     , 2021, our board of directors approved the grant of an option to purchase                  shares of our common stock to each of                 . Such options will have a grant date effective as of the date of this offering and will have an exercise price per share equal to the offering price. Such options will vest in 36 substantially equal monthly installments following the date of grant, subject to the director’s continuous service through each such vesting date. The options will vest in full in the event we are subject to a change in control.

Certain relationships and related party transactions

The following includes a summary of transactions since January 1, 2018 to which we have been a party, in which the amount involved in the transaction exceeded $120,000 or, if less, 1% of the average of our total assets as of December 31, 2019 and 2020 and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, severance and change in control and other arrangements, which are described under “Executive and director compensation.”

Convertible preferred stock financings

In March 2018, pursuant to a Series A-3 convertible preferred stock purchase agreement, we issued and sold 6,550,000 shares of our Series A-3 convertible preferred stock at a purchase price of $0.90 per share to Celgene Corporation, and received gross proceeds of approximately $5.9 million, in connection with our Master Research and Collaboration Agreement with Celgene Corporation, now the Bristol-Myers Squibb Company.

In April 2019, pursuant to a Series B convertible preferred stock purchase agreement, we issued and sold an aggregate of 57,543,868 shares of our Series B convertible preferred stock at a purchase price of $1.425 per share, and received gross proceeds of approximately $82.0 million.

In February 2021, pursuant to a Series C convertible preferred stock purchase agreement, we issued and sold an aggregate of 64,285,721 shares of our Series C convertible preferred stock at a purchase price of $2.10 per share, and received gross proceeds of approximately $135.0 million.

The participants in our convertible preferred stock financings included entities affiliated with members of our board of directors and holders of more than 5% of our capital stock. The following table sets forth the aggregate number of shares of our convertible preferred stock issued to these related parties.

Name of stockholder	Series B preferred	Series C preferred	Aggregate consideration
Entities affiliated with Versant Venture Capital V, L.P.(1)	7,017,547	476,191	$11,000,006
ARCH Venture Fund IX, L.P.(2)	8,421,053	476,191	$13,000,002
Nextech V Oncology S.C.S. SICAV-SIF(3)	12,280,702	1,428,572	$20,500,002
CHP III, L.P.(4)	701,755	—	$1,000,001
Bristol-Myers Squibb Company	2,456,141	—	$3,500,001

(1)	Consists of shares purchased by Versant Venture Capital V, L.P., Versant Vantage I, L.P., Versant Venture Capital V (Canada), L.P., Versant Ophthalmic Affiliates Fund I, L.P. and Versant Affiliates Fund V, L.P. Dr. Woiwode, a member of our board of directors, is a managing director of Versant Ventures.

(2)	Consists of shares purchased by ARCH Venture Fund IX, L.P. Ms. Burow and Dr. Daniel, each members of our board of directors, are a managing director and venture partner, respectively, at ARCH Venture Partners.

(3)	Consists of shares purchased by Nextech V Oncology S.C.S. SICAV-SIF. Dr. Loven, a member of our board of directors, is a partner of Nextech Invest.

(4)	Consists of shares purchased by CHP III, L.P. Mr. Clarke, a member of our board of directors, is a managing partner of Cardinal Partners.

Investor agreements

In connection with our Series C convertible preferred stock financing, we entered into an amended and restated investors’ rights agreement, an amended and restated voting agreement and right of an amended and restated first refusal and co-sale agreement containing registration rights, information rights, voting rights and rights of first refusal and co-sale, among other things, with certain of our stockholders, including certain holders of 5%

of our capital stock and entities affiliated with certain of our directors. The foregoing agreements will terminate upon the completion of this offering, except for the registration rights set forth in the investors’ rights agreements, as more fully described below in “Description of capital stock—Registration rights.”

Promissory notes

We entered into a recourse promissory note with Dr. Diego Miralles, our former Chief Executive Officer, in August 2017 for approximately $700,000. On September 29, 2020, Dr. Miralles’ promissory note was forgiven pursuant to his separation agreement.

We entered into a recourse promissory note with Dr. Cravatt, a member of our board of directors, in November 2016, pursuant to which we loaned Dr. Cravatt $70,000 in principal as payment of the exercise price for Dr. Cravatt’s options to purchase shares of our common stock. In January 2021, we entered into an amendment to the recourse promissory note with Dr. Cravatt to extend the maturity of the note by three years from November 2020 to November 2023. On April 21, 2021, Dr. Cravatt repaid the recourse promissory note in full, including all accrued interest thereunder.

License agreements

On September 15, 2014, we entered into the Research and Option Agreement, pursuant to which we provide funding to TSRI to conduct certain research activities under a research program lead by Dr. Cravatt, who is also a member of our board of directors. As of December 31, 2019 and 2020, we had prepaid expenses of $0.1 million under the Research Agreement. During the years ended December 31, 2019 and 2020, we recorded $1.0 million and $0.7 million, respectively, in research and development expenses for funding provided under the Research Agreement.

On January 6, 2016, we entered into the TSRI Agreement. See “Business—Key intellectual property agreements—License agreement with The Scripps Research Institute” for more information. We entered into a letter agreement with TSRI in January 2020 to provide TSRI with preemptive rights under our investors’ rights agreement that supersede the preemptive rights in the license agreement. These preemptive rights will terminate upon the completion of this offering, as more fully described below in “Description of capital stock—Registration rights.” Dr. Cravatt, a member of our board of directors, is affiliated with TSRI.

We entered into the BMS Agreement on March 1, 2018 with Celgene Corporation, pursuant to which we received a $95.0 million upfront payment. See “Business—Key intellectual property agreements—Master research and collaboration agreement with Bristol-Myers Squibb Company” for more information.

Consulting arrangements

In January 2017, we entered into a consulting agreement with Dr. Cravatt, a member of our board of directors, pursuant to which Dr. Cravatt provides advisory scientific and business services in relation to our operations. Pursuant to his consulting agreement, Dr. Cravatt receives a consulting fee of $120,000 per year for services rendered, as requested from time to time, and Dr. Cravatt is eligible for annual incentive fees of up to $36,000 at the sole discretion of our board of directors. The consulting agreement will remain in effect unless terminated by either party.

Equity grants

We have granted stock options to our executive officers and certain members of our board of directors. For a description of these options, see the section titled “Executive and director compensation.”

Indemnification agreements

Our amended and restated certificate of incorporation, which will be effective immediately prior to the completion of this offering, will contain provisions limiting the liability of directors, and our amended and restated bylaws, which will be effective immediately prior to the completion of this offering, will provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by our board of directors.

We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers, as described in the section titled “Management—Limitation of liability and indemnification.” The indemnification agreements will provide that we will indemnify each of our directors, executive officers and such other employees against any and all expenses incurred by that director, executive officer or other employee because of his or her status as one of our directors, executive officers or other employees, to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws. In addition, the indemnification agreements will provide that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other employees in connection with a legal proceeding involving his or her status as a director, executive officer or employee.

Policies and procedures for transactions with related persons

Prior to the completion of this offering, we will adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related-person transactions.” For purposes of our policy only, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000 or, if less, 1% of the average of our total assets as of December 31, 2019 and 2020. Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of our common stock, including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to another independent body of our board of directors) for review. The presentation must include a description of, among other things, all of the parties thereto, the direct and indirect interests of the related persons, the purpose of the transaction, the material facts, the benefits of the transaction to us and whether any alternative transactions are available, an assessment of whether the terms are comparable to the terms available from unrelated third parties and management’s recommendation. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our audit committee or another independent body of our board of directors takes into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties.

In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval. All of the transactions described in this section occurred prior to the adoption of this policy.

Principal stockholders

The following table sets forth information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current executive officers and directors as a group.

The percentage ownership information under the column titled “Before offering” is based on 238,452,145 shares of our common stock outstanding (including the 124,190 shares of restricted common stock which are subject to a right of repurchase by us) as of April 30, 2021, assuming conversion of all outstanding shares of our convertible preferred stock into 213,731,388 shares of our common stock, which will occur in connection with the completion of this offering. The percentage ownership information under the column titled “After offering” is based on the sale of                shares of our common stock in this offering, and assumes no exercise of the underwriters’ option to purchase additional shares.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of our common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before June 29, 2021, which is 60 days after April 30, 2021. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Vividion Therapeutics, Inc., 5820 Nancy Ridge Drive, San Diego, CA 92121.

	Number of shares beneficially owned	Percentage of shares beneficially owned
Name and address of beneficial owner		Before offering	After offering

5% or greater stockholders
ARCH Venture Fund IX, L.P.(1)	38,230,578	16.0%
Entities affiliated with Versant Venture Capital V, L.P.(2)	32,160,404	13.5%
CHP III, L.P.(3)	29,386,886	12.3%
Nextech V Oncology S.C.S. SICAV-SIF(4)	13,709,274	5.7%

Named executive officers, other officers and directors:
Jeffrey S. Hatfield, M.B.A.	—	*
Robert T. Abraham, Ph.D.(5)	681,079	*
Diego Miralles, M.D.(6)	6,465,073	2.7%

	Number of shares beneficially owned	Percentage of shares beneficially owned
Name and address of beneficial owner		Before offering	After offering
Fred Aslan, M.D.(7)	1,668,726	*
Kristina Burow, M.B.A.(1)	38,230,578	16.0%
John K. Clarke, M.B.A.(3)	29,386,886	12.3%
Benjamin F. Cravatt, Ph.D.(8)	3,437,500	1.4%
Thomas O. Daniel, M.D.(9)	1,925,000	*
Catherine J. Friedman(10)	57,812	*
Richard Heyman, Ph.D.(11)	1,211,403	*
Jakob Loven, Ph.D.(4)	13,709,274	5.7%
Christine Siu, M.B.A.(12)	20,833	*
Thomas Woiwode, Ph.D.(2)	32,160,404	13.5%
All current executive officers and directors as a group (12 persons)(13)	121,045,794	50.4%

*	Represents beneficial ownership of less than 1%.

(1)	Consists of 29,333,334 shares of common stock issuable upon conversion of our Series A-2 convertible preferred stock, 8,421,053 shares of common stock issuable upon conversion of our Series B convertible preferred stock and 476,191 shares of Series C preferred stock in each case held by ARCH Venture Fund IX, L.P., or ARCH IX. ARCH Venture Partners is the sole general partner of ARCH IX and has sole voting and investment power with respect to the shares held by ARCH IX. ARCH Venture Partners IX, LLC, or AVP IX LLC, is the sole general partner of AVP IX LP. AVP IX LP and AVP IX LLC disclaim beneficial ownership except to any pecuniary interesting therein. Each of Keith Crandell, Clinton Bybee and Robert Nelsen, as managing directors of AVP IX LLC, may also be deemed to share the power to direct the disposition and vote of the shares held by ARCH IX but disclaims beneficial ownership of such securities except to any pecuniary interest therein. Dr. Daniel and Ms. Burow, members of our board of directors, each hold an interest in AVP IX LP but do not have voting or dispositive power, and disclaim beneficial ownership except to any pecuniary interest therein. The address for each of the entities and individuals is 8755 West Higgins Road, Suite 1025, Chicago, Illinois 60631.

(2)	Consists of (i) 21,647,256 shares of common stock issuable upon conversion of our Series A-2 convertible preferred stock and 1,847,562 shares of common stock issuable upon conversion of our Series B convertible preferred stock in each case held by Versant Venture Capital V, L.P., or Versant, (ii) 4,912,281 shares of common stock issuable upon conversion of our Series B convertible preferred stock and 476,191 shares of common stock issuable upon conversion of our Series C convertible preferred stock in each case held by Versant Vantage I, L.P., or Versant Vantage, (iii) 1,647,464 shares of common stock issuable upon conversion of our Series A-2 convertible preferred stock and 140,609 shares of common stock issuable upon conversion of our Series B convertible preferred stock in each case held by Versant Venture Capital V (Canada) LP, or Versant V Canada, (iv) 720,786 shares of common stock issuable upon conversion of our Series A-2 convertible preferred stock and 61,519 shares of common stock issuable upon conversion of Series B convertible preferred stock in each case held by Versant Ophthalmic Affiliates Fund I, L.P., or Versant Ophthalmic and (v) 651,160 shares of common stock issuable upon conversion of Series A-2 convertible preferred stock and 55,576 shares of common stock issuable upon conversion of Series B convertible preferred stock in each case held by Versant Affiliates Fund, V, L.P., or Versant Affiliates V. Versant, Versant V Canada, Versant Ophthalmic, Versant Affiliates V, and Versant Vantage are collectively referred to as the Versant Entities. Versant Ventures V, LLC is the general partner of each of Versant, Versant Ophthalmic and Versant Affiliates V and has voting and dispositive control over the shares held by such entities. Versant Ventures V (Canada), L.P. is the general partner of Versant V Canada and Versant Ventures V GP-GP (Canada), Inc. is the sole general partner of Versant Ventures V (Canada), L.P. and has voting and dispositive control over the shares held by Versant V Canada. Jerel Davis, Brad Bolzon, Dr. Woiwode, William Link, Samuel Colella, Kirk Nielsen and Robin Praeger, the managing directors of Versant Ventures V, LLC and the directors of Versant Ventures V GP-GP (Canada), Inc., may be deemed to possess voting and dispositive control over the shares held by Versant, Versant V Canada, Versant Ophthalmic and Versant Affiliates V and may be deemed to have indirect beneficial ownership of the shares held by Versant, Versant V Canada, Versant Ophthalmic and Versant Affiliates V but disclaim beneficial ownership of such securities, except to the extent of their respective pecuniary interest therein, if any. Versant Vantage I GP, L.P. is the sole general partner of Versant Vantage and Versant Vantage I GP-GP, LLC is the sole general partner of Versant Vantage I GP, L.P. and has voting and dispositive control over the shares held by Versant Vantage. Jerel Davis, Brad Bolzon, Dr. Woiwode, Clare Ozawa and Robin Praeger, the managing directors of Versant Vantage I GP-GP, LLC, may be deemed to possess voting and dispositive control over the shares held by Versant Vantage and may be deemed to have indirect beneficial ownership of the shares held by Versant Vantage but disclaims beneficial ownership of such securities, except to the extent of their respective pecuniary interest therein, if any. Dr. Woiwode is a member of our board of directors. The address for each of the Versant Entities and individuals is One Sansome Street, Suite 3630, San Francisco, CA 94104.

(3)	Consists of 16,018,465 shares of common stock issuable upon conversion of our Series A convertible preferred stock, 12,666,666 shares of common stock issuable upon conversion of our Series A-2 convertible preferred stock and 701,755 shares of common stock issuable upon conversion of our Series B convertible preferred stock held by CHP III, L.P., or CHP L.P. CHP III Management LLC is the General Partner of CHP L.P., and Mr. Clarke, a member of our board of directors, is a managing member of CHP III Management LLC and shares voting and dispositive power over the shares held by CHP L.P.; however, Mr. Clarke disclaims beneficial ownership of the shares held by CHP L.P., except to the extent of his pecuniary interests therein. The address for each of the entities and individuals is c/o Cardinal Partners, 230 Nassau Street, Princeton, NJ 08542.

(4)	Consists of 12,280,702 shares of common stock issuable upon conversion of our Series B convertible preferred stock and 1,428,572 shares of common stock issuable upon conversion of our Series C convertible preferred stock held by Nextech V Oncology S.C.S., SICAV-SIF, or Nextech. Nextech Invest Ltd. is the investment advisor of Nextech and Dr. Loven, a member of our board of directors, is a partner at Nextech Invest Ltd. and shares voting and dispositive power over the shares held by Nextech; however, Dr. Loven disclaims beneficial ownership of the shares held by Nextech, except to the extent of his pecuniary interests therein.

(5)	Consists of 681,079 shares of our common stock issuable to Dr. Abraham pursuant to options exercisable within 60 days of April 30, 2021.

(6)	Dr. Miralles resigned as our Chief Executive Officer in September 2020. Consists of (i) 5,911,000 shares of our common stock held by Dr. Miralles and (ii) 554,073 shares of our common stock issuable to Dr. Miralles pursuant to options exercisable within 60 days of April 30, 2021.

(7)	Dr. Aslan resigned as our President and Chief Business Officer in December 2020. Consists of 1,668,726 shares of our common stock issuable to Dr. Aslan pursuant to options exercisable within 60 days of April 30, 2021.

(8)	Consists of (i) 3,000,000 shares of our common stock held by Dr. Cravatt and (ii) 437,500 shares of our common stock issuable to Dr. Cravatt pursuant to options exercisable within 60 days of April 30, 2021.

(9)	Consists of 1,925,000 shares of our common stock held by Dr. Daniel.

(10)	Ms. Friedman joined our board of directors in March 2021. Consists of 57,812 shares of our common stock issuable to Ms. Friedman pursuant to options exercisable within 60 days of April 30, 2021.

(11)	Consists of (i) 546,059 shares of our common stock held by Dr. Heyman, (ii) 74,344 shares of our common stock issuable to Dr. Heyman pursuant to options exercisable within 60 days of April 30, 2021, (iii) 557,750 shares of our common stock held by RAHD Capital, LLC and (iv) 15,250 restricted shares of our common stock held by RAHD Capital, LLC that will no longer be subject to our right of repurchase 60 days after April 30, 2021 and 18,000 restricted shares of our common stock held by RAHD Capital, LLC that will continue to remain subject to our right of repurchase 60 days after April 30, 2021. Dr. Heyman has voting and investment power with respect to the shares held of record by RAHD Capital, LLC.

(12)	Ms. Siu joined our board of directors in April 2021. Consists of 20,833 shares of our common stock issuable to Ms. Siu pursuant to options exercisable within 60 days of April 30, 2021.

(13)	Consists of (i) the shares of our common stock described in footnotes (1) through (5) and footnotes (8) through (12) above, and (ii) 225,025 shares of common stock issuable to executive officers not named in the table above pursuant to options exercisable within 60 days of April 30, 2021.

Description of capital stock

Upon the filing and effectiveness of our amended and restated certificate of incorporation and the completion of this offering, our authorized capital stock will consist of 300,000,000 shares of common stock, par value
$0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. All of our authorized preferred stock upon the completion of this offering will be undesignated. The following is a summary of the rights of our common and preferred stockholders and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and of the Delaware General Corporation Law. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the Delaware General Corporation Law.

Common stock

Outstanding shares

As of March 31, 2021, there were 24,027,741 shares of our common stock issued and outstanding (including 164,193 shares of restricted common stock which are subject to a right of repurchase by us), held by 66 stockholders of record. This amount excludes our outstanding shares of convertible preferred stock as of March 31, 2021, which will convert into 213,731,388 shares of our common stock in connection with the completion of this offering. Based on the number of shares of our common stock outstanding as of March 31, 2021, and assuming (i) the conversion of all outstanding shares of our convertible preferred stock and (ii) the issuance by us of                shares of our common stock in this offering, there will be                shares of our common stock outstanding upon the completion of this offering.

Voting

Our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election. In addition, the affirmative vote of holders of     % of the voting power of all of the then outstanding voting stock will be required to take certain actions, including amending certain provisions of our amended and restated certificate of incorporation, such as the provisions relating to our classified board and director liability.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding-up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of our preferred stock.

Rights and preferences

Holders of our common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully paid and non-assessable

All of our outstanding shares of common stock are, and the shares of our common stock to be issued in this offering will be, fully paid and non-assessable.

Convertible preferred stock

As of March 31, 2021, there were 213,731,388 shares of our convertible preferred stock issued and outstanding, held by 41 stockholders of record. In connection with the completion of this offering, the shares of our convertible preferred stock outstanding as of March 31, 2021 will be converted into 213,731,388 shares of our common stock. Immediately prior to the completion of this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of convertible preferred stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of convertible preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrant

In August 2016, we issued a warrant to purchase shares of our Series A convertible preferred stock to Silicon Valley Bank in connection with the August 2016 loan and security agreement. The warrant is exercisable for 100,000 shares of Series A convertible preferred stock, with an exercise price of $0.25 per share. The warrant will automatically convert into a warrant to purchase an equivalent number of shares of our common stock upon the completion of this offering. The warrant also includes a cashless exercise feature allowing the holder to receive shares underlying the warrant in an amount reduced by the aggregate exercise price that would have been payable upon exercise of the warrant for such shares. The warrant is exercisable until its expiration on August 12, 2026 unless terminated earlier as a result of certain reorganizations or changes in control as set forth in the warrant. The warrant includes an automatic cashless exercise feature upon the expiration of the warrant in the event that the fair market value of one share for which the warrant is exercisable exceeds the warrant price then in effect.

Options

As of March 31, 2021, options to purchase an aggregate of 48,061,326 shares of our common stock were outstanding under our 2016 Plan at a weighted average exercise price of $0.66 per share. See “Executive compensation—Employee benefit plans” for additional information regarding the terms of our 2016 Plan.

Stockholder registration rights

After the completion of this offering, certain holders of shares of our common stock, including all of the current convertible preferred stockholders, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors, will be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of the amended and restated investors’ rights agreement and are described in additional detail below.

The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We are required to pay the registration expenses, other than underwriting discounts and selling commissions, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will terminate on the earlier of (i) five years after the initial public offering, (ii) with respect to any particular holder, at such time that such holder can sell its shares under Rule 144 of the Securities Act during any three-month period, (iii) a merger, consolidation or other deemed liquidation event (as defined in our current amended and restated certificate of incorporation), in which the parties to our amended and restated investors’ rights agreement will either receive cash, publicly traded securities or comparable registration rights or (iv) upon termination of the amended and restated investors’ rights agreement.

Demand registration rights

At any time beginning on the earlier of (i) February 18, 2026 or (ii) 180 days after the initial public offering date set forth on the cover page of this prospectus, the holders of the registrable securities will be entitled to certain demand registration rights. Subject to the terms of the lock-up agreements described under the section titled “Underwriting”, the holders of at least a majority of the registrable securities then outstanding, may make a written request that we register all or a portion of their shares, subject to certain exceptions. Such request for registration must cover at least 40% of the then outstanding registrable securities or a lesser percent of the then outstanding registrable securities if the anticipated aggregate offering price would exceed $15.0 million after payment of underwriting discounts and commissions and certain other offering-related expenses.

Piggyback registration rights

After the initial public offering date set forth on the cover page of this prospectus, if we propose to register for offer and sale any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of registrable securities will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration statement (i) covering the sale of securities to our employees pursuant to an employee benefits plan, (ii) related to an SEC Rule 145 transaction, (iii) covering the offer and sale of convertible debt securities or (iv) including substantially the same information as would be required to be included in a registration statement covering the sale of the registerable shares, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 registration rights

At any time when we are eligible to use a Form S-3 registration statement, the holders of at least 20% of the registrable securities then outstanding will be entitled to certain Form S-3 registration rights. Any holder of these shares can make a request that we register for offer and sale their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to certain specified exceptions. Such request for registration on Form S-3 must cover securities the aggregate offering price of which equals or exceeds $3.0 million after payment of underwriting discounts and commissions and certain other offering-related expenses.

Anti-takeover effects of provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law

Delaware anti-takeover law

We are subject to Section 203. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Amended and restated certificate of incorporation and amended and restated bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•

permit our board of directors to issue up to 10,000,000 shares of our preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66 2⁄3% of the voting power of all of our then outstanding common stock;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of our common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•

provide that special meetings of our stockholders may be called only by the chairman of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

•

provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants; provided, that, this Delaware forum provision set forth in of our amended and restated certificate of incorporation and amended and restated bylaws will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction; and

•

provide that unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66 2⁄3% of our then-outstanding common stock.

Nasdaq Global Market listing

We have applied to list our common stock on The Nasdaq Global Market under the symbol “VVID.”

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Shares eligible for future sale

Immediately prior to this offering, there has been no public market for our common stock, and we cannot assure investors that an active trading market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of our common stock outstanding as of March 31, 2021, upon the completion of this offering and assuming (i) the 1-for-                reverse stock split of our common stock, (ii) the conversion of all of our outstanding shares of convertible preferred stock, (iii) no exercise of the underwriters’ option to purchase additional shares of our common stock and (iv) no exercise of outstanding options or warrants, an aggregate of                shares of our common stock will be outstanding. All of the shares sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless held by an affiliate of ours. Except as set forth below, the remaining shares of our common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. In addition, any shares sold in this offering to entities affiliated with our existing stockholders and directors will be subject to lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•	no restricted shares will be eligible for immediate sale upon the completion of this offering;

•	up to restricted shares will be eligible for sale under Rule 144 or Rule 701 upon expiration of lock-up agreements 180 days after the date of this offering; and

•

the remainder of the restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective holding periods under Rule 144, as described below, but could be sold earlier if the holders exercise any available registration rights.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the completion of this offering without regard to whether current public information about us is available. Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold by:

•

persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

•

our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

As of March 31, 2021, options to purchase a total of 48,061,326 shares of our common stock were outstanding, of which 9,297,345 were vested. Of the total number of shares of our common stock issuable under these options, substantially all are subject to contractual lock-up agreements with us or the underwriters described in the section titled “Underwriting” and will become eligible for sale at the expiration of those agreements unless held by an affiliate of ours.

Lock-up agreements

We, along with our directors, executive officers and holders of substantially all of our outstanding common stock or securities convertible into or exchangeable for shares of our common stock, have agreed that for a period of 180 days, after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC, BofA Securities, Inc. and Jefferies LLC and subject to specified exceptions, we or they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the common stock. J.P. Morgan Securities LLC, BofA Securities, Inc. and Jefferies LLC have advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up agreements.

After this offering, certain of our employees, including our executive officers and/or directors, may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements described above.

Registration rights

Upon the completion of this offering, the holders of an aggregate of                shares of our common stock will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. See “Description of capital stock—Stockholder registration rights” for additional information regarding these registration rights.

Equity incentive plans

We intend to file with the SEC one or more registration statement on Form S-8 under the Securities Act covering the shares of our common stock reserved for issuance under the 2016 Plan, the 2021 Plan and the ESPP. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

Material U.S. federal income tax consequences to non-U.S. Holders

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Code and applicable Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service, or the IRS, all as in effect as of the date hereof. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:

•	certain former citizens or long-term residents of the United States;

•	partnerships or other pass-through entities (and investors therein);

•	“controlled foreign corporations;”

•	“passive foreign investment companies;”

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;

•	tax-exempt organizations and governmental organizations;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	persons subject to the alternative minimum tax;

•	persons that own, or have owned, actually or constructively, more than 5% of our common stock at any time;

•	accrual-method taxpayers subject to special tax accounting rules under Section 451(b) of the Code; and

•	persons holding our common stock as part of a hedging or conversion transaction, straddle, synthetic security, constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. holder

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on our common stock

We have never declared or paid any cash dividends on our capital stock and we do not intend to pay cash dividends on our common stock for the foreseeable future. However, if we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the section titled “Gain on disposition of our common stock” below.

Subject to the discussions below regarding effectively connected income, backup withholding and Sections 1471 through 1474 of the Code (commonly referred to as FATCA), dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our paying agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) and satisfy applicable certification and other requirements. This certification must be provided to us or our paying agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment in the United States if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on disposition of our common stock

Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not “regularly traded” on an established securities market (as defined by applicable Treasury Regulations).

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC. If we are or become a USRPHC and the “regularly traded” exception noted above does not apply to the disposition, a non-U.S. holder will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on foreign entities

FATCA imposes a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities certain information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally imposes a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock. The U.S. Treasury released proposed Treasury Regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock. In its preamble to such proposed Treasury Regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued.

Prospective investors are encouraged to consult with their own tax advisors regarding the potential implications of FATCA on their investment in our common stock.

Underwriting

We are offering the shares of our common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, BofA Securities, Inc. and Jefferies LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
BofA Securities, Inc.
Jefferies LLC

Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of our common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $                 per share from the initial public offering price. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                  additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                . We have agreed to reimburse the underwriters for expenses of up to $40,000 relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of the transactions described in clause (i) or (ii) are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, BofA Securities, Inc. and Jefferies LLC for a period of 180 days after the date of the final prospectus, other than the shares of our common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the shares of our common stock to be sold pursuant to the underwriting agreement; (ii) the issuance of shares of our common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities, including our convertible preferred stock, the exercise of warrants or options (including net exercise) or the vesting or settlement of restricted stock units, or RSUs, or other awards granted under our equity incentive or stock-based compensation plans (including net settlement), in each case outstanding on the date of the underwriting agreement and described in the final prospectus; (iii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, (iv) the issuance by us of shares of our common stock or securities convertible into, exercisable for, or which are otherwise exchangeable for, shares of our common stock, in an aggregate amount not to exceed 5.0% of our securities outstanding immediately following the issuance and sale of the underwritten shares as contemplated by the underwriting agreement in connection with joint ventures, commercial relationships or other strategic transactions in one or more transactions from time to time; and (v) the filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in the final prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction; provided that, the recipients of any such shares of our common stock or securities issued pursuant to clauses (ii) through (iv) enter into and deliver a lock-up agreement to the underwriters.

Our directors and executive officers, and holders of substantially all of our outstanding common stock or securities convertible into or exchangeable for shares of our common stock (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of the final prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC, BofA Securities, Inc. and Jefferies LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant, or, collectively with the common stock, the “lock-up securities”, (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers or dispositions of lock-up securities: (i) as bona fide gifts, or for bona fide estate planning purposes, (ii) by will, other testamentary documents or intestacy, (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member, or if the lock-up party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust, (iv) to a partnership, limited liability company or other entity of which the lock-up party and/or its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates (including, in the case of a partnership, to its general partner of a successor partnership or fund, or any other funds managed by such partnership) or (B) as part of a distribution to members, partners, shareholders or other equity holders of the lock-up party; (vii) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree, separation agreement or other court order (viii) to us from an employee, independent contractor or other service provider of ours upon death, disability or termination of employment or cessation of services, in each case, of such employee, independent contractor or service provider, (ix) as part of a sale of lock-up securities acquired in this offering or in open market transactions after this offering, (x) to us in connection with the vesting, settlement or exercise of RSUs, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement, or exercise of such RSUs, options, warrants or rights, or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all stockholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; provided further that (x) in the case of clauses (i), (ii), (iii), (iv), (v), (vi) and (vii), such transfer shall not involve a disposition for value and each done, devisee, transferee or distribute shall execute a lock-up agreement, (y) in the case of clauses (i), (iv), (v), (vi) and (ix), no filing by any party under the Exchange Act shall be required or voluntarily made in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the restricted period or a filing on Schedule 13F, Schedule 13G or Schedule 13G/A that is required to be filed during the restricted period which shall clearly indicate in the footnotes thereto the nature and conditions of such transfer) and (z) in the case of clauses (ii), (iii), (vii), (viii) and (x), no public filing, report or announcement shall be voluntarily made, and if any filing under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of common stock in connection with such transfer or distribution shall be required during the restricted period, such filing, report or announcement shall clearly indicate in the footnotes thereto the nature and conditions of such transfer; (b) the exercise of outstanding options, the settlement of RSUs or other equity awards, or the exercise of warrants pursuant to plans described in in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; and (d) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that any such plan does not provide for the transfer of lock-up securities during the restricted period and no filing by any party under the Exchange Act or other public announcement is required or made voluntarily in connection with such trading plan during the restricted period.

J.P. Morgan Securities LLC, BofA Securities, Inc. and Jefferies LLC, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to list our common stock on The Nasdaq Global Market under the symbol “VVID.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The Nasdaq Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our shares of common stock or that the shares will trade in the public market at or above the initial public offering price.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in Canada

The shares of our common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of our common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area, each a “Relevant State,” no shares of our common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of our common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares of common stock may be offered to the public in that Relevant State at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under

(c)	Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives or any such offer; or

(d)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares of our common stock shall require us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares of our common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

No shares of our common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of our common stock which either (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019/1234, except that the share of our common stock may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the share of our common stock shall require us or any representative to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares of our common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Notice to prospective investors in Switzerland

The shares of our common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares of our common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, us or the shares of our common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares of our common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares of our common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of our common stock.

Notice to prospective investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission, or the ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act, or the Exempt Investors.

The shares of our common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares of our common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares of our common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares of our common stock, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares of our common stock under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of our common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares of our common stock, offer, transfer, assign or otherwise alienate those shares of our common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Japan

The shares of our common stock have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act, or the FIEA. Accordingly, none of the shares of our common stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares of our common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the SFO, of Hong Kong and any rules made under the SFO; or (b) in other circumstances which do not result in this prospectus being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong), or the CO, or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares of our common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO.

Notice to prospective investors in Singapore

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares of our common stock, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares of our common stock are ‘‘prescribed capital markets products’’ (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than:

(a)	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA;

(b)	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of our common stock pursuant to an offer made under Section 275 of the SFA except:

i.	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

ii.	where no consideration is or will be given for the transfer;

iii.	where the transfer is by operation of law;

iv.	as specified in Section 276(7) of the SFA; or

v.	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to prospective investors in China

This prospectus does not constitute a public offer of shares of our common stock, whether by sale or subscription, in the People’s Republic of China, or the PRC. The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by us and our representatives to observe these restrictions.

Notice to Prospective Investors in Korea

The shares of our common stock have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the FSCMA, and the shares of our common stock have been and will be offered in Korea as a private placement under the FSCMA. None of the shares of our common stock may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or the FETL. Furthermore, the purchaser of the shares of our common stock shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares of our common stock. By the purchase of the shares of our common stock, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares of our common stock pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Taiwan

The shares of our common stock have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares of our common stock in Taiwan.

Notice to prospective investors in Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or the CMA, pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended, or the CMA Regulations. The CMA does not make any representation as to the accuracy or completeness of this prospectus and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser.

Notice to prospective investors in Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the Dubai International Financial Centre, or the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in United Arab Emirates

The shares of our common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the DIFC) other than in compliance with the laws of the United Arab Emirates (and the DIFC) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the DIFC) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the DFSA.

Notice to prospective investors in Bermuda

Shares of our common stock may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to prospective investors in the British Virgin Islands

The shares of our common stock are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the us. The shares of our common stock may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), or the BVI Companies, but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the shares for the purposes of the Securities and Investment Business Act, 2010, or SIBA, or the Public Issuers Code of the British Virgin Islands.

Notice to prospective investors in South Africa

Due to restrictions under the securities laws of South Africa, the shares of our common stock are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

Section 96 (1) (a)

the offer, transfer, sale, renunciation or delivery is to:

i.  persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

ii.  the South African Public Investment Corporation;

iii. persons or entities regulated by the Reserve Bank of South Africa;

iv. authorised financial service providers under South African law;

v.  financial institutions recognised as such under South African law;

vi. a wholly-owned subsidiary of any person or entity contemplated in (iii), (iv) or (v), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

vii.  (vii) any combination of the person in (i) to (vi); or

Section 96 (1) (b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR 1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted), or the South African Companies Act) in South Africa is being made in connection with the issue of the shares. Accordingly, this prospectus does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this prospectus must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA Relevant Persons.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Notice to prospective investors in Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Israeli Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares of common stock is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), or, collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Legal matters

The validity of the shares of our common stock being offered by this prospectus will be passed upon for us by Cooley LLP, San Diego, California. The underwriters are being represented by Davis Polk & Wardwell LLP, Menlo Park, California.

Experts

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements as of December 31, 2019 and 2020 and for each of the two years in the period ended December 31, 2020, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of our common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. The information on the SEC’s website is not part of this prospectus, and any references to this web site or any other web site are inactive textual references only. You may also request a copy of these filings, at no cost, by writing us at 5820 Nancy Ridge Drive, San Diego, CA 92121 or calling us at (858) 345-4690.

Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available on the website of the SEC referred to above. We also maintain a website at http://vividion.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in and is not part of, this prospectus.

VIVIDION THERAPEUTICS, INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Vividion Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Vividion Therapeutics, Inc. (the “Company”) as of December 31, 2020 and 2019, the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019.

San Diego, California

April 22, 2021

Vividion Therapeutics, Inc.

BALANCE SHEETS

(in thousands, except for share and par value data)

	December 31,		March 31,
	2019	2020	2021
			(unaudited)

Assets

Current assets:
Cash and cash equivalents	$29,990	$27,717	$171,598
Short-term investments	105,174	188,496	141,862
Other current assets	1,663	2,414	2,774

Total current assets	136,827	218,627	316,234
Long-term investments	4,846	—	20,410
Property and equipment, net	9,008	10,391	10,039
Operating lease right-of-use assets	—	13,295	12,867
Other assets	505	322	513

Total assets	$151,186	$242,635	$360,063

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit

Current liabilities:
Accounts payable	$2,270	$866	$2,576
Accrued expenses and other current liabilities	4,426	4,835	4,986
Deferred revenue, current portion	23,750	77,039	78,491
Operating lease liability, current portion	—	2,154	2,010

Total current liabilities	30,446	84,894	88,063
Deferred revenue, net of current portion	27,708	75,026	58,633
Operating lease liability, net of current portion	—	11,687	11,734
Other non-current liabilities	328	—	—

Total liabilities	58,482	171,607	158,430

Commitments and contingencies (see Note 10)

Convertible preferred stock, $0.001 par value; 149,545,667 shares authorized as of December 31, 2019 and 2020 and 213,831,388 shares authorized as of March 31, 2021 (unaudited); 149,445,667 shares issued and outstanding as of December 31, 2019 and 2020 and 213,731,388 shares issued and outstanding as of March 31, 2021 (unaudited); liquidation preference of $132,800 as of December 31, 2019 and 2020 and $267,800 as of March 31, 2021 (unaudited)	132,496	132,496	267,160

Stockholders’ deficit:
Common stock, $0.001 par value; 208,000,000, 217,000,000 and 302,000,000 shares authorized as of December 31, 2019 and 2020 and March 31, 2021 (unaudited), respectively; 20,849,951, 21,733,864 and 24,027,741 shares issued as of December 31, 2019 and 2020 and March 31, 2021 (unaudited), respectively; 16,961,014 and 21,518,257 and 23,863,548 shares outstanding as of December 31, 2019 and 2020 and March 31, 2021 (unaudited), respectively	17	22	24
Additional paid-in capital	2,735	6,549	8,534
Accumulated other comprehensive income	87	48	34
Accumulated deficit	(42,631)	(68,087)	(74,119)

Total stockholders’ deficit	(39,792)	(61,468)	(65,527)

Total liabilities, convertible preferred stock and stockholders’ deficit	$151,186	$242,635	$360,063

The accompanying notes are an integral part of these financial statements.

Vividion Therapeutics, Inc.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except for share and per share data)

	Years Ended		Three Months Ended
	December 31,		March 31,
	2019	2020	2020	2021
			(unaudited)
Collaboration revenue	$23,750	$34,393	$6,161	$14,941

Operating expenses:
Research and development	37,998	52,209	11,321	17,514
General and administrative	5,820	9,704	2,106	3,459

Total operating expenses	43,818	61,913	13,427	20,973

Loss from operations	(20,068)	(27,520)	(7,266)	(6,032)

Other income (expense):
Interest and other income, net	3,171	1,652	657	84
Interest expense	(102)	(29)	(11)	(2)

Total other income	3,069	1,623	646	82

Loss before income taxes	(16,999)	(25,897)	(6,620)	(5,950)
Income tax expense (benefit)	441	(441)	(441)	82

Net loss	(17,440)	(25,456)	(6,179)	(6,032)

Other comprehensive loss:
Net unrealized gain (loss) on available-for-sale securities	136	(39)	31	(14)

Total comprehensive loss	$(17,304)	$(25,495)	$(6,148)	$(6,046)

Net loss per share, basic and diluted	$(1.12)	$(1.35)	$(0.36)	$(0.27)

Weighted-average shares outstanding, basic and diluted	15,562,806	18,810,568	17,317,061	22,084,696

The accompanying notes are an integral part of these financial statements.

Vividion Therapeutics, Inc.

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except for share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Gain (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2018	91,901,799	$50,732	14,187,150	$14	$1,772	$(49)	$(25,191)	$(23,454)
Issuance of Series B convertible preferred stock for cash, net of issuance costs of $236	57,543,868	81,764	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	844	—	—	844
Vesting of restricted stock and early exercised common stock options	—	—	2,662,982	3	102	—	—	105
Exercise of common stock options	—	—	110,882	—	17	—	—	17
Unrealized gain on available-for-sale securities	—	—	—	—	—	136	—	136
Net loss	—	—	—	—	—	—	(17,440)	(17,440)

Balance as of December 31, 2019	149,445,667	132,496	16,961,014	17	2,735	87	(42,631)	(39,792)
Stock-based compensation	—	—	—	—	3,515	—	—	3,515
Vesting of restricted stock and early exercised common stock options	—	—	3,673,330	4	99	—	—	103
Exercise of common stock options	—	—	883,913	1	200	—	—	201
Unrealized loss on available-for-sale securities	—	—	—	—	—	(39)	—	(39)
Net loss	—	—	—	—	—	—	(25,456)	(25,456)

Balance as of December 31, 2020	149,445,667	132,496	21,518,257	22	6,549	48	(68,087)	(61,468)
Issuance of Series C convertible preferred stock for cash, net of issuance costs of $336 (unaudited)	64,285,721	134,664	—	—	—	—	—	—
Stock-based compensation (unaudited)	—	—	—	—	1,513	—	—	1,513
Vesting of restricted stock and early exercised common stock options (unaudited)	—	—	119,437	—	14	—	—	14
Exercise of common stock options (unaudited)	—	—	2,225,854	2	458	—	—	460
Unrealized loss on available-for-sale securities (unaudited)	—	—	—	—	—	(14)	—	(14)
Net loss (unaudited)	—	—	—	—	—	—	(6,032)	(6,032)

Balance as of March 31, 2021 (unaudited)	213,731,388	$267,160	23,863,548	$24	$8,534	$34	$(74,119)	$(65,527)

The accompanying notes are an integral part of these financial statements.

Vividion Therapeutics, Inc.

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (Continued)

(in thousands, except for share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Gain (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2019	149,445,667	$132,496	16,961,014	$17	$2,735	$87	$(42,631)	$(39,792)
Stock-based compensation (unaudited)	—	—	—	—	342	—	—	342
Vesting of restricted stock and early exercised common stock options (unaudited)	—	—	668,913	1	26	—	—	27
Exercise of common stock options (unaudited)	—	—	88,643	—	11	—	—	11
Unrealized gain on available-for-sale securities (unaudited)	—	—	—	—	—	31	—	31
Net loss (unaudited)	—	—	—	—	—	—	(6,179)	(6,179)

Balance as of March 31, 2020 (unaudited)	149,445,667	$132,496	17,718,570	$18	$3,114	$118	$(48,810)	$(45,560)

The accompanying notes are an integral part of these financial statements.

Vividion Therapeutics, Inc.

STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)

Operating activities:
Net loss	$(17,440)	$(25,456)	$(6,179)	$(6,032)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Accretion of debt discount	9	—	—	—
Amortization of premium and accretion of discounts on investments, net	(1,011)	778	(9)	420
Depreciation	2,123	2,704	605	814
Change in fair value of warrant liabilities	19	41	—	46
Stock-based compensation	844	3,515	342	1,513
Amortization of right-of-use asset	—	1,532	369	428
Changes in operating assets and liabilities:
Other current assets and other assets	(1,229)	(568)	(374)	(551)
Deferred revenue	(23,750)	100,607	(6,161)	(14,941)
Accounts payable	1,268	(1,146)	(1,077)	1,754
Accrued expenses and other liabilities	1,112	573	(434)	325
Operating lease liability	—	(1,173)	(352)	(97)

Net cash (used in) provided by operating activities	(38,055)	81,407	(13,270)	(16,321)

Investing activities:
Purchases of property and equipment	(2,707)	(4,149)	(454)	(644)
Purchases of investments	(146,534)	(224,829)	(14,660)	(24,460)
Sales and maturities of investments	115,022	145,536	25,000	50,250

Net cash (used in) provided by investing activities	(34,219)	(83,442)	9,886	25,146

Financing activities:
Proceeds from issuance of convertible preferred stock, net of issuance costs	81,764	—	—	134,664
Proceeds from exercise of common stock options	21	201	11	460
Principal payments on long-term debt	(416)	—	—	—
Principal payments on finance lease obligations	—	(439)	(130)	(68)
Principal payments on capital lease obligations	(508)	—	—	—

Net cash provided by (used in) financing activities	80,861	(238)	(119)	135,056

Net increase (decrease) in cash and cash equivalents	8,587	(2,273)	(3,503)	143,881
Cash and cash equivalents at beginning of period	21,403	29,990	29,990	27,717

Cash and cash equivalents at end of period	$29,990	$27,717	$26,487	$171,598

Supplemental disclosure of cash flow information:
Interest paid	$119	$30	$11	$3

Supplemental disclosures of non-cash investing and financing activities:
Change in property and equipment purchases included in accounts payable and accrued expenses	$89	$62	$302	$182

Right-of-use assets obtained in exchange for lease liabilities	$—	$14,828	$6,555	$—

Deferred offering costs included in accounts payable and accrued liabilities	$—	$—	$—	$299

The accompanying notes are an integral part of these financial statements.

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited)

1. Organization

Vividion Therapeutics, Inc. (“Vividion” or “the Company”) was incorporated in Delaware in December 2013 with its primary operations and headquarters located in San Diego, California. Vividion is a biopharmaceutical company utilizing novel discovery technologies to unlock high value, traditionally undruggable targets with precision therapeutics for cancers and immune disorders. The Company’s proprietary chemoproteomic platform technology addresses the key limitations of conventional screening techniques and allows the discovery of previously unknown, or cryptic, functional pockets on the surface of proteins and identification of small molecules that selectively bind to those targets.

Liquidity and Capital Resources

From inception through March 31, 2021, the Company has devoted substantially all of its resources to organizing and staffing the company, raising capital, developing and optimizing the technology platform, identifying potential product candidates, undertaking research and preclinical studies, entering into licensing and collaboration agreements, and providing general administrative support for these operations. The Company has funded its operations through March 31, 2021, primarily through the sale of convertible preferred stock and entering into collaboration arrangements. The Company has incurred net losses and had an accumulated deficit of $68.1 million and $74.1 million as of December 31, 2020 and March 31, 2021, respectively.

As the Company continues to incur losses, its transition to profitability will depend on the successful development, approval and commercialization of its future product candidates, and on the achievement of sufficient revenue to support its cost structure. The Company may never achieve profitability, and unless and until it does, it will need to continue to raise additional capital to fund its operations. The Company plans to raise additional capital through public and private equity offerings, debt financings, or other capital sources, which may include strategic collaborations, licensing agreements or other agreements with third parties. If the Company is unable to raise capital when needed or on attractive terms, it would be forced to delay, reduce or eliminate its research and development programs or other operations. Further, if the Company raises funds through strategic collaborations or other similar agreements with third parties, it may have to relinquish valuable rights to its platform technology, future revenue streams, research programs or product candidates or may have to grant licenses on terms that may not be favorable to it and/or may reduce the value of its common stock. If any of these actions are taken, the Company’s ability to achieve the development and commercialization goals could be adversely affected. The Company believes that it has sufficient working capital on hand, including the net proceeds of $134.7 million received in February 2021 from the sale of 64,285,721 shares of its Series C convertible preferred stock (see Note 9), to fund operations through at least twelve months from the date the financial statements for the year ended December 31, 2020 and the three months ended March 31, 2021 were issued.

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include all adjustments necessary to present fairly the Company’s financial position as of the reporting date and results of operations for the periods presented.

Unaudited Interim Financial Information

The accompanying interim balance sheet as of March 31, 2021, and the statements of operations and comprehensive loss, statements of convertible preferred stock and stockholders’ deficit and cash flows for the three months ended March 31, 2020 and 2021 are unaudited. In management’s opinion, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of March 31, 2021 and the results of its operations and its cash flows for the three months ended March 31, 2020 and 2021 in accordance with GAAP. The financial data and other information disclosed in these notes related to the three months ended March 31, 2020 and 2021 are also unaudited. The results for the three months ended March 31, 2021 are not necessarily indicative of the results expected for the full fiscal year or any other interim period.

Use of Estimates

The preparation of the Company’s financial statements in accordance with GAAP requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses and related disclosures. The most significant estimates in the Company’s financial statements relate to revenue recognition, accruals for research and development expenses and the valuation of stock-based awards. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue and expenses that are not readily apparent from other sources. Actual results may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

The extent to which the COVID-19 pandemic may affect the Company’s preclinical studies, clinical trials, business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted at this time, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and actions to contain the outbreak or treat its impact, including social distancing and quarantines or lock-downs in the United States and other countries, business closures, or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease. The Company has considered potential impacts arising from the COVID-19 pandemic and is not presently aware of any events or circumstances that would require the Company to update its estimates, judgments or revise the carrying value of its assets or liabilities.

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments with maturities at the date of acquisition of three months or less to be cash equivalents. Cash equivalents, which consist of money market accounts, money market funds, U.S. government securities, corporate debt securities and commercial paper, are stated at fair value.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk, consist primarily of cash, cash equivalents and investments. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits and invests cash reserves in money market accounts, money market funds, certificates of deposit, U.S. government securities and high-quality marketable debt instruments of corporations in accordance with its investment policy. The investment policy’s objectives are to preserve principal, achieve liquidity requirements and safeguard funds. The policy limits the amounts of credit exposure the Company may take and limits its concentrations of investments. The Company has not experienced any losses in such accounts and management believes that the Company is not exposed to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Investments

The Company classifies its investments as available-for-sale and records such assets at their estimated fair value on the balance sheet, with unrealized gains and losses, if any, reported as a component of other comprehensive loss within the statements of operations and comprehensive loss. The Company’s short-term investments are comprised of corporate debt securities, commercial papers and U.S. government securities, with maturities of less than one year. As of December 31, 2019, the Company’s long-term investments are comprised of corporate debt securities and U.S. government securities with maturities greater than one year. As of March 31, 2021, the Company’s long-term investments are comprised of U.S. government securities with maturities greater than one year. Realized gains and losses and declines in value judged to be other than temporary are included as a component of other income (expense), net, based on the specific-identification method. The Company reviews its investments to identify and evaluate investments that have an indication of possible other-than-temporary impairment. The Company considers various factors, including whether the Company has the intent to sell the security, and whether it is more likely than not that the Company will be required to sell the security prior to recovery of its amortized costs basis. Fair value is determined based on quoted market prices. The Company did not recognize any other-than-temporary impairment charges on its investments during the years ended December 31, 2019 or 2020 or the three months ended March 31, 2021.

Deferred Offering Costs

The Company capitalizes certain legal, accounting and other third-party fees that are directly associated with in-process equity financings as other assets until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholders’ equity as a reduction of additional paid-in capital generated as a result of the offering or as a reduction to the carrying value of preferred stock issued. No deferred offering costs were capitalized as of December 31, 2019 and 2020. As of March 31, 2021, deferred offering costs totaled $0.3 million and are included in other assets in the accompanying balance sheet.

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

Revenue Recognition

To date, all of the Company’s revenue has been generated from collaboration agreements with Celgene Corporation, which was acquired by Bristol-Myers Squibb Company (“BMS”), and F. Hoffmann La Roche Ltd. and Hoffman-La Roche Inc. (collectively, “Roche”) (see Note 3). The Company accounts for revenue under Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“Topic 606”). This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, and financial instruments. Under Topic 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of Topic 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company’s collaboration agreements may include (i) research and development services, (ii) options to obtain licenses to intellectual property, (iii) participation in joint research or joint development committees, and/or (iv) options to enter into co-development agreements. Payments the Company may receive under these agreements typically include one or more of the following: non-refundable upfront fees, fees for opt-in rights, license fees, amounts due upon the achievement of specified milestones, or royalties on future product sales.

The transaction price for a contract represents the amount to which the Company is entitled in exchange for providing goods and services to the customer. The transaction price does not include amounts subject to uncertainties unless it is probable that there will be no significant reversal of revenue when the uncertainty is resolved. Apart from the upfront license payment, all other fees the Company may earn under its collaborative agreements are subject to significant uncertainties of product development. The transaction price of an agreement is allocated to each performance obligation on a relative stand-alone selling price basis, for which the Company recognizes revenue as or when the performance obligations under the contract are satisfied. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

The Company receives payments from its collaborators based on terms established in each contract. Upfront payments and fees received prior to satisfying the relevant revenue recognition criteria are recorded as deferred revenue in the accompanying balance sheets and recognized as revenue when the related revenue recognition criteria are met.

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

Property and Equipment, Net

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method, generally four to five years. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the term of the lease by use of the straight-line method. Construction-in-progress reflects amounts incurred for equipment or improvements that have not been placed in service. Repairs and maintenance costs are charged to expense as incurred. Upon retirement or sale, the cost and related accumulated depreciation of assets disposed of are removed from the accounts and any resulting gain or loss is included in loss from operations.

Leases

Upon the adoption of Accounting Standards Update (“ASU”) No. 2016-02, Leases (“Topic 842”) on January 1, 2020, at the inception of a contractual arrangement, the Company determines whether the contract contains a lease by assessing whether there is an identified asset and whether the contract conveys the right to control the use of the identified asset in exchange for consideration over a period of time. Lease terms are determined at the commencement date by considering whether renewal options and termination options are reasonably assured of exercise. For its long-term operating leases, the Company recognizes a lease liability and a right-of-use (“ROU”) asset on its balance sheets and recognizes lease expense on a straight-line basis over the lease term. Operating lease ROU assets and liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. ROU assets and liabilities resulting from finance leases are included in property and equipment and current and long-term liabilities on the balance sheets.

Previous to January 1, 2020, leases were accounted for under ASC 840, Leases, and classified as capital or operating leases based on specified criteria in ASC 840. The Company recorded rent expense on a straight-line basis over the term of the operating lease. The difference between rent payments and straight-line rent expense was recorded as deferred rent. Fixed assets purchased under capital leases are capitalized and amortized over their useful lives, while the net present value of minimum lease payments under capital leases is recorded as a liability.

Impairment of Long-Lived Assets

Long-lived assets consist of property and equipment, net, and the net operating lease assets. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to the estimated undiscounted future cash flows, which the assets or asset groups are expected to generate. If such assets are considered to be impaired, the impairment to be recognized at the amount by which the carrying amount of the assets or asset groups exceeds the estimated fair value of the assets or asset groups. No impairment losses on long-lived assets have been recorded from inception through March 31, 2021.

Research and Development Expenses

Research and development expenses are expensed as incurred and consist primarily of direct and indirect costs incurred in connection with its discovery efforts, and the preclinical development of its potential product

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

candidates. Direct costs include contracted research development, consulting fees, license fees, laboratory supplies and other expenses incurred to sustain research and development programs. Indirect costs include employee-related expenses, consisting of employee salaries, related benefits, and stock-based compensation expense for employees engaged in research and development activities, facilities-related expenses, and other indirect expenses.

The Company has entered into various research and development contracts with research and development organizations, vendors and consultants both inside and outside of the United States. Payments for these activities are generally cancelable and are based on the terms of the individual agreements, which may differ from the periods over which materials or services are provided. Payments made in advance of performance are reflected in the accompanying balance sheets as prepaid expenses. The Company records accruals for estimated costs incurred for ongoing research and development activities. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates are made in determining the prepaid or accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates. Since its inception, the Company has not experienced any material differences between accrued or prepaid costs and actual costs.

Patent Costs

The Company expenses all patent costs incurred in connection with filing and prosecuting patent applications, and such costs are recorded as general and administrative expenses as incurred, as recoverability of such expenditures is uncertain.

Accounting for Stock-Based Compensation

The Company measures all stock-based awards granted to employees, non-employee consultants and directors based on the fair value on the date of grant using the Black-Scholes option pricing model. Compensation expense of those awards is recognized over the requisite service period, which is generally the vesting period of the respective award. The Black-Scholes option pricing model requires the input of subjective assumptions, including expected volatility, expected dividend yield, expected term, risk-free interest rate, and the estimated fair value of the underlying common stock on the date of grant. Generally, the Company issues awards with only service-based conditions and records the expense for these awards using the straight-line method. The Company accounts for forfeitures as they occur.

The fair value of restricted stock awards is valued as of the grant date using the estimated fair value of the Company’s common stock.

The Company classifies stock-based compensation expense in its statements of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

Performance-Based Stock Options

Performance-based stock option grants have been awarded to certain employees and directors on a limited basis. Stock-based compensation expense for an award with a performance condition is recognized when the

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

achievement of such performance condition is determined to be probable. If the outcome of such performance condition is not determined to be probable or is not met, no compensation expense is recognized and any previously recognized compensation expense is reversed.

Warrant Liability

The Company issued a freestanding warrant to purchase shares of its Series A convertible preferred stock (the “Series A Warrant”) in connection with the execution of a long-term debt agreement in 2016 (see Note 7). Since the underlying Series A convertible preferred stock is classified as temporary equity, the Series A Warrant is classified as a liability in the accompanying balance sheets. The Company adjusts the carrying value of such Series A Warrant to its estimated fair value at each reporting date, with any related increases or decreases in the fair value recorded within other income (expense) in the statements of operations. The warrant liability will continue to be adjusted to fair value until such time as the Series A Warrant is no longer outstanding or the underlying securities are no longer redeemable outside the control of the Company.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or in the Company’s tax returns. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The effect of a change in tax rates on deferred tax assets and liabilities is recognized as income in the period that includes the enactment date. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected.

The Company accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more likely than not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ equity during a period that results from transactions and economic events other than those with stockholders. For the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021, the Company’s only element of other comprehensive income was unrealized gains and losses from its available-for-sale securities.

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

Net Loss per Share

Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding for the period, without consideration for potentially dilutive securities and adjusted for the weighted-average number of common shares outstanding that are subject to repurchase. The Company has excluded weighted-average shares subject to repurchase of 5,189,697 shares, 2,293,409 shares, 3,545,907 shares and 160,097 shares from the weighted-average number of common shares outstanding for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021, respectively. Diluted net loss per share is computed by dividing the net loss by the weighted average number of common shares and dilutive common stock equivalents outstanding for the period determined using the treasury-stock and if-converted methods. Dilutive common stock equivalents are comprised of convertible preferred stock, a preferred stock warrant, unvested common stock subject to repurchase and options outstanding under the Company’s stock option plan. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding as inclusion of the potentially dilutive securities would be antidilutive.

Potentially dilutive securities not included in the calculation of diluted net loss per share because to do so would be anti-dilutive are as follows (in common stock equivalent shares):

	December 31,		March 31,
	2019	2020	2020	2021
Outstanding convertible preferred stock	149,445,667	149,445,667	149,445,667	213,731,388
Series A Warrant	100,000	100,000	100,000	100,000
Common stock options issued and outstanding	23,520,746	34,221,889	26,262,105	48,061,326
Common stock outstanding subject to repurchase related to unvested early exercised stock options and restricted stock awards	3,888,937	215,607	3,220,024	164,193

Total	176,955,350	183,983,163	179,027,796	262,056,907

Segment Data

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company’s singular focus is on utilizing novel discovery technologies to unlock high value, traditionally undruggable targets with precision therapeutics for cancers and immune disorders. No revenue from commercial sales has been generated since inception, and all tangible assets are held in the United States.

Recently Issued and Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standard-setting bodies that are adopted by the Company as of the specified effective date.

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to avail itself of this exemption from new or revised accounting standards and, therefore, its financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases, and in July 2018, the FASB issued Topic 842. The new leasing standard provides new comprehensive lease accounting guidance that supersedes existing lease guidance. The new standard establishes a ROU model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The guidance is effective for all public business entities and certain not-for-profit entities in fiscal years beginning after December 15, 2018, and for all other entities in fiscal years beginning after December 15, 2021 with early adoption permitted. The Company adopted ASU 2016-02, as amended, by applying the modified retrospective approach for leases existing at, and entered into after January 1, 2020. As a result, prior periods are presented in accordance with the previous guidance in ASC 840, Leases (“ASC 840”). The Company has elected to apply the “practical expedient package,” which permits it to not reassess previous conclusions around lease identification, lease classification, and initial direct costs. Further, the Company made accounting policy elections to exclude leases with terms of 12 months or less from the recognition requirements and to not separate lease and non-lease components. On January 1, 2020, the Company recognized an initial right-of-use asset and lease liability of $6.6 million and $6.7 million, respectively, related to the operating leases for its office and laboratory space, using a discount rate of 6.75%. The adoption of Topic 842 did not have an impact on the Company’s statements of operations and did not require recognition of a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company elected to continue applying the guidance under ASC 840 for comparative periods, as allowed in Topic 842.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement: Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“Topic 820”). This standard removes, modifies and adds to certain disclosure requirements on fair value measurements. The Company adopted the standard on January 1, 2020 and the adoption of the new standard did not have a material impact on the Company’s financial statements and related disclosures.

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (“Topic 808”), which clarifies the interaction between Topic 808 and Topic 606. The guidance, among other items, clarifies that certain transactions between collaborative participants should be accounted for as revenue under Topic 606 when the collaborative arrangement participant is a customer in the context of a unit of account. ASU 2018-18 is effective

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

for fiscal years beginning after December 15, 2019. The Company adopted the new standard as of January 1, 2020 and the adoption of the new standard did not have a material impact on the Company’s financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes. The standard is expected to reduce cost and complexity related to accounting for income taxes. The new guidance eliminates certain exceptions and clarifies and amends existing guidance to promote consistent application among reporting entities. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. Depending on the amendment, adoption may be applied on a retrospective, modified retrospective or prospective basis. The Company early adopted this standard on a prospective basis on January 1, 2020, and the adoption of the new standard did not have a material impact on the Company’s financial statements and related disclosures.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses, which changes the accounting for recognizing impairments of financial assets. Under the new guidance, credit losses for certain types of financial instruments will be estimated based on expected losses. The new guidance also modifies the impairment models for available-for-sale debt securities and for purchased financial assets with credit deterioration since their origination. This update is effective for annual periods beginning after December 15, 2022 for nonpublic entities. The Company believes the adoption will modify the way the Company analyzes financial instruments, but it does not anticipate a material impact on results of operations. The Company is in the process of determining the effects the adoption will have on its financial statements.

3. Collaboration and Research Agreements

Master Research and Collaboration Agreement with Bristol-Myers Squibb Company

On March 1, 2018, the Company entered into a Master Research and Collaboration Agreement (the “BMS Agreement”) with Celgene Corporation to leverage its platform to screen for drug candidates against a select number of prespecified oncology, immunology, and neurodegenerative therapeutic targets. Celgene Corporation was acquired by Bristol-Myers Squibb Company (“BMS”) in November 2019.

Under the BMS Agreement, the Company is responsible for discovery and preclinical research, the costs of which are borne by the Company prior to BMS opt-in. The initial term of the discovery and preclinical portion of the collaboration is four years, with the opportunity for BMS to extend for another two years for an additional payment. BMS has certain exclusive options to enter into a separate development and commercialization agreement with the Company, exercisable on a collaboration target-by-collaboration target basis at the time of Investigational New Drug (“IND”) application acceptance for the first program against such collaboration target.

In consideration for the discovery work and exclusive licenses granted to BMS under the BMS Agreement, BMS made a one-time upfront payment to the Company consisting of a non-refundable, $95.0 million cash payment. For the Company’s STAT3 programs, if BMS exercises its option at the time of IND application acceptance, the Company would enter into an agreement with BMS to co-develop and co-commercialize globally and share equally all global development costs and global profits and losses, and the Company would be the lead party with respect

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

to developing and commercializing all resulting products against that collaboration target in the United States, including booking sales in the United States. BMS would be the lead party with respect to developing and commercializing all resulting products against that collaboration target in the rest of the world. For other programs where BMS exercises its option at the time of IND application acceptance, the Company would grant an exclusive, worldwide license to BMS, including for the first such program, or the Company would enter into an agreement for the parties to co-develop and co-commercialize in the United States, with the parties sharing equally U.S. development costs and U.S. profits and losses and BMS having an exclusive license in the rest of the world, or an agreement for the parties to co-develop and co-commercialize globally and share equally all global development costs and global profits and losses. The Company may opt out of cost and profit and loss sharing, in which case BMS would lead development and commercialization and the Company would receive a royalty on worldwide sales.

In addition to the upfront payment, the Company is eligible to receive, upon the first achievement of certain opt-in, clinical, regulatory and sales milestones for each licensed product under the target programs, up to an aggregate of (i) $367.5 million for programs for which the Company grants an exclusive worldwide license to BMS, (ii) $180.0 million for programs for which parties share equally U.S. development costs and U.S. profits and losses and BMS has an exclusive license in the rest of the world, and (iii) $100.0 million for programs for which the parties co-develop and co-commercialize globally and share equally all global development costs and global profits and losses. The Company is also eligible to receive up to an aggregate of $367.5 million upon the first achievement of certain opt-in, clinical, regulatory and sales milestones for each licensed product under additional programs outside of the target programs. Except to the extent of profit and loss sharing in the United States or globally, the Company is also eligible to receive, on a product-by-product basis, tiered royalties in the mid-single digit to low teens percentage range on annual net sales of any commercial products that may result from the collaboration, subject to certain customary reductions.

At contract inception and through March 31, 2021, the Company has identified one performance obligation for the deliverables under the BMS Agreement since the delivered elements are either not capable of being distinct or are not distinct within the context of the contract. The Company concluded that BMS’ options to obtain a development, manufacturing and commercialization license for each collaboration target and to extend the initial research term do not represent material rights and are not considered performance obligations because they do not contain a significant and incremental discount. Accordingly, the initial transaction price of $95.0 million is allocated to the single performance obligation and the Company recognizes revenue using a cost-based input method, in an amount proportional to the collaboration expenses incurred and the total estimated collaboration expenses over the four-year period over which it expects to deliver its performance obligation. Using the cost-based input method, the Company recognizes revenue based on actual costs incurred as a percentage of total estimated costs as the Company completes its performance obligation. Any cumulative effect of revisions to estimated costs to complete the Company’s performance obligation will be recorded in the period in which changes are identified and amounts can be reasonably estimated. During the fourth quarter of 2020, based on the facts and circumstances available to management, the Company updated its estimate of total estimated expenses expected to be incurred to satisfy its performance obligation under the BMS Agreement. As a result, the Company recorded a cumulative catch-up adjustment of $4.9 million to decrease revenue for the three months ended December 31, 2020. This approach requires the Company to use significant judgement and make estimates of future expenditures. If the Company’s estimates or judgements change over the course of the collaboration, they may affect the timing and amount of revenue that it recognizes in the future periods.

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

Concurrently with the execution of the BMS Agreement, BMS purchased 6,550,000 shares of the Company’s Series A-3 convertible preferred stock at a price of $0.90 per share, which per share price was determined to be fair value, resulting in gross proceeds of approximately $5.9 million.

Collaboration, Option and License Agreement with F. Hoffmann La Roche Ltd. and Hoffman-La Roche Inc.

On April 3, 2020, the Company entered into a Collaboration, Option and License Agreement with F. Hoffmann La Roche Ltd. and Hoffman-La Roche Inc. (collectively, “Roche”) to leverage its platform to discover, research and develop small molecules for a select number of prespecified oncology and immunology therapeutic targets (the “Roche Agreement”).

Under the Roche Agreement, the Company is responsible for discovery and preclinical research, the costs of which will be borne by the Company prior to prespecified opt-in points. The term for the discovery and preclinical activities is 39 months, with the Roche Agreement continuing on a program-by-program basis where Roche has exercised certain options. Pursuant to the Roche Agreement, the Company granted to Roche certain options, exercisable on a collaboration target-by-collaboration target basis only after prespecified preclinical milestones have been reached. For programs where Roche exercises their option prior to lead optimization, the Company will grant to Roche a worldwide exclusive license to develop, manufacture and commercialize compounds against the collaboration target.

For other programs for which the Company continues preclinical development activities with respect to a collaboration target, Roche may opt-in at the next preclinical development milestone. For a subset of those collaboration targets for which Roche has opted in at this stage, the Company has an exclusive option (the “Vividion Option”) exercisable, at its sole discretion and with no additional payment to Roche, that includes the right for the Company to conduct clinical development through a predefined clinical proof of concept stage. In such case, the Company and Roche will share equally costs from the time of Roche’s opt-in through completion of the clinical proof of concept study. For any program where Roche exercises its option and either there is not a Vividion Option on that program or the Company does not exercise the Vividion Option on that program, the Company will grant to Roche a worldwide exclusive license to develop, manufacture and commercialize compounds against the collaboration target.

Further, for such programs where the Company has exercised the Vividion Option, upon completion of a clinical proof of concept study, Roche may opt-in to obtain a worldwide exclusive license to develop, manufacture and commercialize products against the collaboration target in such program. If Roche has opted in at this stage, the Company has an exclusive option with respect to the first product in such program (the “Vividion Sharing Option) exercisable at its discretion, that includes the right to (i) fund a portion of global development costs for products directed against such collaboration target in the applicable field of use and (ii) share equally in the net profits and net losses of commercializing products directed against such collaboration target in the applicable field of use in the United States.

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

In consideration for the discovery work and exclusive licenses granted to Roche under the Roche Agreement, Roche made a one-time non-refundable upfront cash payment to the Company of $135.0 million. In addition to the upfront payment, the Company is eligible to receive, upon the first achievement of certain opt-in, preclinical, clinical, regulatory and sales milestones, up to an aggregate of (i) $283.0 million for each program for which Roche exercises its option prior to lead optimization and the Company does not exercise the Vividion Option, (ii) $502.0 million for which Roche exercises its option at the next preclinical development milestone and the Company does not exercise the Vividion Option, (iii) $446.0 million for each program for which Roche exercises its option after clinical proof of concept and the Company does not exercise the Vividion Sharing Option or the Company exercises the Vividion Sharing Option but, prior to the dosing of the last patient in the last clinical trial of such program, opt not to share U.S. net profits and net losses, (iv) $137.5 million for each program for which the Company exercises the Vividion Sharing Option, and (v) $436.0 million for each program for which the Company exercises the Vividion Sharing Option but, after the dosing of the last patient in the last clinical trial of such program, opt not to share U.S. net profits and net losses.

In addition, the Company is eligible to receive tiered royalties ranging from mid-single digit to mid-teen percentages on annual net sales of any commercial products that may result from the collaboration, except for those where Roche opts in after clinical proof of concept and the Vividion Sharing Option is not exercised or the Company exercises the Vividion Sharing Option but opts out of sharing U.S. net profits and losses, for which the Company is eligible to receive tiered royalties in the low teens to high teens percentage range, subject to certain customary reductions and excluding sales in the United States of any products for which the Company exercises the Vividion Sharing Option, for which the Company shares equally in net profits and net losses.

At contract inception and through March 31, 2021, the Company has identified one performance obligation under the Roche Agreement since the delivered elements are either not capable of being distinct or are not distinct within the context of the contract. The Company concluded that Roche’s options to obtain a development, manufacturing and commercialization license for each collaboration target and to extend the initial research term do not represent material rights and are not considered performance obligations because they do not contain a significant and incremental discount. Accordingly, the initial transaction price of $135.0 million is allocated to the single performance obligation where the Company recognizes revenue under the cost-based input method over the initial research term of 39 months. Using the cost-based input method, the Company recognizes revenue based on actual costs incurred as a percentage of total estimated costs as the Company completes its performance obligation. Any cumulative effect of revisions to estimated costs to complete the Company’s performance obligation will be recorded in the period in which changes are identified and amounts can be reasonably estimated. This approach requires the Company to use significant judgement and make estimates of future expenditures. If the Company’s estimates or judgements change over the course of the collaboration, they may affect the timing and amount of revenue that it recognizes in the current and future periods.

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

There are no contract assets as of December 31, 2019 or 2020 or March 31, 2021 related to the BMS Agreement and the Roche Agreement. A reconciliation of the closing balance of deferred revenue related to the BMS Agreement and the Roche Agreement is as follows (in thousands):

	BMS Agreement	Roche Agreement	Total
Balance as of December 31, 2018	$75,208	$—	$75,208
Revenue recognized	(23,750)	—	(23,750)

Balance as of December 31, 2019	51,458	—	51,458
Addition — upfront payment	—	135,000	135,000
Revenue recognized	(18,759)	(15,634)	(34,393)

Balance as of December 31, 2020	32,699	119,366	152,065
Revenue recognized	(5,820)	(9,121)	(14,941)

Balance as of March 31, 2021	$26,879	$110,245	$137,124

4. Fair Value Measurements and Investments

The following tables present information about the Company’s financial assets and liabilities that have been measured at fair value as of December 31, 2019 and 2020 and March 31, 2021 and indicate the fair value of the hierarchy of the valuation inputs utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair value determined by Level 2 inputs utilize observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted market prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. During the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021, there were no transfers between Level 1 and Level 2 financial assets. As of December 31, 2019 and 2020 and March 31, 2021, the Company’s financial instruments primarily consist of cash and cash equivalents, investments, other assets, accounts payable and other liabilities. The carrying value of these financial instruments generally approximates fair value due to their short-term nature.

The Company’s investments in cash and cash equivalents are classified within the Level 1 designation discussed above. The Company’s investments in Level 2 assets consisted primarily of commercial paper, corporate debt securities and repurchase agreements and U.S. government securities and are valued based on inputs other than quoted market prices that are directly or indirectly observable as of December 31, 2019 and 2020 and March 31, 2021. The Company determines the fair value of Level 2 related securities using standard observable inputs, including reported trades, broker/dealer quotes, bids and/or offers. No transfers between levels have occurred during the periods presented.

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

Financial liabilities measured at fair value on a recurring basis include the Series A Warrant discussed below.

Investments as of December 31, 2019 consisted of the following (in thousands):

	Maturity	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value

Short-term investments:
Commercial paper	1 year or less	$31,533	$ 14	$—	$31,547
Corporate debt securities	1 year or less	48,263	48	(1)	48,310
U.S. government securities	1 year or less	25,292	27	(2)	25,317

Long-term investments:
Corporate debt securities	1 year or more	1,814	3	—	1,817
U.S. government securities	1 year or more	3,031	—	(2)	3,029

		$109,933	$92	$(5)	$110,020

Investments as of December 31, 2020 consisted of the following (in thousands):

	Maturity	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value

Short-term investments:
Commercial paper	1 year or less	$49,188	$2	$—	$49,190
Corporate debt securities	1 year or less	33,068	33	(1)	33,100
U.S. government securities	1 year or less	106,192	17	(3)	106,206

		$188,448	$52	$(4)	$188,496

Investments as of March 31, 2021 consisted of the following (in thousands):

	Maturity	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value

Short-term investments:
Commercial paper	1 year or less	$35,229	$1	$—	$35,230
Corporate debt securities	1 year or less	14,925	11	(2)	14,934
U.S. government securities	1 year or less	91,677	21	—	91,698

Long-term investments:
U.S. government securities	1 year or more	20,407	3	—	20,410

		$162,238	$36	$(2)	$162,272

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

The Company does not intend to sell any investments prior to recovery of their amortized cost basis for any investments in an unrealized loss position. During the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021, there were no investments that have been in a continuous unrealized loss position for more than one year. Assets and liabilities measured at fair value on a recurring basis as of December 31, 2019 were as follows (in thousands):

	Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3

Assets

Cash equivalents
Cash and money market funds	$16,797	$16,797	$—	$—
Commercial paper	3,193	—	3,193	—
Repurchase agreements	10,000	—	10,000	—

Investments
Commercial paper	31,547	—	31,547	—
Corporate debt securities	50,127	—	50,127	—
U.S. government securities	28,346	—	28,346	—

Total	$140,010	$16,797	$123,213	$—

Liabilities
Series A Warrant	$66	$—	$—	$66

Total	$66	$—	$—	$66

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2020 were as follows (in thousands):

	Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3

Assets

Cash equivalents
Cash and money market funds	$27,717	$27,717	$—	$ —

Investments
Commercial paper	49,190	—	49,190	—
Corporate debt securities	33,100	—	33,100	—
U.S. government securities	106,206	—	106,206	—

Total	$216,213	$27,717	$188,496	$—

Liabilities
Series A Warrant	$107	$—	$—	$107

Total	$107	$—	$—	$107

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2021 were as follows (in thousands):

	Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3

Assets

Cash equivalents
Cash and money market funds	$171,598	$171,598	$—	$—

Investments
Commercial paper	35,230	—	35,230	—
Corporate debt securities	14,934	—	14,934	—
U.S. government securities	112,108	—	112,108	—

Total	$333,870	$171,598	$162,272	$—

Liabilities
Series A Warrant	$153	$—	$—	$153

Total	$153	$—	$—	$153

There was no material change in the fair value of the Series A Warrant liability or the related assumptions used in the Black-Scholes option pricing model. The following table provides a summary of changes in the estimated fair value of the Series A Warrant liability measured using significant Level 3 inputs (in thousands):

Balance as of December 31, 2018	$47
Change in fair value	19

Balance as of December 31, 2019	66
Change in fair value	41

Balance as of December 31, 2020	107
Change in fair value	46

Balance as of March 31, 2021	$153

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

5. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	December 31,		March 31,
	2019	2020	2021
Computers and software	$15	$140	$140
Furniture and fixtures	255	334	387
Laboratory equipment	9,869	13,750	14,159
Leasehold improvements	2,701	2,701	2,701

	12,840	16,925	17,387
Less: accumulated depreciation and amortization	(3,832)	(6,534)	(7,348)

	$9,008	$10,391	$10,039

Depreciation expense, including amortization expenses of assets recorded under capital and finance leases, was $2.1 million and $2.7 million for the years ended December 31, 2019 and 2020, respectively, and $0.6 million and $0.8 million for the three months ended March 31, 2020 and 2021, respectively.

6. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31,		March 31,
	2019	2020	2021
Accrued compensation	$2,243	$2,054	$1,654
Outsourced research and development expenses	507	1,541	1,393
Warrant liability	66	107	153
Income tax payable	441	—	82
Finance lease liability, current portion	—	138	70
Capital lease liability, current portion	462	—	—
Other	707	995	1,634

	$4,426	$4,835	$4,986

7. Long-Term Debt

In August 2016, the Company entered into a Loan and Security Agreement with Silicon Valley Bank (the “SVB Loan”) whereby the Company borrowed $750,000. The term loan was payable monthly, carried an interest rate of prime plus 1.5% and required the Company to pay a final payment fee of 5.35% of the principal and accrued interest balance. In April 2019, the Company paid off the SVB Loan in full with a total repayment of approximately $383,000, which included the outstanding principal and accrued interest on the pay-off date, the prepayment fee and final payment fee.

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

In addition, in connection with the SVB Loan, in August 2016 the Company issued a Series A Warrant to Silicon Valley Bank to purchase 100,000 of the Company’s Series A convertible preferred stock at its original issuance price of $0.25 per share. The Series A Warrant is fully exercisable and has a term of 10 years from the original issuance date.

8. Research Funding and License Agreement

Research Funding and Option Agreement

On September 15, 2014, the Company entered into a Research Funding and Option Agreement (the “Research Agreement”) for certain technologies from The Scripps Research Institute (“TSRI”), which is a less than 5% stockholder of the Company, and in December 2016, February 2017, September 2018 and January 2020, amended the Research Agreement. Pursuant to the Research Agreement (as amended), the Company provides certain funding to TSRI to support its research related to chemical proteomics in the laboratory of a faculty member, who is also a member of the Company’s board of directors and a less than 5% stockholder of the Company. The agreement, which included a non-exclusive option to license all patent rights and the technology arising under the TSRI License described below, continues in effect until the earlier of (i) February 2022, and (ii) the completion of the research program, unless otherwise early terminated upon default or insolvency, or by the Company with 30 days’ advance written notice.

As of December 31, 2019 and 2020 and March 31, 2021, the Company had prepaid expenses of $0.1 million, $0.1 million and $0.3 million, respectively, under the Research Agreement. During the years ended December 31, 2019 and 2020, the Company recorded $1.0 million and $0.7 million, respectively, in research and development expenses for funding provided under the Research Agreement. During each of the three months ended March 31, 2020 and 2021, the Company recorded $0.2 million in research and development expenses for funding provided under the Research Agreement.

License Agreement

On January 6, 2016, the Company entered into a License Agreement (the “TSRI License”) with TSRI to license certain of TSRI’s compounds and to receive an exclusive license to certain licensed patent rights and technical information. Under the TSRI License, as amended, TSRI granted the Company an exclusive, worldwide, royalty-bearing, sublicensable, license to certain licensed patent rights and technical information, including the patent rights and technical information under the Research Agreement (the “Licensed Technology”).

In consideration for the license, the Company issued TSRI a total of 1,982,628 shares of the Company’s common stock. TSRI is also entitled to receive a nonrefundable minimum annual royalty of $25,000 and reimbursement for patent related expenses, as well as up to an aggregate of $1.9 million per product in milestone payments based on the first achievement of certain clinical and regulatory milestones. The parties may terminate the TSRI License at any time by mutual agreement. In addition, the Company may terminate the TSRI License by giving 90 days’ notice to TSRI and TSRI may terminate the TSRI License immediately in the event of certain breaches of the agreement by the Company or upon the Company’s failure to undertake certain activities in furtherance of commercial development goals. Unless terminated earlier by either or both parties, the term of the TSRI License will continue until the final expiration of all royalty obligations under the agreement.

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

9. Convertible Preferred Stock and Stockholders’ Deficit

Amended and Restated Certificate of Incorporation

In February 2021, the Company filed its sixth amended and restated certificate of incorporation to increase the number of authorized shares of common stock to 282,000,000 shares and the number of authorized shares of convertible preferred stock to a total of 213,831,388 shares. Further, the amendment created and designated Series C convertible preferred stock, par value $0.001, with total authorized shares of 64,285,721.

In March 2021, the Company amended its sixth amended and restated certificate of incorporation to increase the number of authorized shares of common stock to 302,000,000 shares.

Convertible Preferred Stock

The Company’s convertible preferred stock have been classified as temporary equity in the accompanying balance sheet in accordance with authoritative guidance for the classification and measurement of potentially redeemable securities whose redemption is based upon certain change in control events outside of the Company’s control, including liquidation, sale or transfer of control of the Company. The Company has determined not to adjust the carrying values of the convertible preferred stock to the liquidation preferences of such shares because the occurrence of any such change in control event is not probable.

In April 2019, the Company issued 57,543,868 shares of its Series B convertible preferred stock at $1.425 per share for total gross proceeds of approximately $82.0 million.

In February 2021, the Company issued 64,285,721 shares of its Series C convertible preferred stock for net proceeds of $134.7 million.

As of December 31, 2019 and 2020, convertible preferred stock consisted of (in thousands, except share and per-share numbers):

	Shares Authorized	Shares Issued and Outstanding	Per Share Original Issue Price	Liquidation Preference	Carrying Value
Series A	18,118,465	18,018,465	$0.250	$4,505	$4,417
Series A-2	67,333,334	67,333,334	$0.600	40,400	40,465
Series A-3	6,550,000	6,550,000	$0.900	5,895	5,850
Series B	57,543,868	57,543,868	$1.425	82,000	81,764

Total	149,545,667	149,445,667		$132,800	$132,496

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

As of March 31, 2021, convertible preferred stock consisted of (in thousands, except share and per-share numbers):

	Shares Authorized	Shares Issued and Outstanding	Per Share Original Issue Price	Liquidation Preference	Carrying Value
Series A	18,118,465	18,018,465	$0.250	$4,505	$4,417
Series A-2	67,333,334	67,333,334	$0.600	40,400	40,465
Series A-3	6,550,000	6,550,000	$0.900	5,895	5,850
Series B	57,543,868	57,543,868	$1.425	82,000	81,764
Series C	64,285,721	64,285,721	$2.100	135,000	134,664

Total	213,831,388	213,731,388		$267,800	$267,160

The rights, preferences and privileges of each of the series of convertible preferred stock (collectively, “Preferred Stock”) as of March 31, 2021 were as follows:

Voting Rights

Holders of Preferred Stock have voting rights on a one-for-one basis based on the number of common stock that the Preferred Stock can be converted into at that time.

Conversion

Each share of Preferred Stock is convertible into the Company’s common stock at any time at the option of the holder. In addition, each share of Preferred Stock automatically converts into common stock upon either (a) the closing of a firm-commitment underwritten initial public offering pursuant to an effective registration statement at a price of at least $2.85 per share and raising more than $50,000,000 in capital or (b) with the vote or written consent of the holders of at least 60% of the then outstanding Preferred Stock, consenting or voting together as a single class on an as-converted basis. The initial conversion price is the original issuance price of such series of Preferred Stock, subject to customary anti-dilutive adjustments.

Dividends

Series C and Series B convertible preferred stockholders are entitled to a non-cumulative dividend of 6% per annum of their original issue price when, as and if declared by the board of directors, only out of funds that are legally available, prior to payment of any dividend to the Series A, Series A-2 and Series A-3 convertible preferred stockholders and common stockholders.

Series A-2 and Series A-3 convertible preferred stockholders are entitled to a non-cumulative dividend of 6% of their respective original issue price when, as and if declared by the board of directors, only out of funds that are legally available, prior to payment of any dividend to the Series A convertible preferred stockholders and common stockholders.

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

Provided that the 6% non-cumulative dividends of the Series C, Series B, Series A-2 and Series A-3 convertible preferred stock are fully satisfied, then the Series C, Series B, Series A-2 and Series A-3 convertible preferred stockholders participate in any dividends declared and paid to Series A convertible preferred stockholders and common stockholders. No dividends have been declared as of December 31, 2020 or March 31, 2021.

Liquidation Preferences

The Preferred Stock have preferential rights over common stockholders upon liquidation distribution (including deemed liquidation events). For each share of Preferred Stock, the liquidation preference is the original purchase price of such series of Preferred Stock plus any declared but unpaid dividends. In the event that there are insufficient assets to pay the liquidation preference, then available assets will be distributed to all holders of Preferred Stock on a proportionate basis.

Redemption

The shares of Preferred Stock can become redeemable upon certain deemed liquidation events with voting of the holders of Preferred Stock, who together control majority of the voting rights of the Company. Such contingent redemption right is deemed outside of the Company’s control.

In addition, the Preferred Stock together as a class, have certain protective provisions whereby the Company cannot enter into certain transactions, such as selling assets, dissolving the Company, and amending certain corporate documents, among others, without majority approval of the holders of Preferred Stock.

Common Stock

Stock-Based Compensation

In March 2016, the Company adopted the 2016 Equity Incentive Plan (the “2016 Plan”). The 2016 Plan was amended in 2019 and 2020 to increase the number of shares reserved for issuance to 45,795,636 and 57,495,636, respectively. In March 2021, the Company amended the 2016 Plan to increase the number of shares of common stock available for issuance by 20,000,000 shares to a total of 77,495,636 shares. Recipients of stock options shall be eligible to purchase shares of the Company’s common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant. The general term of the options granted under the 2016 Plan is 10 years, and the options generally vest over a four-year period. In 2019 and 2020, the Company granted stock options to certain executives that vest based on the achievement of performance-based criteria related to regulatory and financing milestones. As of December 31, 2020 and March 31, 2021, 10,522,511 shares and 14,389,197 shares, respectively, remained available to be granted under the 2016 Plan.

The 2016 Plan allows for early exercise of stock option grants if authorized by the board of directors at the time of grant. Any shares of common stock issued from the early exercise of stock options are restricted and vest over time. The Company has the option to repurchase any unvested shares at the lower of the original issue price or current fair value upon any voluntary or involuntary termination of such optionee.

In addition, the Company accounts for promissory notes entered into with employees and non-employees for the early exercise of stock options as nonrecourse notes, in accordance with authoritative accounting guidance

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

in ASC 718, Share based Payments. Shares issued in exchange for the nonrecourse note are not accounted for as a sale and issuance of stock. Rather, they are accounted for as the grant and early exercise of stock options as they are compensatory in nature. The nonrecourse notes are not recorded on the accompanying balance sheets as failure to pay would result in a return of the shares issued.

In November 2016 and August 2017, the Company entered into Promissory Notes for $0.1 million and $0.7 million, (“2016 Promissory Note” and “2017 Promissory Note”, respectively), related to the early exercise of stock options. The Promissory Notes are collateralized by the shares of the Company’s common stock issued.

The 2016 Promissory Note covers the early exercise of 1,000,000 shares of common stock and bears an annual interest rate of 2%. The 2016 Promissory Note, as amended, can be prepaid without penalty and is due in November 2023. The 2017 Promissory Note covers the early exercise of 5,911,000 shares of common stock and bears an annual interest rate of 1.94%. The 2017 Promissory Note can be prepaid without penalty and is due in August 2026.

As of December 31, 2019, there were 6,911,000 shares issued and 4,127,624 vested that remain secured subject to repayment of the total outstanding Promissory Notes of $0.8 million. In October 2020, the Company forgave the outstanding 2017 Promissory Note of $0.8 million, and, as a result, the Company released restrictions surrounding 5,911,000 shares of common stock.

As of December 31, 2020 and March 31, 2021, there were 1,000,000 shares issued and vested that remain subject to repayment of the outstanding 2016 Promissory Note of $0.1 million.

The following table summarizes stock options issued under the 2016 Plan:

	Options and Awards Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2018	10,260,275	$0.19
Granted	13,515,680	$0.35
Exercised	(144,250)	$0.14		$30
Cancelled/forfeited	(110,959)	$0.32

Outstanding as of December 31, 2019	23,520,746	$0.28	9.05	$1,581
Granted	16,641,586	$0.47
Exercised	(883,913)	$0.23		$590
Cancelled/forfeited	(5,056,530)	$0.33

Outstanding, vested and expected to vest as of December 31, 2020	34,221,889	$0.37	8.83	$28,062
Granted	16,345,065	$1.19
Exercised	(2,293,877)	$0.20		$679
Canceled/forfeited	(211,751)	$0.26

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

	Options and Awards Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding, vested and expected to vest as of March 31, 2021	48,061,326	$0.66	8.79	$48,673

Exercisable as of December 31, 2020	10,288,455	$0.23	7.54	$9,854

Exercisable as of March 31, 2021	9,610,834	$0.26	5.89	$13,544

Vested as of December 31, 2020	9,638,381	$0.24	7.59	$9,175

Vested as of March 31, 2021	9,297,345	$0.26	5.87	$13,070

The weighted-average grant date fair value of options granted in the years ended December 31, 2019 and 2020 was $0.24 and $0.80 per share, respectively. The weighted-average grant date fair value of options granted in the three months ended March 31, 2020 and 2021 was $0.26 and $1.24 per share, respectively. There were 5,813,262 and 9,352,367 options vested during the years ended December 31, 2019 and 2020 with a fair value of $0.8 million and $1.6 million, respectively. There were 1,631,889 and 2,004,254 options vested during the three months ended March 31, 2020 and 2021 with a fair value of $0.2 million and $0.6 million, respectively.

The underlying weighted-average assumptions used to value employee and non-employee stock options granted using the Black-Scholes option pricing model were as follows:

	Years Ended		Three Months Ended
	December 31,		March 31,
	2019	2020	2020	2021
Fair value of common stock	$0.35	$1.00	$0.35	$1.67
Risk-free interest rate	1.73%	0.68%	1.34%	1.11%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Expected term of options (in years)	6.08	6.06	6.08	6.08
Expected volatility	77.71%	83.96%	90.59%	80.78%

Fair value of common stock—The fair value of the shares of common stock underlying the stock options has been the responsibility of, and determined by, the Company’s board of directors, with input from management. Historically, since there has been no public market for the Company’s common stock, the Company’s board of directors determined the fair value of the Company’s common stock on each grant date by considering a number of objective and subjective factors, including the most recent independent third-party valuations of the Company’s common stock, sales of the Company’s convertible preferred stock to unrelated third parties, operating and financial performance of the Company, the lack of liquidity of capital stock and general and industry-specific economic outlook, and the Company’s board of directors’ assessment of additional objective and subjective factors that it believed were relevant and that may have changed from the date of the most recent valuation through the date of the grant. As part of the preparation of these financial statements, the Company performed a retrospective reassessment of its stock option fair values for all awards granted in 2020

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

and 2021 and concluded that for awards granted from October 2020 through December 2020, the fair value per share for financial reporting purposes was $1.19 per share, equal to the valuation determined for the Company’s common stock as of December 31, 2020. In addition, based on the retrospective reassessment, the fair value per share for financial reporting purposes for awards granted during the three months ended March 31, 2021 was $1.67, equal to the valuation determined for the Company’s common stock as of March 31, 2021.

Risk-free interest rate—The risk-free rate assumption is based on the U.S. Treasury yield in effect at the time of the grant with maturities consistent with the expected term of the stock options.

Expected dividend yield—The expected dividend yield assumption is based on the Company’s history and expectation of dividend payouts. The Company has not paid and does not intend to pay dividends and, therefore, used an expected dividend yield of zero.

Expected term—The expected term of stock options represents the weighted average period of time that the stock options are expected to be outstanding. Because the Company does not have sufficient historical exercise behavior, the Company uses the simplified method for estimating the expected term, which calculates the expected term as the average time-to-vesting and the contractual life of the stock options.

Expected volatility—Due to the Company’s limited operating history and lack of company-specific historical or implied volatility, the expected volatility assumption was determined by examining the historical volatilities of a group of industry peers whose share prices are publicly available, and is calculated based on a period consistent with the expected term of the option.

Performance-Based Stock Options

In December 2019 and 2020, the Company granted stock options with performance-based conditions under the 2016 Plan to purchase 3,157,559 shares and 2,700,300 shares, respectively, of its common stock. Shares subject to 4,237,679 of these stock options vest in 24 equal monthly installments following the date that is 30 days after the achievement of an early clinical milestone relating to the submission of the Company’s first IND application with the U.S. Food and Drug Administration, subject to continued services. Shares subject to 1,620,180 of these stock options vest over 4 years, with 25% of the shares vesting on the 1-year anniversary of the date on which the Company receives at least $100 million in gross proceeds from one or more equity financing transactions that occur on or before May 9, 2022 and the balance of shares vesting in 36 equal monthly installments over the subsequent 36-month period, subject to continued services. Of the total 5,857,859 stock options granted with performance conditions, 4,320,712 stock options remain outstanding as of December 31, 2020 and 1,537,147 stock options were forfeited in 2020 without the milestones having been achieved. As the achievement of the performance conditions for these performance-based stock options outstanding is not considered probable as of December 31, 2019 and 2020, no stock-based compensation expense was recorded in the years ended December 31, 2019 and 2020 related to these stock options. During the three months ended March 31, 2021, the financing condition related to 1,620,180 of the outstanding performance-based stock options, as mentioned above, was achieved in connection with the sale of Series C convertible preferred stock and vesting of the award commenced. Stock-based compensation expense totaling $0.3 million was recorded in the three months ended March 31, 2021 related to these stock options.

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

Former Executive Officers’ Equity Awards

In October 2020 and December 2020, the Company modified certain shares of equity awards that had previously been granted to two of the Company’s former executive officers. The vesting of certain unvested equity awards was accelerated, and the vesting and exercise terms of certain vested equity awards were modified. In addition, in October 2020, the Company forgave a non-recourse promissory note, including accrued interest, totaling $0.8 million due from one of the former executives issued in connection with the exercise of these equity awards. During the year ended December 31, 2020, stock-based compensation expense of $1.9 million was recorded in connection with these modifications and is included in general and administrative expenses in the accompanying statements of operations and comprehensive loss.

Stock-Based Compensation Expense

Stock-based compensation expenses included in the Company’s statement of operations and comprehensive loss were (in thousands):

	Years Ended		Three Months Ended
	December 31,		March 31,
	2019	2020	2020	2021
Research and development	$357	$707	$155	$353
General and administrative	487	2,808	187	1,160

	$844	$3,515	$342	$1,513

The total unrecognized compensation cost related to outstanding unvested stock-based awards with service conditions as of December 31, 2020 and March 31, 2021 was $11.7 million and $31.9 million, respectively, and is expected to be recognized over a weighted-average period of 2.6 years and 3.4 years, respectively. Total unrecognized compensation cost related to outstanding unvested stock-based awards with performance conditions as of December 31, 2020 and March 31, 2021 was $3.0 million and $1.4 million, respectively, and will be recognized if and when performance conditions become probable of achievement.

Early Exercise Liability

Some of the options granted under the 2016 Plan may be exercised prior to the time that the options have vested, provided that such shares shall remain subject to repurchase until such time as they have vested. The right to repurchase these shares generally lapses over the four-year vesting period. As of December 31, 2019 and 2020 and March 31, 2021, there were 3,888,937, 215,607 and 164,193 unvested shares, respectively, representing an early exercise liability of approximately $0.1 million, $26,000 and $20,000, respectively. The unvested shares purchased by the employees are not deemed, for accounting purposes, to be outstanding.

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

The following table summarizes the activity of the unvested stock awards:

	Years Ended		Three Months Ended
	December 31,		March 31,
	2019	2020	2021
Unvested at beginning of year	6,518,551	3,888,937	215,607
Early exercised during the period	33,368	—	68,023
Vested	(2,662,982)	(3,673,330)	(119,437)

Unvested at end of period	3,888,937	215,607	164,193

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance consisted of the following:

	December 31,	March 31,
	2020	2021
Convertible preferred stock outstanding	149,445,667	213,731,388
Series A Warrant	100,000	100,000
Common stock options outstanding	34,221,889	48,061,326
Common stock reserved for future option grants	10,522,511	14,389,197

Total	194,290,067	276,281,911

10. Commitments and Contingencies

Leases

In March 2018, the Company leased office and laboratory space for the Company’s headquarters in San Diego, California (the “2018 Lease”). The 2018 Lease was set to expire in October 2025. On September 25, 2020, the Company and its existing landlord entered into an agreement to amend the 2018 Lease, which, among other things, extended the lease term to November 30, 2031 (the “Amended 2018 Lease”). The Company will pay base rent in accordance with the terms of the 2018 Lease through the original expiration date of October 2025, followed by base rent as specified in the Amended 2018 Lease, which is subject to a 3% annual increase. In addition, the Company will receive a 50% rent abatement for 12 months starting on the lease commencement date of the Expansion Premise Lease (defined below). In accordance with authoritative guidance, the Company re-measured the lease liability to be $12.9 million and related right-of-use asset of $12.7 million as of the date of the Amended 2018 Lease with the incremental borrowing rate of 6.75%.

On September 25, 2020, the Company and the existing landlord also agreed to expand the leased premises to include a separate building that would undergo significant improvements by the landlord, projected to be completed by December 1, 2021 (the “Expansion Premise Lease”). The Expansion Premise Lease is scheduled to expire on November 30, 2031, the same date as the Amended 2018 Lease. Base annual rent for the Expansion Premise Lease will be approximately $2.7 million for calendar year 2022, subject to an annual increase of 3%. In

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

addition, the Company received a 50% rent abatement for 12 months starting on the lease commencement date of the Expansion Premise Lease. In accordance with the terms of the Amended 2018 Lease, the Company provided the lessor with an irrevocable letter of credit in the amount of $0.3 million.

In August 2020, the Company also entered into operating lease agreements for temporary office and laboratory space at two separate locations for four months and 12 months (the “Temporary Leases”), respectively, and received rent abatement provided that the agreement for the Expansion Premise Lease remains in force until the expected commencement date of December 1, 2021. Under the guidance of Topic 842, the Company accounts for the Temporary Leases and the Expansion Premise Lease as one transaction and allocated the consideration across the lease components based on their respective stand-alone price. As of December 31, 2020, lease liability related to Temporary Leases of approximately $1.0 million was included in operating lease liability, current portion on the balance sheet, which will offset the operating lease right-of-use assets to be obtained upon the lease commencement date of the Expansion Premise Lease.

In addition, the Company leases certain laboratory equipment that are classified as finance leases and are included in property and equipment, net in the Company’s balance sheet. As of December 31, 2020, the Company’s operating lease right-of-use assets and finance lease right-of-use assets were $13.3 million and $0.4 million, respectively. As of December 31, 2020, the Company’s operating lease liabilities, current portion were $2.2 million and long-term operating lease liabilities, net of current portion were $11.7 million. Each of these amounts appears as a separate line within the Company’s balance sheet, except the finance lease liability, current portion, which is included in other current liabilities.

The weighted-average remaining lease term and discount rate related to the Company’s operating lease liabilities as of December 31, 2020 were 10.92 years and 6.75%, respectively. The weighted-average remaining lease term and discount rate related to the Company’s finance lease liability as of December 31, 2020 were 0.41 years and 9.22%, respectively.

The components of rent expense during the year ended December 31, 2020 were as follows (in thousands):

Operating lease expense	$1,585

Finance lease expense:
Amortization of right-of-use assets	$352
Interest on lease liabilities	30

Total finance lease expense	$382

Operating lease expense for the year ended December 31, 2020 was net of $0.5 million of sublease income. The sublease agreement expired in September 2020. For the year ended December 31, 2019, rent expense was $1.3 million, net of sublease income of $0.6 million.

Cash paid for amounts included in the measurement of lease liabilities (in thousands):

Operating cash flows used for operating leases	$1,706

Operating cash flows used for finance leases	$30

Financing cash flows used for finance leases	$440

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

Future minimum annual lease payments under the Company’s operating leases and finance lease as of December 31, 2020, are as follows (in thousands):

	Operating Leases	Finance Leases
Year ending December 31,
2021	$1,209	$141
2022	706	—
2023	1,340	—
2024	1,380	—
2025	1,517	—
Thereafter	13,215	—

Total	19,367	141
Less: imputed interest	(6,513)	(3)

	12,854	138
Less: lease current obligations (1)	(1,167)	(138)

Non-current lease obligations	$11,687	$—

(1)	The current operating lease obligation on the balance sheet also includes approximately $1.0 million relating to the Temporary Leases.

The Company expects to measure and record an operating lease liability and related right-of-use asset for the Expansion Premise Lease liability upon its lease commencement date, currently estimated to be December 2021. The following is a schedule by year for future minimum lease payments under the Company’s agreement for the Expansion Premise Lease as of December 31, 2020 (in thousands):

Year ending December 31,
2021	$111
2022	1,449
2023	2,749
2024	2,831
2025	2,916
Thereafter	19,132

Total	$29,188

Legal Proceedings

The Company is subject to claims and assessments from time to time in the ordinary course of business but is not aware of any such matters, individually or in the aggregate, that will have a material adverse effect on the Company’s financial position, results of operations or cash flows. There are no matters currently outstanding for which any liabilities have been accrued.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with officers and members of its board of directors that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any material claims as of December 31, 2020 and March 31, 2021.

11. Income Taxes

The components of income tax expense (benefit) for the years ended December 31, 2019 and 2020 are as follows (in thousands):

	Years Ended
	December 31,
	2019	2020

Current
Federal	$441	$(441)

State	—	—

	$441	$(441)

A reconciliation of income taxes to the amount computed by applying the U.S. federal statutory income tax rate to the net loss is summarized as follows (in thousands):

	Years Ended
	December 31,
	2019	2020
Income tax expense (benefit) at statutory rates	$(3,570)	$(5,438)
State income tax, net of federal benefit	(995)	(1,451)
Equity compensation	169	463
Research credits	(4,458)	(3,587)
Other	66	19
Valuation allowance	9,229	9,553

	$441	$(441)

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

Significant components of the Company’s net deferred tax assets are as follows (in thousands):

	December 31,
	2019	2020

Deferred tax assets:
Net operating loss carryforwards	$198	$10,284
Research and development tax credits	3,902	8,792
Deferred revenue	14,400	9,150
Lease liability	—	3,873
Stock-based compensation	49	360
Other	376	531

Total deferred tax assets	18,925	32,990
Less: valuation allowance	(17,551)	(27,090)

Deferred tax assets, net of valuation allowance	1,374	5,900

Deferred tax liabilities:
Depreciation and amortization	(1,374)	(2,180)
ROU asset	—	(3,720)

Total deferred tax liability	(1,374)	(5,900)

Deferred tax assets, net	$—	$—

The Company has established a valuation allowance against its net deferred tax assets due to the Company’s recent history of losses and the uncertainty that such assets will be realized. The change in the valuation allowance was an increase of $9.2 million and $9.5 million for the years ended December 31, 2019 and 2020, respectively. The Company’s accounting for deferred taxes involves the evaluation of a number of factors concerning the realizability of its net deferred tax assets. The Company primarily considered such factors as its history of operating losses, the nature of the Company’s deferred tax assets, and the timing, likelihood, and amount, if any, of future taxable income during the periods in which those temporary differences and carryforwards become deductible. At present, the Company does not believe that it is more likely than not that the deferred tax assets will be realized; accordingly, a full valuation allowance has been established and no deferred tax asset is shown in the accompanying balance sheets.

As of December 31, 2020, the Company had federal and state net operating loss (“NOL”) carryforwards of approximately $35.5 million and $37.8 million, respectively. A portion of the federal and state NOL carryforwards begin to expire in 2035 and 2040, respectively, unless previously utilized. The portion of the federal NOL carryforwards generated in years after 2017 of approximately $35.2 million may be carried forward indefinitely.

As of December 31, 2020, the Company has federal and state research and development tax credit carryforwards of approximately $8.3 million and $5.3 million, respectively. The federal research and development tax credit carryforwards begin to expire in 2034 unless previously utilized, and the state research and development tax credit carryforwards are available indefinitely.

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

Sections 382 and 383 of the Internal Revenue Code (the “Code”) impose limitations on the annual utilization of NOL and research and development tax credit carryforwards whenever a greater than fifty percent change in the ownership of a company occurs within a three-year period. In addition to the annual limitations on NOL and research and development tax credit carryforwards, Section 382 can also restrict the utilization of certain post-change losses if the tax basis in assets exceeds the fair value of assets at the date of an ownership change. The Company completed a study to assess whether an ownership change, as defined by Section 382 of the Code, had occurred from the Company’s formation through December 31, 2019. As a result of this analysis, it was determined that ownership changes have occurred at the Company within the meaning of Section 382 of the Code and the Company’s tax attributes have been adjusted accordingly. Future changes in the ownership of the Company could place additional restrictions on the Company’s ability to utilize operating loss and credit carryforwards generated by the Company.

The Company’s unrecognized tax benefits as of December 31, 2019 and 2020 were $2.4 million and $3.8 million, respectively. Due to the existence of the valuation allowance, future changes in unrecognized tax benefits would have no effect on the Company’s effective tax rate.

The following table summarizes the activity related to the Company’s gross unrecognized tax benefits at the beginning and end of the year ended December 31, 2019 and 2020 (in thousands):

	December 31,
	2019	2020
Unrecognized tax benefits as of the beginning of the year	$1,218	$2,363
Increase related to current year positions	1,145	1,298
Increase related to prior year positions	—	125

Unrecognized tax benefits as of the end of the year	$2,363	$3,786

The Company does not foresee any material changes to unrecognized tax benefits within the next 12 months.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending income tax examinations. The Company’s tax years are still open under statute from 2013 to the present. Earlier years may be examined to the extent that tax credit or NOL carryforwards are used in future periods. The Company’s policy is to record interest and penalties related to income taxes as part of its income tax provision. For the years ended December 31, 2019 and 2020, the Company has not recorded any interest or penalties related to income tax matters.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted in response to the COVID-19 pandemic. The CARES Act allows NOLs incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. As a result, the Company plans to carryback a portion of its 2020 NOL to claim a refund of cash taxes paid for the year ended December 31, 2019. In addition, the Company took advantage of a provision of the CARES Act that includes an acceleration of depreciation for qualified leasehold improvements. The impact of these provisions is a decrease to cash taxes of approximately $0.4 million.

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

The CARES Act also includes non-income tax relief from which the Company will benefit, including payroll tax credits for employee retention. For the year ended December 31, 2020, the Company recognized a payroll tax retention credit, which is intended to be a reimbursement for certain wage and benefit costs that the Company would not have otherwise incurred.

12. 401(k) Plan

The Company maintains a defined contribution 401(k) plan available to eligible employees. Employee contributions are voluntary and are determined on an individual basis, limited to the maximum amount allowable under federal tax regulations. The Company, at its discretion, may make certain matching contributions to the 401(k) plan. As of December 31, 2020 and March 31, 2021, no contributions to the 401(k) plan have been made by the Company.

13. Subsequent Events

The Company evaluated subsequent events that occurred after the December 31, 2020 balance sheet date through April 22, 2021, the date the financial statements were available to be issued. During this period, the Company did not have any material subsequent events other than those disclosed below or elsewhere in the financial statements.

Issuance of Stock Option Awards

From January 1, 2021 through April 22, 2021, the Company’s board of directors granted options to purchase an aggregate of 20,613,765 shares of the Company’s common stock to certain of the Company’s employees, officers, and directors under the 2016 Plan. These stock options generally vest over four years with exercise prices ranging from $1.19 per share to $1.67 per share. Total stock-based compensation expense of approximately $25.2 million is to be recognized over the vesting period, based on the estimated grant date fair value.

14. Subsequent Events (unaudited)

The Company has evaluated all events or transactions that occurred after the March 31, 2021 balance sheet date for recognition purposes through June 4, 2021, the date when the unaudited financial statements were available. During this period, the Company did not have any material subsequent events other than those disclosed elsewhere in the financial statements.

Issuance of Stock Option Awards

From April 1, 2021 through June 4, 2021, the Company’s board of directors granted options to purchase an aggregate of 5,856,700 shares of the Company’s common stock to certain of the Company’s employees and directors under the 2016 Plan. These stock options vest over four years with an exercise price of $1.67 per share. Total stock-based compensation expense of approximately $6.8 million is expected to be recognized over the vesting period, based on the estimated grant date fair value using the Black-Scholes option pricing model. However, the Company anticipates completing a retrospective reassessment of the fair value per share for

Vividion Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended March 31, 2020 and 2021 is unaudited) (continued)

financial reporting purposes for awards granted during the three months ended June 30, 2021, and it is possible that the Company may conclude the actual grant date fair value per share for financial reporting purposes was different from the estimated grant date fair value per share. Therefore, actual stock-based compensation expense may materially differ from the Company’s estimate.

Roche Agreement

On May 31, 2021, in accordance with the Roche Agreement (see Note 3), the Company received notification from Roche that it had selected a collaboration target as a nominated program based on the Company’s achievement of a prespecified preclinical milestone. Pursuant to the terms of the Roche Agreement, Roche is obligated to pay a non-refundable program nomination fee of $12.5 million to the Company.

            shares

Common stock

Preliminary prospectus

J.P. Morgan	BofA Securities	Jefferies

            , 2021

Through and including                 , 2021 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by Vividion Therapeutics, Inc., or the Registrant, in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC, registration fee, the FINRA filing fee and The Nasdaq Global Market listing fee.

AMOUNT
SEC registration fee		$10,910.00
FINRA filing fee		15,500.00
Nasdaq Global Market listing fee			*
Printing and mailing expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Transfer agent and registrar fees and expenses			*
Miscellaneous expenses			*

Total	$		*

*	To be provided by amendment.

Item 14. Indemnification of directors and officers.

The Registrant is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.

The Registrant’s amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, provide for the indemnification of its directors and officers to the fullest extent permitted under the Delaware General Corporation Law. Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Registrant’s amended and restated certificate of incorporation, as currently in effect, includes such a provision, and the Registrant’s amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering will include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Registrant upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Registrant.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, the Registrant has entered, and intends to continue to enter, into indemnification agreements with each of its directors and executive officers, which require the Registrant to indemnify such persons against any and all costs and expenses (including attorneys’, witness or other professional fees) actually and reasonably incurred by such persons in connection with any action, suit or proceeding (including derivative actions), whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer or is or was acting or serving as an officer, director, employee or agent of the Registrant or any of its affiliated enterprises. Under these agreements, the Registrant is not required to provided indemnification for certain matters, including:

•	indemnification beyond that permitted by the Delaware General Corporation Law;

•	indemnification for any proceeding with respect to the unlawful payment of remuneration to the director or officer;

•	indemnification for certain proceedings involving a final judgment that the director or officer is required to disgorge profits from the purchase or sale of the Registrant’s stock;

•

indemnification for proceedings involving a final judgment that the director’s or officer’s conduct was in bad faith, knowingly fraudulent or deliberately dishonest or constituted willful misconduct or a breach of his or her duty of loyalty, but only to the extent of such specific determination;

•

indemnification for proceedings or claims brought by an officer or director against us or any of the Registrant’s directors, officers, employees or agents, except for claims to establish a right of indemnification or proceedings or claims approved by the Registrant’s board of directors or required by law;

•	indemnification for settlements the director or officer enters into without the Registrant’s consent; or

•	indemnification in violation of any undertaking required by the Securities Act, or in any registration statement filed by the Registrant.

The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. There is at present no pending litigation or proceeding involving any of the Registrant’s directors or executive officers as to which indemnification is required or permitted, and the Registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

The Registrant has obtained liability insurance to cover certain liabilities its directors and officers may incur in connection with their service to the Registrant, and plans to expand such coverage to include matters arising under the securities laws prior to the completion of this offering.

The Registrant plans to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify the Registrant’s directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15. Recent sales of unregistered securities.

Set forth below is information regarding securities issued and options granted by the Registrant since April 1, 2018 that were not registered under the Securities Act. Also included is the consideration, if any, received by the Registrant, for such securities and options and information relating to the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(1)	In February 2021, the Registrant issued and sold an aggregate of 64,285,721 shares of its Series C convertible preferred stock to 27 accredited investors at a purchase price of $2.10 per share for an aggregate purchase price of approximately $135.0 million.

(2)	In April 2019, the Registrant issued and sold an aggregate of 57,543,868 shares of its Series B convertible preferred stock to 20 accredited investors at a purchase price of $1.425 per share for an aggregate purchase price of approximately $82.0 million.

(3)	From April 1, 2018 through the effective date of this registration statement, the Registrant granted stock options to purchase an aggregate of shares of its common stock, at a weighted-average exercise price of $ per share, to certain of its employees, consultants and directors in connection with services provided to the Registrant by such persons.

(4)	From April 1, 2018 through the effective date of this registration statement, the Registrant has issued an aggregate of shares of its common stock upon exercise of such stock options for aggregate consideration of $ .

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, the Registrant believes these transactions were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits.

The exhibits listed below are filed as part of this registration statement.

Exhibit number	Description of document

1.1†	Form of Underwriting Agreement.

3.1	Sixth Amended and Restated Certificate of Incorporation, as amended, as currently in effect.

3.2	Form of Amended and Restated Certificate of Incorporation to become effective immediately prior to the completion of this offering.

3.3	Bylaws, as currently in effect.

3.4	Form of Amended and Restated Bylaws to become effective immediately prior to the completion of this offering.

4.1	Form of Common Stock Certificate of the Registrant.

4.2++	Third Amended and Restated Investors’ Rights Agreement, dated February 18, 2021, by and among the Registrant and certain of its stockholders.

4.3++	Warrant to Purchase Stock, dated August 12, 2016, issued to Silicon Valley Bank.

5.1†	Opinion of Cooley LLP.

10.1+	Form of Indemnity Agreement, by and between the Registrant and its directors and officers.

10.2+	Vividion Therapeutics, Inc. 2016 Equity Incentive Plan and Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise thereunder, as amended.

10.3+	Form of Vividion Therapeutics, Inc. 2021 Equity Incentive Plan and Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise thereunder.

10.4+	Form of Vividion Therapeutics, Inc. 2021 Employee Stock Purchase Plan.

10.5+	Form of Vividion Therapeutics, Inc. Non-Employee Director Compensation Policy.

10.6+	Offer of Employment, dated November 8, 2020, by and between the Registrant and Jeffrey S. Hatfield.

10.7+	Offer of Employment, dated December 5, 2019, by and between the Registrant and Robert T. Abraham, Ph.D.

10.8+	Offer of Employment, dated March 18, 2021, by and between the Registrant and Patricia L. Allen.

10.9*++	License Agreement, dated January 6, 2016, by and between the Registrant and The Scripps Research Institute, as amended on January 3, 2017.

10.10*++	Research Funding and Option Agreement, dated September 15, 2014, by and between the Registrant and The Scripps Research Institute, as amended on December 13, 2016, February 15, 2017, September 13, 2018 and January 17, 2020.

10.11*++	Collaboration, Option and License Agreement, dated April 3, 2020, by and among the Registrant, F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., as amended on September 9, 2020 and April 20, 2021.

10.12*++	Master Research and Collaboration Agreement, dated March 1, 2018, by and between the Registrant and Celgene Corporation.

Exhibit number	Description of document

10.13++	Letter Agreement, dated September 20, 2019, by and between the Registrant and Celgene Corporation.

10.14++	Consulting Agreement, dated January 1, 2017, by and between the Registrant and Benjamin F. Cravatt, Ph.D.

10.15++	Lease Agreement, dated December 31, 2014, by and among the Registrant, Oncosec Medical Incorporated and ARE-SD Region No. 18, LLC, as amended on December 4, 2015 and September 25, 2020.

10.16	Consent to Sublease, dated March 16, 2018, by and among the Registrant, ARE-SD Region No. 18, LLC and Oncosec Medical Incorporated.

10.17	NR Sublease Terms and Conditions, dated February 17, 2018, by and between the Registrant and Oncosec Medical Incorporated.

10.18+	Form of Vividion Therapeutics, Inc. Severance and Change in Control Benefit Plan.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2†	Consent of Cooley LLP. Reference is made to Exhibit 5.1.

24.1	Power of Attorney. Reference is made to the signature page hereto.
†	To be filed by amendment.

+	Indicates management contract or compensatory plan.

*	Certain portions of this exhibit (indicated by asterisks) have been excluded pursuant to Item 601(b)(10) of Regulation S-K because they are both not material and are the type that the Registrant treats as private or confidential.

++	Certain schedules and exhibits to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

(b) Financial statement schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 25th day of June, 2021.

Vividion Therapeutics, Inc.

By:	/s/ Jeffrey S. Hatfield
Jeffrey S. Hatfield, M.B.A.
Chief Executive Officer

Power of attorney

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey S. Hatfield and Patricia L. Allen, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jeffrey S. Hatfield Jeffrey S. Hatfield, M.B.A.	Chief Executive Officer and Member of the Board of Directors	June 25, 2021
(Principal Executive Officer)

/s/ Patricia L. Allen	Chief Financial Officer	June 25, 2021
Patricia L. Allen	(Principal Financial Officer and Principal Accounting Officer)

/s/ Richard Heyman	Chairman of the Board of Directors	June 25, 2021
Richard Heyman, Ph.D.

/s/ Kristina Burow	Member of the Board of Directors	June 25, 2021
Kristina Burow, M.B.A.

/s/ John K. Clarke	Member of the Board of Directors	June 25, 2021
John K. Clarke, M.B.A.

Signature	Title	Date

/s/ Benjamin F. Cravatt	Member of the Board of Directors	June 25, 2021
Benjamin F. Cravatt, Ph.D.

/s/ Thomas O. Daniel	Member of the Board of Directors	June 25, 2021
Thomas O. Daniel, M.D.

/s/ Catherine J. Friedman	Member of the Board of Directors	June 25, 2021
Catherine J. Friedman

/s/ Jakob Loven	Member of the Board of Directors	June 25, 2021
Jakob Loven, Ph.D.

/s/ Christine Siu	Member of the Board of Directors	June 25, 2021
Christine Siu, M.B.A.

/s/ Thomas Woiwode	Member of the Board of Directors	June 25, 2021
Thomas Woiwode, Ph.D.